Filed Pursuant to Rule 424(b)(4)

Registration No. 333-106599

PROSPECTUS

60,000,000 Shares

COMMON SHARES

Our parent, the selling shareholder, is offering 60,000,000 common shares. We will not receive any of the proceeds from the sale of common shares in this offering.

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.” On July 24, 2003 the last reported sale price of our common shares on the New York Stock Exchange was $18.93 per share.

Investing in our common shares involves risks. See “ Risk Factors” beginning on page 14.

PRICE $18.75 PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholder
Per Share	$18.75	$0.56	$18.19
Total	$1,125,000,000	$33,750,000	$1,091,250,000

The selling shareholder has granted the underwriters the right to purchase up to an additional 9,000,000 common shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the common shares to purchasers on July 30, 2003.

Sole Bookrunner and Joint Lead Manager	Joint Lead Manager

MORGAN STANLEY	JPMORGAN

CITIGROUP	GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

THOMAS WEISEL PARTNERS LLC

July 24, 2003

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder has authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common shares.

(This page intentionally left blank)

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us” and “our” refer to Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries, and the term “common shares” refers to our common shares. For ease of reference, throughout this prospectus, we use the term “Seagate Delaware” to refer to Seagate Technology, Inc., a Delaware corporation, and, unless it is otherwise evident from the context, its subsidiaries before the November 2000 transactions described below.

SEAGATE TECHNOLOGY

We are the worldwide leader in the design, manufacturing and marketing of rigid disc drives. Rigid disc drives, which are commonly referred to as hard drives, are used as the primary medium for storing electronic information in systems ranging from personal computers and consumer electronics to data centers. According to IDC, we are the largest manufacturer of rigid disc drives in terms of unit shipments, with a 28.8% market share for the three months ended March 31, 2003 and a 29.4% market share for calendar year 2002. We produce a broad range of rigid disc drive products that make us a leader in both the enterprise sector of our industry, where our products are primarily used in enterprise servers, mainframes and workstations, and the personal storage sector of our industry, where our products are used in desktop personal computers, or PCs, and consumer electronics. We have also recently introduced new products for the mobile sector, where our rigid disc drives are used in notebook computers.

We have achieved our leadership position through ownership of critical component technologies, a commitment to advanced research and development and a focus on manufacturing and supply chain efficiency and flexibility. We believe our current industry leadership in technology and manufacturing efficiency has been achieved through our successful ongoing execution of our long-term strategic plan. This long-term plan involves:

•	increasing our commitment to investment in fundamental research and technological innovation;

•	leveraging our research investment to bring new products to market, such as our notebook rigid disc drives;

•	instituting common technology platforms throughout our product portfolio;

•	streamlining our operations;

•	continuing to improve the efficiency of our manufacturing processes; and

•	realizing the benefits of our Six Sigma program.

We sell our rigid disc drives primarily to major original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These customers include Dell Computer Corporation, EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. We also have key relationships with major distributors, who sell our rigid disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world.

Our Strategy

To enhance our position as the leading designer and manufacturer of rigid disc drives and increase our market share, we intend to pursue the following business strategies:

Continue to Lead Technological Innovation.    We intend to strengthen our industry leading position by continuing to make substantial investments in research and development while leveraging our integrated manufacturing operations.

Increase Manufacturing and Supply Chain Efficiency and Flexibility.    We intend to continue our manufacturing improvement and cost reduction efforts. By further integrating our operations with our suppliers and customers, we believe that we can continue to reduce our working capital needs and improve our responsiveness to customer requirements.

Expand and Deepen Relationships with Customers.    We intend to increase the strength and broaden the scope of our customer relationships by expanding our design and engineering services to become a more integrated part of our customers’ supply chains.

Capitalize on Emerging Storage Demand and Increase Market Share.    We are dedicated to being the industry leader in all markets for rigid disc drives. We believe that through our focus on technological innovation and manufacturing efficiency, we will continue to grow our market share as well as address new, high-growth markets. We also intend to leverage our investment in technology to continue to introduce new products for the mobile rigid disc drive market.

Continue to Pursue Select Alliances, Acquisitions and Investments.    We will continue to evaluate and selectively pursue strategic alliances, acquisitions and investments that are complementary to our business.

Historical Transactions

November 2000 Transactions.    We are the successor to the rigid disc drive and storage area networks divisions of Seagate Delaware that were acquired by New SAC, an exempted limited liability company organized under the laws of the Cayman Islands, in November 2000. In the series of transactions that took place in November 2000, a group of private equity investment firms, which we refer to as our sponsor group, contributed approximately $875 million for ordinary and preferred shares of New SAC. New SAC used these proceeds, together with borrowings, to acquire the rigid disc drive and storage area networks divisions of Seagate Delaware for $1.684 billion. In addition, certain officers of Seagate Delaware, which we refer to as the management group, converted a portion of their restricted shares of Seagate Delaware common stock and unvested options to acquire Seagate Delaware common stock, valued at approximately $184 million, into deferred compensation plan interests and restricted ordinary and preferred shares of New SAC. We refer to the conversion of the management group’s common stock and options in Seagate Delaware as the management rollover. For ease of reference, we refer to these transactions as the “November 2000 transactions” throughout this prospectus. The November 2000 transactions are described more fully in the “Historical Transactions—November 2000 Transactions” section of this prospectus.

The 2002 Refinancing.    In May 2002, we refinanced all of our then outstanding indebtedness in a series of transactions that consisted of:

•	the repurchase of all of our $210 million principal amount 12½% senior subordinated notes due 2007;

•	the issuance and private placement of $400 million in aggregate principal amount of 8% senior notes due 2009 by our subsidiary, Seagate Technology HDD Holdings, and our unconditional guarantee, on a senior unsecured basis, of such notes (for ease of reference, we refer to these notes as our 8% senior notes throughout this prospectus);

•	the repayment of approximately $673 million under our previously existing senior secured credit facilities;

•	the entry by Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, our indirect subsidiary, into new senior secured credit facilities, which consist of:

—	a $350 million term loan facility that has been drawn in full, and

—	a $150 million revolving credit facility, of which $28 million had been used for outstanding letters of credit and bankers’ guarantees as of March 28, 2003;

•	the distribution of approximately $167 million to our existing shareholders, consisting of New SAC and employees who had exercised options granted under our share option plan; and

•	the payment of approximately $32 million to deferred compensation plan participants, consisting of members of the management group.

For ease of reference, we refer to these refinancing transactions as the “2002 refinancing” throughout this prospectus. The 2002 refinancing is described more fully in the “Historical Transactions—The 2002 Refinancing” section of this prospectus.

Our Initial Public Offering.    On December 13, 2002, we completed the initial public offering of 72,500,000 of our common shares, 24,000,000 of which were sold by us and 48,500,000 of which were sold by New SAC, our parent company, as selling shareholder, at a price of $12 per share. We received proceeds from our sale of the 24,000,000 newly issued common shares of approximately $270 million after deducting underwriting fees, discounts and commissions. Immediately prior to the closing of our initial public offering, we paid a distribution of $262 million, or $0.65 per share, to the holders of our then-outstanding shares, including New SAC. We also paid a lump sum of approximately $12 million to members of our sponsor group in exchange for the discontinuation of an annual monitoring fee of $2 million. This payment was charged to marketing and administrative expense during the quarter ended December 27, 2002.

New SAC received proceeds of approximately $557 million from the sale of 48,500,000 common shares in our initial public offering, after deducting underwriting discounts and commissions. New SAC distributed these net proceeds, together with the proceeds from the distribution described above, to holders of its preferred and ordinary shares. As a result of the distribution to New SAC’s preferred shareholders, our wholly-owned subsidiary, Seagate Technology HDD Holdings, became obligated to make payments of approximately $147 million to the participants in its deferred compensation plan. These payments were made following the closing of our initial public offering, and as a consequence there are no longer any outstanding obligations under that deferred compensation plan.

Our Sponsor Group

A group of private equity investment firms led by Silver Lake Partners and members of our current and former management group indirectly own, through their ownership of New SAC, 80.1% of our outstanding share capital as of June 27, 2003. After this offering, they will indirectly own approximately 66.4% of our outstanding share capital. Our sponsor group consists of affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC, investment partnerships of which the general partner, managing general partner or investment manager is affiliated with Goldman, Sachs & Co. and other investors.

In the November 2000 transactions, our sponsor group and some members of our management group indirectly acquired, through the purchase of ordinary and preferred shares of New SAC for cash, approximately 318 million and 8 million of our shares, respectively, for an implicit allocated per share purchase price of

$1.96 (based on their overall investment in New SAC). In addition, our management group indirectly acquired, through participation in the management rollover, unvested ownership interests in approximately 67 million of our shares with an implicit allocated per share purchase price of $1.96.

The sponsors’ and our management’s ownership of New SAC is subject to a shareholders agreement and other arrangements that result in the sponsors and our management acting as a group with respect to all matters submitted to our shareholders.

The following diagram provides a summary illustration of our ownership structure, including our sponsors’ indirect ownership percentages of Seagate Technology, immediately after giving effect to this offering.

Recent Developments

On July 15, 2003, we announced our preliminary results for the quarter and year ended June 27, 2003. For the quarter, our revenue was $1.55 billion, and our net income was $160 million, with diluted earnings per share of $0.33. For the year-ago quarter, our revenue was $1.47 billion and we had a net loss of $198 million, with a loss of $0.49 per share. The year-ago quarter results include a pre-tax charge for deferred compensation of $179 million and costs related to debt restructuring of $93 million.

Gross margin for the quarter ended June 27, 2003 was 27.6%, compared to 26.8% in the prior quarter. The sequential increase in gross margin percentage is a result of the strength of our enterprise business and improved yields for products introduced over the previous two quarters. The increase was offset somewhat by lower overall unit volumes in the personal storage sector combined with price declines for the quarter. We shipped 13.0 million units of personal storage products in the quarter ended June 27, 2003, compared to 11.8 million units in the year ago quarter and 13.9 million units in the prior quarter. We enjoyed higher levels of enterprise units sales than we anticipated and we shipped 2.9 million units in the quarter ended June 27, 2003, compared to 2.7 million units in each of the year ago quarter and the prior quarter. We believe that on a unit basis, we maintained our market share in the enterprise sector and our market share in the personal storage sector declined between 1.0% and 1.5%. We also began limited revenue shipments of our Momentus notebook disc drives to certain OEM customers during the quarter and are continuing qualification programs with a number of other OEMs that are material to the success of this product.

For fiscal year 2003, our revenue was $6.49 billion and our net income was $641 million, with diluted earnings per share of $1.36. For fiscal year 2002, our revenue was $6.09 billion and our net income was $153 million, with diluted earnings per share of $0.36. We shipped 67.5 million rigid disc drives in fiscal year 2003, a 23% increase compared to the prior year.

Principal Executive Offices

The address of our principal executive offices is Seagate Technology c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the telephone number at that address is (345) 949-8066. Our worldwide web site address is www.seagate.com. However, the information in, or that can be accessed through, our web site is not part of this prospectus.

Trademarks

“Seagate,” “Seagate Technology,” “Barracuda” and “Cheetah,” among others, are our registered trademarks. We also have a registration pending for our “Momentus” trademark. This prospectus also includes trademarks of other persons.

THE OFFERING

Shares offered by New SAC, the selling shareholder	60,000,000 shares

Shares to be outstanding after this offering	438,870,267 shares

Use of proceeds	The selling shareholder will receive all of the net proceeds from the sale of common shares in this offering.

NYSE trading symbol	“STX”

Dividend policy

In accordance with our quarterly dividend policy, as amended by our board of directors on June 27, 2003, we expect to pay our shareholders a quarterly distribution of up to $0.04 per share ($0.16 annually) so long as the aggregate amount of the distribution does not exceed 50% of our consolidated net income for the quarter in which the distribution is declared.

On July 14, 2003, our board of directors declared a quarterly distribution of $0.04 per share to be paid on or before August 22, 2003 to our shareholders of record as of August 8, 2003. Since the closing of our initial public offering, we have made distributions of $0.03 per share to our shareholders of record as of each of February 14, 2003 and May 9, 2003. These distributions have totalled approximately $26 million in the aggregate.

See the “Dividend Policy” section and the “Certain Income Tax Considerations” section of this prospectus for further information about these distributions and our dividend policy.

The number of common shares to be outstanding immediately after this offering is based on 438,870,267 common shares outstanding on June 27, 2003, and excludes:

•	73,084,486 common shares issuable upon the exercise of options outstanding as of June 27, 2003 at a weighted average exercise price of $4.55 per share; and

•	12,045,247 common shares reserved for future issuance under our option plan as of June 27, 2003.

Except as otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 9,000,000 shares from the selling shareholder to cover over-allotments.

SUMMARY FINANCIAL INFORMATION

The table below summarizes historical consolidated and combined financial information relating to us and our predecessor for the periods indicated. Through November 22, 2000, the rigid disc drive business that we now operate and the storage area networks business that we operated through November 4, 2002 were the rigid disc drive and storage area networks divisions of Seagate Delaware. Those divisions are our predecessor, and our operations prior to our sale of XIOtech Corporation, our wholly-owned indirect subsidiary, were substantially identical to the operations of our predecessor before the November 2000 transactions.

This summary financial information should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes contained elsewhere in this prospectus.

	Predecessor				Seagate Technology
	Fiscal Year Ended (a)			July 1, 2000 to Nov. 22, 2000	Nov. 23, 2000 to June 29, 2001	Fiscal Year Ended June 28, 2002 (b)	Quarter Ended		Nine Months Ended
	July 3, 1998	July 2, 1999	June 30, 2000				March 29, 2002	March 28, 2003	March 29, 2002	March 28, 2003 (b)
							(unaudited)
	(in millions, except per share data)
Statement of Operations Data:
Revenue	$6,267	$6,180	$6,073	$2,310	$3,656	$6,087	$1,691	$1,620	$4,614	$4,933
Cost of revenue	5,523	4,902	4,822	2,035	2,924	4,494	1,180	1,186	3,368	3,634
Product development	555	566	664	409	388	698	177	167	492	496
Marketing and administrative	330	345	464	450	288	498	97	85	302	276
Amortization of goodwill and other intangibles	21	20	33	20	12	19	5	—	15	—
In-process research and development (c)	216	2	105	—	52	—	—	—	—	—
Restructuring (d)	347	59	206	19	66	4	4	—	4	7
Unusual items (e)	(22)	75	64	—	—	—	—	—	—	—

Income (loss) from operations (f)	(703)	211	(285)	(623)	(74)	374	228	182	433	520
Other income (expense):
Interest income	98	102	101	57	31	25	6	4	21	12
Interest expense	(51)	(48)	(52)	(24)	(54)	(77)	(19)	(11)	(61)	(36)
Other non-operating income (expense) (g)	(66)	10	877	(28)	(4)	(83)	(1)	5	10	(1)

Income (loss) before income taxes	(722)	275	641	(618)	(101)	239	214	180	403	495
Provision for (benefit from) income taxes	(191)	61	275	(206)	9	86	21	6	52	14

Net income (loss)	$(531)	$214	$366	$(412)	$(110)	$153	$193	$174	$351	$481

Net income per share (h):
Basic						$0.38	$0.48	$0.41	$0.88	$1.17

Diluted						$0.36	$0.45	$0.37	$0.85	$1.04

Number of shares used in per share calculations:
Basic						401	401	429	400	413
Diluted						428	429	476	411	465
Cash distributions declared per share (i)						$0.50	$0.08	$0.03	$0.08	$0.68

(Footnotes on next page)

As of March 28, 2003
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$679
Short-term investments	397
Total assets	3,382
Total debt	749
Total shareholders’ equity	1,146

(a)	We report, and our predecessor reported, financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30 of that year. Accordingly, each fiscal year ended on the date indicated above. Fiscal year 1998 was 53 weeks. All other fiscal years presented were 52 weeks. All references to years represent fiscal years unless otherwise noted.

(b)	On November 4, 2002, we sold XIOtech, our wholly-owned indirect subsidiary, to New SAC in return for a $32 million promissory note from New SAC. Immediately after the sale, we made an in-kind distribution of the promissory note to our existing shareholders, including New SAC. XIOtech’s revenue and net loss were $74 million and $51 million, respectively, for the fiscal year ended June 28, 2002 and $24 million and $9 million, respectively, for the nine months ended March 28, 2003. In addition, we refinanced all of our then outstanding indebtedness in May 2002. As a result of the 2002 refinancing, we incurred $93 million of debt refinancing charges, which were comprised of a premium paid on the redemption of our 12 1/2% senior subordinated notes due 2007, write-off of unamortized discount, write-off of previously capitalized debt issuance costs and other miscellaneous charges. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a description of the pro forma effects of these transactions.

(c)	These amounts represent portions of the purchase price of prior acquisitions that were attributed to in-process research and development projects of acquired companies. Our predecessor recorded the following charges related to the write-off of in-process research and development: (1) in fiscal year 1998, principally consisting of $216 million in connection with the acquisition of Quinta; (2) in fiscal year 1999, of $2 million in connection with the acquisition of a minority interest in Seagate Software Holdings; (3) in fiscal year 2000, of $105 million in connection with the acquisition of XIOtech; and (4) in the period from November 23, 2000 to June 29, 2001, of $52 million in connection with the November 2000 transactions.

(d)	Restructuring charges are the result of board approved restructuring plans we have implemented to align our global workforce and manufacturing capacity with existing and anticipated future market requirements. These charges are described in more detail in the notes to the audited consolidated and combined financial statements of Seagate Technology and its predecessor included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

(e)	Unusual items include: (1) in fiscal year 1998, a $22 million reversal of expense recognized in fiscal year 1997 but paid in a lesser amount in fiscal year 1998 relating to the settlement of litigation; (2) in fiscal year 1999, a gross charge of $78 million of cash compensation expense related to the acquisition of Quinta by our predecessor, which was offset by $3 million of other one-time items; and (3) in fiscal year 2000, $64 million of expense related to the settlement of litigation.

(f)

Income (loss) from operations includes: (1) in fiscal year 2000, $43 million of non-cash compensation expense and payroll taxes related to the reorganization of Seagate Software Holdings, Inc., of which $2 million was allocated to cost of revenue, $1 million was allocated to product development expense and $40 million was allocated to marketing and administrative expense; (2) in the period from July 1, 2000 to November 22, 2000, non-cash compensation expense totaling $567 million related to the November 2000 transactions, of which $265 million was allocated to cost of revenue, $116 million was allocated to product development expense and $185 million was allocated to marketing and administrative expense; and (3) in fiscal year 2002, a $179 million charge to record $32 million paid to participants in our deferred compensation plan and $147 million to accrue the remaining obligations under the plan. Of the $179 million charge, $38 million was allocated to cost of revenue, $29 million was allocated to product development expense and $112 million was allocated to marketing and administrative expense.

(g)	Other non-operating income (expense) includes: (1) in fiscal year 1998, mark-to-market losses of $76 million on foreign exchange hedging contracts partially offset by gains on the sale of certain investments in equity securities of $8 million; (2) in fiscal year 2000, $679 million of gains on the sale of SanDisk Corporation stock and $199 million of gains on the exchange of certain investments in equity securities; (3) for the period from July 1, 2000 through November 22, 2000, losses recognized on investments in Lernout & Hauspie Speech Products N.V. and Gadzoox Networks, Inc., and losses on the sale of marketable securities of $138 million, $8 million and $8 million, respectively, partially offset by gains on sales of SanDisk Corporation and Veeco Instruments, Inc. stock of $102 million and $20 million, respectively; and (4) in fiscal year 2002, $93 million in debt refinancing charges.

(h)	Net income (loss) per share data is not presented prior to November 23, 2000 because our predecessor had no formal capital structure. Basic and diluted net loss per share information is not presented for the period from November 23, 2000 to June 29, 2001 because Seagate Technology had a net loss and had no outstanding common shares, and the assumed conversion of Seagate Technology’s then-outstanding Series A preferred shares (which were automatically converted into common shares on a one-for-one basis upon the consummation of our initial public offering) would be antidilutive. Basic and diluted net income per share for fiscal year 2002 includes weighted average common shares outstanding and the dilutive effect as if all 400 million Series A preferred shares had converted into common shares on a one-to-one basis. Diluted net income per share for fiscal year 2002 also includes the dilutive effect (calculated using the treasury stock method) of the assumed exercise of outstanding options to purchase common shares.

(i)	Excludes the in-kind distribution to shareholders of a $32 million promissory note we received in connection with our sale of XIOtech. All distributions, with the exception of the $0.03 per share distribution paid in accordance with our then-current dividend policy in the quarter ended March 28, 2003, were declared and paid prior to our initial public offering on December 11, 2002.

RISK FACTORS

Risks Related to Our Business

Competition—Our industry is highly competitive and our products have experienced significant price erosion.

Even during periods when demand is stable, the rigid disc drive industry is intensely competitive and vendors typically experience substantial price erosion over the life of a product. Our competitors have historically offered existing products at lower prices as part of a strategy to gain or retain market share and customers, and we expect these practices to continue. We may need to reduce our prices to retain our market share, which could adversely affect our results of operations. Based on our recent experience in the industry with respect to new product introductions, we believe that the rate of increase in areal density, or the storage capacity per square inch on a disc, is slowing from its previous levels. This trend may contribute to increased average price erosion to the extent that historical price erosion patterns continue, product life cycles are lengthened and we are unable to offset these factors with new product introductions at higher average prices. As a result, our results of operations could be adversely affected.

Moreover, a significant portion of our success over the past two fiscal years is a result of increasing our market share at the expense of our competitors. Our current market share may be negatively affected by our customers’ preference to diversify their sources of supply or if they decide to meet their requirements by manufacturing rigid disc drives themselves, particularly in the enterprise sector. Any significant increase in market share by one of our competitors would likely result in a decline in our market share, which could adversely affect our results of operations.

Principal Competitors—We compete with both captive manufacturers, who do not depend solely on sales of rigid disc drives to maintain their profitability, and independent manufacturers, whose primary focus is producing technologically advanced rigid disc drives.

We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, including other independent rigid disc drive manufacturers and large captive manufacturers such as:

Captive	Independent
Fujitsu Limited	Maxtor Corporation
Hitachi Global Storage Technologies	Western Digital Corporation
Samsung Electronics Incorporated
Toshiba Corporation

The term “independent” in this context refers to manufacturers that primarily produce rigid disc drives as a stand-alone product, and the term “captive” refers to rigid disc drive manufacturers that produce complete computer or other systems that contain rigid disc drives or other information storage products. Captive manufacturers are formidable competitors because they have the ability to determine pricing for complete systems without regard to the margins on individual components. Because components other than rigid disc drives generally contribute a greater portion of the operating margin on a complete computer system than do rigid disc drives, captive manufacturers do not necessarily need to realize a profit on the rigid disc drives included in a computer system and, as a result, may be willing to sell rigid disc drives to third parties at very low margins. Many captive manufacturers are also formidable competitors because they have more substantial resources than we do. To the extent we are not successful competing with captive or independent rigid disc drive manufacturers, our results of operations will be adversely affected.

In addition, in response to customer demand for high-quality, high-volume and low-cost rigid disc drives, manufacturers of rigid disc drives have had to develop large, in some cases global, production facilities with highly developed technological capabilities and internal controls. The development of large production facilities and industry consolidation can contribute to the intensification of competition. We also face indirect competition from present and potential customers who evaluate from time to time whether to manufacture their own rigid disc drives or other information storage products.

Industry Consolidation—Consolidation among captive manufacturers may serve to increase their resources and improve their access to customers, thereby making them more formidable competitors.

Consolidation among captive manufacturers may provide them with competitive advantages over independent manufacturers, including us. For example, IBM recently merged its disc drive business with the disc drive business of Hitachi through the formation of Hitachi Global Storage Technologies, a separate company that is 70% owned by Hitachi as of the date of this prospectus. As a part of this transaction, each of IBM and Hitachi has agreed to multi-year supply commitments with the new company. Because IBM is one of our most significant customers and Hitachi is one of our most significant competitors, there is a significant risk that IBM will decrease the number of rigid disc drives purchased from us and increase the number purchased from the new company. Moreover, economies of scale and the combination of the two companies’ technological capabilities, particularly in the enterprise sector of our industry, could make the new company a more formidable competitor than IBM or Hitachi operating alone.

Volatility of Quarterly Results—Our quarterly operating results fluctuate significantly from period to period, and this may cause our stock price to decline.

In the past, our quarterly revenue and operating results fluctuated significantly from period to period. We expect this fluctuation to continue for a variety of reasons, including:

•	changes in the demand for the computer systems, storage subsystems and consumer electronics that contain our rigid disc drives, due to seasonality and other factors;

•	changes in purchases from period to period by our primary customers;

•	competitive pressures resulting in lower selling prices, a condition that is exacerbated when competitors exit the industry or specific product lines and liquidate their remaining inventory;

•	adverse changes in the level of economic activity in the United States and other major regions in which we do business;

•	our high proportion of fixed costs, including research and development expenses;

•	delays or problems in the introduction of our new products;

•	announcements of new products, services or technological innovations by us or our competitors;

•	increased costs or adverse changes in availability of supplies;

•	the impact of external factors, such as Severe Acute Respiratory Syndrome, or SARS, on customer demand or on our operations; and

•	the ability of our competition to regain their recent market share losses, particularly with respect to enterprise products, through the introduction of technologically advanced products and their ability to improve their operational execution.

As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common shares.

Industry Demand—Slowdown in demand for computer systems and storage subsystems has caused and may continue to cause a decline in demand for our products.

Our rigid disc drives are components in computers, computer systems and storage subsystems. The demand for these products has been volatile. In a weak economy, consumer spending tends to decline and retail demand for PCs tends to decrease, as does enterprise demand for computer systems and storage subsystems. Currently, demand for rigid disc drives in the enterprise sector is being adversely impacted as a result of the weakened economy and because enterprises have shifted their focus from making new equipment purchases to more efficiently using their existing information technology infrastructure through, among other things, adopting new storage architectures. Unexpected slowdowns in demand for computer systems and storage subsystems have generally caused sharp declines in demand for rigid disc drive products. During economic slowdowns such as the one that began in 2001, our industry has experienced periods in which the supply of rigid disc drives has exceeded demand.

Additional causes of declines in demand for our products in the past have included announcements or introductions of major operating system or semiconductor improvements. We believe these announcements and introductions have from time to time caused consumers to defer their purchases and made inventory obsolete. Whenever an oversupply of rigid disc drives causes participants in our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other rigid disc drive manufacturers than usual.

Seasonality—Because we experience seasonality in the sales of our products, our results of operations will generally be adversely impacted during the summer months.

Because sales of computer systems, storage subsystems and consumer electronics tend to be seasonal, we expect to continue to experience seasonality in our business as we respond to variations in our customers’ demand for rigid disc drives. In particular, we anticipate that sales of our products will continue to be lower during the summer months than the rest of the year. In the desktop computer, notebook computer and consumer electronics sectors of our business, this seasonality is partially attributable to our customers’ increased sales during the winter holiday season of PCs and consumer electronics. In the enterprise sector of our business, our sales are seasonal because of the capital budgeting and purchasing cycles of our end users. Because our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our operating results will fluctuate seasonally even if the forecasted demand for our products proves accurate. Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because our overall growth may have reduced the impact of this seasonality in recent periods.

Difficulty in Predicting Quarterly Demand—If we fail to predict demand accurately for our products in any quarter, we may not be able to recapture the cost of our investments.

The rigid disc drive industry operates on quarterly purchasing cycles, with much of the order flow in any given quarter coming at the end of that quarter. Our manufacturing process requires us to make significant product-specific investments in inventory in each quarter for that quarter’s production. Because we typically receive the bulk of our orders late in a quarter after we have made our investments, there is a risk that our orders will not be sufficient to allow us to recapture the costs of our investment before the products resulting from that investment have become obsolete. We cannot assure you that we will be able to accurately predict demand in the future. Other factors that may negatively impact our ability to recapture the cost of investments in any given quarter include:

•	our inability to reduce our fixed costs to match sales in any quarter because of our vertical manufacturing strategy, which means that we make more capital investments than we would if we were not vertically integrated;

•	the timing of orders from and shipment of products to key customers;

•	our product mix and the related margins of the various products;

•	accelerated reduction in the price of our rigid disc drives due to technological advances and an oversupply of rigid disc drives in the market, a condition that is exacerbated when competitors exit the industry or specific product lines and liquidate their remaining inventory;

•	manufacturing delays or interruptions, particularly at our major manufacturing facilities in China, Malaysia, Singapore and Thailand;

•	variations in the cost of components for our products;

•	limited access to components that we obtain from a single or a limited number of suppliers;

•	the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to foreign consumers; and

•	operational issues arising out of the increasingly automated nature of our manufacturing processes.

Variable Product Life Cycles—The variability of product life cycles can make planning product transitions difficult.

Historically the rate of increase of areal density has grown rapidly; however, recently this rate of increase is slowing. Higher areal densities mean that fewer read/write heads and rigid discs are required to achieve a given rigid disc drive storage capacity. In addition, advances in computer hardware and software have led to the demand for successive generations of storage products with increased storage capacity and/or improved performance and reliability. As a result, product life cycles shortened because of recent rapid increases in areal density. The introduction of new rigid disc drives requires us to engage in new product qualifications with our customers and we expect to engage in several competitive product qualifications during the balance of this calendar year, particularly with respect to our notebook products, and on an ongoing basis in future years. Short product cycles make it more difficult to recover the cost of product development because those costs must be recovered over increasingly shorter periods of time during the life cycles of products.

In contrast to historical trends, based on our recent experience in the industry with respect to new product introductions, we believe that the current rate of increase in areal density is slowing from the rate of the last several years. We believe that this slowdown in the rate of increase in areal density will continue until a significant advance in technology for the electronic storage of data, such as perpendicular recording technology, becomes commercially available. When the rate of increase in areal density slows, it may contribute to increased average price erosion to the extent historical price erosion patterns continue, product life cycles are lengthened and our ability to introduce new products at higher prices is limited. In addition, the variability of product life cycles can make planning product transitions more difficult. To the extent that we prematurely discontinue a product, or do not timely introduce new products, our operating results may be adversely affected.

New Product Offerings—Market acceptance of new product introductions cannot be accurately predicted, and our results of operations will suffer if there is less demand for our new products than is anticipated.

We are continually developing new products in the hope that we will be able to introduce technologically advanced rigid disc drives into the marketplace ahead of our competitors. The success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, the effective management of inventory levels in line with anticipated product demand, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our sales or results of operations.

In addition, the success of our new product introductions is dependent upon our ability to qualify as a primary source of supply with our original equipment manufacturer, or OEM, customers. In order for our products to be considered by our customers for qualification, we must be among the leaders in time-to-market with those new products. Once a product is accepted for qualification testing, any failure or delay in the qualification process can result in our losing sales to that customer until new products are introduced. The effect of missing a product qualification opportunity is magnified by the limited number of high-volume OEMs. These risks are further magnified because we expect competitive pressures to result in declining sales and declining gross margins on our current generation products. We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future.

Smaller Form Factor Rigid Disc Drives—If we do not successfully market smaller form factor rigid disc drives, our business may suffer.

Increases in sales of notebook computers and in areal density are resulting in a shift to smaller form factor rigid disc drives for an expanding number of applications, including PCs, enterprise storage applications and consumer electronics. These applications have typically used rigid disc drives with a 3.5-inch form factor, which we currently manufacture. Notebook computers typically use 2.5-inch form factor rigid disc drives. Although we are currently shipping notebook drives to OEMs, we currently have not completed qualification programs with a number of OEMs which are material to the success of these products. Furthermore, our announced products only address a limited portion of the existing notebook market. We cannot assure you that we will receive additional qualifications or that we will be able to successfully compete in the market for smaller form factor rigid disc drives. If we do not suitably adapt our technology and product offerings to successfully develop and introduce smaller form factor rigid disc drives, customers may decrease the amounts of our products that they purchase.

Importance of Time-to-Market—Our operating results depend on our being among the first-to-market and achieving sufficient production volume with our new products.

To achieve consistent success with our OEM customers, we must be an early provider of new types of rigid disc drives featuring leading, high-quality technology. Our operating results in the past two years have substantially depended, and in the future will substantially depend, upon our ability to be among the first-to-market with new product offerings. Our market share will be adversely affected, which would harm our operating results, if we fail to:

•	consistently maintain or improve our time-to-market performance with our new products;

•	produce these products in sufficient volume;

•	qualify these products with key customers on a timely basis by meeting our customers’ performance and quality specifications; or

•	achieve acceptable manufacturing yields and costs with these products.

If delivery of our products is delayed, our OEM customers may use our competitors’ products to meet their production requirements. If the delay of our products causes delivery of those OEMs’ computer systems into which our products are integrated to be delayed, consumers and businesses may purchase comparable products from the OEMs’ competitors.

Moreover, we face the related risk that consumers and businesses may wait to make their purchases if they want to buy a new product that has been shipped or announced but not yet released. If this were to occur, we may be unable to sell our existing inventory of products that may have become less efficient and cost effective compared to new products. As a result, even if we are among the first-to-market with a given product, subsequent introductions or announcements by our competitors of new products could cause us to lose revenue and not achieve a positive return on our investment in existing products and inventory.

Importance of Reducing Operating Costs—If we do not reduce our operating expenses, we will not be able to compete effectively in our industry.

Our strategy involves, to a substantial degree, increasing revenue while at the same time reducing operating expenses. In furtherance of this strategy, we have engaged in ongoing, company-wide manufacturing efficiency activities intended to increase productivity and reduce costs. These activities have included closures and transfers of facilities, significant personnel reductions and efforts to increase automation. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, the reduction of personnel and closure of facilities may adversely affect our ability to manufacture our products in required volumes to meet customer demand and may result in other disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations.

New Product Development and Technological Change—If we do not develop products in time to keep pace with technological changes, our operating results will be adversely affected.

Our customers have demanded new generations of rigid disc drive products as advances in computer hardware and software have created the need for improved storage products with features such as increased storage capacity, improved performance and reliability of smaller form factors. We and our competitors have developed improved products, and we will need to continue to do so in the future. For the fiscal year ended June 28, 2002 and the nine months ended March 28, 2003, we had product development expenses of $698 million and $496 million, respectively. We cannot assure you that we will be able to successfully complete the design or introduction of new products in a timely manner, that we will be able to manufacture new products in sufficient volumes with acceptable manufacturing yields, that we will be able to successfully market these new products or that these products will perform to specifications on a long-term basis.

When we develop new products with higher capacity and more advanced technology, our operating results may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products suffer increases in failures, are of low quality or are not reliable, customers may reduce their purchases of our products and our manufacturing rework and scrap costs and service and warranty costs may increase. In addition, a decline in the reliability of our products may make us less competitive as compared with other rigid disc drive manufacturers.

Impact of Technological Change—Increases in the areal density of disc drives may outpace customers’ demand for storage capacity.

The rate of increase in areal density, or storage capacity per square inch on a disc, may be greater than the increase in our customers’ demand for aggregate storage capacity. As a result, our customers’ storage capacity needs may be satisfied with fewer rigid disc drives. In addition, as areal densities have increased, delivering products with the reliability and performance characteristics, as well as manufacturing yields, of prior product generations has become increasingly difficult. This may cause our OEM customers to delay transitions to our newer product offerings. These factors could decrease our sales, especially when combined with continued price erosion, which could adversely affect our results of operations.

Changes in Information Storage Products—Future changes in the nature of information storage products may reduce demand for traditional rigid disc drive products.

We expect that in the future new personal computing devices and products will be developed, some of which, such as Internet appliances, may not contain a rigid disc drive. While we are investing development resources in designing information storage products for new applications, it is too early to assess the impact of these new applications on future demand for rigid disc drive products. We cannot assure you that we will be successful in developing other information storage products. In addition, there are currently no widely accepted standards in various technical areas that may be important to the future of our business, including the developing sector of intelligent storage solutions. Products using alternative technologies, such as semiconductor memory, optical storage and other storage technologies could become a significant source of competition to particular applications of our products. For example, semiconductor memory is much faster than rigid disc drives, but currently is volatile in that it is subject to loss of data in the event of power failure and is much more costly than rigid disc drive technologies. Flash EEPROM, a nonvolatile semiconductor memory, is currently much more costly than rigid disc drive technologies and, while it has higher read performance than rigid disc drives, it has lower write performance. Flash EEPROM could become competitive in the near future for applications requiring less storage capacity than is required in traditional markets for our products.

High Fixed Costs—Our vertical integration strategy entails a high level of fixed costs.

Our vertical integration strategy entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, these high fixed costs have had, and could in the future have, a material adverse effect on our operating results and financial condition. For example, in 1998 our predecessor experienced a significant decrease in the demand for its products, and because our predecessor was unable to adequately reduce its costs to offset this decrease in revenue, its gross and operating margins suffered. In addition, a strategy of vertical integration has in the past and could in the future delay our ability to introduce products containing market-leading technology, because we may not have developed the technology and source of components for our products and do not have access to external sources of supply without incurring substantial costs.

Research and development expenses represent a significant portion of our fixed costs. As part of our vertical integration strategy, we explore a broad range of ways to improve rigid disc drives as well as possible alternatives to rigid disc drives for storing and retrieving electronic data. If we fail to develop new technologies in a timely manner, and our competitors succeed in doing so, our ability to sell our products could be significantly diminished. Conversely, if we over invest in technologies that can never be profitably manufactured and marketed, our results of operations could suffer. By way of example, we have incurred expenses in exploring new technologies for storing electronic data, including perpendicular recording technology, which involves a different orientation for the magnetic field than is currently used in rigid disc drives, and heat assisted magnetic recording technology, which uses heat generated by a laser to improve storage capacity. We believe these new technologies could significantly improve the storage capacity of rigid disc drives over the long-term. To date, we have not yet developed a commercial product based on these technologies. Furthermore, based on our recent experience in the industry with respect to new product introductions, we believe that the rate of increase of areal density is slowing as compared to its previous levels, which has lengthened the life cycles of existing products and may further postpone returns on our investments in new technologies. If we have invested too much in new technologies, our results of operations could be adversely affected. In addition, as we replace our existing assets with new, higher cost assets, we expect that our depreciation expense will increase, which will contribute to our high level of fixed costs and reduce our earnings. This could cause the market price of our common shares to decline.

Dependence on Supply of Equipment and Components—If we experience shortages or delays in the receipt of critical equipment or components necessary to manufacture our products, we may suffer lower operating margins, production delays and other material adverse effects.

The cost, quality and availability of some equipment and components used to manufacture rigid disc drives and other information storage products are critical to the successful manufacture of these products. The equipment we use to manufacture our products is frequently custom made and comes from a few suppliers. Particularly important components include read/write heads, recording media, application-specific integrated circuits, or ASICs, spindle motors and printed circuit boards. We rely on sole suppliers and a limited number of suppliers for some of these components, including the read/write heads and recording media that we do not manufacture, ASICs, spindle motors and printed circuit boards. In the past, we have experienced increased costs and production delays when we were unable to obtain the necessary equipment or sufficient quantities of some components and have been forced to pay higher prices for some components that were in short supply in the industry in general.

For example, during the months preceding the November 2000 transactions, Seagate Delaware’s ability to satisfy customer demand was constrained by a limited supply of electrical components from external suppliers. Due to the recent downturn in the economy in general and in the technology sector of the economy in particular, the rigid disc drive industry has experienced economic pressure, which has resulted in consolidation among component manufacturers and may result in some component manufacturers exiting the industry or not making sufficient investments in research to develop new components. These events could affect our ability to obtain critical components for our products, which in turn could have a material adverse effect on our financial condition, results of operations and prospects.

If there is a shortage of, or delay in supplying us with, critical components, then:

•	it is likely that our suppliers would raise their prices and, if we could not pass these price increases to our customers, our operating margin would decline;

•	we might have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products;

•	we would likely have to allocate the components we receive to certain of our products and ship less of others, which could reduce our revenues and could cause us to lose sales to customers who could purchase more of their required products from manufacturers that either did not experience these shortages or delays or that made different allocations; and

•	we might be late in shipping products, causing potential customers to make purchases from our competitors and, thus, causing our revenue and operating margin to decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner, or at all.

Dependence on Key Customers—We may be adversely affected by the loss of, or reduced, delayed or cancelled purchases by, one or more of our larger customers.

For fiscal year 2002 and the nine months ended March 28, 2003, our top 10 customers accounted for approximately 63% and 62%, respectively, of our rigid disc drive revenue. Compaq Computer Corporation, together with Hewlett-Packard, accounted for approximately 20% of our rigid disc drive revenue for fiscal year 2002, and Hewlett-Packard accounted for approximately 17% of our rigid disc drive revenue in the nine months ended March 28, 2003. If any of our key customers were to significantly reduce their purchases from us, our results of operations would be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its relationship with us could be difficult to replace. In line with industry practice, new customers usually require that we pass a lengthy and rigorous qualification process at the customer’s cost. Accordingly, it may be difficult for us to attract new major customers.

Customer Concentration—Consolidation among our customers could cause sales of our products to decline.

Mergers, acquisitions, consolidations or other significant transactions involving our customers generally entail risks to our business. For example, IBM, which is one of our key customers, recently merged its disc drive business with the disc drive business of Hitachi through the formation of a new company with which IBM has entered into a multi-year supply agreement. As a result, IBM may decrease its purchases from us in favor of this new company. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations, financial condition and prospects.

OEM Purchase Agreements—Our OEM customers are not obligated to purchase our products.

Typically, our OEM purchase agreements permit OEMs to cancel orders and reschedule delivery dates without significant penalties. In the past, orders from many of our OEMs were cancelled and delivery schedules were delayed as a result of changes in the requirements of the OEMs’ customers. These order cancellations and delays in delivery schedules have had a material adverse effect on our results of operations in the past and may do so again in the future. Our OEMs and distributors typically furnish us with non-binding indications of their near term requirements, with product deliveries based on weekly confirmations. If actual orders from distributors and OEMs decrease from their non-binding forecasts, these variances could have a material adverse effect on our business, results of operations, financial condition and prospects.

Economic Risks Associated with International Operations—Our international operations subject us to risks related to currency exchange fluctuations, longer payment cycles for sales in foreign countries, seasonality and disruptions in foreign markets, tariffs and duties, price controls, potential adverse tax consequences, increased costs, our customers’ credit and access to capital and health-related risks.

We have significant operations in foreign countries, including manufacturing facilities, sales personnel and customer support operations. For fiscal year 2002 and the nine months ended March 28, 2003, approximately 31% and 32%, respectively, of our rigid disc drive revenue were from sales to customers located in Europe and approximately 30% and 35%, respectively, were from sales to customers located in the Far East. We have manufacturing facilities in China, Malaysia, Northern Ireland, Singapore and Thailand, in addition to those in the United States. A substantial portion of our desktop rigid disc drive assembly occurs in our facility in China.

Our international operations are subject to economic risks inherent in doing business in foreign countries, including the following:

•	Disruptions in Foreign Markets. Disruptions in financial markets and the deterioration of the underlying economic conditions in the past in some countries, including those in Asia, have had an impact on our sales to customers located in, or whose end-user customers are located in, these countries.

•	Fluctuations in Currency Exchange Rates. Prices for our products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Currency instability in Asian and other geographic markets may make our products more expensive than products sold by other manufacturers that are priced in the local currency. Moreover, many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. Currently, we do not hedge our foreign exchange risk. We cannot assure you that fluctuations in foreign exchange rates will not have a negative effect on our operations and profitability.

•	Longer Payment Cycles. Our customers outside of the United States are often allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period.

•	Seasonality. Seasonal reductions in the business activities of our customers during the summer months, particularly in Europe, typically result in lower earnings during those periods.

•	Tariffs, Duties, Limitations on Trade and Price Controls. Our international operations are affected by limitations on imports, currency exchange control regulations, transfer pricing regulations, price controls and other restraints on trade. In addition, the governments of many countries, including China, Malaysia, Singapore and Thailand, in which we have significant operating assets, have exercised and continue to exercise significant influence over many aspects of their domestic economies and international trade.

•	Potential Adverse Tax Consequences. Our international operations create a risk of potential adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries.

•	Increased Costs. The shipping and transportation costs associated with our international operations are typically higher than those associated with our U.S. operations, resulting in decreased operating margins in some foreign countries.

•	Credit and Access to Capital Risks. Our international customers could have reduced access to working capital due to higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer’s or its bank’s financial condition, or the inability to access other financing.

•	Health-Related Risks. We have manufacturing facilities in China, Singapore, Malaysia and Thailand, all of which are areas that have recently experienced outbreaks of SARS. An outbreak of SARS in or near any of our facilities could result in the quarantine or closure of such a facility and have an adverse effect on our results of operations and financial condition.

Political Risks Associated with International Operations—Our international operations subject us to risks related to political unrest and terrorism.

We have manufacturing facilities in parts of the world that periodically experience political unrest. This could disrupt our ability to manufacture important components as well as cause interruptions and/or delays in our ability to ship components to other locations for continued manufacture and assembly. Any such delays or interruptions could result in delays in our ability to fill orders and have an adverse effect on our results of operation and financial condition. U.S. and international responses to the terrorist attacks on September 11, 2001, the ongoing hostilities in Afghanistan and Iraq and the risk of hostilities with North Korea could exacerbate these risks.

Legal and Operational Risks Associated with International Operations—Our international operations subject us to risks related to staffing and management, legal and regulatory requirements and the protection of intellectual property.

Operating outside of the United States creates difficulties associated with staffing and managing our international manufacturing facilities, complying with local legal and regulatory requirements and protecting our intellectual property. We cannot assure you that we will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

Conflicts of Interest of our Directors and Officers—Our directors and executive officers may have conflicts of interest because of their ownership of capital stock of, and their employment with, our parent company and our affiliates.

Many of our directors and executive officers hold ordinary shares of our parent company, New SAC, and some of them hold shares of capital stock and options to purchase the capital stock of our affiliate, Crystal Decisions, Inc., a business intelligence software solutions company. Ownership of the capital stock of our parent company and our affiliates by our directors and officers could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for us and for New SAC or our affiliates.

Some of our directors also serve on the board of New SAC, and on the boards of Certance Holdings, a tape drive company, and Crystal Decisions, a software company, both of which are owned by New SAC. Several of our executive officers also serve as officers and/or directors of those entities as well as of other affiliates of ours. In view of these overlapping relationships, conflicts of interest may exist or arise with respect to existing and future business dealings, including the relative commitment of time and energy by our directors and officers to us and to our parent company and affiliates, potential acquisitions of businesses or properties and other business opportunities, the issuance of additional securities, the election of new or additional directors and the payment of distributions by us. We cannot assure you that any conflicts of interest will be resolved in our favor.

Risks Associated with Future Acquisitions—We may not be able to identify suitable strategic alliance, acquisition or investment opportunities, or successfully acquire and integrate companies that provide complementary products or technologies.

Our growth strategy may involve pursuing strategic alliances with, and making acquisitions of or investments in, other companies that are complementary to our business. There is substantial competition for attractive strategic alliance, acquisition and investment candidates. We may not be able to identify suitable acquisition, investment or strategic partnership candidates. Even if we were able to identify them, we cannot assure you that we will be able to partner with, acquire or invest in suitable candidates, or integrate acquired technologies or operations successfully into our existing technologies and operations. Our ability to finance potential acquisitions will be limited by our high degree of leverage, the covenants contained in the indenture that governs our outstanding 8% senior notes, the credit agreement that governs our senior secured credit facilities and any agreements governing any other debt we may incur.

If we are successful in acquiring other companies, these acquisitions may have an adverse effect on our operating results, particularly while the operations of the acquired business are being integrated. It is also likely that integration of acquired companies would lead to the loss of key employees from those companies or the loss of customers of those companies. In addition, the integration of any acquired companies would require substantial attention from our senior management, which may limit the amount of time available to be devoted to our day-to-day operations or to the execution of our strategy. Furthermore, the expansion of our business involves the risk that we might not manage our growth effectively, that we would incur additional debt to finance these acquisitions or investments and that we would incur substantial charges relating to the write-off of in-process research and development, similar to that which we incurred in connection with several of our prior acquisitions. Each of these items could have a material adverse effect on our financial position and results of operations.

Potential Loss of Licensed Technology—The closing of the November 2000 transactions may have triggered change of control or anti-assignment provisions in some of our license agreements, which could result in a loss of our right to use licensed technology.

We have a number of cross-licenses with third parties that enable us to manufacture our products free from any infringement claims that might otherwise be made by these third parties against us. A number of these licenses contain change of control or anti-assignment provisions. We have taken steps to transfer these licenses in connection with the closing of the November 2000 transactions; however, we cannot assure you that these transfers will not be challenged. For example, Papst Licensing GmbH, IBM and Hitachi initially took the position that their license agreements did not transfer to our new business entities. Subsequently, we entered into new license agreements with IBM and Hitachi in December 2001. In September 2002, we settled a broader dispute with Papst that also resolved the claim by Papst that its license agreement was not properly transferred.

We received a letter dated November 20, 2002 from Read-Rite Corporation asserting that we do not currently have a license to its patented technology and that our rigid disc drive products infringe at least two of its patents. We have since received additional letters from Read-Rite Corporation making the same claims. Seagate Delaware entered into a Patent Cross License Agreement dated December 31, 1994, which covered the two patents referenced in the November 20 letter, as well as other intellectual property of Read-Rite Corporation. Prior to the November 20, 2002 letter, Read-Rite Corporation had not responded to our efforts to confirm that under the Patent Cross License Agreement we were entitled to a new license agreement in our own name and on materially the same terms as the 1994 agreement.

In order to clarify the parties’ rights under the Patent Cross License Agreement, we filed a declaratory judgment action on May 7, 2003 in the Superior Court of California, County of Santa Clara, seeking a declaration that we are entitled to a cross-license, effective as of November 22, 2000, under terms substantially identical to those contained in the Patent Cross License Agreement. On June 11, 2003, Read-Rite Corporation answered the complaint putting forward a general denial and asserting various affirmative defenses. On June 17, 2003, Read-Rite Corporation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Upon notice, our declaratory judgment action has been stayed. On July 23, 2003, the U.S. Bankruptcy Court approved the sale of the assets of Read-Rite Corporation, including the intellectual property that was the subject of Read-Rite’s assertions against us, to Western Digital Corporation in a transaction that is scheduled to close by August 2003. We, together with two other entities, have provided a back-up bid that would require us to purchase a portion of the Read-Rite assets if the Western Digital purchase does not close. Under the back-up bid, Seagate would provide consideration of approximately $31 million. We understand that the back-up bid is being reviewed by the Federal Trade Commission and, accordingly, we cannot assure you that if the Western Digital proposal does not close, we would be able to purchase the Read-Rite assets under our proposal.

To the extent that third party cross-licenses, including the Patent Cross License Agreement dated December 31, 1994 between Read-Rite Corporation and Seagate Delaware, are deemed not to have been properly assigned to us in the November 2000 transactions, our inability to either obtain new licenses or transfer existing licenses could result in delays in product development or prevent us from selling our products until equivalent substitute technology can be identified, licensed and/or integrated or until we are able to substantially engineer our products to avoid infringing the rights of third parties. We might not be able to renegotiate agreements, be able to obtain necessary licenses in a timely manner, on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, the loss of or inability to extend any of these licenses would increase the risk of infringement claims being made against us, which claims could have a material adverse effect on our business.

Risk of Intellectual Property Litigation—Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued, and we may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. We may be subject to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. We are currently subject to a suit by Convolve, Inc. and the Massachusetts Institute of Technology and a suit pending in Nanjing, China. In addition, as noted above, Read-Rite Corporation, in a letter dated November 20, 2002 and in correspondence since that date, asserted that we do not currently have a license to Read-Rite Corporation patented technology and that our rigid disc drive products infringe at least two Read-Rite Corporation patents. We filed a declaratory judgment action in the Superior Court of California, seeking to clarify our rights to Read-Rite Corporation’s patented technology. Read-Rite Corporation responded by filing a general denial and asserting various affirmative defenses. On June 17, 2003, Read-Rite Corporation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code and, pursuant to a notice we received on June 19, 2003, our declaratory judgment action has been stayed. As discussed above, on July 23, 2003, the U.S. Bankruptcy Court approved the sale of the assets of Read-Rite Corporation, including the intellectual property that was the subject of Read-Rite’s assertions against us, to Western Digital Corporation in a transaction that is scheduled to close by August 2003.

Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot assure you that we will be successful in defending ourselves against intellectual property claims. Moreover, software patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. If we were to discover that our products infringe the intellectual property rights of others, we would need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Dependence on Intellectual Property—If our intellectual property and other proprietary information were copied or independently developed by competitors, our operating results would be negatively affected.

Our success depends to a significant degree upon our ability to protect and preserve the proprietary aspects of our technology. However, we may be unable to prevent third parties from using our technology without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States, or protect us from independently developing or acquiring technology that is similar to ours. For example, through its bankruptcy proceedings under Chapter 7 of the U.S. Bankruptcy Code, on July 23, 2003, the U.S. Bankruptcy Court approved the sale of Read-Rite Corporation’s patents and other intellectual property rights to Western Digital Corporation in a transaction that is scheduled to close by August 2003. If Western Digital completes its acquisition of these assets, it can use this intellectual property to compete against us. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Limitations on Patent Protection—Our issued and pending patents may not adequately protect our intellectual property or provide us with any competitive advantage.

Although we have numerous U.S. and foreign patents and numerous pending patents that relate to our technology, we cannot assure you that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products in the United States or abroad. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover.

Disclosure of our Proprietary Technology—Confidentiality and non-disclosure agreements may not adequately protect our proprietary technology or trade secrets.

We have entered into confidentiality agreements with our employees and non-disclosure agreements with customers, suppliers and potential strategic partners, among others. If any party to these agreements were to violate their agreement with us and disclose our proprietary technology to a third party, we may be unable to prevent the third party from using this information. Because a significant portion of our proprietary technology consists of specialized knowledge and technical expertise developed by our employees, we have a program in place designed to ensure that our employees communicate any developments or discoveries they make to other employees. However, employees may choose to leave our company before transferring their knowledge and expertise to our other employees. Violations by others of our confidentiality or non-disclosure agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline. Our trade secrets may otherwise become known or independently developed by others, and trade secret laws provide no remedy against independent development or discovery.

Service Marks and Trademarks—Our failure to obtain trademark registrations or service marks, or challenges to those marks, could impede our marketing efforts.

We have registered and applied for some service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee the approval of any of our pending applications by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to use our trademarks and impede our marketing efforts in those jurisdictions.

Environmental Matters—We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

Our operations inside and outside the United States are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. In addition to the U.S. federal, state and local laws to which our domestic operations are subject, our extensive international manufacturing operations subject us to environmental regulations imposed by foreign governments.

Although our policy is to apply strict standards for environmental protection at our sites inside and outside the United States, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims if we were to violate or become liable under environmental laws or become non-compliant with environmental permits required at our facilities. Contaminants have been detected at some of our present and former sites and offsite properties, principally in connection with historical operations. In addition, we have been named as a potentially responsible party at several contaminated disposal sites. While we are not currently aware of any contaminated sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, the ultimate costs under environmental laws and the timing of these costs are difficult to predict. Liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. In other words, one liable party could be held liable for all costs at a site. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

Dependence on Key Personnel—The loss of some key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, retain and further incentivize highly skilled management, marketing, sales and product development personnel. A significant portion of the incentive compensation for our senior management vests in calendar year 2003 and substantially all of this compensation will have vested by November 2004. We may not be able to provide our senior management with adequate additional incentives to remain employed by us after this time. We have experienced intense competition for personnel, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

System Failures—System failures caused by events beyond our control could adversely affect computer equipment and electronic data on which our operations depend.

Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. As our operations become more automated and increasingly interdependent, our exposure to the risks posed by these types of events will increase. A significant part of our operations is based in an area of California that has experienced power outages and earthquakes and is considered seismically active. We do not have a contingency plan for addressing the kinds of events referred to in this paragraph that would be sufficient to prevent system failures and other interruptions in our operations that could have a material adverse effect on our business, results of operations and financial condition.

Potential Tax Legislation—Negative publicity about companies located in certain offshore jurisdictions may lead to new legislation that could increase our tax burden.

Several members of the United States Congress have introduced legislation relating to the U.S. federal tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. While we do not believe that this legislation, as currently proposed, would adversely affect us, the exact scope of the legislation and whether it will ultimately be enacted is unclear at this time. In addition, certain state legislatures have proposed similar legislation. Therefore, it is possible that federal or state legislation in this area, if enacted, could materially increase our future tax burden or otherwise affect our business.

Risks Related to Our Substantial Indebtedness

Substantial Leverage—Our substantial leverage may place us at a competitive disadvantage in our industry.

We are leveraged and have significant debt service obligations. Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our high level of debt presents the following risks to you:

•	we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;

•	our interest expense could increase if prevailing interest rates increase, because a substantial portion of our debt bears interest at floating rates;

•	our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;

•	our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements; and

•	covenants in our debt instruments limit our ability and the ability of our subsidiaries to pay distributions or make other restricted payments and investments.

Significant Debt Service Requirements—Servicing our debt requires a significant amount of cash, and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	we will continue to realize the cost savings, revenue growth and operating improvements that resulted from the execution of our long-term strategic plan; or

•	future borrowings will be available to us under our senior secured credit facilities or that other sources of funding will be available to us, in each case, in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, our existing debt instruments permit us to incur a significant amount of additional debt. If we incur additional debt above the levels now in effect, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify. See “Description of Material Indebtedness.”

Restrictions Imposed by Debt Covenants—Restrictions imposed by our existing debt instruments will limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our existing debt instruments, including the indenture governing our outstanding 8% senior notes, impose, and the terms of any future debt may impose, operating and other restrictions on us. The indenture governing our 8% notes limits our ability to incur additional indebtedness if our consolidated coverage ratio, which is the ratio of the aggregate consolidated EBITDA of our subsidiary, Seagate Technology HDD Holdings, the issuer of our 8% senior notes, and its restricted subsidiaries, to the total interest expense of those entities, is less than or equal to 3.0 to 1.0 during any consecutive four-quarter period. Our existing debt instruments also limit, among other things, our ability to:

•	pay dividends or make distributions in respect of our shares;

•	redeem or repurchase shares;

•	make investments or other restricted payments;

•	sell assets;

•	issue or sell shares of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create liens;

•	enter into sale/leaseback transactions;

•	effect a consolidation or merger; and

•	make certain amendments to our deferred compensation plans.

These covenants are subject to a number of important qualifications and exceptions, including exceptions that permit us to make significant distributions of cash. In addition, the obligation to comply with many of the covenants under the indenture governing our 8% senior notes will cease to apply if the notes achieve investment grade status. See “Description of Material Indebtedness.”

Our existing debt instruments also require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of the restrictive covenants described above or our inability to comply with the required financial ratios could result in a default under our existing debt instruments. If a default occurs, the holders of our outstanding 8% senior notes may elect to declare all of our outstanding obligations, together with accrued interest and other fees, to be immediately due and payable. If our outstanding indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that debt and any future indebtedness, which would cause the market price of our common shares to decline significantly.

Risks Related to this Offering and the Common Shares

Control by Our Sponsor Group—Because our sponsor group, through its ownership of New SAC, will continue to hold a controlling interest in us, the influence of our public shareholders over significant corporate actions will be limited.

After this offering, affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. will indirectly own approximately 21.1%, 14.7%, 7.6%, 4.4% and 1.5%, respectively, of our outstanding common shares through their ownership of New SAC. The sponsors’ ownership of New SAC and New SAC’s and the sponsors’ ownership of us is the subject of shareholders agreements and other arrangements that result in the sponsors’ acting as a group with respect to all matters submitted to our shareholders. As a result, after this offering, the members of our sponsor group will continue to have the power to:

•	control all matters submitted to our shareholders;

•	elect our directors; and

•	exercise control over our business, policies and affairs.

Also, New SAC is not prohibited from selling a controlling interest in us to a third party.

Accordingly, our ability to engage in significant transactions, such as a merger, acquisition or liquidation, is limited without the consent of members of our sponsor group. Conflicts of interest could arise between us and our sponsor group, and any conflict of interest may be resolved in a manner that does not favor us. The members of our sponsor group may continue to retain control of us for the foreseeable future and may decide not to enter into a transaction in which you would receive consideration for your common shares that is much higher than the cost to you or the then-current market price of those shares. In addition, the members of our sponsor group could elect to sell a controlling interest in us and you may receive less than the then-current fair market value or the price you paid for your shares. Any decision regarding their ownership of us that members of our sponsor group may make at some future time will be in their absolute discretion.

Future Sales—Additional sales of our common shares by New SAC, our sponsors or our employees or issuances by us in connection with future acquisitions or otherwise could cause the price of our common shares to decline.

If New SAC or – after any distribution to our sponsors of our shares by New SAC – our sponsors sell a substantial number of our common shares in the future, the market price of our common shares could decline. The perception among investors that these sales may occur could produce the same effect. New SAC and our sponsors have rights, and after this offering will continue to have rights, subject to specified conditions, to require us to file registration statements covering common shares or to include common shares in registration statements that we may file. By exercising their registration rights and selling a large number of common shares, New SAC or any of the sponsors could cause the price of our common shares to decline. Furthermore, if we were to include common shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our common shares. See “Shares Eligible for Future Sale” for a more detailed description of the common shares that will be available for future sales upon completion of the offering.

One component of our business strategy is to make acquisitions. In the event of any future acquisitions, we could issue additional common shares, which would have the effect of diluting your percentage ownership of the common shares and could cause the price of our common shares to decline.

Volatile Public Markets—The price of our common shares may be volatile and could decline significantly.

The stock market in general, and the market for technology stocks in particular, has recently experienced volatility that has often been unrelated to the operating performance of companies. If these market or industry-based fluctuations continue, the trading price of our common shares could decline significantly independent of our actual operating performance, and you could lose all or a substantial part of your investment. The market price of our common shares could fluctuate significantly in response to several factors, including among others:

•	actual or anticipated variations in our results of operations;

•	announcements of innovations, new products or significant price reductions by us or our competitors;

•	our failure to meet the performance estimates of investment research analysts;

•	the timing of announcements by us or our competitors of significant contracts or acquisitions;

•	general stock market conditions;

•	the occurrence of major catastrophic events; and

•	changes in financial estimates by investment research analysts.

Failure to Pay Quarterly Distributions—Our failure to pay quarterly distributions to our common shareholders could cause the market price of our common shares to decline significantly.

In accordance with our quarterly dividend policy in effect at such time, our board of directors declared and paid quarterly distributions of $0.03 per share, or approximately $13 million, to all of our shareholders of record as of each of February 14, 2003 and May 9, 2003, including New SAC. On June 27, 2003, our board of directors amended our dividend policy and, pursuant to our amended policy, we expect to pay our shareholders a quarterly distribution of up to $0.04 per share ($0.16 annually) so long as the aggregate amount of the distributions do not exceed 50% of our consolidated net income for the quarter in which the distributions are declared. On July 14, 2003, our board of directors declared a quarterly distribution of $0.04 per share to be paid on or before August 22, 2003 to our shareholders of record as of August 8, 2003. See “Dividend Policy.”

Our ability to pay quarterly distributions will be subject to, among other things, general business conditions within the rigid disc drive industry, our financial results, the impact of paying distributions on our credit ratings, and legal and contractual restrictions on the payment of distributions by our subsidiaries to us or by us to our shareholders, including restrictions imposed by the covenants contained in the indenture governing our senior notes and the credit agreement governing our senior secured credit facilities which limit annual distributions to $80 million. See “Description of Material Indebtedness.” Any reduction or discontinuation of quarterly distributions could cause the market price of our common shares to decline significantly. Moreover, in the event our payment of quarterly distributions is reduced or discontinued, our failure or inability to resume paying distributions at historical levels could result in a persistently low market valuation of our common shares.

Taxation of Distributions—Certain U.S. shareholders may be ineligible for favorable U.S. federal income tax treatment on distributions on our common shares.

Because we did not have any current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended June 27, 2003, distributions on our common shares during this period were treated as a return of capital rather than dividend income for U.S. federal income tax purposes. There can be no assurance, however, that we will not have current or accumulated earnings and profits for U.S. federal income tax purposes in future years. To the extent that we have current or accumulated earnings and profits for U.S. federal income tax purposes, distributions on our common shares will not be treated as a return of capital distribution and will be treated as dividend income.

Furthermore, we currently believe that we are a foreign personal holding company for U.S. federal income tax purposes. Under recent U.S. federal income tax legislation, U.S. shareholders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15%) on distributions on our common shares if we qualify as a foreign personal holding company in the year in which such distributions were made or in the preceding taxable year. As a result, if distributions on our common shares are treated as dividend income because we have current or accumulated earnings and profits in the taxable year in which such distributions are made, U.S. shareholders who are individuals may not qualify for favorable U.S. federal income tax treatment under the new legislation.

Potential Governmental Action—Governmental action against companies located in offshore jurisdictions may lead to a reduction in the demand for our common shares.

Recently, several state and other governmental officials have threatened to take legislative and other actions against U.S. companies that have expatriated to specific foreign jurisdictions. For example, the California state treasurer has requested that certain pension funds eliminate from their investment portfolios all public equity and fixed income holdings of companies that have reincorporated in foreign jurisdictions. If we are included within the scope of such legislation or governmental action, it may reduce the demand for, and have a material adverse effect on the price of, our common shares.

Securities Litigation—Significant fluctuations in the market price of our common shares could result in securities class action claims against us.

Significant price and value fluctuations have occurred with respect to the publicly traded securities of rigid disc drive companies and technology companies generally. The price of our common shares is likely to be volatile in the future. In the past, following periods of decline in the market price of a company’s securities, class action lawsuits have often been pursued against that company. If similar litigation were pursued against us, it could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Limited Protection of Shareholder Interests—Holders of the common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, by the Companies Law (2003 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Anti-Takeover Provisions Could Discourage or Prevent an Acquisition of Us—Provisions of our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of the common shares.

Our articles of association permit our board of directors to issue preferred shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands exempted company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

Enforcement of Civil Liabilities—Holders of our common shares may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Because we are a Cayman Islands exempted company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof. See “Special Notes About Forward-Looking Statements and Enforcement of Civil Liabilities.”

SPECIAL NOTES ABOUT FORWARD-LOOKING STATEMENTS AND  ENFORCEMENT OF CIVIL LIABILITIES

Forward-Looking Statements

Some of the statements and assumptions included in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, in particular, the statements about our plans, strategies and prospects in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those in the forward-looking statements. In some cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “plan,” “intend,” “may,” “should,” “will” and “would” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. There may, however, be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned “Risk Factors,” as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common shares, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

Enforcement of Civil Liabilities

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A substantial portion of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing the common shares to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will—based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given—recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will: (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder will receive all of the net proceeds from the sale of the common shares in this offering.

PRICE RANGE OF COMMON SHARES

Our common shares have been traded on the New York Stock Exchange under the symbol “STX” since December 11, 2002. The high and low closing sale prices of our common shares, as reported by the New York Stock Exchange, are set forth below for the periods indicated.

	Price Range
Fiscal year 2003	High	Low
Quarter ending December 27, 2002 (commencing December 11, 2002)	$11.61	$10.03
Quarter ending March 28, 2003	$12.60	$8.06
Quarter ending June 27, 2003	$18.38	$10.27

Fiscal year 2004
Quarter ending October 3, 2003 (through July 24, 2003)	$21.56	$17.65

The closing sale price of our common shares as reported by the New York Stock Exchange on July 24, 2003 was $18.93. As of July 22, 2003, there were 1,218 holders of record of our common shares.

DIVIDEND POLICY

On June 27, 2003, our board of directors amended our quarterly dividend policy and, pursuant to our amended policy, we expect to pay our shareholders a quarterly distribution of up to $0.04 per share ($0.16 annually) so long as the aggregate amount of the distribution does not exceed 50% of our consolidated net income for the quarter in which the distribution is declared, as determined under generally accepted accounting principles and reflected in our publicly filed financial statements for the quarter. In the event that quarterly distributions are declared, all holders of our common shares, including New SAC, will participate ratably on a per share basis in all distributions declared by our board of directors after the completion of the offering.

We are restricted in our ability to pay distributions by the covenants contained in the indenture governing our senior notes and the credit agreement governing our senior secured credit facilities which limits annual distributions to $80 million. See “Description of Material Indebtedness.” Our declaration of distributions is also subject to Cayman Islands law and the discretion of our board of directors. Under the terms of the Seagate Technology shareholders agreement, at least seven members of our board of directors must approve the payment of distributions in excess of 15% of our net income in the prior fiscal year. See “Related Party Transactions—Seagate Technology Shareholders Agreement.” In deciding whether or not to declare quarterly distributions, our directors will take into account such factors as general business conditions within the rigid disc drive industry, our financial results, our capital requirements, contractual and legal restrictions on the payment of distributions by our subsidiaries to us or by us to our shareholders, the impact of paying distributions on our credit ratings and such other factors as our board of directors may deem relevant.

On July 14, 2003, our board of directors declared a quarterly distribution of $0.04 per share to be paid on or before August 22, 2003 to our shareholders of record as of August 8, 2003. Since the closing of the November 2000 transactions, we have made distributions of approximately $520 million in the aggregate. These include:

•	distributions of approximately $33 million and $167 million to our shareholders of record as of March 19, 2002 and May 17, 2002, respectively;

•	an in-kind distribution of a $32 million promissory note to our shareholders of record immediately following our sale of XIOtech on November 4, 2002. See “Management’s Discussion and Analysis Financial Condition and Results of Operations—Disposition of Assets—Sale of XIOtech Corporation;”

•	a distribution of approximately $262 million to our shareholders of record on December 11, 2002 in connection with our initial public offering; and

•	distributions in accordance with our quarterly distribution policy in effect at such time of $0.03 per share to our shareholders of record as of February 14, 2003 and May 9, 2003, totaling approximately $26 million in the aggregate.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for U.S. federal income tax purposes in any taxable year, the distribution will be treated as a return of capital for U.S. tax purposes, causing a reduction in your adjusted tax basis in the common shares. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended June 27, 2003 and, accordingly, distributions paid on our common shares during this period were treated as a return of capital for U.S. federal income tax purposes. There can be no assurances that we will not have current or accumulated earnings and profits for U.S. federal income tax purposes in future years. To the extent that we do have current or accumulated earnings and profits for U.S. federal income tax purposes, a distribution on our common shares will not be treated as a return of capital distribution and will be treated as dividend income.

Furthermore, we currently believe that we are a foreign personal holding company for U.S. federal income tax purposes. Under recent U.S. federal income tax legislation, U.S. shareholders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15%) on distributions on our common shares if we qualify as a foreign personal holding company in the year in which such distributions were made or in the preceding taxable year. For a more complete discussion of the U.S. federal income taxation of distributions on our common shares, see “Certain Income Tax Considerations—U.S. Federal Income Tax Considerations—Taxation of Dividends.”

CAPITALIZATION

The following table sets forth, as of March 28, 2003, our cash, cash equivalents and short-term investments and capitalization, excluding 74,489,000 common shares issuable upon the exercise of options outstanding and 18,055,738 common shares reserved for future issuance under our option plan. You should read this table in conjunction with “Selected Historical Consolidated Financial Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Historical Transactions.”

As of March 28, 2003
(unaudited)
(in millions)
Cash, cash equivalents and short-term investments	$1,076

Total debt (including current portion of long-term debt):
Senior secured credit facilities:
Revolving credit facility	$—
Term loan facility	348
8% senior notes due 2009	400
Capitalized lease obligations	1

Total debt	749

Shareholders’ equity:
Preferred shares: $0.00001 par value; 100 million authorized; no shares outstanding at March 28, 2003	—
Common shares: $0.00001 par value; 1,250 million authorized; 431,455,262 issued and outstanding at March 28, 2003	—
Additional paid-in capital	631
Deferred stock compensation	(9)
Retained earnings	524

Total shareholders’ equity	1,146

Total capitalization	$1,895

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

We list in the table below selected historical consolidated and combined financial information relating to us and our predecessor for the periods indicated. Through November 22, 2000, the rigid disc drive business that we now operate and the storage area networks business that we operated through November 4, 2002 were the rigid disc drive and storage area networks divisions of Seagate Delaware. Those divisions are our predecessor, and our operations prior to our sale of XIOtech were substantially identical to the operations of our predecessor before the November 2000 transactions.

•	We have derived our predecessor’s historical financial information below as of the end of and for fiscal years 1998 and 1999 from the audited combined financial statements and related notes of our predecessor, which are not included in this prospectus.

•	We have derived our predecessor’s historical financial information below as of the end of and for fiscal year 2000 and for the period from July 1, 2000 through November 22, 2000 from the audited combined financial statements and related notes of our predecessor included elsewhere in this prospectus.

•	We have derived our historical financial information as of and for the period from November 23, 2000 through June 29, 2001 and for fiscal year 2002 from our audited consolidated financial statements and related notes included elsewhere in this prospectus.

•	We have derived our historical financial information as of March 28, 2003 and for the nine-month periods ended March 28, 2003 and March 29, 2002, from our unaudited condensed consolidated financial information and related notes included elsewhere in this prospectus.

You should read the selected historical consolidated financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Seagate Technology
	Fiscal Year Ended (a)			July 1, 2000 to Nov. 22, 2000	Nov. 23, 2000 to June 29, 2001	Fiscal Year Ended June 28, 2002 (b)	Quarter Ended		Nine Months Ended
	July 3, 1998	July 2, 1999	June 30, 2000				March 29, 2002	March 28, 2003	March 29, 2002	March 28, 2003 (b)
							(unaudited)
	(in millions, except per share data)
Statement of Operations Data:
Revenue	$6,267	$6,180	$6,073	$2,310	$3,656	$6,087	$1,691	$1,620	$4,614	$4,933
Cost of revenue	5,523	4,902	4,822	2,035	2,924	4,494	1,180	1,186	3,368	3,634
Product development	555	566	664	409	388	698	177	167	492	496
Marketing and administrative	330	345	464	450	288	498	97	85	302	276
Amortization of goodwill and other intangibles	21	20	33	20	12	19	5	—	15	—
In-process research and development (c)	216	2	105	—	52	—	—	—	—	—
Restructuring (d)	347	59	206	19	66	4	4	—	4	7
Unusual items (e)	(22)	75	64	—	—	—	—	—	—	—

Income (loss) from operations (f)	(703)	211	(285)	(623)	(74)	374	228	182	433	520
Other income (expense):
Interest income	98	102	101	57	31	25	6	4	21	12
Interest expense	(51)	(48)	(52)	(24)	(54)	(77)	(19)	(11)	(61)	(36)
Other non-operating income (expense) (g)	(66)	10	877	(28)	(4)	(83)	(1)	5	10	(1)

Income (loss) before income taxes	(722)	275	641	(618)	(101)	239	214	180	403	495
Provision for (benefit from) income taxes	(191)	61	275	(206)	9	86	21	6	52	14

Net income (loss)	$(531)	$214	$366	$(412)	$(110)	$153	$193	$174	$351	$481

Net income per share (h):
Basic						$0.38	$0.48	$0.41	$0.88	$1.17

Diluted						$0.36	$0.45	$0.37	$0.85	$1.04

Number of shares used in per share calculations:
Basic						401	401	429	400	413
Diluted						428	429	476	411	465
Cash distributions declared per share (i)						$0.50	$0.08	$0.03	$0.08	$0.68

Balance Sheet Data (at end of Period):
Cash and cash equivalents	$656	$368	$868		$726	$612		$679		$679
Short-term investments	1,161	1,227	1,140		183	231		397		397
Total assets	5,442	5,122	5,818		2,966	3,095		3,382		3,382
Accrued deferred compensation						147		—		—
Total debt (including current portion of long-term debt)	705	704	703		900	751		749		749
Total shareholders’ equity	2,839	2,362	2,942		653	641		1,146		1,146

(a)	We report, and our predecessor reported, financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30 of that year. Accordingly, each fiscal year ended on the date indicated above. Fiscal year 1998 was 53 weeks. All other fiscal years presented were 52 weeks. All references to years represent fiscal years unless otherwise noted.

(b)	On November 4, 2002, we sold XIOtech to New SAC in return for a $32 million promissory note from New SAC. Immediately after the sale, we made an in-kind distribution of the promissory note to our existing shareholders, including New SAC. XIOtech’s revenue and net loss were $74 million and $51 million, respectively, for the fiscal year ended June 28, 2002 and $24 million and $9 million, respectively, for the nine months ended March 28, 2003. In addition, we refinanced all of our then outstanding indebtedness in May 2002. As a result of the 2002 refinancing, we incurred $93 million of debt refinancing charges, which were comprised of a premium paid on the redemption of our 12 1/2% senior subordinated notes due 2007, write-off of unamortized discount, write-off of previously capitalized debt issuance costs and other miscellaneous charges. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a description of the pro forma effects of these transactions.

(c)	These amounts represent portions of the purchase price of prior acquisitions that were attributed to in-process research and development projects of acquired companies. Our predecessor recorded the following charges related to the write-off of in-process research and development: (1) in fiscal year 1998, principally consisting of $216 million in connection with the acquisition of Quinta; (2) in fiscal year 1999, of $2 million in connection with the acquisition of a minority interest in Seagate Software Holdings; (3) in fiscal year 2000, of $105 million in connection with the acquisition of XIOtech; and (4) in the period from November 23, 2000 to June 29, 2001, we recorded an in-process research and development charge of $52 million in connection with the November 2000 transactions.

(d)	Restructuring charges are the result of board approved restructuring plans we have implemented to align our global workforce and manufacturing capacity with existing and anticipated future market requirements. These charges are described in more detail in the notes to the audited consolidated and combined financial statements of Seagate Technology and its predecessor included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

(e)	Unusual items include: (1) in fiscal year 1998, a $22 million reversal of expense recognized in fiscal year 1997, but paid in a lesser amount in fiscal year 1998 relating to the settlement of litigation; (2) in fiscal year 1999, a gross charge of $78 million of cash compensation expense related to the acquisition of Quinta by our predecessor, which was offset by $3 million of other one-time items; and (3) in fiscal year 2000, $64 million of expense related to the settlement of litigation.

(f)	Income (loss) from operations includes: (1) in fiscal year 2000, $43 million of non-cash compensation expense and payroll taxes related to the reorganization of Seagate Software Holdings, Inc., of which $2 million was allocated to cost of revenue, $1 million was allocated to product development expense and $40 million was allocated to marketing and administrative expense; (2) in the period from July 1, 2000 to November 22, 2000, non-cash compensation expense totaling $567 million related to the November 2000 transactions, of which $265 million was allocated to cost of revenue, $116 million was allocated to product development expense and $185 million was allocated to marketing and administrative expense; and (3) in fiscal year 2002, a $179 million charge to record $32 million paid to participants in our deferred compensation plan and $147 million to accrue the remaining obligations under the plan. Of the $179 million charge, $38 million was allocated to cost of revenue, $29 million was allocated to product development expense and $112 million was allocated to marketing and administrative expense.

(g)	Other non-operating income (expense) includes: (1) in fiscal year 1998, mark-to-market losses of $76 million on foreign exchange hedging contracts partially offset by gains on the sale of certain investments in equity securities of $8 million; (2) in fiscal year 2000, $679 million of gains on the sale of SanDisk Corporation stock and $199 million of gains on the exchange of certain investments in equity securities; (3) for the period from July 1, 2000 through November 22, 2000, losses recognized on investments in Lernout & Hauspie Speech Products N.V. and Gadzoox Networks, Inc., and losses on the sale of marketable securities of $138 million, $8 million and $8 million, respectively, partially offset by gains on sales of SanDisk Corporation and Veeco Instruments, Inc. stock of $102 million and $20 million, respectively; and (4) in fiscal year 2002, $93 million in debt refinancing charges.

(h)	Net income (loss) per share data is not presented prior to November 23, 2000 because our predecessor had no formal capital structure. Basic and diluted net loss per share information is not presented for the period from November 23, 2000 to June 29, 2001 because Seagate Technology had a net loss, had no outstanding common shares, and the assumed conversion of Seagate Technology’s then-outstanding Series A preferred shares (which were automatically converted into common shares on a one-for-one basis upon the consummation of our initial public offering) would be antidilutive. Basic and diluted net income per share for fiscal year 2002 includes weighted average common shares outstanding and the dilutive effect as if all 400 million Series A preferred shares had converted into common shares on a one-to-one basis. Diluted net income per share for fiscal year 2002 also includes the dilutive effect (calculated using the treasury stock method) of the assumed exercise of outstanding options to purchase common shares.

(i)	Excludes the in-kind distribution to shareholders of a $32 million promissory note we received in connection with our sale of XIOtech. All distributions, with the exception of the $0.03 per share distribution paid in accordance with our then-current dividend policy in the quarter ended March 28, 2003, were declared and paid prior to our initial public offering on December 11, 2002.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We have prepared the following unaudited pro forma condensed consolidated financial information for the fiscal year ended June 28, 2002 and for the nine months ended March 28, 2003. This unaudited pro forma condensed consolidated financial information has been prepared based on our historical consolidated financial statements and gives pro forma effect to the 2002 refinancing and the sale of XIOtech. For a description of the refinancing which took place in May 2002, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The 2002 Refinancing.”

On November 4, 2002, we sold XIOtech, our wholly-owned indirect subsidiary that operated our storage area networks business, to New SAC. New SAC in turn sold 51% of the shares that it had acquired in XIOtech to a third party in a transaction in which XIOtech also sold newly issued shares to this third party. As a result, New SAC has retained an interest of less than 20% of XIOtech.

In consideration of our sale of XIOtech to New SAC, we received a $32 million promissory note from New SAC. The amount of this promissory note was equal to the estimated fair value of XIOtech as of the date of the sale, net of intercompany indebtedness. This estimate as to fair value was based in part on the per share price paid by the third party investor to New SAC for XIOtech. Immediately after the sale of XIOtech to New SAC, we made an in-kind pro rata distribution of the entire promissory note to our existing shareholders, including New SAC, which at the time owned approximately 99.4% of our outstanding shares. That portion of the promissory note distributed back to New SAC was cancelled, and New SAC immediately paid off the remaining 0.6% of the promissory note held by our minority shareholders. As a result of our sale of XIOtech, we no longer consolidate XIOtech’s operations with our operations subsequent to November 4, 2002.

Because New SAC at the time owned approximately 99.4% of our outstanding shares, our sale of XIOtech to New SAC was recorded as a distribution of an amount equal to the net book value of XIOtech rather than as a sale for the fair value of the promissory note.

The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended June 28, 2002 and the nine months ended March 28, 2003 have been adjusted to give pro forma effect to the refinancing and the sale of XIOtech, as if they had occurred on the first day of our fiscal year 2002. The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 28, 2003 does not include pro forma adjustments relating to the 2002 refinancing because the 2002 refinancing is already included in our historical financial information for this period. We did not include an unaudited pro forma balance sheet as of March 28, 2003 because the 2002 refinancing and the effect of the XIOtech sale are already reflected in our historical financial information for this date.

The pro forma adjustments to our unaudited pro forma consolidated statement of operations for the fiscal year ended June 28, 2002 relating to the 2002 refinancing eliminate the loss that was recorded on the extinguishment of the debt, reduce interest income as a result of cash used in the 2002 refinancing and lower interest expense as a result of the reduction in outstanding principal and the lower average interest rate of our new indebtedness. The pro forma adjustments to our unaudited pro forma consolidated statement of operations for the fiscal year ended June 28, 2002 and for the nine months ended March 28, 2003 relating to the sale of XIOtech deduct the historical operating results of XIOtech and increase revenue and cost of revenue to recognize our intercompany sales of rigid disc drives to XIOtech and intercompany sales of storage area networks products by XIOtech to us. These intercompany sales transactions were previously eliminated by us in consolidation.

The unaudited pro forma adjustments are based on available information and upon assumptions that management believes are reasonable as described above and in the accompanying notes. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial position would actually have been had the 2002 refinancing or the sale of XIOtech actually occurred as of the beginning of our fiscal year 2002. This unaudited pro forma condensed consolidated financial information should be read in conjunction with our audited consolidated financial statements and the related notes and our unaudited consolidated condensed financial statements and the related notes included in this prospectus.

SEAGATE TECHNOLOGY

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended June 28, 2002

(in millions, except per share data)

	Seagate Technology	Pro Forma Adjustments			Pro Forma Seagate Technology
		Less: XIOtech (a)	2002 Refinancing and Other Adjustments
Revenue	$6,087	$74	$10	(b)	$6,023
Cost of revenue	4,494	38	3	(b)	4,465
			6	(c)
Product development	698	17	—		681
Marketing and administrative	498	66	—		432
Amortization of intangibles	19	1	—		18
Restructuring	4	—	—		4

Income (loss) from operations	374	(48)	1		423
Interest income	25	—	(9	)(d)	16
Interest expense	(77)	(3)	19	(d)	(58)
			(3	)(e)
Debt refinance charge	(93)	—	93	(d)	—
Other, net	10	—	—		10

Other income (expense), net	(135)	(3)	100		(32)

Income (loss) before income taxes	239	(51)	101		391
Provision (benefit) for income taxes	86	—	—		86

Net income (loss)	$153	$(51)	$101		$305

Net income per share:
Basic	$0.38				$0.76

Diluted	$0.36				$0.71

Number of shares used in per share calculations:
Basic	401				401
Diluted	428				428

(Footnotes on page 44)

SEAGATE TECHNOLOGY

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended March 28, 2003

(in millions, except per share data)

	Seagate Technology	Pro Forma Adjustments			Pro Forma Seagate Technology
		Less: XIOtech (a)	Other Adjustments
Revenue	$4,933	$24	$2	(b)	$4,911
Cost of revenue	3,634	12	1	(b)	3,624
			1	(c)
Product development	496	4	—		492
Marketing and administrative	276	16	—		260
Restructuring	7	1	—		6

Income (loss) from operations	520	(9)	—		529
Interest income	12	—	—		12
Interest expense	(36)	—	—		(36)
Other, net	(1)	—	—		(1)

Other income (expense), net	(25)	—	—		(25)
Income (loss) before income taxes	495	(9)	—		504
Provision for (benefit from) income taxes	14	—	—		14

Net income (loss)	$481	$(9)	$—		$490

Net income per share:
Basic	$1.17				$1.19

Diluted	$1.04				$1.05

Number of shares used in per share calculations:
Basic	413				413
Diluted	465				465

(Footnotes on page 44)

SEAGATE TECHNOLOGY

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(a)	To deduct the historical results of operations and financial position of XIOtech.

(b)	To record revenue and cost of revenue from our intercompany sales of disc drives to XIOtech and intercompany sales of storage area networks products by XIOtech to us. These intercompany sales transactions were previously eliminated by us in consolidation.

(c)	To adjust cost of revenue and inventory for intercompany profit previously eliminated by us in consolidation.

(d)	To record adjustments relating to the 2002 refinancing as follows: (1) to reduce interest income by $9 million to reflect lower average invested cash balances as a result of $419 million of cash used in the 2002 refinancing primarily to reduce outstanding debt, including a redemption premium, pay distributions to shareholders, and pay deferred compensation plan participants; (2) to reduce interest expense by $19 million to reflect lower interest expense as a result of the reduction in principal and a lower interest rate on our new indebtedness; and (3) to eliminate the $93 million non-recurring loss on extinguishment of the debt that was recorded in May 2002.

(e)	To add back intercompany interest expense incurred by XIOtech in its stand alone financial statements but not included in Seagate Technology’s consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations for the fiscal year ended June 30, 2000, the period from July 1, 2000 through November 22, 2000, the period from November 23, 2000 through June 29, 2001, the fiscal year ended June 28, 2002 and the quarter and nine months ended March 28, 2003 for us and our predecessor. Financial information for the fiscal year ended June 30, 2000 and the period from July 1, 2000 through November 22, 2000 is the historical financial information of our predecessor. Through November 22, 2000, the rigid disc drive business that we now operate and the storage area networks business that was operated through November 4, 2002 by XIOtech Corporation, our former wholly-owned subsidiary, were the rigid disc drive and storage area networks divisions of Seagate Delaware. Those divisions are our predecessor, and our operations prior to the sale of XIOtech were substantially identical to the operations of our predecessor before the November 2000 transactions. Although we were incorporated on August 10, 2000, prior to November 23, 2000, our operations were not material. Pro forma financial information related to revenue and cost of revenue for the fiscal year ended June 29, 2001 is based on our historical consolidated financial statements for the period from November 23, 2000 through June 29, 2001 and the historical combined financial statements of our predecessor for the period from July 1, 2000 through November 22, 2000, adjusted to give pro forma effect to the November 2000 transactions and to eliminate the related compensation charges, as if the November 2000 transactions had occurred on July 1, 2000.

You should read this discussion in conjunction with the selected historical consolidated financial information and the consolidated financial statements and related notes relating to us and our predecessor included elsewhere in this prospectus. Except as noted, references to any fiscal year mean the twelve-month period ending on the Friday closest to June 30 of that year.

Our Company

We are the worldwide leader in the design, manufacturing and marketing of rigid disc drives. Rigid disc drives are used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers delivering information over corporate networks and the Internet. According to IDC, we are the largest manufacturer of rigid disc drives in terms of unit shipments, with a 28.8% market share for the three months ended March 31, 2003 and a 29.4% market share for calendar year 2002. These unit shipment statistics take into account all shipments of rigid disc drives.

We produce a broad range of rigid disc drive products that make us a leader in both the enterprise sector of our industry, where our products are primarily used in enterprise servers, mainframes and workstations, and the personal storage sector of our industry, where our products are used in PCs and consumer electronics. According to IDC, our share of unit shipments of enterprise drives in the three months ended March 31, 2003 reached 58.1%, compared to 53.9% for calendar year 2002. In the personal storage sector, our share of unit shipments for the three months ended March 31, 2003 reached 32.5%, compared to 33.0% for calendar year 2002.

We sell our rigid disc drives primarily to major original equipment manufacturers, or OEMs, and also market to distributors under our globally recognized brand name. For pro forma fiscal year 2001, fiscal year 2002 and the nine months ended March 28, 2003, approximately 70%, 66% and 63%, respectively, of our combined rigid disc drive revenue was from sales to OEMs, including customers such as Hewlett-Packard, including Compaq, Dell, EMC, IBM and Sun Microsystems. We have longstanding relationships with many of these OEM customers. We also have key relationships with major distributors, who sell our rigid disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world. For pro forma fiscal year 2001, fiscal year 2002 and the nine months ended March 28, 2003, approximately 40%, 39% and 33%, respectively, of our revenue came from customers located in North America, approximately 34%, 31% and 32%, respectively, came from customers located in Europe and approximately 26%, 30% and 35%, respectively, came from customers located in the Far East. Substantially all of our revenue is denominated in U.S. dollars.

November 2000 Transactions

Overview

Prior to November 22, 2000, Suez Acquisition Company, the predecessor to New SAC, entered into a stock purchase agreement with Seagate Delaware and Seagate Software Holdings, Inc., a subsidiary of Seagate Delaware. Concurrently, Seagate Delaware and VERITAS Software Corporation entered into an agreement and plan of merger and reorganization. Suez Acquisition Company was an exempted company incorporated with limited liability under the laws of the Cayman Islands and formed solely for the purpose of entering into the stock purchase agreement and undertaking the related acquisitions. As discussed below, Suez Acquisition Company later assigned all of its rights and obligations under the stock purchase agreement to New SAC, an exempted company incorporated with limited liability under the laws of the Cayman Islands and formed for the same purpose.

In connection with the stock purchase agreement, Suez Acquisition Company agreed to purchase for $1.840 billion in cash substantially all of the operating assets of Seagate Delaware and its consolidated subsidiaries, including Seagate Delaware’s disc drive, tape drive, storage area networks and software businesses and operations and selected cash balances, but excluding the approximately 128 million shares of VERITAS common stock held by Seagate Software Holdings, Inc. and Seagate Delaware’s equity investments in Gadzoox Networks, Inc. and Lernout & Hauspie Speech Products N.V., or LHSP. The $1.840 billion included transaction costs of $25 million. In addition, under the stock purchase agreement, Suez Acquisition Company agreed to assume substantially all of the operating liabilities of Seagate Delaware and its consolidated subsidiaries. Suez Acquisition Company also agreed to acquire Seagate Technology Investments Holdings, Inc., or STIH, a former subsidiary of Seagate Delaware, which at the time of the November 2000 transactions held strategic investments in various companies, such as e2open.com and Iolon, Inc. Prior to the closing of the November 2000 transactions, Suez Acquisition Company assigned all its rights and obligations under the stock purchase agreement to New SAC. After the closing of those transactions, New SAC became our direct parent company and the indirect parent company of various other former subsidiaries of Seagate Delaware.

Immediately following the consummation of the November 2000 transactions, VERITAS acquired the remainder of Seagate Delaware by way of a merger of a wholly-owned subsidiary of VERITAS with and into Seagate Delaware, with Seagate Delaware surviving and becoming a wholly-owned subsidiary of VERITAS. We refer to this transaction as the VERITAS merger. VERITAS did not acquire Seagate Delaware’s disc drive business or any other Seagate Delaware operating business, but it did acquire:

•	approximately 128 million shares of VERITAS common stock held by Seagate Software Holdings, Inc.;

•	capital stock of Seagate Software Holdings, Inc.;

•	cash on the balance sheet of Seagate Delaware in excess of the required cash balance of $765 million, as adjusted, that was purchased by Suez Acquisition Company; and

•	Seagate Delaware’s equity investments in Gadzoox Networks and LHSP.

In the VERITAS merger, Seagate Delaware’s stockholders received merger consideration consisting of VERITAS stock, cash and an interest in specified tax refunds that are attributable to Seagate Delaware.

An indemnification agreement provides that New SAC and its subsidiaries are required to indemnify VERITAS and its affiliates for specified liabilities of Seagate Delaware and Seagate Software Holdings, Inc., including selected taxes. In return, VERITAS, Seagate Delaware and their affiliates agreed to indemnify New SAC and its subsidiaries for specified liabilities, including all taxes of Seagate Delaware for which New SAC is not obligated to indemnify VERITAS and its affiliates. VERITAS deposited $150 million in an escrow account, which may be applied by New SAC to satisfy certain tax liabilities, and which remains in the escrow account in full. To the extent that any part of the $150 million is not utilized to satisfy these tax liabilities, it will be paid out to the former Seagate Delaware stockholders. In July 2002, we and those of our affiliates that are parties to the indemnification agreement entered into a reimbursement agreement which allocates the respective liabilities and obligations under the indemnification agreement. Under the reimbursement agreement, if we and our affiliates become obligated to indemnify Seagate Delaware, VERITAS or any of their affiliates for tax liabilities under the indemnification agreement, Seagate Technology HDD Holdings will be responsible for the first $125 million of the tax liabilities, and any amount exceeding $125 million will then be allocated among Seagate Technology HDD Holdings, Seagate Technology SAN Holdings, Certance Holdings and Seagate Software (Cayman) Holdings on a pro rata basis in accordance with the portion of the purchase price allocated to each entity in connection with the November 2000 transactions. For indemnification obligations other than tax liabilities under the indemnification agreement, the responsible entity will reimburse any entity that satisfies the obligation on its behalf. See “Related Party Transactions—Indemnification Agreement.”

Management Rollover

In connection with the November 2000 transactions, approximately 100 members of Seagate Delaware’s management group entered into rollover agreements under which they agreed not to receive merger consideration consisting of VERITAS stock and cash in respect of a portion of their restricted shares of Seagate Delaware’s common stock and unvested options to purchase those shares. The aggregate value of this foregone consideration was approximately $184 million. Instead of receiving this merger consideration, members of the management group received restricted ordinary and preferred shares of New SAC granted under the New SAC 2000 Restricted Share Plan and participation interests in our deferred compensation plan.

New SAC Restricted Shares.    At the closing of the November 2000 transactions, the board of directors of New SAC adopted the New SAC 2000 Restricted Share Plan. The 2000 Restricted Share Plan allows for the awarding of grants of ordinary and preferred shares of New SAC to management, employees, directors and consultants of New SAC and its affiliates. New SAC issued 1,843,000 restricted ordinary shares and 48,500 restricted preferred shares under this plan to those members of management participating in the rollover agreements described below. The restricted ordinary and preferred shares granted under the 2000 Restricted Share Plan vested as follows:

•	one-third of the shares vested on November 22, 2001;

•	one-third vested proportionately each month over the 18 months following November 22, 2001; and

•	the final one-third vested on May 22, 2003.

In addition, at the closing of the November 2000 transactions certain individuals purchased additional ordinary and preferred shares of New SAC for approximately $41 million in cash. Of this $41 million, approximately $21 million was purchased by members of the management group.

Following the closing of the November 2000 transactions, the board of directors of New SAC approved the 2001 Restricted Share Plan. Unlike the 2000 Restricted Share Plan, the 2001 Restricted Share Plan only provides for the grant of restricted ordinary shares of New SAC and does not provide for the grant of restricted preferred shares of New SAC. Like the 2000 Restricted Share Plan, the 2001 Restricted Share Plan allows for the award of grants to management, employees, directors and consultants of New SAC and its affiliates. New SAC has issued 483,523 restricted ordinary shares under this plan. Restricted shares granted under the 2001 Restricted Share Plan will vest as follows:

•	25% of the shares will vest on the first anniversary of the vesting commencement date; and

•	75% of the shares will vest proportionately each month over the 36 months following the first anniversary of the vesting commencement date.

New SAC redeemed all of its outstanding preferred shares as of March 14, 2003. As of March 28, 2003 there were 2,256,152 restricted ordinary shares outstanding under both the 2000 and 2001 Restricted Share Plans. Accordingly, we have been recognizing, and will continue to recognize, compensation expense of approximately

$28 million proportionately over the respective vesting periods based on the estimated fair value of these shares on the date of issuance. Through March 28, 2003, we had recognized $24 million of this compensation expense.

Deferred Compensation Plan.    In connection with the management rollover, and in addition to the grant of restricted ordinary and preferred shares of New SAC, members of the management group received approximately $179 million of interests in deferred compensation plans adopted by our wholly-owned subsidiaries. Each member of the management group received an interest in one of the plans, with the substantial majority of the members receiving interests in the Seagate Technology HDD Holdings plan. At inception, the interests in the deferred compensation plan were subject to multi-year vesting.

In May 2002, we made $32 million in payments to participants in the deferred compensation plan. On June 19, 2002, the board of directors accelerated vesting of all deferred compensation interests under the terms of the plan. As a result of certain distributions by New SAC to holders of its preferred shares in connection with our initial public offering, Seagate Technology HDD Holdings became obligated to make payments of approximately $147 million to participants of its deferred compensation plan, including named executive officers. Those payments were made following the closing of our initial public offering, thereby satisfying all remaining obligations under the deferred compensation plan.

Seagate Technology Share Option Plan

In December 2000, our board of directors adopted our share option plan. Under the terms of this share option plan, eligible employees, directors and consultants can be awarded options to purchase our common shares under vesting terms to be determined at the date of grant. In January 2002, this share option plan was amended to increase the maximum number of common shares issuable under the share option plan from 72 million to 100 million shares. No options to purchase our common shares had been issued through June 29, 2001. From July 1, 2001 through March 28, 2003, options to purchase 81,944,262 common shares were granted to employees under this share option plan, net of cancellations. This represents approximately 16% of our total voting power, assuming the exercise of all options. As of March 28, 2003, options to purchase 7,455,262 common shares had been exercised.

Allocation of Net Purchase Price

New SAC accounted for the November 2000 transactions as a purchase in accordance with Accounting Principles Board, or APB, Opinion No. 16, “Business Combinations.” All acquired tangible assets, identifiable intangible assets and assumed liabilities were valued based on their relative fair values and reorganized into the following businesses:

•	the rigid disc drive and storage area networks business, which is now Seagate Technology;

•	the tape drive business, which is now known as Certance Holdings;

•	the software business, or Crystal Decisions; and

•	an investment holding company, Seagate Technology Investments Holdings, or STIH.

Certance Holdings, Crystal Decisions and STIH are direct or indirect subsidiaries of New SAC and are not owned by us. The fair value of the net assets acquired by New SAC exceeded the net purchase price of $1.840 billion by approximately $909 million. Accordingly, the resultant negative goodwill was allocated on a pro rata basis to the acquired long-lived assets and reduced the recorded amounts by approximately 46%.

The table below summarizes the allocation of net purchase price by New SAC (dollars in millions).

Description	Useful Life in Years	Total New SAC	Seagate Technology	Certance Holdings	Crystal Decisions	STIH
Net current assets (1)		$939	$869	$36	$9	$25
Long-term investments (2)		42	—	—	—	42
Other long-lived assets		42	42	—	—	—
Property, plant and equipment (3)	Up to 30	778	763	10	5	—
Identified intangibles:
Trade names (4)	10	47	47	—	—	—
Developed technologies (4)	3-7	76	49	12	15	—
Assembled workforces (4)	1-3	53	43	3	7	—
Other	5	1	1	—	—	—

Total identified intangibles		177	140	15	22	—
Long-term deferred taxes (5)		(75)	(63)	(10)	(2)	—
Long-term liabilities		(122)	(119)	(3)	—	—

Net assets		1,781	1,632	48	34	67
In-process research and development (4)		59	52	—	7	—

Net Purchase Price		$1,840	$1,684	$48	$41	$67

(1)	Acquired current assets included cash and cash equivalents, accounts receivable, inventories and other current assets. The fair values of current assets generally approximated the recorded historic book values. Short-term investments were valued based on quoted market prices. Inventory values were estimated based on the current market value of the inventories less completion costs and less a profit margin for activities remaining to be completed until the inventory is sold. Valuation allowances were established for current deferred tax assets in excess of long-term deferred tax liabilities. Assumed current liabilities included accounts payable, accrued compensation and expenses and accrued income taxes. The fair values of current liabilities generally approximated the historic recorded book values because of the monetary nature of most of the liabilities.

(2)	The value of individual long-term equity investments was based upon quoted market prices, where available, and where market prices were not available, was based on New SAC’s estimates of the fair values of the individual investments.

(3)	New SAC estimated the fair value of the acquired property, plant and equipment. In arriving at the determination of market value for these assets, New SAC considered the estimated cost to construct or acquire comparable property. Machinery and equipment were assessed using replacement cost estimates reduced by depreciation factors representing the condition, functionality and operability of the assets. The sales comparison approach was used for office and data communication equipment. Land, land improvements, buildings and building and leasehold improvements were valued based upon discussions with knowledgeable independent personnel.

(4)	New SAC estimated the value of acquired identified intangibles. The significant assumptions relating to each category are discussed in the following paragraphs. Also, these assets are being amortized on the straight-line basis over their estimated useful life and resultant amortization is included in amortization of goodwill and other intangibles.

Trade names—The value of the trade names was based upon discounting to their net present value the licensing income that would arise by charging the operating businesses that use the trade names.

Developed technologies—The value of this asset for each operating business was determined by discounting to their net present value the expected future cash flows attributable to all existing technologies that had reached technological feasibility, after considering risks relating to: (a) the characteristics and applications of the technology, (b) existing and future markets and (c) life cycles of the technologies. Estimates of future revenues and expenses used to determine the value of developed technology were consistent with the historical trends in the industry and expected performance.

Assembled workforces—The value of the assembled workforce was determined by estimating the recruiting, hiring and training costs to replace each group of existing employees.

In-process research and development—The value of in-process research and development was based on an evaluation of all developmental projects using the guidance set forth in Interpretation No. 4 of Financial Accounting Standards Board, or FASB, Statement No. 2, “Accounting for Research and Development Costs” and FASB Statement No. 86, “Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed.”

The amount was determined by: (a) obtaining management estimates of future revenues and operating profits associated with existing developmental projects, (b) projecting the cash flows and costs to completion of the underlying technologies and resultant products and (c) discounting these cash flows to their net present value.

Estimates of future revenues and expenses used to determine the value of in-process research and development were consistent with the historical trends in the industry and expected performance. The entire amount was charged to operations because related technologies had not reached technological feasibility and they had no alternative future use.

(5)	Long-term deferred tax liabilities arose as a result of the excess of the fair values of inventory and acquired intangible assets over their related tax basis. We had $434 million of U.S. federal and state deferred tax assets for which a full valuation allowance was established.

Allocation of Purchase Price to Us Pursuant to the Application of Push Down Accounting

The November 2000 transactions constituted a purchase transaction by New SAC of substantially all the operating assets and liabilities of Seagate Delaware. Under purchase accounting rules, the net purchase price has been allocated to the acquired assets and liabilities of Seagate Delaware and its subsidiaries based on their estimated fair values at the date of the November 2000 transactions. New SAC estimated the fair values, including in-process research and development. However, the estimated fair values of identifiable tangible and intangible assets and liabilities acquired from Seagate Delaware and its subsidiaries were greater than the amount paid, resulting in negative goodwill. The negative goodwill was allocated to the long-lived tangible and intangible assets, as well as in-process research and development. This includes amounts relating to Seagate Technology, on the basis of relative fair values. Subsequently, in the fourth quarter of fiscal year 2002, in accordance with SFAS 109 we reduced the net carrying value of the long-lived intangibles from $104 million to zero to reflect the recognition of tax benefits. See Note 5 of the audited consolidated and combined financial statements of Seagate Technology and its Predecessor.

In accordance with SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” the accounting for the purchase transaction has been “pushed down” from New SAC to our financial statements. Our condensed consolidated financial statements as of and for all periods subsequent to November 23, 2000 reflect the new basis in our assets and liabilities at that date, including the pushed down purchase accounting adjustments.

As a result of the November 2000 transactions and the push down accounting, our results of operations following the November 2000 transactions, particularly the depreciation and amortization charges, are not necessarily comparable to our predecessor’s results of operations prior to the November 2000 transactions. Depreciation charges following the November 2000 transactions are lower as a result of write-downs of our depreciable assets pursuant to purchase accounting rules. The favorable effect on results of operations from these lower charges will gradually decrease in future periods as our older assets become fully depreciated and new, higher-priced assets are acquired.

Current Trends Affecting Our Results of Operations

Industry Dynamics.    Our industry is characterized by several trends that have a material impact on our strategic planning, financial condition and results of operations. One key trend has been the decline in spending on information technology by enterprises and consumers as a result of the weakened global economy. The slowdown in enterprise expenditures is also a result of the extensive investments that many enterprises had already made in recent years before the global economic slowdown. Currently, demand for rigid disc drives in the enterprise sector is being adversely impacted as a result of the weakened economy and because enterprises have shifted their focus from making new equipment purchases to more efficiently using their existing information technology infrastructure through, among other things, adopting new storage architectures.

Simultaneously with this economic weakness, there has been continued consolidation and attrition among our competitors. For instance, in 2001 Maxtor merged with Quantum's rigid disc drive operations and IBM recently merged its rigid disc drive business with that of Hitachi. Also in 2001, Fujitsu ceased manufacturing rigid disc drives for the personal storage market. This consolidation among our competitors has contributed to shifts in market share as newly combined companies focus on integrating their operations and OEMs maintain diversity by shifting their purchasing allocations to new suppliers. Also, as manufacturers merge or exit the rigid disc drive industry, they frequently liquidate their excess inventory leading to competitive pressure which has resulted in even lower selling prices.

Consolidation is also occurring among our customers. For example, Compaq, our largest customer in 2001, merged with Hewlett-Packard in 2002. As a result of this trend, our customer base is increasingly concentrated among fewer OEMs, potentially providing them with increased pricing leverage. In the event that our sales to a combined entity are less than, or are on terms that are less favorable than, our sales to these customers when they were separate entities, our results of operations would suffer.

Historically, our industry has been characterized by continuous and significant advances in technology, which contributed to rapid product life cycles, the importance of being first to market with new products and the difficulty in recovering research and development expenses. However, based upon the recent pace of new product introductions, we believe that our industry is entering a period in which the rate of increases in areal density will be lower than the rate of the last several years. The slowing change in areal density contributes to:

•	the increased importance of successfully executing product transitions, as factors such as quality, reliability and manufacturing yields become of increasing competitive importance; and

•	increasing average price erosion, as product life cycles are lengthened and the ability of rigid disc drive producers to introduce new products at higher prices is limited.

Seagate Dynamics.    During the past several years we have restructured our operations to reduce our costs and improve our manufacturing efficiency and flexibility. Since 1998, we and our predecessor have implemented restructuring plans that have resulted in total net charges of approximately $361 million, the closing of 14 facilities and a reduction in headcount of approximately 40,000 employees. Through our Factory of the Future initiative, we have increased the use of automation in our manufacturing operations. We believe that these changes in our operations have added to our manufacturing flexibility allowing us to improve our responsiveness to customers and take advantage of unforecasted sales opportunities to deliver products on short notice. Additionally, we have substantially improved our gross margin due to these ongoing cost savings from our restructuring activities and our programs to implement operating efficiencies. We have further benefited from reductions in depreciation expense resulting from write-downs to the fair market value of our depreciable assets in connection with the November 2000 transactions. The favorable effects on results of operations from these lower depreciation charges in connection with the write-down will gradually decrease in future periods as our older assets become fully depreciated and new, higher-priced assets are acquired and recorded at cost. We believe our reduced cost structure and improved manufacturing efficiency provides us with greater flexibility to address changing market conditions.

We maintain a highly integrated approach to our business by designing and manufacturing components we view as critical to our products, such as read/write heads and recording media. We believe that our control of these key technologies, combined with our innovations in manufacturing, enable us to achieve product performance and time-to-market leadership. This leadership position has enabled us to leverage our investments in research and development. Although we believe that we derive an important competitive advantage as a result of this strategy, it results in higher fixed costs, which may adversely affect our financial performance in periods of declining demand. This approach also increases the importance of realizing and maintaining substantial market share in the markets in which we compete, allowing us to spread our technology investments across a high unit volume of products.

The slowing rate of increase of areal density has increased the importance of our successful execution of new product transitions and of competitive factors such as quality, reliability and our manufacturing yield. We recently completed our transition to the 80 gigabyte per disc platform for our desktop products and our improved manufacturing yields from these products have contributed to our recent financial performance. We also have begun limited revenue shipments of our first notebook products, the Momentus disc drives, which address a segment of the notebook computer market. Although we are shipping notebook drives to OEMs, we currently have not completed qualification programs with a number of OEMs which are material to the success of these products.

Because we use a fiscal year instead of a calendar year, it is necessary every four to five years to realign our fiscal quarter-ends with calendar quarter-ends. As a result, fiscal year 2004 will have 53 weeks and our first quarter of the year will have 14 weeks, ending on October 3, 2003. We do not expect the additional week in the first fiscal quarter to have a material impact on our operating results, as compared to what we would have expected during a 13-week quarter.

Based on the information available to us as of the date of this prospectus and assuming a historically normal seasonal improvement in demand, for the quarter ending October 3, 2003, we expect revenues to be in the range of $1.60 billion to $1.64 billion and diluted earnings per share to be in the range of $0.33 to $0.37. Our outlook for revenue and earnings per share for fiscal year 2004 has a higher degree of uncertainty than the outlook for the quarter ending October 3, 2003 due to the long-term nature of the forecast and potential changes in general economic and industry conditions. Based on current conditions, we are targeting and believe we can attain revenue of about $7.0 billion and diluted earnings per share of about $1.55, representing a 14% increase in earnings over the just completed fiscal year. Key assumptions in these earnings estimates are an annual tax rate of 3% to 5%, with some variation in the rate quarter to quarter, and an average outstanding share count of 490 million for the diluted earnings per share calculation for both the quarter ending October 3, 2003 and the fiscal year 2004. The share count estimate was calculated using the share price as of July 15, 2003. The foregoing are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As noted above, these forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks include, among others, risks related to price and product competition in our industry, customer demand for our products, the development and introduction of new products, the impact of technological advances, risks related to our intellectual property, general market conditions and the factors discussed in the “Risk Factors” section of this prospectus. These forward-looking statements are made as of the date of this prospectus and should not be relied upon as representing our views as of any subsequent date and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Disposition of Assets

Sale of XIOtech Corporation.    On November 4, 2002, we sold XIOtech to New SAC. New SAC in turn sold 51% of XIOtech to a third party in a transaction in which XIOtech also sold newly issued shares to this third party. As a result, New SAC has retained an interest of less than 20% of XIOtech.

In consideration of our sale of XIOtech to New SAC, we received a $32 million promissory note from New SAC. The amount of this promissory note was equal to the estimated fair value of XIOtech as of the date of the sale, net of intercompany indebtedness. Immediately after the sale of XIOtech to New SAC, we made an in-kind pro rata distribution of the entire promissory note to our existing shareholders, including New SAC, which at the time owned approximately 99.4% of our outstanding shares. That portion of the promissory note distributed back to New SAC was cancelled, and New SAC immediately paid off the remaining 0.6% of the promissory note held by our minority shareholders. As a result of our sale of XIOtech we no longer consolidated XIOtech’s operations with our operations subsequent to November 4, 2002. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Because New SAC at the time owned approximately 99.4% of our outstanding shares, our sale of XIOtech to New SAC was recorded as a distribution of an amount equal to the net book value of XIOtech rather than as a sale for the fair value of the promissory note. As of November 4, 2002, the net book value of XIOtech was approximately $1 million.

Repair and Warranty Services Agreement.    On October 28, 2002, we closed the sale of our product repair and servicing facility in Reynosa, Mexico and certain related equipment and inventory to a wholly owned subsidiary of Jabil Circuit, Inc. After the sale, Jabil became our primary source provider of warranty repair services for a multi-year period at costs defined in a long-term services agreement. During the term of this services agreement, we will be dependent upon Jabil to effectively manage warranty repair related costs and activities.

The arrangement with Jabil is comprised of various elements, including the sale of the facility, equipment and inventory, our obligations under the services agreement and potential reimbursements by us to Jabil. Because the fair values of each of these elements have not been separately established, and because we will repurchase the inventory sold to Jabil, the $10 million excess of the sale prices assigned to the various elements of the arrangements with Jabil over their respective carrying values will be offset against cost of revenue as a reduction to warranty expense over the period of the long-term services agreement. Of the $10 million excess, $5 million was utilized in the quarter ended December 27, 2002 to offset an immediate repair cost increase, and the remaining $5 million is being utilized over the remaining period of the long-term services agreement.

Stock Compensation Expense

In connection with certain options granted during the six months ended December 27, 2002, we recorded deferred stock compensation aggregating $10.7 million, representing the difference between the exercise price and the deemed fair value of our common shares on the dates such options were granted. This deferred stock compensation is being amortized over the vesting periods of the underlying stock options of 48 months. Through March 28, 2003, we have amortized approximately $2 million of such compensation expense.

Consummation of Initial Public Offering

On December 13, 2002, we completed the initial public offering of 72,500,000 of our common shares, 24,000,000 of which were sold by us and 48,500,000 of which were sold by New SAC, our parent company, as selling shareholder, at a price of $12 per share. We received proceeds from our sale of the 24,000,000 newly issued common shares of approximately $270 million after deducting underwriting fees, discounts and commissions. Immediately prior to the closing of our initial public offering, we paid a return of capital distribution of $262 million, or $0.65 per share, to the holders of our then-outstanding shares, including New SAC. We also paid a lump sum of approximately $12 million to members of our sponsor group in exchange for the discontinuation of an annual monitoring fee of $2 million. This payment was charged to marketing and administrative expense during the quarter ended December 27, 2002.

New SAC received proceeds of approximately $557 million from the sale of 48,500,000 common shares in our initial public offering, after deducting underwriting discounts and commissions. New SAC distributed these net proceeds, together with the proceeds from the distribution described above, to holders of its preferred and ordinary shares. As a result of the distribution to New SAC’s preferred shareholders, our wholly-owned subsidiary, Seagate Technology HDD Holdings, became obligated to make payments of approximately $147 million to the participants in its deferred compensation plan. These payments were made following the closing of our initial public offering, and as a consequence there are no longer any outstanding obligations under that deferred compensation plan.

Results of Operations

We list in the tables below the historical consolidated and combined statements of operations in dollars and as a percentage of revenue for the periods indicated.

	Predecessor		Seagate Technology
	Fiscal Year Ended June 30, 2000	July 1, 2000 to Nov. 22, 2000	Nov. 23, 2000 to June 29, 2001	Fiscal Year Ended June 28, 2002	Quarter Ended		Nine Months Ended
					March 29, 2002	March 28, 2003	March 29, 2002	March 28, 2003
	(in millions)
Revenue	$6,073	$2,310	$3,656	$6,087	$1,691	$1,620	$4,614	$4,933
Cost of revenue	4,822	2,035	2,924	4,494	1,180	1,186	3,368	3,634

Gross margin	1,251	275	732	1,593	511	434	1,246	1,299

Product development	664	409	388	698	177	167	492	496
Marketing and administrative	464	450	288	498	97	85	302	276
Amortization of intangibles	33	20	12	19	5	—	15	—
In-process research and development	105	—	52	—	—	—	—	—
Restructuring	206	19	66	4	4	—	4	7
Unusual items	64	—	—	—	—	—	—	—

Income (loss) from operations	(285)	(623)	(74)	374	228	182	433	520
Other income (expense), net	926	5	(27)	(135)	(14)	(2)	(30)	(25)

Income (loss) before income taxes	641	(618)	(101)	239	214	180	403	495
Provision for (benefit from) income taxes	275	(206)	9	86	21	6	52	14

Net income (loss)	$366	$(412)	$(110)	$153	$193	$174	$351	$481

	Predecessor		Seagate Technology
	Fiscal Year Ended June 30, 2000	July 1, 2000 to Nov. 22, 2000	Nov. 23, 2000 to June 29, 2001	Fiscal Year Ended June 28, 2002	Quarter Ended		Nine Months Ended
					March 29, 2002	March 28, 2003	March 29, 2002	March 28, 2003
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	79	88	80	74	70	73	73	74

Gross margin	21	12	20	26	30	27	27	26

Product development	11	18	11	12	10	11	11	10
Marketing and administrative	8	19	8	8	6	5	7	6
Amortization of intangibles	1	1	—	—	—	—	—	—
In-process research and development	2	—	1	—	—	—	—	—
Restructuring	3	1	2	—	—	—	—	—
Unusual items	1	—	—	—	—	—	—	—

Income (loss) from operations	(5)	(27)	(2)	6	14	11	9	10
Other income (expense), net	15	—	(1)	(2)	(1)	—	—	—

Income (loss) before income taxes	10	(27)	(3)	4	13	11	9	10
Provision for (benefit from) income taxes	4	(9)	—	1	1	—	1	—

Net income (loss)	6%	(18)%	(3)%	3%	12%	11%	8%	10%

Charges recorded in the historical financial statements of us and our predecessor, including charges related to the November 2000 transactions, have been significant and impact the comparability of the results of operations of us and our predecessor for the periods presented and will impact the comparability of results for future periods. For a description of these charges, see “Selected Historical Consolidated Financial Information” and the notes thereto.

In the discussions of “Fiscal Year 2002 Results of Operations,” “Fiscal Year 2001 Results of Operations” and “Fiscal Year 2000 Results of Operations” set forth below, we refer to the revenue and cost of revenue data for fiscal year 2001 as “pro forma” for comparative purposes. The pro forma revenue and cost of revenue data give effect to the November 2000 transactions as if they had occurred on July 1, 2000. Pro forma revenue for fiscal year 2001 is the sum of the historical revenue of our predecessor for the period from July 1, 2000 through November 22, 2000 and our historical revenue for the period from November 23, 2000 through June 29, 2001. Pro forma cost of revenue for fiscal year 2001 is the sum of the historical cost of revenue of our predecessor for the period from July 1, 2000 through November 22, 2000 and our historical cost of revenue for the period from November 23, 2000 through June 29, 2001, as adjusted for:

•	the elimination of the $265 million compensation charge recorded as a result of the acceleration and net exercise of Seagate Delaware stock options held by employees of Seagate Technology at November 22, 2000;

•	the reduction of depreciation expense by $107 million due to new, lower accounting basis in property, equipment and leasehold improvements; and

•	the elimination of the adverse impact of $131 million related to the sale of higher cost inventories that were written up to fair value at the close of the November 2000 transactions.

Three Months Ended March 28, 2003 Compared to Three Months Ended March 29, 2002 and Three Months Ended December 27, 2002 and Nine Months Ended March 28, 2003 Compared to Nine Months Ended March 29, 2002

Revenue.    Revenue for the quarter ended March 28, 2003 was $1.620 billion, down 4% from $1.691 billion in the quarter ended March 29, 2002, and down 7% from $1.734 billion from the quarter ended December 27, 2002. Revenue for the nine months ended March 28, 2003 was $4.933 billion, up 7% from $4.614 billion in the nine months ended March 29, 2002. Our overall average unit sales price for our rigid disc drive products was $97 for the quarter ended March 28, 2003, down 13% from $111 in the quarter ended March 29, 2002, and up 3% from $94 in the quarter ended December 27, 2002.

The decrease in revenue from the quarter ended March 29, 2002 was primarily attributable to price erosion, partially offset by an increase in rigid disc drive shipments from 15 million units in the quarter ended March 29, 2002 to 16.6 million units in the quarter ended March 28, 2003. The decrease in revenue from the quarter ended December 27, 2002 was primarily attributable to a decrease in rigid disc drive shipments from 18.3 million units in the quarter ended December 27, 2002 to 16.6 million units in the quarter ended March 28, 2003, as well as price erosion. This decrease was partially offset by a shift in mix to our higher-priced enterprise storage products. The increase in revenue from the nine months ended March 29, 2002 was primarily attributable to an increase in rigid disc drive shipments from 40.4 million units in the nine months ended March 29, 2002 to 51.6 million units in the nine months ended March 28, 2003.

Overall demand for disc drives continued to hold firm in the quarter ended March 28, 2003 as demand for desktop and consumer electronic drives were in line with our expectations. Although the total available market for enterprise drives was seasonally down, demand for our enterprise drives was in line with our expectations, and we believe we grew enterprise market share during this quarter.

Cost of Revenue.    Cost of revenue for the quarter ended March 28, 2003 was $1.186 billion, up 1% from $1.180 billion in the quarter ended March 29, 2002, and down 4% from $1.241 billion in the quarter ended December 27, 2002. Gross margin as a percentage of revenue for the quarter ended March 28, 2003 was 27% as compared with 30% for the quarter ended March 29, 2002, and 28% for the quarter ended December 27, 2002. The decrease in gross margin as a percentage of revenue from the quarter ended December 27, 2002 was due to a return to a more normal pricing environment, increased costs associated with ramping production of the new products and lower overall total volume. The decrease in gross margin as a percentage of revenue from the quarter ended March 29, 2002 was primarily due to price erosion and a return to a more normal mix of product between personal storage and enterprise storage resulting in a higher mix of our personal storage products, which generally have lower gross margins than our enterprise storage products. The product mix in the quarter ended March 29, 2002 was more heavily weighted toward enterprise products due to favorable execution versus our competitors. Cost of revenue for the nine months ended March 28, 2003 was $3.634 billion, up 8% from $3.368 billion in the nine months ended March 29, 2002. Gross margin as a percentage of revenue for the nine months ended March 28, 2003 was 26% as compared with 27% for the nine months ended March 29, 2002.

Product Development Expenses.    Product development expenses decreased by $10 million, or 6%, for the quarter ended March 28, 2003 when compared with the quarter ended March 29, 2002, and decreased by $2 million, or 1%, when compared with the quarter ended December 27, 2002. The decrease in product development expenses from the quarter ended March 29, 2002 was primarily due to decreases of $7 million in materials and tooling costs and $5 million in information technology expense partially offset by an increase of $5 million in depreciation expense. The decrease in product development expenses from the quarter ended December 27, 2002 was primarily due to decreases of $5 million in materials and tooling costs and $1 million in outside services partially offset by an increase of $4 million in salaries and related costs. Product development expenses increased by $4 million, or 1%, for the nine months ended March 28, 2003 when compared with the nine months ended March 29, 2002. The increase in product development expenses from the nine months ended March 29, 2002 was primarily due to expenses related to the opening of our new research facility in Pittsburgh, Pennsylvania, which included employee, equipment and occupancy costs as well as several new product introductions and our development efforts in smaller than 3.5-inch form factor rigid disc drives.

Marketing and Administrative Expenses.    Marketing and administrative expenses decreased by $12 million, or 12%, for the quarter ended March 28, 2003 when compared with the quarter ended March 29, 2002, and decreased by $20 million, or 19%, when compared with the quarter ended December 27, 2002. The decrease in marketing and administrative expenses from the quarter ended March 29, 2002 was primarily due to marketing and administrative expenses incurred in the quarter ended March 29, 2002 related to the XIOtech business, which was sold by us in the quarter ended December 27, 2002. The decrease in marketing and administrative expense from the quarter ended December 27, 2002 was primarily due to decreases of $4 million in marketing and administrative expenses related to the XIOtech business and $14 million in outside services, of which $12 million related to the payment in the quarter ended December 27, 2002 to certain New SAC investors in exchange for the discontinuation of an annual monitoring fee. Marketing and administrative expenses decreased by $26 million, or 9%, for the nine months ended March 28, 2003 when compared with the nine months ended March 29, 2002. The decrease in marketing and administrative expenses from the nine months ended March 29, 2002 was primarily due to decreases of $33 million in marketing and administrative expenses related to the XIOtech business and $19 million in the provision for bad debts. These decreases were partially offset by increases of $10 million in information technology expense, $15 million in salaries and related costs and $6 million in depreciation expense.

Restructuring.    During the nine months ended March 28, 2003, we recorded a $17 million restructuring charge. We also reduced a restructuring accrual previously recorded by our predecessor in fiscal year 1998 by $10 million due to a change in estimated lease obligations. These combined actions resulted in a net restructuring charge of $7 million for the nine months ended March 28, 2003. The $17 million restructuring charge was a result of a restructuring plan, which we refer to as the fiscal year 2003 restructuring plan, established to continue the alignment of our global workforce and manufacturing capacity with existing and anticipated future market requirements, primarily in our Far East operations. The restructuring charge was comprised of employee termination costs relating to a reduction in our workforce of approximately 3,750 employees, 1,955 of whom had been terminated as of March 28, 2003. We estimate that after completion of the restructuring activities contemplated by the fiscal year 2003 restructuring plan, annual salary expense will be reduced by approximately $17 million. We expect the fiscal year 2003 restructuring plan to have been substantially completed by the end of our fiscal year 2003.

Net Other Income (Expense).    Net other expense decreased $12 million, or 86%, for the quarter ended March 28, 2003 when compared with the quarter ended March 29, 2002, and decreased $15 million, or 88%, when compared with the immediately preceding quarter ended December 27, 2002. The decrease in net other expense from the quarter ended March 29, 2002 was primarily due to decreases of $7 million in interest as a result of lower outstanding debt because of our debt refinancing and net gains of $5 million on the sale of fixed assets. The decrease in net other expense from the quarter ended December 27, 2002 was primarily due to an $8 million write-down of our investment in a private company in the quarter ended December 27, 2002 and net gains of $5 million on the sale of fixed assets in the quarter ended March 28, 2003. Net other expense decreased $5 million, or 17%, for the nine months ended March 28, 2003 when compared with the nine months ended March 29, 2002. The decrease in net other expense from the nine months ended March 28, 2003 was primarily due to a decrease of $25 million in interest expense as a result of lower outstanding debt because of our debt refinancing partially offset by an $8 million write-down of our investment in a private company and a decrease in interest income of $9 million resulting from lower average interest rates and a lower balance in our interest bearing accounts.

Income Taxes.    We are a foreign holding company incorporated in the Cayman Islands with foreign and U.S. subsidiaries that operate in multiple taxing jurisdictions. As a result, our worldwide operating income is either subject to varying rates of tax or exempt from tax due to tax holidays that we operate under in China, Malaysia, Singapore and Thailand. These tax holidays are scheduled to expire in whole or in part at various dates through 2010 and served to reduce our effective tax rate in the three months ended March 28, 2003 and March 29, 2002 from a notional rate of 35% to an actual rate of approximately 8% and 10%, respectively. For the nine months ended March 28, 2003 and March 29, 2002, these tax holidays reduced our effective tax rate from a notional rate of 35% to an actual rate of approximately 8% and 13%, respectively. The effective tax rate for the three months and nine months ended March 28, 2003 was further reduced to approximately 3%, primarily due to the realization of U.S. net operating loss carryforwards and other deferred tax assets that had been previously subject to a valuation allowance.

We have recorded net deferred tax assets of $74 million, the realization of which is dependent on our ability to generate sufficient U.S. taxable income in fiscal years 2003, 2004 and 2005. Although realization is not assured, our management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent quarters, when we reevaluate the underlying basis for our estimates of future U.S. taxable income.

We anticipate that our effective tax rate will approximate 3% in the fourth quarter of fiscal year 2003. However, our effective tax rate may increase or decrease to the extent we record adjustments to our valuation allowance for deferred tax assets.

On July 31, 2001, Seagate Delaware and the Internal Revenue Service filed a settlement stipulation with the United States Tax Court in complete settlement of the remaining disputed tax matter reflected in the statutory notice of deficiency dated June 12, 1998. The settlement stipulation is expressly contingent upon Seagate Delaware and the Internal Revenue Service entering into a closing agreement in connection with certain tax matters arising in all or some part of the open tax years of Seagate Delaware and New SAC. The settlement remains before the Joint Committee on Taxation for review. The parties are in the process of incorporating comments from the Joint Committee on Taxation into the parties’ settlement agreements. The settlement and the anticipated execution of the closing agreement(s) will not result in an additional provision for income taxes.

As of March 28, 2003 and March 29, 2002, accrued income taxes include $125 million for tax indemnification amounts due to VERITAS Software Corporation pursuant to the Indemnification Agreement between Seagate Delaware, Suez Acquisition Company and VERITAS Software Corporation. The tax indemnification amount was recorded by us in connection with the purchase of the operating assets of Seagate Delaware and represents U.S. tax liabilities previously accrued by Seagate Delaware for periods prior to the acquisition date of the operating assets. Certain of Seagate Delaware’s federal and state tax returns are under examination by tax authorities. We believe that the $125 million tax indemnification amount is adequate to cover any final assessments that may result from these examinations. The timing of the settlement of these examinations is uncertain. To the extent the settlement of these examinations results in tax liabilities that are less than the $125 million indemnification amount, the difference will be recorded as an income tax benefit and may significantly affect our effective tax rate for the period in which the settlement occurs.

Certain of our foreign tax returns for various fiscal years are under examination by taxing authorities. We believe that adequate amounts of tax have been provided for any final assessment that may result from these examinations.

Fiscal Year 2002 Results of Operations

Revenue.    Revenue in fiscal year 2002 was $6.087 billion, up 2% from $5.966 billion in pro forma fiscal year 2001. The increase in revenue was primarily due to improved unit sales volume and product mix that was substantially offset by price erosion. Our unit shipments increased from 43 million units in pro forma fiscal year 2001 to 55 million units in fiscal year 2002. This increase was primarily caused by market share gains driven by increased unit shipments of personal storage and enterprise storage rigid disc drive products to OEMs and continued growth in the rigid disc drive market for consumer electronics such as Microsoft’s Xbox. We attribute these gains in market share primarily to the market acceptance of our 40 gigabyte personal storage disc drives and our 73 gigabyte enterprise storage disc drive, each of which achieved volume production in the beginning of fiscal year 2002. In addition, we gained a higher share of some of our OEM customers’ rigid disc drive purchases due to favorable execution versus our competitors and due to industry consolidation. Our strategy to implement operational efficiencies has increased our manufacturing flexibility and in fiscal year 2002 this enabled us to take advantage of unforecasted customer demand and deliver products on short notice.

Our overall average unit sales price for our rigid disc drive products was $118, $109, $111 and $100 for the first, second, third and fourth quarters of fiscal year 2002, respectively. Average price erosion from pro forma fiscal year 2001 to fiscal year 2002 was approximately 20%. Price erosion during the period was driven primarily by the introduction of new, higher storage capacity products. Due to the achievement of higher areal densities, these new products require fewer discs and read/write heads and therefore cost less to produce. Since they cost less to produce, these products can be priced lower than would otherwise be possible and, as a result, drive down prices of older generation products. Competition also contributed to price erosion during this period. The pricing environment during the fourth quarter of fiscal year 2002 was extremely aggressive; a condition that was exacerbated by competitors exiting the industry and liquidating their excess inventory. Price competition in our industry has historically been intense even during periods when demand for rigid disc drives is stable, and we expect intense price competition to continue for the foreseeable future. To remain competitive, it will be necessary for us to continue to reduce our prices. We expect a continuation of the aggressive pricing environment as industry participants respond to current economic conditions, a decline in global information technology spending and more efficient utilization of enterprise-wide storage capacity by end-users of storage products.

During fiscal year 2002, we continued to maintain various sales programs aimed at increasing customer demand. We exercise a considerable degree of judgment in formulating the underlying estimates related to distributor inventory levels, sales program participation and customer claims submittals in determining the provision for such programs. During fiscal year 2002, the total provision for sales programs recorded as contra-revenue was approximately 4% of total revenue, compared to 3% of total revenue over each of the two previous fiscal years. The increase in sales program expenses during fiscal year 2002 was due primarily to the higher cost of price protection programs, which are based on estimates of distributor inventory levels and current and future price erosion rates. As price erosion rates in the rigid disc drive industry escalated during the fourth quarter of fiscal year 2002, the cost of price protection programs increased accordingly. Furthermore, in the third quarter of fiscal year 2002, our North American distribution customers transitioned from a consignment model, where the inventory is owned by us until it is sold by the distributor, to a sell-in model, where the inventory is owned by the distributor. During fiscal year 2002, this transition resulted in a one-time increase in total revenue, operating income and net income of approximately 1%, 3% and 7%, respectively. In the third quarter of fiscal year 2002, this transition resulted in a one-time increase in total revenue, operating income and net income of approximately 4%, 9% and 9%, respectively. Because our North American distributors have transitioned to the sell-in model, the cost of our price protection programs may trend higher in future periods. Historically, actual sales program costs have approximated the estimated cost of such programs recognized in our financial statements. Variances between actual and estimated costs of sales programs during each of the last three fiscal years have not been material due to our ongoing reviews of actual program expenses to ensure that accruals are continuously adjusted to approximate the actual costs of sales programs. Should actual sales program costs in any period differ significantly from estimated sales program costs either as a result of higher than expected rates of price erosion or otherwise, our future results of operations could be materially affected.

Cost of Revenue.    Cost of revenue for fiscal year 2002 was $4.494 billion, up 1% from $4.457 billion for pro forma fiscal year 2001. Gross margin as a percentage of revenue for fiscal year 2002 was 26% as compared with 25% for pro forma fiscal year 2001. As discussed in the paragraph above, we experienced significant price erosion during the period. This price erosion exerted substantial downward pressure on our gross margins. However, this downward pressure was more than offset by improved absorption of fixed costs from increased unit sales volume and a shift in mix to higher storage capacity products. It was also offset by ongoing cost savings as a result of our restructuring activities and our program to implement operational efficiencies. Our restructuring activities during these periods were comprised of workforce reductions, capacity reductions, including closure of facilities or portions of facilities, and the write-off of excess equipment, primarily in our Far East operations in Malaysia and Thailand. Our cost structure decreased as a result of reductions in our total number of manufacturing facilities and headcount. Pursuant to our strategy to implement operational efficiencies, we have increased the degree of automation in our manufacturing operations, closed facilities, reduced headcount and reconfigured our production lines to handle multiple products.

We exercise a considerable degree of judgment in formulating the underlying estimates used for product failure rates and trends, estimated repair costs and return rates. Actual warranty costs during fiscal year 2002 represented approximately 1% of total revenue. Warranty costs have trended down over the last few years even though shipment volumes have increased. These reductions are due to reduced warranty periods, better product quality and more efficient repair operations. Historically, actual warranty costs have approximated the estimated warranty costs recognized in our financial statements. Variances between actual and estimated warranty costs have not been material due to our ongoing reviews of return rates and repair costs to ensure that accruals are continuously adjusted to approximate actual warranty costs. Should actual warranty costs in any period differ significantly from estimated warranty costs, our future results of operations could be materially affected.

Operating Expenses.    Under the credit agreement governing our new senior secured credit facilities and the indenture governing our 8% senior notes, the restrictions on our ability to make payments under our deferred compensation plan were substantially reduced. In addition, on June 19, 2002, our board of directors accelerated vesting of all deferred compensation plan interests under the terms of the plan. As a result, it became probable that all of our obligations under the deferred compensation plan will be paid. Accordingly, all of the remaining obligations under the deferred compensation plan, totaling $147 million, were accrued during the fourth quarter of fiscal year 2002. Together with the $32 million payment we made to participants in the deferred compensation plan in May 2002, our total deferred compensation expense recorded in the fourth quarter of fiscal year 2002 was $179 million before related tax benefits. The income statement classification of the $179 million charge was as follows: Cost of revenue—$38 million; Product development expenses—$29 million; Marketing and administrative expenses—$112 million.

In fiscal year 2002, product development expenses were reduced by our restructuring activities, which resulted in a savings of $24 million in pre-production expenses, and by the consolidation of our rigid disc drive design centers, which resulted in a savings of $17 million. As discussed above, product development expenses and marketing and administrative expenses included deferred compensation expenses of $29 million and $112 million, respectively.

Non-Operating Expenses.    Net other expense includes $93 million of charges incurred as a result of our debt refinancing in the fourth quarter of fiscal year 2002. See “—Liquidity and Capital Resources—The 2002 Refinancing.” Interest income was lower in fiscal year 2002 as a result of lower average invested cash following the November 2000 transactions.

Income Taxes.    We recorded a provision for income taxes of $86 million for the fiscal year ended June 28, 2002. Our provision for income taxes differs from the provision for income taxes that would be derived by applying a notional 35% tax rate to income before income taxes primarily due to (i) the net effect of the tax benefit related to income generated from our manufacturing plants located in China, Malaysia, Singapore and Thailand that operate under tax holidays (scheduled to expire in whole or in part at various dates through 2010) and (ii) an increase in our valuation allowance for U.S. deferred tax assets.

As of June 28, 2002, we have recorded net deferred tax assets of $58 million, the realization of which is dependent on our ability to generate sufficient U.S. taxable income in fiscal year 2003. Although realization is not assured, management believes that it is more likely than not that these deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future U.S. domestic taxable income are reduced. We will review our forecasts of U.S. taxable income in each quarter of fiscal year 2003 to evaluate and record adjustments to our valuation allowance if required.

During the fiscal year ended June 28, 2002, we reduced our valuation allowance for deferred tax assets arising as a result of the November 2000 transactions to reflect the realization of acquired tax benefits in our U.S. income tax returns. The acquired tax benefits realized in our U.S. income tax returns exceeded the $104 million net carrying value of our long-lived intangible assets recorded in connection with the purchase of the operating assets of Seagate Delaware. In accordance with SFAS 109, we reduced our long-lived intangible assets acquired in the November 2000 transactions to zero. As a result of the adjustment to the long-lived intangible assets, we will have no future depreciation and amortization expense related to intangible assets acquired in the November 2000 transactions.

On July 31, 2001, Seagate Delaware and the Internal Revenue Service filed a settlement stipulation with the United States Tax Court in complete settlement of the remaining disputed tax matters reflected in the statutory notice of deficiency dated June 12, 1998. The settlement stipulation is expressly contingent upon Seagate Delaware and the Internal Revenue Service entering into a closing agreement in connection with certain tax matters arising in all or some part of the open tax years of Seagate Delaware and New SAC. The settlement remains before the Joint Committee on Taxation for review. The parties are in the process of incorporating comments from the Joint Committee on Taxation into the parties’ settlement agreements. The settlement and the anticipated execution of the closing agreements will not result in an additional provision for income taxes.

Certain of our U.S. federal and state tax returns and foreign tax returns for various fiscal years are under examination by taxing authorities. We believe that adequate amounts of tax have been provided for any final assessments that may result from these examinations.

As a result of the November 2000 transactions and the ensuing corporate structure, we now consist of a foreign parent holding company with various U.S. domestic and foreign affiliates. We do not expect to be subject to U.S. federal income taxes on dividends or other earnings distributions that we may receive from foreign subsidiaries. Dividend distributions by U.S. subsidiaries to Seagate Technology HDD Holdings may be subject to U.S. withholding taxes, if and when distributed. A substantial portion of our manufacturing operations located in the Far East currently operate free from tax under various tax holidays, which are scheduled to expire in whole or in part at various dates through 2010. Because of our foreign ownership structure and subject to potential future increases in our valuation allowance for U.S. deferred tax assets, we anticipate that our effective tax rate in future periods will generally be less than the U.S. federal statutory rate.

Fiscal Year 2001 Results of Operations

As a result of the closing of the November 2000 transactions, we initiated our operations on November 23, 2000. All results of operations prior to this date included in this prospectus are the results of operations of our predecessor, the rigid disc drive and storage area networks business of Seagate Delaware. The following discussion describes the results of operations of our predecessor for the period from July 1, 2000 through November 22, 2000 and our results of operations for the period from November 23, 2000 through June 29, 2001.

Period from July 1, 2000 to November 22, 2000.    During this period our predecessor’s ability to satisfy customer demand was constrained by a limited supply of certain electrical components from some of its external suppliers. This resulted in lower than expected revenues during this period and the shifting of unit shipments that were expected during this period into the subsequent period. As a result of the acceleration of stock options in connection with the November 2000 transactions, compensation charges were allocated to cost of revenue, product development expenses, and marketing and administrative expenses in the amounts of $265 million, $116 million and $185 million, respectively. Additionally, our predecessor incurred $77 million of marketing and administrative expenses related to administrative costs in connection with the November 2000 transactions. During this period, our predecessor recorded restructuring charges of $19 million to continue the alignment of its global workforce and manufacturing capacity with existing and anticipated future market requirements and net losses of $32 million relative to certain of its investments in equity securities.

Seagate Delaware recorded a benefit from income taxes of $206 million in this period. The recorded benefit from income taxes differs from the benefit from income taxes that would be derived by applying the U.S. federal statutory rate to the loss before income taxes primarily due to losses recorded in connection with the sale by Seagate Delaware of its operating assets located in the Far East that were not deductible for U.S. tax purposes and the write-off of deferred tax assets that could not be recognized in the U.S. federal and state tax returns of our predecessor for the taxable period ended November 22, 2000.

As of November 22, 2000, our predecessor’s foreign manufacturing subsidiaries had approximately $3.050 billion of undistributed foreign earnings of which approximately $1.722 billion were considered permanently reinvested offshore. In connection with the sale of the operating assets of Seagate Delaware, approximately $1.650 billion of the unremitted foreign earnings were deemed to be distributed for U.S. tax purposes to the U.S. parent. Seagate Delaware had previously recorded deferred income tax liabilities of approximately $542 million for its foreign earnings not considered permanently reinvested offshore. The deferred tax liabilities were eliminated because the remaining unremitted earnings of our predecessor’s foreign subsidiaries will not be subject to U.S. corporate level tax if remitted to us.

Period from November 23, 2000 to June 29, 2001.    During this period, and particularly in the quarter ended June 29, 2001, our revenue was negatively affected by an overall decline in demand for storage products due to reductions in global information technology spending partially offset by the abatement of supply constraints with respect to certain electrical components. Our gross margins were positively impacted by lower charges to cost of revenue for depreciation of approximately $140 million resulting from write-downs to fair value of our depreciable assets in connection with the November 2000 transactions. Our gross margins were negatively impacted as a result of a $131 million write-up of inventories to fair value pursuant to purchase accounting rules and the subsequent sale of that inventory during the period. At the time of the closing of the November 2000 transactions, we incurred marketing and administrative expenses of $40 million as a result of management and advisory fees paid to selected members of our sponsor group and we recorded a $52 million charge to operations for in-process research and development. We recorded additional restructuring charges of $66 million to continue the alignment of our global workforce and manufacturing capacity with existing and anticipated future market requirements. In connection with the November 2000 transactions, our cash balances declined resulting in a lower level of interest income in this period and our predecessor repaid its long-term debt and we incurred new debt at higher interest rates resulting in a subsequently higher level of interest expense.

We recorded a $9 million provision for income taxes for the period from November 23, 2000 to June 29, 2001. The $9 million provision for income taxes differs from the benefit from income taxes that would be derived by applying a notional 35% tax rate to the loss before income taxes primarily due to the net effect of non-deductible charges related to the acquisition of the operating assets of Seagate Delaware, an increase in our allowance for U.S. deferred tax assets of certain subsidiaries, and income generated from our manufacturing plants located in China, Malaysia, Singapore and Thailand that operate under tax holidays (scheduled to expire in whole or in part at various dates through 2010).

Fiscal Year 2000 Results of Operations

Revenue.    Revenue in fiscal year 2000 was $6.073 billion, 2% higher than $5.966 billion in pro forma fiscal year 2001. The decline in revenue from fiscal year 2000 to pro forma fiscal year 2001 was primarily due to price erosion, which was partially offset by higher unit sales volumes particularly in the first and second quarters of pro forma fiscal year 2001. Unit shipments increased from 41 million units in fiscal year 2000 to 43 million units in pro forma fiscal year 2001. This was lower than historical unit growth rates and was due to the declining demand for information technology products in both the personal storage and enterprise sectors of the market. Revenue and the number of units sold declined 15% and 16%, respectively, in the fourth quarter of pro forma fiscal year 2001 as compared with the third quarter of pro forma fiscal year 2001. Overall average unit sales price on rigid disc drive products was $140, $149, $127, and $125 for the four quarters of pro forma fiscal year 2001, respectively. Average price erosion from fiscal year 2000 to pro forma fiscal year 2001 was approximately 8%, which is less than previously experienced in our business, due to industry-wide component supply constraints during the first half of the fiscal year and the successful transitioning of customers to higher priced 15,000 revolutions per minute enterprise disc drives.

Cost of Revenue.    Cost of revenue for fiscal year 2000 was $4.822 billion, 8% higher than $4.457 billion for pro forma fiscal year 2001. Gross margin as a percentage of revenue for fiscal year 2000 was 21%, compared with 25% for pro forma fiscal year 2001. The increase in gross margin as a percentage of revenue from fiscal year 2000 to pro forma fiscal year 2001 was primarily due to lower depreciation charges in cost of revenue in pro forma fiscal year 2001 as a result of write-downs to fair value of our depreciable assets in connection with the November 2000 transactions, as well as our ongoing cost savings as a result of our restructuring activities and our program to implement operational efficiencies. Our and our predecessor’s restructuring activities during these periods were comprised of workforce reductions, capacity reductions, including closures of facilities or portions of facilities, and the write-off of excess equipment, primarily in our Far East operations in Malaysia and Thailand.

Operating Expenses.    During fiscal year 2000, our predecessor relocated certain of our manufacturing operations, which had historically shared costs with design centers in the same location, to offshore locations. As part of this relocation, employees and assets that previously had been associated with manufacturing engineering were redeployed to design engineering to help drive faster product launches. This contributed to product development expense increases with respect to salaries and related costs and depreciation expense during fiscal year 2000. Marketing and administrative expenses for fiscal year 2000 included a $40 million compensation charge related to the Seagate Software Holdings, Inc. reorganization. Amortization of goodwill and other intangibles increased in fiscal year 2000 due to additional amortization related to goodwill and intangibles arising from the acquisition of XIOtech Corporation in January 2000.

In fiscal year 2000, our predecessor recorded total restructuring charges of $216 million, offset by $2 million of reversals of amounts recorded in the same period, $5 million of restructuring accruals recorded in fiscal year 1999 and $3 million of restructuring accruals recorded in fiscal year 1998, resulting in a net restructuring charge of $206 million. The $206 million restructuring charge was a result of a restructuring plan established to align the global workforce and manufacturing capacity with existing and anticipated future market requirements and was necessitated by improved productivity and operating efficiencies. We refer to this plan as the fiscal year 2000 restructuring plan. These actions included:

•	workforce reductions;

•	capacity reductions, including closure of facilities or portions of facilities;

•	write-off of excess equipment; and

•	consolidation of operations in recording media operations, disc drive assembly and test facilities, printed circuit board assembly manufacturing facilities, recording head operations, customer service operations, sales and marketing activities and research and development activities.

In connection with the fiscal year 2000 restructuring plan, our predecessor planned to reduce our workforce by approximately 23,000 employees primarily in manufacturing. All of these employees had been terminated as of March 29, 2002. As a result of employee terminations and the write-off of equipment and facilities in connection with the restructuring charges recorded during fiscal year 2000 related to the fiscal year 2000 restructuring plan, we estimate that after the completion of these restructuring activities, annual salary and depreciation expense have been reduced by approximately $151 million and $48 million, respectively. The implementation of the fiscal year 2000 restructuring plan was substantially complete as of December 29, 2000. Unusual items in fiscal year 2000 consisted of a $64 million charge related to various legal settlements.

Non-Operating Expenses.    Net other income in fiscal year 2000 included a gain on the sale of portions of our predecessor’s investment in SanDisk of $679 million as well as gains totaling $199 million on the exchange of their investments in the equity securities of Dragon Systems, Inc. for those of LHSP, on the exchange of their investments in the equity securities of CVC for those of Veeco Instruments and on the exchange of their investments in the equity securities of iCompression for those of Globespan.

Income Taxes.    Our predecessor recorded a provision for income taxes of $275 million for fiscal year 2000 and its effective tax rate was 43%. The effective tax rate used to record the provision for income taxes for fiscal year 2000 differed from the U.S. federal statutory rate primarily due to in-process research and development expenses that were not deductible for tax purposes, partially offset by the benefit related to research and development tax credits.

Our predecessor provided for income taxes at the U.S. federal statutory rate of 35% on substantially all of our current year foreign earnings for fiscal year 2000. A substantial portion of our Far East manufacturing operations at plant locations in China, Malaysia, Singapore and Thailand operate under various tax holidays, which expire in whole or in part at various dates through 2010. The tax holidays had no impact on net income in fiscal year 2000. Cumulative undistributed earnings of our Far East subsidiaries for which no income taxes were provided aggregated approximately $1.631 billion at June 30, 2000. These earnings were considered to be permanently invested in non-U.S. operations. Additional U.S. federal and state taxes of approximately $584 million would have had to have been provided if these earnings had been repatriated to the United States in fiscal year 2000.

Quarterly Financial Results

The following tables present the unaudited quarterly results of operations for us and for our predecessor in dollars and as a percentage of revenue for the periods indicated through the quarter ended March 28, 2003. The information for each of these periods is unaudited and has been prepared on the same basis as the audited consolidated and combined financial statements of us and our predecessor included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the consolidated and combined financial statements and the notes thereto included elsewhere in this prospectus. These operating results are not indicative of the expected results of any future period.

	Predecessor		Seagate Technology
	Quarter Ended Sep. 29, 2000	Sep. 30, 2000 to Nov. 22, 2000	Nov. 23, 2000 to Dec. 29, 2000	Quarter Ended
				Mar. 30, 2001	June 29, 2001	Sep. 28, 2001	Dec. 28, 2001	Mar. 29, 2002	June 28, 2002	Sep. 27, 2002	Dec. 27, 2002	Mar. 28, 2003
	(in millions)
Revenue	$1,677	$633	$974	$1,468	$1,214	$1,294	$1,629	$1,691	$1,473	$1,579	$1,734	$1,620
Cost of revenue	1,298	737	862	1,102	961	996	1,192	1,180	1,125	1,207	1,241	1,186

Gross margin	379	(104)	112	366	253	298	437	511	348	372	493	434

Product development	183	226	69	162	157	151	164	177	206	160	169	167
Marketing and administrative	121	329	94	122	72	96	109	97	196	86	105	85
Amortization of intangibles	12	8	4	3	5	5	5	5	5	—	—	—
In-process research and development (a)	—	—	52	—	—	—	—	—	—	—	—	—
Restructuring costs (b)	19	—	—	54	12	—	—	4	—	7	—	—

Income (loss) from operations (c)	44	(667)	(107)	25	7	46	159	228	(59)	119	219	182
Other income (expense), net (d)	144	(139)	(16)	(8)	(3)	(6)	(10)	(14)	(105)	(6)	(17)	(2)

Income (loss) before income taxes	188	(806)	(123)	17	4	40	149	214	(164)	113	202	180
Provision for (benefit from) income taxes	65	(271)	20	(9)	(3)	6	25	21	34	3	4	6

Net income (loss)	$123	$(535)	$(143)	$26	$7	$34	$124	$193	$(198)	$110	$198	$174

	Predecessor		Seagate Technology
	Quarter Ended Sep. 29, 2000	Sep. 30, 2000 to Nov. 22, 2000	Nov. 23, 2000 to Dec. 29, 2000	Quarter Ended
				Mar. 30, 2001	June 29, 2001	Sep. 28, 2001	Dec. 28, 2001	Mar. 29, 2002	June 28, 2002	Sep. 27, 2002	Dec. 27, 2002	Mar. 28, 2003
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	77	116	89	75	79	77	73	70	76	76	72	73

Gross margin	23	(16)	11	25	21	23	27	30	24	24	28	27

Product development	11	36	7	11	13	12	10	10	14	10	10	11
Marketing and administrative	7	52	10	8	6	7	7	6	14	6	6	5
Amortization of intangibles	1	1	—	—	—	—	—	—	—	—	—	—
In-process research and development (a)	—	—	5	—	—	—	—	—	—	—	—	—
Restructuring costs (b)	1	—	—	4	1	—	—	—	—	—	—	—

Income (loss) from operations (c)	3	(105)	(11)	2	1	4	10	14	(4)	8	12	11
Other income (expense), net (d)	8	(22)	(2)	(1)	—	(1)	(1)	(1)	(7)	(1)	(1)	—

Income (loss) before income taxes	11	(127)	(13)	1	1	3	9	13	(11)	7	11	11
Provision for (benefit from) income taxes	4	(43)	2	(1)	—	—	1	1	2	—	—	—

Net income (loss)	7%	(84)%	(15)%	2%	1%	3%	8%	$12%	(13)%	7%	11%	11%

(Footnotes on next page)

(a)	Seagate Technology recorded an in-process research and development charge of $52 million in the period from November 23, 2000 to December 29, 2000 in connection with the November 2000 transactions.

(b)	Restructuring charges are described in more detail in the notes to the audited consolidated and combined financial statements relating to Seagate Technology and its predecessor included elsewhere in this prospectus and in “—Results of Operations.”

(c)	Income (loss) from operations includes: (1) in the quarter ended September 29, 2000, administrative costs of $3 million related to the November 2000 transactions; (2) in the period from September 30, 2000 to November 22, 2000, a $567 million non-cash compensation charge related to the acceleration of stock options in connection with the November 2000 transactions, of which $265 million was allocated to cost of revenue, $116 million was allocated to product development expense and $185 million was allocated to marketing and administrative expense, and $74 million in administrative costs were incurred related to the transactions; (3) in the period from November 23, 2000 to December 29, 2000, the recognition of higher costs of revenue resulting from the $131 million write-up to fair value of inventories acquired at the close of the November 2000 transactions, $40 million in fees paid to sponsors for consulting and advisory services in connection with the November 2000 transactions and $6 million in administrative costs related to the transactions; and (4) in the quarter ended June 28, 2002, a $179 million charge to record $32 million paid to participants in the deferred compensation plan and $147 million to accrue the remaining obligations under the plan. Of the $179 million charge, $38 million was allocated to cost of revenue, $29 million was allocated to product development expense and $112 million was allocated to marketing and administrative expense.

(d)	Other income (expense) includes: (1) in the quarter ended September 29, 2000, net gains of $122 million on the sale of investments; (2) in the period from September 30, 2000 to November 22, 2000, a $154 million loss on investments; and (3) in the quarter ended June 28, 2002, debt refinancing charges of $93 million.

During the period from September 30, 2000 to November 22, 2000 our predecessor’s revenues were adversely affected by a limited supply of certain electrical components from our external suppliers. This shifted some shipments into the subsequent November 23, 2000 to December 29, 2000 period when these supplier constraints began to alleviate. In addition, the November 23, 2000 to December 29, 2000 period benefited from the seasonality of our business whereby the December holidays drive sales of consumer electronics and PCs. By the end of the quarter ended March 30, 2001, we began to experience an overall decline in demand due to reductions in global information technology spending. This decline in spending persisted and was the primary cause of lower revenue in the next two quarters as compared to the quarter ended March 30, 2001. Although the global information technology spending decline continues to the present, revenue increased significantly in the quarters ended December 28, 2001 and March 29, 2002 due to our gains in market share. These gains were the result of our improved execution and our time-to-market leadership within the rigid disc drive industry. In addition, in the quarter ended March 29, 2002, we experienced a one-time benefit to revenue, operating income and net income as a result of the change in the timing of our revenue recognition on sales to our North American distributors when we changed from the consignment model to the sell-in model.

In the quarter ended June 28, 2002, the pricing environment became extremely aggressive, a condition that was exacerbated by competitors exiting the industry and liquidating their excess inventory. In addition, our revenue was adversely impacted by lower demand typically associated with the seasonality of our business, particularly in the PC and consumer electronics markets, a decline in global information technology spending due to the weakened global economy, and more efficient utilization of enterprise-wide storage capacity by end users of storage products. As a result of these factors, our revenue declined in the quarter ended June 28, 2002. In the quarter ended September 27, 2002, notwithstanding some loss of market share with respect to our enterprise storage products, revenue increased due to market share gains in our personal storage products that resulted from our favorable execution as compared to the competition and our time-to-market leadership within the rigid disc drive industry.

In the quarter ended December 27, 2002, our revenue increased as a result of particularly strong sales volume with respect to personal storage products, enhanced by a less aggressive pricing environment for those products, while our sales volume with respect to enterprise storage products was relatively flat. The strong sales volume for personal storage was driven by demand for Microsoft’s Xbox and other seasonal factors. In addition, part of the increase in revenue for the quarter ended December 27, 2002 was due to replenishment of inventory in the distribution channel. Revenue decreased in the quarter ended March 28, 2003 was primarily due to a seasonal decrease in units shipped. This decrease in revenue was partially offset by a shift in mix to our higher-priced enterprise storage products. Overall demand for disc drives continued to hold firm in the quarter ended March 28, 2003 as demand for desktop and consumer electronic drives was in line with our expectations, and we believe we grew enterprise market share during the quarter.

During the period from September 30, 2000 to November 22, 2000, our predecessor’s gross margins were negatively impacted as a result of compensation charges to cost of revenue of $265 million related to the acceleration of stock options in connection with the November 2000 transactions. Subsequent to November 22, 2000, gross margins benefited from lower charges to cost of revenue for depreciation resulting from write-downs to fair value of our depreciable assets in connection with the November 2000 transactions. This benefit was offset, however, in the period from November 23, 2000 to December 29, 2000, by $131 million of increased costs due to our higher basis in beginning inventory, also in connection with the November 2000 transactions.

In the quarters ended June 29, 2001 and September 28, 2001, gross margins declined moderately due to declines in revenue caused by a slowdown in global information technology spending. However, gross margins increased substantially in the following two quarters due to increases in revenue from gains in market share and from lower costs resulting from our initiatives, such as Six Sigma, Factory of the Future and enhanced supply chain management. In the quarter ended June 28, 2002, gross margins again declined. This was a result of severe price erosion during the period as well as lower absorption of fixed costs from lower unit sales volume. Gross margin as a percentage of revenue was flat in the quarter ended September 27, 2002 as compared to the quarter ended June 28, 2002. While gross margins were favorably impacted by higher unit sales and a less aggressive pricing environment in the quarter ended September 27, 2002, these factors were offset by a shift in mix to personal storage products, which generally have lower margins. In the quarter ended December 27, 2002, gross margins improved due to a more stable pricing environment than we had experienced historically. In addition to this factor, gross margins improved as a result of an improved mix of products, including a higher mix of our 7,200 RPM personal storage products and volume shipments of our newer products that have improved cost structures. There was a slight decrease in gross margins in the quarter ended March 28, 2003 due to a return to a more normal pricing environment, increased costs associated with ramping production of the new products, and lower overall total volume.

Liquidity and Capital Resources

The following is a discussion of our principal liquidity requirements and capital resources.

The 2002 Refinancing

In May 2002, we refinanced all of our then outstanding indebtedness. This refinancing consisted of:

•	the repurchase of all of our $210 million principal amount 12½% senior subordinated notes due 2007;

•	the issuance and private placement of $400 million in principal amount of 8% senior notes due 2009 by Seagate Technology HDD Holdings and our unconditional guarantee, on a senior unsecured basis, of such notes;

•	the repayment of approximately $673 million under our previously existing senior secured credit facilities;

•	the entry by Seagate Technology HDD Holdings, a direct subsidiary of Seagate Technology, and Seagate Technology (US) Holdings, an indirect subsidiary of Seagate Technology, into new senior secured credit facilities, which consist of a $350 million term loan facility that has been drawn in full and a $150 million revolving credit facility, of which $28 million had been used for outstanding letters of credit and bankers’ guarantees as of March 28, 2003;

•	the distribution of $167 million to our shareholders who consist of New SAC and employees who have exercised options granted under our share option plan; and

•	the payment of approximately $32 million to deferred compensation plan participants, consisting of members of the management group.

For information related to the pro forma impact of the 2002 refinancing on our operations for fiscal year 2002, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

In connection with the 2002 refinancing, including the distribution of $32 million to deferred compensation plan participants in May 2002, we recognized $112 million of non-recurring expenses in the quarter ended June 28, 2002. This included:

•	a $93 million loss on the extinguishment of debt, which was comprised of:

—	$50 million related to the premium paid in the repurchase of Seagate Technology International’s 12 1/2% senior subordinated notes due 2007;

—	$7 million to write off unamortized discount on those notes;

—	$31 million to write off capitalized debt issuance costs on both the 12 1/2% senior subordinated notes due 2007 and the former senior secured credit facilities of Seagate Technology International and Seagate Technology (US) Holdings, Inc.;

—	a $4 million loss on an interest rate swap on one of the term loans included in the former senior secured credit facilities of Seagate Technology International and Seagate Technology (US) Holdings, Inc.;

—	$1 million of other costs and expenses; and

•	$19 million of compensation expense related to the distribution of $32 million to deferred compensation plan participants, net of a $13 million income tax benefit.

The borrowers under the new senior secured credit facility are Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc. Both of these companies are our wholly-owned direct or indirect subsidiaries. The new senior secured credit facilities are secured by a first priority pledge of substantially all the tangible and intangible assets of Seagate Technology HDD Holdings and many of its subsidiaries as well as a pledge of the shares of Seagate Technology HDD Holdings and many of its subsidiaries, which in the case of non-U.S. subsidiaries of Seagate Technology (US) Holdings, Inc. is limited to a pledge of 65% of the shares of those subsidiaries, in each case subject to a number of exceptions. Seagate Technology and many of the direct and indirect subsidiaries of Seagate Technology HDD Holdings have guaranteed the obligations under the credit agreement that governs our new senior secured credit facilities. See “Description of Material Indebtedness—Senior Secured Credit Facilities.”

In connection with the new senior credit facility, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc. entered into a new $150 million revolving credit facility, under which $122 million was available to these entities for borrowing as of March 28, 2003. Although no borrowings have been drawn under this revolving credit facility to date, we had $28 million of outstanding letters of credit and bankers’ guarantees under this facility as of March 28, 2003.

On March 19, 2002, we paid a distribution of $33 million to our shareholders, including New SAC, to enable New SAC to make a distribution of approximately $33 million to its shareholders, which allowed members of our sponsor group to satisfy tax obligations.

On May 20, 2002, we made a distribution to our shareholders, including New SAC, to enable New SAC to make a distribution to its preferred shareholders. At approximately the same time, distributions were made to participants in Seagate Technology HDD Holdings’ deferred compensation plan. The aggregate amount of the shareholder distribution was approximately $167 million and the aggregate amount of the deferred compensation plan distribution was approximately $32 million.

The net effect of the 2002 refinancing and the distribution to our shareholders and participants in Seagate Technology HDD Holdings’ deferred compensation plan in May 2002 was a decrease in cash, cash equivalents and short-term investments of $419 million, consisting of an increase of $750 million from our senior secured credit facilities and the issuance of our 8% senior notes, offset by $1.169 billion of cash outlays.

On December 11, 2002, immediately prior to the closing of our initial public offering, we made a distribution of approximately $262 million to our then-outstanding shareholders, including New SAC.

Pursuant to our quarterly dividend policy, we made distributions to our shareholders, including New SAC, of approximately $13 million on each of February 28, 2003 and May 23, 2003.

The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures and any increased working capital requirements. If we are unable to meet our cash requirements out of existing cash or cash flow from operations, we cannot assure you that we will be able to obtain alternative financing on terms acceptable to us, if at all.

Discussion of Cash Flows

At March 28, 2003, our working capital was $803 million, which included cash, cash equivalents and short-term investments of $1.076 billion. Cash, cash equivalents and short-term investments increased $233 million from June 28, 2002 to March 28, 2003. This increase was primarily due to cash provided by operating activities and proceeds from the issuance of our common shares offset by distributions to shareholders and investments in property, equipment and leasehold improvements.

Cash provided by operating activities for the nine months ended March 28, 2003 was $595 million and consisted primarily of net income plus depreciation and amortization partially offset by payments of $147 million to participants in our deferred compensation plan.

During the nine months ended March 28, 2003, we invested approximately $357 million in property, equipment and leasehold improvements. The $357 million investment comprised:

•	$140 million for manufacturing facilities and equipment related to our subassembly and disc drive final assembly and test facilities in the United States and the Far East;

•	$96 million for manufacturing facilities and equipment for our recording head operations in the United States, the Far East and Northern Ireland;

•	$98 million to upgrade the capabilities of our thin-film media operations in the United States, Singapore and Northern Ireland;

•	$17 million for the purchase of a corporate aircraft; and

•	$6 million for other purposes.

We made investments of $516 million in property and equipment for fiscal year 2003. In fiscal year 2004, we anticipate that our investment in property and equipment will increase to approximately $650 million to $700 million. This increase over our historic level is a result of our planned investment to expand our media production facility in Singapore. We expect our investment in subsequent years to return to budgeted levels of up to approximately $600 million per year. We plan to finance these investments from existing cash balances and cash flows from operations.

For the fiscal year ended June 28, 2002, cash, cash equivalents and short-term investments decreased $66 million. The primary contributors to the decrease were the refinancing of all of our outstanding indebtedness, expenditures for property, equipment and leasehold improvements, and shareholder distributions. These uses of cash were substantially offset by cash provided by operating activities. During the quarter ended June 28, 2002, we repaid $883 million of long-term debt and refinanced it with $750 million of new long-term debt. Cash used to acquire property, equipment and leasehold improvements was $540 million for fiscal year 2002. Shareholder distributions included $33 million paid to Seagate Delaware’s former stockholders in connection with the final accounting for the November 2000 transactions and $167 million paid to shareholders of Seagate Technology, consisting of New SAC and certain employees. Cash provided by operating activities was $905 million and consisted primarily of net income plus depreciation and amortization and an increase in accounts payable.

Until required for other purposes, our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. Our short-term investments consist primarily of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

Net cash provided by (used in) operating activities was $905 million for fiscal year 2002, $269 million for the period from November 23, 2000 to June 29, 2001, $121 million for the period from July 1, 2000 to November 22, 2000, and $443 million for fiscal year 2000. Net cash provided by operating activities for fiscal year 2002 was primarily attributable to net income as adjusted for non-cash expenses for depreciation and amortization, deferred income taxes, deferred compensation and the write-off of debt issuance costs, and as adjusted to reclassify the cash payment for the redemption premium on the 12 1/2% senior subordinated notes to net cash used in financing activities. Net cash provided by operating activities during the period from November 23, 2000 to June 29, 2001, was primarily attributable to a net loss, which was more than offset by net non-cash charges such as depreciation, amortization and in-process research and development and a decrease in net operating assets. Net cash provided by operating activities during the period from July 1, 2000 to November 22, 2000 was primarily attributable to a net loss, which was more than offset by net non-cash charges such as depreciation, amortization, deferred income taxes and compensation expense related to the acceleration of vesting of stock options in connection with the November 2000 transactions. Net cash provided by operating activities for fiscal year 2000 was primarily attributable to net income, net of non-cash adjustments such as depreciation and amortization, deferred income taxes, in-process research and development, restructuring charges and gains on investments in equity securities.

Net cash provided by (used in) investing activities was ($610) million for fiscal year 2002, ($1.140) billion for the period from November 23, 2000 to June 29, 2001, $829 million for the period from July 1, 2000 to November 22, 2000, and $173 million for fiscal year 2000. Net cash used in investing activities for fiscal year 2002 was primarily attributable to expenditures for property, equipment and leasehold improvements. Net cash used in investing activities during the period from November 23, 2000 to June 29, 2001, was primarily used to acquire property, equipment and leasehold improvements, the purchase of the rigid disc drive and storage area networks divisions of our predecessor, and purchases of short-term investments in excess of maturities. Net cash provided by investment activities during the period from July 1, 2000 to November 22, 2000, was primarily attributable to net sales and maturities of investments offset by expenditures for property, equipment and leasehold improvements and the establishment of a restricted cash account related to the transaction with VERITAS. Net cash provided by investing activities for fiscal year 2000 was primarily attributable to proceeds from the sale of SanDisk stock partially offset by expenditures for property, equipment and leasehold improvements.

Net cash provided by (used in) financing activities was ($411) million for fiscal year 2002, $1.599 billion for the period from November 23, 2000 to June 29, 2001, ($1.818) billion for the period from July 1, 2000 to November 22, 2000, and ($114) million for fiscal year 2000. Net cash used in financing activities for fiscal year 2002 was primarily attributable to the refinancing and overall reduction of all of our outstanding indebtedness, payment of distributions to our shareholders and payment of the redemption premium on the 12 1/2% senior subordinated notes. Net cash provided by financing activities during the period from November 23, 2000 to June 29, 2001 was primarily a result of cash provided from the issuance of our term loans under our former senior secured credit facilities and 12 1/2% senior subordinated notes and cash provided from the issuance of stock to our parent company. Net cash used in financing activities during the period from July 1, 2000 to November 22, 2000, was attributable to excess cash provided to our predecessor’s parent company, Seagate Delaware, for distribution to its shareholders as a result of the November 2000 transactions and repayment of our predecessor’s senior notes and debentures. Net cash used in financing activities for fiscal year 2000 was primarily attributable to excess cash provided to our predecessor’s parent company and the repayment of intercompany loan amounts.

During the fiscal year ended June 28, 2002, we invested approximately $538 million in property, equipment and leasehold improvements. The $538 million investment comprised:

•	$275 million for manufacturing facilities and equipment related to our subassembly and disc drive final assembly and test facilities in the United States and the Far East;

•	$149 million for our manufacturing facilities and equipment for the recording head operations in the United States, the Far East and Northern Ireland;

•	$84 million to upgrade the capabilities of our thin-film media operations in the United States, Singapore and Northern Ireland; and

•	$30 million for other purposes.

Liquidity Sources, Requirements and Contractual Cash Requirements and Commitments

Consistent with our quarterly dividend policy in effect at such time, our board of directors declared a quarterly distribution of $0.03 per share, or approximately $13 million, which was paid on May 23, 2003 to all common shareholders of record as of May 9, 2003, including New SAC.

On June 27, 2003, our board of directors amended our quarterly dividend policy and, pursuant to our amended dividend policy, we expect to pay our shareholders a quarterly distribution of up to $0.04 per share ($0.16 annually) so long as the aggregate amount of the distributions does not exceed 50% of our consolidated net income for the quarter in which the distributions are declared. On July 14, 2003, our board of directors declared a quarterly distribution of $0.04 per share to be paid on or before August 22, 2003 to our shareholders of record as of August 8, 2003. Our ability to continue to pay quarterly distributions will be subject to, among other things, general business conditions within the rigid disc drive industry, our financial results, the impact of paying distributions on our credit ratings, and legal and contractual restrictions on the payment of distributions by our subsidiaries to us or by us to our shareholders, including restrictions imposed by the covenants contained in the indenture governing our senior notes.

Our principal sources of liquidity as of March 28, 2003 consisted of: (1) $1.076 billion in cash, cash equivalents, and short-term investments, (2) a $150 million revolving credit facility, of which $28 million had been used for outstanding letters of credit and bankers’ guarantees as of March 28, 2003, and (3) cash we expect to generate from operations during this fiscal year.

Since the closing of the November 2000 transactions, our principal liquidity requirements have been to service our debt and meet our working capital, research and development and capital expenditure needs. In addition, in the second half of fiscal year 2002 and through the nine months ended March 28, 2003, we made distributions to our shareholders.

We believe that our sources of cash will be sufficient to fund our operations and meet our cash requirements for at least the next 12 months. Our ability to fund these requirements and comply with the financial covenants under our debt agreements will depend on our future operations, performance and cash flow and is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. In addition, as part of our strategy, we intend to selectively pursue strategic alliances, acquisitions and investments that are complementary to our business. Any material future acquisitions, alliances or investments will likely require additional capital. We cannot assure you that additional funds from available sources will be available on terms acceptable to us, or at all.

Our contractual cash obligations and commitments as of March 28, 2003 have been summarized in the table below (in millions):

		Fiscal Year(s)
	Total	2003	2004- 2005	2006- 2007	After 2007
Contractual Obligations:
Long term debt	$748	$—	$9	$339	$400
Capital leases	1	—	1	—	—
Operating leases	221	7	45	40	129

Subtotal	970	7	55	379	529
Commitments:
Capital expenditures	111	111	—	—	—
Letters of credit or bank guarantees	28	28	—	—	—

Subtotal	139	139	—	—	—

Total	$1,109	$146	$55	$379	$529

Under operating leases in the table above, we have included total future minimum rent expense under non-cancelable leases for both occupied and abandoned facilities.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and operating results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are highly uncertain at the time of estimation. Based on this definition, our most critical policies include: establishment of sales program accruals, establishment of warranty accruals, and valuation of deferred tax assets. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies and accounting estimates relating to uncollectible customer accounts and valuation of inventory. We believe that these other accounting policies and other accounting estimates either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

Establishment of Sales Program Accruals.    We establish certain distributor sales programs aimed at increasing customer demand. These programs are typically related to a distributor’s level of sales, order size and advertising or point of sale activity. We provide for these contra-revenues at the time that revenue is recorded based on estimated requirements. These estimates are based on various factors, including estimated future price erosion, customer orders and sell-through levels, program participation and customer claim submittals. Significant variations in any of these factors could have a material effect on our operating results.

In the third quarter of fiscal year 2002, our North American distribution customers transitioned from a consignment model, under which we recognized revenue when distributors sold our products through to their customers, to a sell-in model, under which we recognize revenue when our products are sold to distributors. This transition resulted from changes in our contractual arrangements with our North American distribution customers. As a result of these changes, title and risk of loss now pass to those distributors at the time we ship our products to them, as compared to our former contractual arrangements under which title and risk of loss remained with us until our products were sold by the distributors. We effected the transition to a sell-in model with respect to our North American distribution customers in an effort to improve our competitive position within the rigid disc drive industry by increasing the incentive of those distributors to sell our products through to their customers. Although a limited right of return exists with respect to sales to our North American distribution customers, requiring us to make estimates of future returns, we believe that these estimates are reasonably accurate due to the short time period during which our North American distribution customers can return our products, the limitations placed on their right to make returns, our long history of conducting business with distributors on a sell-in basis in Asia and Europe, the nature of our historical relationships with our North American distribution customers and the daily reporting procedures through which we monitor inventory levels and sales to end-users. However, the failure of our distribution customers to sell our products to end-users or our failure to accurately predict the level of future returns by our distribution customers could have a material impact on our results of operations in future periods.

Establishment of Warranty Accruals.    We estimate probable product warranty costs at the time revenue is recognized. We generally warrant our products for a period of one to five years. We use estimated repair or replacement costs and use statistical modeling to estimate product return rates in order to determine our warranty obligation. We exercise judgement in determining the underlying estimates. Should actual experience in any period differ significantly from our estimates, our future results of operations could be materially affected. The actual results with respect to warranty expenditures could have a material adverse effect on us if the actual rate of unit failure is greater than what we used in estimating the warranty expense accrual.

Valuation of Deferred Tax Assets.    The recording of our deferred tax assets each period depends primarily on our ability to generate current and future taxable income in the United States. Each period we evaluate the need for a valuation allowance for our deferred tax assets and we adjust the valuation allowance so that we record net deferred tax assets only to the extent that we conclude it is more likely than not that these assets will be realized.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS 141 had no effect on our consolidated financial position or results of operations in fiscal year 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The provisions of SFAS 142 are effective for our fiscal year 2003. The adoption of SFAS 142 had no impact on our consolidated financial position or results of operations in fiscal year 2003.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides an accounting model for long-lived assets to be disposed of. We adopted SFAS 144 in the first quarter of our fiscal year 2003. The adoption of SFAS 144 did not have a significant impact on our consolidated financial position or results of operations.

In November 2001, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer/Reseller,” which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor’s products and an entity that purchases the vendor’s products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF No. 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF 00-25”). EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a deduction from revenue. Treatment of such payments as an expense is only appropriate if two conditions are met: a) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale such that the vendor could have entered into an exchange transaction with a party other than the purchaser or its products in order to receive that benefit; and b) the vendor can reasonably estimate the fair value of that benefit. We adopted EITF 01-09 as of January 1, 2002, and it did not have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. The adoption of SFAS 146 is not expected to have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. The Interpretation requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, “Accounting for Contingencies”. The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. We adopted the disclosure requirements of FIN 45 in the quarter ended December 27, 2002. See Note 14, Product Warranty. We adopted the initial recognition and measurement provisions of FIN 45 prospectively in the quarter ended March 28, 2003.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure.” SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for the compensation using the fair value method of SFAS 123 or the intrinsic value method of APBO 25. We adopted the disclosure requirements of SFAS 148 in the quarter ended March 28, 2003.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parities. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not believe that the adoption of FIN 46 will have a material impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“FAS 149”) which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003 except for the provisions that were cleared by the FASB in prior pronouncements. We do not expect the provision of this statement to have a significant impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the provision of this statement to have a significant impact on our results of operations or financial position.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk.    Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt. We currently do not use derivative financial instruments in either our investment portfolio, or to hedge debt.

We invest in high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our policy, we are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk.

We mitigate default risk by maintaining a diversified portfolio and by investing in only high quality securities. We constantly monitor our investment portfolio and position our portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository. We maintain a highly liquid portfolio by investing only in marketable securities with active secondary or resale markets.

We have both fixed and floating rate debt obligations. We enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have used derivative financial instruments in the form of an interest rate swap agreement to hedge a portion of our floating rate debt obligations. For example, in December 2000, we entered into a fixed rate interest rate swap agreement with a notional amount of $245 million and an interest rate of 5.40% for a term of two years. The maturity date of the swap matched the principal serial maturities on the underlying debt. Credit exposure resulting from the derivative financial instruments was diversified among various commercial banking institutions in the United States and Europe. The interest rate swap agreement matured in November 2002.

The table below presents principal (or notional) amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations as of March 28, 2003. All investments mature in three years or less.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value March 28, 2003
	(in millions)
Assets
Cash equivalents:
Fixed rate	$574						$575	$574
Average interest rate	1.32%						1.32%
Short-term investments:
Fixed rate	$1	$19	$53	$90			$163	$164
Average interest rate	2.75%	3.23%	3.02%	2.72%			2.88%
Variable rate	$233						$233	$233
Average interest rate	1.37%						1.37%
Total investment securities	$808	$19	$53	$90			$971	$971
Average interest rate	1.34%	3.23%	3.02%	2.72%			1.59%
Long-Term Debt
Fixed rate						$400	$400	$400
Average interest rate						8.00%	8.00%
Floating rate:
Tranche B (LIBOR + 200 bp)		$5	$4	$3	$336		$348	$348
		3.38%	3.38%	3.38%	3.38%		3.38%

Foreign Currency Risk.    We transact business in various foreign countries. Our primary foreign currency cash flows are in emerging market countries in Asia and in European countries. During the nine months ended March 28, 2003, we did not hedge any of our local currency cash flows. All foreign currency cash flow requirements were met using spot foreign exchange transactions. We are currently reviewing the potential for hedging local currency cash flows.

BUSINESS

We are the worldwide leader in the design, manufacturing and marketing of rigid disc drives. Rigid disc drives, which are commonly referred to as hard drives, are used as the primary medium for storing electronic information in systems ranging from personal computers and consumer electronics to data centers delivering information over corporate networks and the Internet. According to IDC, we are the largest manufacturer of rigid disc drives in terms of unit shipments, with a 28.8% market share for the three months ended March 31, 2003 and a 29.4% market share for calendar year 2002. We produce a broad range of rigid disc drive products that make us a leader in both the enterprise sector of our industry, where our products are primarily used in enterprise servers, mainframes and workstations, and the personal storage sector of our industry, where our products are used in PCs and consumer electronics. According to IDC, our share of unit shipments of enterprise drives for the three months ended March 31, 2003 reached 58.1%, compared to 53.9% for calendar year 2002. In the personal storage sector, our share of unit shipments for the three months ended March 31, 2003 reached 32.5%, compared to 33.0% for calendar year 2002.

We have achieved our leadership position through ownership of critical component technologies, a commitment to advanced research and development and a focus on manufacturing and supply chain efficiency and flexibility. We believe our current industry leadership in technology and manufacturing efficiency has been achieved through the successful ongoing execution of our long-term strategic plan developed in 1998. This long-term plan involves:

•	increasing our commitment to investment in fundamental research and technological innovation;

•	leveraging our research investment to bring new products to market, such as our notebook rigid disc drives;

•	instituting common technology platforms throughout our product portfolio to allow us to efficiently leverage our component technology advancements across multiple products;

•	streamlining our operations by rationalizing our manufacturing processes to eliminate redundant facilities, focusing on strategic competencies and enhancing our supply chain management;

•	continuing to improve the efficiency of our manufacturing processes through our “Factory of the Future” initiative; and

•	realizing the benefits of our Six Sigma quality management program.

We believe that our business strategy is continuing to allow us to extend our industry leadership and improve our financial performance.

Our industry requires significant investments in technology. We believe our industry leading scale and product breadth enable us to commit more resources to research and development and capital investment than our competitors. In addition, our ownership of critical component technologies enables us to better control our product roadmap and provides us with a significant advantage over manufacturers who rely on merchant component suppliers for key elements of their technological innovation.

We sell our rigid disc drives primarily to major original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These customers include Dell, EMC, Hewlett-Packard, IBM and Sun Microsystems. We also have key relationships with major distributors, who sell our rigid disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world.

Industry

Demand for Electronic Data Storage Continues to Increase

The amount of data stored and accessed electronically is growing exponentially. According to IDC, the total storage capacity of all rigid disc drives shipped grew by 91.3% on a compounded annual basis between 1997 and 2002, reaching 8.8 million terabytes shipped in 2002. The annual total storage capacity and number of units of all rigid disc drives to be shipped between 2003 and 2006 are expected to grow at compounded annual rates of approximately 46.6% and 11.9%, respectively, according to IDC. We believe there are a number of key factors driving this demand, including:

•	the continuing expansion of the Internet as a medium for information technology infrastructure related to business management, for broadband communication and for entertainment, particularly music and video;

•	the widespread adoption of enterprise software applications, such as supply chain management, customer relationship management, enterprise resource management and data warehousing;

•	a broader deployment of information storage systems that allow rapid recovery of data following a disaster and that increase data availability to end users by creating multiple distributed copies; and

•	the continuing growth in software applications, such as databases and computer aided design programs, used by individuals and small groups that are delivered over a network from shared data servers.

Rigid disc drives are the primary devices used for storing, managing and protecting the electronic data associated with all of these applications.

There are currently two areas, in particular, where demand for rigid disc drives is rapidly expanding:

Growth of Storage Area Networks and Network Attached Storage.    The need to address the dramatic expansion in data storage management requirements has spurred the evolution of new storage and data management technologies. Enterprises are increasingly offloading network traffic to dedicated storage area networks, or SANs. In addition, many enterprises are moving away from the use of server-attached storage to network-attached storage, or NAS. These solutions combine high-performance storage products that are comprised principally of rigid disc drives with sophisticated software and communications technologies. We expect that the market for these solutions will grow rapidly and will result in greater opportunities for the sale of high-performance, high-capacity rigid disc drives.

Growth in Rigid Disc Drives for Consumer Electronics.    High-performance computing and communications functions and, increasingly, rigid disc drives are being incorporated into consumer electronics such as video game consoles, including Microsoft’s Xbox, digital video recorders and advanced television set-top boxes. In addition, faster connections to the Internet and increased broadband capacity have encouraged consumers to download greater amounts of text, video and audio data, expanding the market for rigid disc drives for use in new consumer and entertainment appliances. The adoption and rapid growth of the use of rigid disc drives in these applications will be facilitated by the development of low-cost rigid disc drives that meet the pricing requirements of the consumer electronics market. IDC estimates that the total number of rigid disc drives shipped in consumer electronics applications will reach 47.7 million units in 2006.

Success in Our Industry Depends on Technology and Manufacturing Leadership

The design and manufacturing of rigid disc drives depends on highly advanced technology and manufacturing techniques, especially in the areas of read/write heads and recording media. Rigid disc drive manufacturers are distinguished by their level of integration, which is the degree to which they control the technology used in their products, and by whether they are captive, producing rigid disc drives for their own computer systems, or independent. Integrated manufacturers are companies that design and produce the critical technologies, including read/write heads and recording media, used in their rigid disc drives. An integrated approach enables them to lower manufacturing costs and to improve the functionality of components so that they work together efficiently. In contrast, manufacturers that are not integrated purchase most of their components from third-party suppliers, upon whom they depend for key elements of their technological innovation and differentiation. This can limit their ability to coordinate technology roadmaps and optimize the component design process for manufacturing efficiency and product reliability while making them reliant on the technology investment decisions of their suppliers. Independent manufacturers can enjoy a competitive advantage over captive manufacturers in working with OEMs because they do not compete with OEMs for computer system sales.

Due to the significant challenges posed by the need to continually innovate and improve manufacturing efficiency, the rigid disc drive industry continues to undergo significant consolidation as manufacturers and merchant component suppliers merge with other companies or exit the industry. For instance, IBM recently combined its rigid disc drive business with that of Hitachi. Consolidation is likely to continue in our industry as the technological challenges and the associated levels of required investment grow, increasing the competitive necessity of large-scale operations. We believe the competitive dynamics of the rigid disc drive industry favor integrated, independent manufacturers with the scale to make substantial technology investments and apply them across a broad product portfolio and set of customers.

Competitive Strengths

We believe our industry leadership is the direct result of our technological innovation and our manufacturing flexibility, which enable us to meet the needs of our customers. Our key competitive strengths include:

Technology Leadership.    We believe that we invest substantially more in research and development, particularly on read/write heads and recording media, than any of our independent competitors or their component suppliers while maintaining our strong financial performance. To increase the commercial value we derive from our research investment, we use a disciplined technology review and portfolio management process for guiding new technology innovations from the research stage to product introduction. We believe our research and development strategy enhances our technology leadership, which allows us to bring products to market more rapidly than other manufacturers. Recent examples of our success in technology innovation include being the leader in the introduction of products using serial ATA, and being among the first to market rigid disc drives for the mobile sector with rotational speeds of 5,400 revolutions per minute.

Technology Leverage.    Our size and market leadership enable us to apply our research and development investments over a broad product portfolio and to make timely improvements in product and component design as well as manufacturing efficiency. We have divided the elements that comprise a rigid disc drive into separate technology platforms that we have standardized over a broad portion of our product portfolio. This approach allows us to invest in the advancement of the platform rather than a single product. In addition, the scale of our research and development organization provides us with numerous benefits. For example, through our substantial investment in fundamental research in magnetic storage we are able to create technology that we can use to penetrate new markets, including consumer electronics. Recently, this investment has enabled us to introduce new rigid disc drives for notebook computers. Our innovations in manufacturing technology also enable us to improve our efficiency and flexibility through increased automation. Moreover, the close coordination of our research and development organization with our manufacturing group enhances our ability to rapidly achieve volume production.

Control Over the Design and Manufacture of Critical Components.    We internally design and/or manufacture several of the components used in our rigid disc drives that are essential to meeting the technology requirements for rapidly improving performance and storage capacity. We believe that our control of key technologies, including read/write heads and recording media, combined with our innovations in manufacturing, enable us to achieve product performance and time-to-market advantages. We believe that close coordination of development efforts between our research groups provides us with an advantage in efficiently improving the design of our rigid disc drive products to increase performance, reliability and manufacturing yields while reducing costs. Additionally, our control over critical components reduces our dependence on the research and development efforts of component suppliers, who in some cases have lagged the market or failed to develop needed technologies. Overall, our control of critical components enables us to offer greater value to our customers by enhancing the quality of our products, meeting their precise requirements and reducing our costs. This control also enhances our supply chain management and the operation of our just-in-time inventory centers.

Manufacturing and Supply Chain Efficiency.    During the past several years we have made significant improvements to our manufacturing efficiency. Currently, we manufacture substantially all of our enterprise, high-end desktop and notebook products on our automated manufacturing lines. We believe our improved efficiency enables us to maintain our financial flexibility during industry downturns. Our use of automation has increased our manufacturing flexibility, enabling us to improve our responsiveness to customers and take advantage of unforecasted customer demand to deliver products on short notice. In addition, through Six Sigma, we have reduced the process variations in our manufacturing facilities, resulting in improved quality, reliability and performance of our rigid disc drives. Six Sigma is a highly disciplined quality management and process optimization methodology that relies on the rigorous use of statistical techniques to assess process variability and defects. Taken together, we believe these improvements make us a manufacturing and supply chain efficiency leader in our industry.

Broad Product Offering.    We produce a broad range of enterprise and desktop rigid disc drive products that extends from high-performance to low-cost applications. Our broad product range contributes to our market leadership and enables us to achieve leverage in our research and development efforts, global distribution channels and manufacturing capacity. We endeavor to design and develop our product lines to meet the precise and changing requirements of our customers, who must deliver to their end users the appropriate storage solutions based on application and cost. We continue to deliver new rigid disc drive products in high-growth areas such as SAN and NAS applications as well as consumer electronics. In addition, we have leveraged our continuing investment in technology to enter additional markets with new products. For example, in June 2003 we introduced our Momentus 2.5-inch product line for a segment of the notebook computer market. We believe that the Momentus line will represent an important additional market opportunity for us as our products are qualified with an increasing number of notebook OEMs.

Longstanding, Strong Customer Relationships.    Our rigid disc drives are essential components of the PCs, workstations, mainframe computers and networked storage subsystems manufactured by our customers. Our customers include many of the world’s leading computer OEMs and distributors. We believe that we have established strong relationships with nearly all of the leading enterprise and desktop OEMs by focusing on increased responsiveness to their needs and by providing them valuable services through joint development projects. We collaborate with many of our OEM customers in developing new and advanced storage solutions for their new products. Increasingly, we are becoming integrated into our customers’ supply chain management, which provides us with increased manufacturing visibility and our customers with improved inventory management capabilities.

Experienced Management Team.    Our seven most senior executive officers have an average of over 20 years of experience in the information storage industry. Our management team has successfully implemented manufacturing efficiency plans resulting in increased unit production per employee and has facilitated the acquisition and integration of complementary businesses, technologies and strategic component manufacturers.

Business Strategy

To enhance our position as the leading designer and manufacturer of rigid disc drives and increase our market share, we intend to pursue the following business strategies:

Continue to Lead Technological Innovation.    We intend to strengthen our industry leading position by continuing to make substantial investments in research and development while leveraging our integrated manufacturing operations. To this end, we established Seagate Research to conduct fundamental research in magnetic and other storage technologies. We also established our Advanced Concepts Laboratory to apply our research in magnetic storage to intermediate-term technologies. We believe that our commitment to research positions us to consistently be a leader in the introduction of new technologies and higher performance products. Additionally, by focusing on innovation and manufacturing together through our Design for Six Sigma initiative, we are able to optimize the performance of our read/write heads and recording media along with the way our rigid disc drives are assembled and our components operate together. Design for Six Sigma is a systematic methodology utilizing tools, training and measurements to enable us to design products and processes that meet customer expectations and improve manufacturability. This is a key factor in our ability to meet the technological challenges posed by increasing storage capacity and performance requirements while at the same time reducing costs and accelerating time to market for new products. We believe that we have been able to consistently capture additional market share due to our time-to-market leadership with new products.

Increase Manufacturing and Supply Chain Efficiency and Flexibility.    We intend to continue our manufacturing improvement and cost reduction efforts. We have already significantly improved efficiency, reduced our operating expenses and enhanced the quality of the products we manufacture by decreasing manufacturing defects and improving product reliability, all while increasing total unit production. We intend to further integrate our manufacturing processes, which will allow us to produce any of our rigid disc drive models on any of the lines at our manufacturing facilities. We expect to realize additional cost efficiencies by extending our manufacturing automation to include testing and packaging. Moreover, by further integrating our operations with our suppliers and customers, we believe that we can continue to reduce our working capital needs and improve our responsiveness to customer requirements.

Expand and Deepen Relationships with Customers.    We intend to increase the strength and broaden the scope of our customer relationships by expanding our design and engineering services to become an integrated part of our customers’ supply chains. To implement this strategy, we intend to continue to collaborate with our major customers at the design and development stage of new products and to seek to add value to their end-user applications. We believe our improved manufacturing flexibility and the resulting ability to consistently fulfill product requests on short notice will lead our customers to rely on us as a strategic supplier. In addition, we have established just-in-time inventory centers near many of our largest customers’ production facilities and have placed design engineers on site with several of our largest customers.

Capitalize on Emerging Storage Demand and Increase Market Share.    We are dedicated to being the industry leader in all markets for rigid disc drives. Growth in electronic data requirements is increasing the demand for rigid disc drives in the enterprise, desktop and notebook markets. We believe that through our focus on technology innovation and manufacturing efficiency, we will continue to grow our market share. In addition, we believe that we have significant opportunities to address new, high-growth markets. For example, we are currently shipping rigid disc drives for consumer electronics products, including Microsoft’s Xbox and personal video recorders, and believe we can continue to further the use of rigid disc drives in new applications and markets by introducing advanced low-cost rigid disc drive products. We believe that our strategy to introduce 2.5-inch form factor rigid disc drives for the enterprise market represents another opportunity to address new markets. We also intend to leverage our investment in technology to continue to introduce new products for the mobile rigid disc drive market.

Continue to Pursue Select Alliances, Acquisitions and Investments.    We will continue to evaluate and selectively pursue strategic alliances, acquisitions and investments that are complementary to our business. We will continue to seek opportunities that provide us with enhanced technological expertise, new markets for rigid disc drive sales, a stronger product portfolio, increased market share, new products and a diversification of risk.

Overview of Rigid Disc Drive Technology

All rigid disc drives incorporate the same basic technology although individual products vary. One or more rigid discs are attached to a spindle assembly powered by a spindle motor that rotates the discs at a high constant speed around a hub. The discs, or recording media, are the components on which data is stored and from which it is retrieved. Each disc typically consists of a substrate of finely machined aluminum or glass with a layer of a thin-film magnetic material. Read/write heads, mounted on an arm assembly similar in concept to that of a record player, fly extremely close to each disc surface and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating discs. The read/write heads are mounted vertically on an e-shaped assembly. The e-block and the recording media are mounted inside a metal casing, called the base casting.

Upon instructions from the drive’s electronic circuitry, a head positioning mechanism, or actuator, guides the heads to the selected track of a disc where the data is recorded or retrieved. Application specific integrated circuits, or ASICs, and ancillary electronic control chips are collectively mounted on printed circuit boards. ASICs move data to and from the read/write head and the internal controller, or interface, which communicates with the host computer. Rigid disc drive manufacturers typically use one or more of several industry standard interfaces such as advanced technology architecture, or ATA, small computer system interface, or SCSI, and Fibre Channel. Recently a new standard, serial ATA, has been introduced. Serial ATA provides higher data transfer rates than the previous ATA standard.

Rigid disc drive performance is commonly assessed by five key characteristics:

•	storage capacity, commonly expressed in megabytes, gigabytes or terabytes, which is the amount of data that can be stored on the disc;

•	spindle rotation speed, commonly expressed in revolutions per minute, which has an effect on speed of access to data;

•	interface transfer rate, commonly expressed in megabytes per second, which is the rate at which data moves between the rigid disc drive and the computer controller;

•	average seek time, commonly expressed in milliseconds, which is the time needed to position the heads over a selected track on the disc surface; and

•	media data transfer rate, commonly expressed in megabytes per second, which is the rate at which data is transferred to and from the disc.

Areal density is a measure of storage capacity per square inch on the recording surface of a disc. Current areal densities are sufficient to meet the requirements of most applications today. We expect, however, the long-term demand for increased drive capacities to continue to grow as audio and visual data require many multiples of the storage capacity of simple text. We have pursued, and expect to continue to pursue, a range of technologies to increase areal densities across the entire range of our products to increase drive capacities and to allow the elimination of components at a stated capacity as areal density increases, thus reducing costs.

Manufacturing

We pursue an integrated business strategy based on the ownership of critical component technologies. This strategy allows us to maintain control over our product roadmap and component cost, quality and availability. Our manufacturing efficiency and flexibility is a critical element of our integrated business strategy. During the past several years we have made significant improvements in our manufacturing efficiency by:

•	consolidating the number of facilities we operate and reducing the number of personnel we employ;

•	expanding manufacturing automation to enhance our efficiency and flexibility through our Factory of the Future initiative;

•	applying Six Sigma to improve product quality and reliability and reduce costs;

•	integrating our supply chain with suppliers and customers to enhance our demand visibility and reduce our working capital requirements; and

•	coordinating between our manufacturing group and our research and development organization to rapidly achieve volume manufacturing and enhance our product quality and reliability.

Manufacturing our rigid disc drives is a complex process that begins with the production of individual components and ends with a fully assembled unit. We design, assemble and/or manufacture a number of the most important components found in our rigid disc drives, including read/write heads, recording media, printed circuit boards, spindle motors and ASICs.

Read/Write Heads.    The function of the read/write head is to scan across the disc as it spins, magnetically recording or reading information. The tolerances of recording heads are extremely demanding and require state- of-the-art equipment and processes. Our read/write heads are manufactured with thin-film and photolithographic processes similar to those used to produce semiconductor integrated circuits. Beginning with six inch round ceramic wafers, we process more than 25,000 head elements at one time. Each of these head elements goes through more than 300 steps, all in clean room environments. Our read/write heads require highly advanced processes with tolerances approaching the thickness of a single atom. We perform all primary stages of design and manufacture of read/write heads at our facilities. Although the percentage of our requirements for read/write heads that we produce internally varies from quarter to quarter, we currently manufacture almost all of our read/write heads. Our strategy is to purchase no more than 20% of our read/write head requirements from third-party suppliers in any given quarter.

Recording Media.    The function of the recording media is to magnetically store information. The domains where each bit of magnetic code is stored are extremely small and precisely placed. As a result, the manufacturing of recording media requires sophisticated thin-film processes. Each disc is a sequentially processed set of layers that consist of structural, magnetic, protective and lubricating materials. Once complete, the disc must have a high degree of physical uniformity to assure reliable and error-free storage. We purchase aluminum substrate blanks for recording media production from third parties, mainly in Japan. These blanks are machined, plated and polished to produce finished substrates at our plant in Northern Ireland. Although the percentage of our requirements for recording media that we produce internally varies from quarter to quarter, we currently manufacture almost all of our recording media requirements. We plan to expand our media production facility in Singapore during fiscal year 2004 to further increase our production capacity. Our strategy is to purchase no more than 20% of our recording media requirements from third-party suppliers in any given quarter.

Printed Circuit Boards.    We assemble and test a significant portion of the printed circuit boards used in our rigid disc drives. Printed circuit boards are the boards that contain the electronic circuitry and ASICs that provide the electronic controls of the rigid disc drive and on which the head-disc assembly is mounted. We assemble printed circuit boards at our facilities in Malaysia and Singapore.

Spindle Motors.    We design most of our spindle motors and purchase them principally from outside vendors in Asia, whom we have licensed to use our intellectual property and technology.

ASICs.    We participate in the design of many of the ASICs used in our rigid disc drives for motor and actuator control, such as interface controllers, read/write channels and pre-amplifiers. We do not manufacture any ASICs but, rather, buy them from third-party suppliers.

Following the production of the individual components of the rigid disc drive, the first step in the manufacture of a rigid disc drive itself is the assembly of the actuator arm, read/write heads, discs and spindle motor in a housing to form the head-disc assembly. The production of the head-disc assembly involves a largely automated processes. After the head-disc assembly is produced, a pattern is magnetically recorded on the disc surfaces. Printed circuit boards are then mated to the head-disc assembly and the completed unit is tested prior to packaging and shipment. Final assembly and test operations of our rigid disc drives occur primarily at facilities  located in China and Singapore. We perform subassembly and component manufacturing operations at our facilities in Malaysia, Northern Ireland, Singapore, Thailand and, in the United States, in California and Minnesota. In addition, third parties manufacture and assemble components for us in various Asian countries, including China, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Thailand, and in Europe and the United States.

Products

We offer a broad range of 3.5-inch form factor rigid disc drive products for both the enterprise and desktop sectors of the rigid disc drive industry. We also recently introduced the Momentus family of 2.5-inch rigid disc drives for notebooks. We offer more than one product within each product family, and differentiate products on the basis of price/performance and form factor, or the dimensions of the rigid disc drive. Because of rapid advancements in rigid disc drive technology, product life cycles have been as short as six months. To address this issue, we introduce new products and enhancements to our product families as we develop new technology. We list in the table below our main rigid disc drive products.

Enterprise Storage Rigid Disc Drive Products

Product Name	Fiscal Quarter Introduced	Storage Capacity (gigabytes)	Rotation Speed (RPM)	Interface
Barracuda 180	2nd Qtr 2001	180	7,200	SCSI/Fibre Channel
Cheetah 73LP	3rd Qtr 2001	73	10,000	SCSI/Fibre Channel
Cheetah 36ES	1st Qtr 2002	18 and 36	10,000	SCSI/Fibre Channel
Cheetah 10K.6	4th Qtr 2002	36, 73 and 146	10,000	SCSI/Fibre Channel
Cheetah X15 36LP	2nd Qtr 2002	18 and 36	15,000	SCSI/Fibre Channel
Cheetah 15K.3	1st Qtr 2003	18, 36 and 73	15,000	SCSI/Fibre Channel

Personal Storage Rigid Disc Drive Products

Product Name	Fiscal Quarter Introduced	Storage Capacity (gigabytes)	Rotation Speed (RPM)	Interface
U-6 Series	4th Qtr 2001	20, 30, 40, 60 and 80	5,400	ATA
U Series X20	1st Qtr 2003	10 and 20	5,400	ATA
U-7 Series	2nd Qtr 2003	40, 60, 80, and 120,	5,400	ATA
U-9 Series	3rd Qtr 2003	40, 80, 120, and 160	5,400	ATA
Barracuda ATA IV	4th Qtr 2001	20, 40, 60 and 80	7,200	ATA
Barracuda ATA V	1st Qtr 2003	40, 60, 80 and 120	7,200	ATA
Barracuda 7200.7	2nd Qtr 2003	40, 60, 80, 120 and 160	7,200	ATA/SATA

Notebook Storage Rigid Disc Drive Products

Product Name	Fiscal Quarter Introduced	Storage Capacity (gigabytes)	Rotation Speed (RPM)	Interface
Momentus	4th Qtr 2003	20 and 40	5,400	ATA

Barracuda Family.    Commercial uses for Barracuda rigid disc drives include workstations, mainframes and supercomputers, network file servers, digital audio and video image processing and high-performance desktop PCs.

Cheetah Family.    Commercial uses for Cheetah rigid disc drives include Internet and e-commerce servers, data mining and data warehousing, mainframes and supercomputers, department/enterprise servers and workstations, transaction processing, professional video and graphics and medical imaging.

U-Series Family.    Commercial uses for the U-Series rigid disc drives include entry-level desktop PCs running popular office applications, entry-level PCs for government and education environments and desktop PCs connected to a mainframe server. Consumer uses for the U-Series family include entry-level PCs, home PCs purchased as second or third systems and discounted PCs sold in conjunction with an Internet service provider or other service provider. The U-Series family of rigid disc drives are also used in new markets, including television set-top boxes, printers, copiers and arcade and other dedicated gaming uses. Recently, we introduced our U Series X rigid disc drives for consumer electronics applications utilizing a single read/write head and a thinner profile in order to lower cost, improve performance and increase durability.

Barracuda ATA Family.    Commercial and consumer uses for the Barracuda ATA family include desktop PCs used in businesses and consumer PCs used for gaming, other entertainment applications, digital photo and video editing, viewing and capturing television images and advanced spreadsheet modeling and graphics.

Momentus Family.    Momentus is our introductory notebook rigid disc drive product. With its 5400 RPM rotation speed, the Momentus rigid disc drives target only a portion of the notebook segment. Commercial uses for Momentus rigid disc drives include notebook PCs running popular office applications and laptops for business, government and education environments. Consumer uses for Momentus rigid disc drives include home notebook PCs, tablet PCs and digital audio applications.

Customers

We sell our rigid disc drive products primarily to major OEMs and distributors. OEM customers incorporate our rigid disc drives into computer systems and storage systems for resale. Distributors typically sell our rigid disc drives to small OEMs, dealers, system integrators and other resellers. Shipments to OEMs were approximately 63%, 66%, 70% and 65% of our revenue in the nine months ended March 28, 2003 and in fiscal years 2002, 2001 and 2000, respectively. Shipments to distributors were approximately 37%, 34%, 30% and 35% of our revenue in the three months ended March 28, 2003 and in fiscal years 2002, 2001 and 2000, respectively. In May 2002, Hewlett-Packard completed its acquisition of Compaq. Sales to Hewlett-Packard and Compaq together accounted for approximately 20%, 21% and 25% of our rigid disc drive revenue in each of fiscal years 2002, 2001 and 2000, respectively. Sales to Hewlett-Packard accounted for approximately 17% of our rigid disc drive revenue in the nine months ended March 28, 2003. Sales to EMC accounted for 13% of our rigid disc drive revenue for fiscal year 2001. No other customer accounted for 10% or more of our rigid disc drive revenue in fiscal years 2002, 2001 or 2000 and the nine months ended March 28, 2003. See “Risk Factors—Risks Related to Our Business—Dependence on Key Customers.”

OEM customers typically enter into master purchase agreements with us. These agreements provide for pricing, volume discounts, order lead times, product support obligations and other terms and conditions. The term of these agreements is usually 12 to 36 months, although our product support obligations generally extend substantially beyond this period. These master agreements typically do not commit the customer to buy any minimum quantity of products, or create exclusive relationships. Deliveries are scheduled only after receipt of purchase orders. In addition, with limited lead time, customers may cancel or defer most purchase orders without significant penalty. Anticipated orders from many of our customers have in the past failed to materialize or OEM delivery schedules have been deferred or altered as a result of changes in their business needs.

Our distributors generally enter into non-exclusive agreements for the redistribution of our products. They typically furnish us with a non-binding indication of their near-term requirements and product deliveries are generally scheduled based on a weekly confirmation by the distributor of its requirements for that week. The agreements typically provide the distributors with price protection with respect to their inventory of our rigid disc drives at the time of a reduction by us in our selling price for the rigid disc drives and also provide limited rights to return the product.

Sales and Marketing

Our sales organization focuses on deepening our relationship with our customers. As of March 28, 2003, our sales organization included approximately 410 employees, which are divided into two groups. The global OEM sales group focuses on our key worldwide OEM customers. The worldwide sales group focuses on geographic coverage of OEMs and distributors throughout most of the world. The worldwide sales group is organized regionally among the United States, Japan, Asia-Pacific (excluding Japan) and Europe, Africa and the Middle East. In addition, we have a sales operations group which focuses on aligning our production levels with customers’ product requirements. Our sales force works directly with our marketing organization to coordinate our OEM and distribution channel relationships. We maintain sales offices throughout the United States and in Australia, China, England, France, Germany, India, Ireland, Japan, Singapore and Taiwan.

Our marketing organization works to increase demand for our rigid disc drive products through strategic collaboration with key OEM customers to align our respective product roadmaps and to build our brand and end-customer relationships. As of March 28, 2003, our marketing organization had approximately 246 employees. This organization is comprised of our strategic marketing, business development and marketing communications groups. Our strategic marketing group coordinates with our research and development group to align our product development roadmap to meet key OEM customers’ technology requirements over the long term. Our business development group coordinates the qualification of new products with OEMs, determines product pricing and provides product service and support. Our marketing communications group focuses on building the Seagate brand name among our OEM and distribution channel customers.

Foreign sales are subject to foreign exchange controls and other restrictions, including, in the case of some countries, approval by the Office of Export Administration of the U.S. Department of Commerce and other U.S. governmental agencies.

Competition

The rigid disc drive industry is intensely competitive, with manufacturers competing for a limited number of major customers. A significant portion of our recent success is a result of our increasing our market share at the expense of our competitors. Our current market share may be negatively affected by our customers’ preference to diversify their sources of supply or if they decide to meet their requirements by manufacturing rigid disc drives themselves, particularly in the enterprise sector. Maintaining or improving market share is fundamental to succeeding in our industry, and any significant increase in market share by one of our competitors would likely result in a decline in our market share. Some of the principal factors used by customers to differentiate among rigid disc drive manufacturers are:

•	storage capacity;

•	price per unit and price per megabyte;

•	storage/retrieval access times;

•	data transfer rates;

•	product quality and reliability;

•	production volume capability;

•	form factor; and

•	responsiveness to customer preferences and demands.

We believe that our products are generally competitive with respect to each of these factors in the markets that we currently address. We summarize below our principal competitors, the effect of competition on price erosion for our products and product life cycles and technology.

Principal Competitors.    We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, some of which have greater financial and other resources than we have. These competitors include other independent rigid disc drive manufacturers such as Maxtor and Western Digital as well as large captive manufacturers such as Fujitsu, Hitachi/IBM, Samsung and Toshiba. Because they produce complete computer systems, captive manufacturers can derive a greater portion of their operating margins from other components, which reduces their need to realize a profit on the rigid disc drives included in their computer systems and allows them to sell rigid disc drives to third parties at very low margins. Many captive manufacturers are also formidable competitors because they have more substantial resources and greater access to their internal customers than we do. We also face indirect competition from present and potential customers, who evaluate from time to time whether to manufacture their own rigid disc drives and other information storage products or purchase them from outside sources other than us. These manufacturers also sell rigid disc drives to third parties, which results in direct competition with us. We expect that continued

consolidation both among independent manufacturers and among captive manufacturers will increase the threat posed to our business by these competitors.

Price Erosion.    Our competitors have historically offered new or existing products at lower prices as part of a strategy to gain or retain market share and customers, and we expect these practices to continue. Even during periods when demand for rigid disc drives is stable, our industry is price competitive and vendors experience price erosion over the life of a product, and such price erosion can be expected to increase to the extent product life cycles lengthen. Based on our recent experience in the industry with new product introductions, we believe that the rate of increase in areal density is slowing from its previous levels. This trend may contribute to increases in average price erosion to the extent that historical price erosion patterns continue, product life cycles are lengthened and we are unable to offset this with new products at higher average prices. We expect that price erosion in our industry will continue for the foreseeable future. To remain competitive, we believe it will be necessary to continue to reduce our prices. We established production facilities in China, Malaysia, Singapore and Thailand to achieve cost reductions.

Product Life Cycles and Changing Technology.    Historically, competition and changing customer preference and demand in the rigid disc drive industry have shortened product life cycles and caused an acceleration in the development and introduction of new technology. Based on the recent pace of new product introductions, however, we believe that the rate of increase in areal density has slowed, and the resulting variability in product life cycles may make planning for product transitions more difficult, particularly in the personal storage sector of our industry. We believe that our future success will depend upon our ability to develop, manufacture and market products of high quality and reliability which meet changing user needs and which successfully anticipate or respond to changes in technology and standards on a cost-effective and timely basis.

Research and Development

We believe that our success depends on our ability to develop products that meet changing user needs and to anticipate and respond to changes in technology on a cost-effective and timely basis. Accordingly, we are committed to developing new component technologies and products and to continually evaluating alternative technologies. During fiscal year 2000, we spent $664 million on product development. Including $116 million in product development allocated compensation expense related to the November 2000 transactions, we had combined product development expenses of $797 million for fiscal year 2001. During fiscal year 2002 and the nine months ended March 28, 2003, we had product development expenses of $698 million and $496 million, respectively.

We have increased our focus on research and development and realigned our rigid disc drive development process. This structured product process is designed to bring new products to market through predictable and repeatable methodologies. In 1998, we established Seagate Research based in Pittsburgh, Pennsylvania, which is dedicated to extending the capacity of magnetic and optical recording and exploring alternative data storage technologies, including perpendicular recording technology and heat assisted magnetic recording technology. Perpendicular recording technology involves a different orientation for the magnetic field than is currently used in rigid disc drives, and heat assisted magnetic recording technology uses heat generated by a laser to improve storage capacity. In fiscal year 1998, we established our Advanced Concepts Laboratory, which focuses rigid disc drive and component research on recording subsystems, including read/write heads and recording media, market-specific product technology as well as technology focused towards new business opportunities. The primary purpose of our Advanced Concepts Laboratory is to ensure timely availability of mature component technologies to our product development teams as well as allowing us to leverage and coordinate those technologies across our products.

Patents and Licenses

As of June 27, 2003, we had approximately 2,087 U.S. patents and 723 patents issued in various foreign jurisdictions as well as approximately 1,383 U.S. and 1,561 foreign patent applications pending. The number of patents and patent applications will vary at any given time as part of our ongoing patent portfolio management activity. Due to the rapid technological change that characterizes the information storage industry, we believe that the improvement of existing products, reliance upon trade secret law, the protection of unpatented proprietary know-how and development of new products are generally more important than patent protection in establishing and maintaining a competitive advantage. Nevertheless, we believe that patents are valuable to our business and intend to continue our efforts to obtain patents, where available, in connection with our research and development program.

The information storage industry is characterized by significant litigation relating to patent and other intellectual property rights. Because of rapid technological development in the information storage industry, some of our products have been, and in the future could be, alleged to infringe existing patents of third parties. From time to time, we receive claims that our products infringe patents of third parties. Although we have been able to resolve some of those claims or potential claims by obtaining licenses or rights under the patents in question without a material adverse affect on us, other claims have resulted in adverse decisions or settlements. In addition, other claims are pending which if resolved unfavorably to us could have a material adverse effect on our business and results of operations. For more information on these claims, see “—Legal Proceedings.” The costs of engaging in intellectual property litigation may be substantial regardless of the merit of the claim or the outcome. We have patent cross-licenses with a number of companies. Additionally, as part of our normal intellectual property practices, we are engaged in negotiations with other major rigid disc drive companies and component manufacturers with respect to ongoing patent cross-licenses. For a discussion of the related risks, see “Risk Factors—Risks Related to Our Business—Potential Loss of Licensed Technology.”

Backlog

In view of customers’ rights to cancel or defer orders with little or no penalty, we believe backlog in the rigid disc drive industry may be of limited indicative value in estimating future performance and results. Our backlog includes only those orders for which the customer has specified a delivery schedule. Because many customers place large orders for delivery throughout the year, and because of the possibility of customer cancellation of orders or changes in delivery schedules, our backlog as of any particular date is not indicative of our potential sales for any succeeding fiscal period. Our order backlog at June 28, 2002 was approximately $1.093 billion compared with approximately $917 million at June 29, 2001.

Employees

At March 28, 2003, we employed approximately 44,000 persons worldwide, of which approximately 34,000 employees were located in our Asian operations. In addition, we make use of temporary employees, principally in manufacturing, who are hired on an as-needed basis. We believe that our future success will depend in part on our ability to attract and retain qualified employees at all levels, and even then we cannot assure you of any such success. We believe that our employee relations are good.

Facilities

Our headquarters is located in the Cayman Islands, while our U.S. executive offices are in Scotts Valley, California. Our principal manufacturing facilities are located in China, Malaysia, Northern Ireland, Singapore and Thailand and, in the United States, in California and Minnesota. Our principal disc drive design and R&D facilities are located in Colorado, Minnesota and Singapore. Portions of our facilities are occupied under leases that expire at various times through 2015. The following is a summary of square footage owned or leased by us as of June 27, 2003 for the categories listed in the columns below.

	Administration	Product Development	Manufacturing and Warehouse	Total
North America
California	387,039	201,798	154,636	743,473
Colorado	—	454,940	—	454,940
Minnesota	146,590	414,644	651,668	1,212,902
Oklahoma	59,565	93,364	115,291	268,220
Northeastern states	—	159,831	—	159,831
Southeastern states	6,892	—	—	6,892
Other U.S. states	7,662	—	—	7,662

Total North America	607,748	1,324,577	921,595	2,853,920

Europe
England	7,072	—	—	7,072
Ireland	1,100	—	—	1,100
Northern Ireland	68,200	4,900	494,900	568,000
Netherlands	28,355	—	92,234	120,589
Other European countries	29,444	—	—	29,444

Total Europe	134,171	4,900	587,134	726,205

Asia
China	12,378	—	379,184	391,562
Malaysia	59,625	—	460,629	520,254
Singapore	230,271	36,369	1,031,208	1,297,848
Thailand	62,680	—	409,544	472,224
Other Pacific Rim countries	46,663	—	502,667	549,330

Total Asia	411,617	36,369	2,783,232	3,231,218

Total	1,153,536	1,365,846	4,291,961	6,811,343	(1)

(1)	Includes 6,316,901 square feet owned by us and 2,715,997 square feet leased by us, but excludes 1,512,570 square feet of space that is unoccupied, and 708,985 square feet of space that is subleased.

Environmental Matters

Our operations are subject to comprehensive U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

We believe that our operations are currently in substantial compliance with all environmental laws, regulations and permits. We incur operating and capital costs on an ongoing basis to comply with environmental laws. If additional or more stringent requirements are imposed on us in the future, we could incur additional operating costs and capital expenditures.

Some environmental laws, such as the U.S. federal superfund law and similar state statutes, can impose liability for the cost of cleanup of contaminated sites upon any of the current or former site owners or operators or upon parties who sent waste to these sites, regardless of whether the owner or operator owned the site at the time of the release of hazardous substances or the lawfulness of the original disposal activity. We have been identified as a potentially responsible party at several contaminated disposal sites. At each of these sites, we have been assessed a portion of the financial liability based on the type and amount of hazardous substances disposed of by each party at the site and the number of financially viable parties.

Some of our current and former sites have a history of commercial and industrial operations, including the use of hazardous substances. Groundwater and soil contamination resulting from historical operations has been identified at several of our current and former facilities as well as offsite properties and we are addressing the cleanup of these sites in cooperation with the relevant government agencies.

While our ultimate costs in connection with these sites is difficult to predict with complete accuracy, based on our current estimates of cleanup costs and our expected allocation of these costs, we do not expect costs in connection with these contaminated sites to be material.

Legal Proceedings

The following discussion contains forward-looking statements relating to our legal proceedings described below. Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, we may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on our results of operations. Accordingly, actual results could differ materially from those projected in the forward-looking statements.

Intellectual Property Litigation

Convolve, Inc. and Massachusetts Institute of Technology (“MIT”) v. Seagate Technology LLC, et al. Between 1998 and 1999, Convolve, Inc., a small privately held technology consulting firm founded by an MIT Ph.D., engaged in discussions with Seagate Delaware with respect to the potential license of technology that Convolve claimed to own. During that period, the parties entered into non-disclosure agreements. We declined Convolve’s offer of a license in late 1999. On July 13, 2000, Convolve and MIT filed suit against Compaq Computer Corporation and us in the U.S. District Court for the Southern District of New York, alleging patent infringement, misappropriation of trade secrets, breach of contract, tortious interference with contract and fraud relating to Convolve and MIT’s Input Shaping® and Convolve’s Quick and QuietTM technology. The plaintiffs claim their technology is incorporated in our sound barrier technology, which was publicly announced on June 6, 2000. The complaint seeks injunctive relief, $800 million in compensatory damages and unspecified punitive damages. We answered the complaint on August 2, 2000 and filed counterclaims for declaratory judgment that two Convolve/MIT patents are invalid and not infringed and that we own any intellectual property based on the information that we disclosed to Convolve. The court denied plaintiffs’ motion for expedited discovery and ordered plaintiffs to identify their trade secrets to defendants before discovery could begin. Convolve served a trade secrets disclosure on August 4, 2000, and we filed a motion challenging the disclosure statement. On May 3, 2001, the court appointed a special master to review the trade secret issues. The special master resigned on June 5, 2001, and the court appointed another special master on July 26, 2001. After a hearing on our motion challenging the trade secrets disclosure on September 21, 2001, the special master issued a report and recommendation to the court that the trade secret list was insufficient. Convolve revised the trade secret list, and the court entered an order on January 1, 2002, accepting the special master’s recommendation that this trade secret list was adequate. On November 6, 2001, the USPTO issued US Patent No. 6,314,473 to Convolve. Convolve filed an amended complaint on January 16, 2002, alleging defendants’ infringement of this patent, and we answered and filed counterclaims on February 8, 2002. Discovery is in process. On July 26, 2002, we filed a Rule 11 motion challenging the adequacy of plaintiffs’ pre-filing investigation on the first two patents alleged in the complaint and seeking dismissal of plaintiffs’ claims related to these patents and reimbursement of attorney’s fees. The court denied our motion on May 23, 2003. Briefing on claims construction issues has been completed and a claims construction (Markman) hearing has been requested. No trial date has been set. We believe that the claims are without merit, and we intend to defend against them vigorously. On May 6, 2003, the USPTO issued to Convolve U.S. Patent No. 6,560,658 B2, entitled “Data Storage Device with Quick and Quiet Modes.” Convolve has indicated that it will seek leave of the court to add this patent to the lawsuit. This latest patent is a continuation of a patent currently in the lawsuit (U.S. Patent No. 6,314,473). We similarly believe any claims that may relate to this continuation patent would be without merit, regardless of whether such claims were added to the ongoing litigation or asserted against us in a separate lawsuit. Judge John Martin, who was assigned to this case, has announced his retirement from the federal bench. We have been informed that the case will be assigned to a new judge.

Shao Tong, et al. v. Seagate International (Wuxi) Co., Ltd.    In July 2002, we were sued in the People’s Court of Nanjing City, China, by an individual, Shao Tong, and a private Chinese company, Nanjing Yisike Network Safety Technique Co., Ltd. The complaint alleged that two of our personal storage disc drive products infringe Chinese patent number ZL94111461.9, which prevents the corruption of systems data stored on rigid disc drives. The suit, which sought to stop us from manufacturing the two products and claimed immaterial monetary damages, was dismissed by the court on procedural grounds on November 29, 2002. On December 3, 2002, the plaintiffs served us with notice that they had refiled the lawsuit. The new complaint contains identical infringement claims against the same disc drive products, claims immaterial monetary damages and attorney’s fees and requests injunctive relief and a recall of the products from the Chinese market. Manufacture of the accused products ceased in May 2003. At a hearing on March 10, 2003, the court referred the matter to an independent technical advisory board for a report on the application of the patent claims to the two products. On June 10, 2003, we presented our non-infringement case to the technical panel. The panel issued a technical advisory report to the court finding no infringement. The court has scheduled a hearing on the technical advisory report for July 31, 2003.

Seagate Technology v. Read-Rite Corporation.    In order to clarify our rights under a patent cross-license agreement that Seagate Delaware entered into with Read-Rite Corporation as of December 31, 1994, we filed a declaratory judgment action on May 7, 2003 in the Superior Court of California, County of Santa Clara, seeking a declaration that we are entitled to a cross-license, effective as of November 22, 2000, under terms substantially identical to those contained in the original Patent Cross License Agreement. On June 11, 2003, Read-Rite Corporation answered the complaint putting forward a general denial and asserting various affirmative defenses. On June 17, 2003, Read-Rite Corporation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Upon notice, our declaratory judgment action has been stayed. On July 23, 2003, the U.S. Bankruptcy Court approved the sale of the assets of Read-Rite Corporation, including the intellectual property that was the subject of Read-Rite’s dispute with us, to Western Digital Corporation in a transaction that is scheduled to close by August 2003. We, together with two other entities, have provided a back-up bid that would require us to purchase a portion of the Read-Rite assets if the Western Digital purchase does not close. Under the back-up bid, Seagate would provide consideration of approximately $31 million. We understand that the back-up bid is being reviewed by the Federal Trade Commission and, accordingly, we cannot assure you that if the Western Digital proposal does not close, we would be able to purchase the Read-Rite assets under our proposal.

Other Matters.    We are involved in a number of other judicial and administrative proceedings incidental to our business, and we may be involved in various legal proceedings arising in the normal course of our business in the future. Although occasional adverse decisions or settlements may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

We list below our executive officers and members of our board of directors and their ages and positions.

With the exception of Mr. Dexheimer, Mr. Porter, Mr. Wickersham, Mr. Chirico, Mr. Glembocki, Senator Bradley, Mr. Kiernan, Mr. Thompson and Mr. Zander, each individual named below holds the same position at New SAC and Seagate Software (Cayman) Holdings (the parent company of Crystal Decisions, which operates the former software business of Seagate Delaware). Mr. Thompson holds the same position at Seagate Software (Cayman) Holdings. Mr. Waite serves as the Chairman of the Board of Directors of Certance Holdings (formerly Seagate Removable Storage Solutions Holdings). Mr. Pope serves as the Chief Financial Officer and Treasurer of Certance Holdings. Mr. Hudson serves as General Counsel and Corporate Secretary of Certance Holdings. We expect that, after the closing of this offering, our directors and those of our officers who also serve as officers of our affiliates will continue to devote a portion of their time and energy to the affairs of those companies.

Name	Age	Position
Stephen J. Luczo	46	Chief Executive Officer and Chairman of the Board of Directors
William D. Watkins	50	President, Chief Operating Officer and Director
Charles C. Pope	48	Executive Vice President, Finance and Chief Financial Officer
Brian S. Dexheimer	40	Executive Vice President, Worldwide Sales, Marketing and Customer Service
William L. Hudson	51	Executive Vice President, General Counsel and Corporate Secretary
Townsend H. Porter, Jr.	57	Executive Vice President
Jeremy Tennenbaum	49	Executive Vice President, Business Development and Strategic Planning
Donald L. Waite	70	Executive Vice President and Chief Administrative Officer
David A. Wickersham	47	Executive Vice President, Global Disc Storage Operations
John P. Weyandt	56	Executive Vice President, Product and Process Development
James M. Chirico, Jr.	45	Senior Vice President and General Manager, Asia Operations
Jaroslaw S. Glembocki	47	Senior Vice President, Heads and Media
Mark H. Kryder	59	Senior Vice President, Research and Technology and Chief Technical Officer
David Bonderman	60	Director
William W. Bradley	59	Director
James G. Coulter	43	Director
James A. Davidson	43	Director
Glenn H. Hutchins	47	Director
Donald E. Kiernan	62	Director
David F. Marquardt	54	Director
John W. Thompson	54	Director
Edward J. Zander	56	Director

Mr. Luczo became a member of our board of directors on the closing of the November 2000 transactions and was elected Chairman of Seagate Technology on June 19, 2002. Mr. Luczo joined us in October 1993 as Senior Vice President of Corporate Development. In March 1995, he was appointed Executive Vice President of Corporate Development and Chief Operating Officer of Seagate Software Holdings. In July 1997, he was appointed Chairman of the board of directors of Seagate Software Holdings. In September 1997, Mr. Luczo was promoted to President and Chief Operating Officer of Seagate Delaware and, in July 1998, he was promoted to Chief Executive Officer. Mr. Luczo resigned from the office of President of Seagate Delaware, and Mr. Watkins was elected to that office in May 2000. Prior to joining us, Mr. Luczo was Senior Managing Director of the Global Technology Group of Bear, Stearns & Co. Inc., an investment banking firm, from February 1992 to October 1993. Mr. Luczo serves as a member of the boards of directors of Crystal Decisions, Inc., e2open and another private company.

Mr. Watkins became a member of our board of directors on the closing of the November 2000 transactions. Mr. Watkins, our President, Chief Operating Officer and Director, joined us as Executive Vice President of our Recording Media Group in February 1996 with our merger with Conner Peripherals, Inc. In

October 1997, Mr. Watkins took on additional responsibility as Executive Vice President of the Disc Drive Operations and, in August 1998, he was appointed to the position of Chief Operating Officer, with responsibility for our disc drive manufacturing, recording media and recording head operations and product development. Prior to joining us, he was President and General Manager of the Disc Division at Conner Peripherals, Inc., an information storage solutions company, from January 1990 until December 1992. In January 1993, Mr. Watkins was promoted to Senior Vice President of Heads & Media Manufacturing Operations at Conner Peripherals, Inc. Mr. Watkins is a member of the boards of directors of Iolon, Inc. and MEMC Electronic Materials, Inc. He also serves on the Executive Advisory Council for IDEMA (International Disc Drives and Equipment Manufacturer Association) and the Executive Advisory Board of Juran Center for Leadership in Quality.

Mr. Pope, our Executive Vice President of Finance since April 1999 and our Chief Financial Officer since February 1998, joined us as Director of Budgets and Analysis in 1985 with our acquisition of Grenex, Inc. From January 1997 to April 1999, Mr. Pope was our Senior Vice President of Finance. He has held a variety of positions in his 17-year executive experience with us, including as Director of Finance of the Thailand operations, Vice President of Finance of the Asia Pacific operations, Vice President of Finance and Treasurer of Seagate Delaware, Vice President and General Manager of Seagate Magnetics and, most recently, Senior Vice President of Finance of the Storage Products Group.

Mr. Dexheimer joined us as a result of our acquisition of Imprimis in 1989. His career includes more than 18 years of experience in data storage, holding various sales, sales management and marketing positions with us. Mr. Dexheimer held the position of Vice President, Marketing and Product Line Management in the Removable Storage Solutions group from 1996 to July 1997. In July 1997, he was promoted to Vice President and General Manager of Removable Storage Solutions until August 1998 when he was promoted to Senior Vice President, Product Marketing and Product Line Management for Desktop disc drives. In August 1999, he was promoted to Senior Vice President, Worldwide Sales and Marketing. He was promoted to Executive Vice President Worldwide Sales, Marketing and Customer Service in August 2000.

Mr. Hudson, our Executive Vice President, General Counsel and Corporate Secretary, joined us in January 2000. Prior to joining us, Mr. Hudson was a partner of the law firm Gibson Dunn & Crutcher, LLP from August 1997 to December 1999 and, from October 1984 to July 1997, he was a partner of the law firm Brobeck, Phleger & Harrison, LLP.

Mr. Porter, our Executive Vice President, joined us on June 2, 1997 as Chief Technology Officer, Storage Products Group. In September 1997 he was promoted to Executive Vice President and he served as our Chief Technical Officer through June 27, 2003. Mr. Porter was Vice President of Research and Development, Enterprise Storage Group at Western Digital from November 1994 to May 1997. From 1968 to 1994, Mr. Porter held engineering, program management and executive positions at IBM.

Mr. Tennenbaum, our Executive Vice President of Business Development and Strategic Planning, joined us in January 2001. Prior to joining us, Mr. Tennenbaum worked as Vice President of Wellington Management Company, an investment management company, for nine years. Prior to Wellington, Mr. Tennenbaum worked as a new business specialist in corporate finance at Salomon Brothers, an investment banking firm.

Mr. Waite, our Executive Vice President and Chief Administrative Officer since 1998, joined us as our Vice President and Chief Financial Officer in 1983. He was promoted to Senior Vice President in 1984. Mr. Waite is a member of the boards of directors of Seagate Technology HDD Holdings, XIOtech Corporation, Certance Holdings and Crystal Decisions, Inc. Mr. Waite is also a member of the board of directors of California Micro Devices Corporation.

Mr. Wickersham joined us on May 18, 1998 as Senior Vice President, Worldwide Materials. He assumed responsibilities for Worldwide Product Line Management in August 1999. In May 2000, he was promoted to Executive Vice President. Mr. Wickersham was Vice President, Worldwide Materials at Maxtor Corporation from 1996 to May 1998. From 1993 to 1996, Mr. Wickersham was Director of Corporate Materials at Exabyte

Corporation. From 1978 to 1993, he held various management positions at IBM. Mr. Wickersham serves on the Board of IDEMA (International Disc Drives and Equipment Manufacturer Association).

Mr. Weyandt joined us in 1989 with our acquisition of Imprimis Technology. Mr. Weyandt serves as Seagate Technology’s Executive Vice President of Product and Process Development for enterprise, personal and notebook storage. Mr. Weyandt is also responsible for our Motors, Advance Technology Integration and Factory of the Future groups. Mr. Weyandt has spent over 30 years in the disc drive industry commencing with Control Data in 1969. His background includes assignments in manufacturing engineering, product quality, supplier quality, design engineering and process development.

Mr. Chirico, our Senior Vice President and General Manager of Asia Operations, joined us in 1998 as Senior Vice President of Worldwide Manufacturing Quality based in Singapore. In April 1999, he was appointed Senior Vice President and General Manager of Recording Head Operations based in Minnesota. In September 2000, he was appointed to his current position of Senior Vice President and General Manager of Asia Operations. Mr. Chirico is presently based in Singapore. Prior to joining us, Mr. Chirico spent 17 years with IBM where he held a number of management positions within manufacturing operations. Mr. Chirico is currently chairman of IDEMA (International Disc Drives and Equipment Manufacturer Association) Asia Pacific Management Committee.

Mr. Glembocki was promoted to Senior Vice President of our Recording Heads and Recording Media Operations in October 2000. In this position, Mr. Glembocki is responsible for overseeing all component research, product development, disc drive integration, production launch, materials and volume production activities for the worldwide operations relating to heads and media, which are located in the United States, Asia and Europe. Mr. Glembocki joined us in the February 1996 merger with Conner Peripherals. As Vice President of Engineering for our Recording Media Group, Mr. Glembocki was responsible for our media research, product development, drive integration and production launch. A key member of the team that founded the Conner Disk Division, Mr. Glembocki managed all of the engineering research and development activities. During 1994 and 1995, Mr. Glembocki held the position of General Manager of the Conner Disk Division. Prior to joining us, Mr. Glembocki held positions at Domain Technology and IBM.

Dr. Kryder, our Chief Technical Officer as of June 27, 2003, joined us in 1998 as Senior Vice President, Research, and built Seagate Research into the leading industrial research laboratory in the field of data storage technology. Prior to coming to Seagate, he was the Stephen J. Jatras university professor of Electrical and Computer Engineering and founding director of the Data Storage Systems Center at Carnegie Mellon University, which he joined in 1978. From 1973 to 1978 he was a member of the research staff and manager of Exploratory Bubble Devices at the IBM T.J. Watson Research Center in Yorktown Heights, New York. Before that, Dr. Kryder was a visiting scientist at the University of Regensburg in West Germany and a research fellow at the California Institute of Technology. Dr. Kryder holds a Bachelor of Science degree in Electrical Engineering from Stanford University and a Ph.D. in Electrical Engineering and Physics from the California Institute of Technology. He has authored over 300 publications and holds 21 patents. He is a member of the National Academy of Engineering, a Fellow of the American Physical Society and a Fellow of the Institute of Electrical and Electronic Engineers (IEEE). He has twice been selected as Distinguished Lecturer for the IEEE Magnetics Society and has been awarded the IEEE Magnetics Society Achievement Award, the IEEE Reynold B. Johnson Information Storage Award and the IEEE Millennium Medal.

Mr. Bonderman became a member of our board of directors on the closing of the November 2000 transactions. Mr. Bonderman is a principal of Texas Pacific Group, a private investment firm he co-founded in 1993. Prior to forming Texas Pacific Group, Mr. Bonderman was Chief Operating Officer and Chief Investment Officer of Robert M. Bass Group, now doing business as Keystone Inc., a private investment firm, from 1983 to August 1992. Mr. Bonderman is a member of the boards of directors of Continental Airlines, Inc., CoStar Group, Inc., Denbury Resources Inc., Ducati Motor Holdings S.p.A., Gemplus International S.A., ProQuest Company, formerly Bell & Howell Company, Ryanair Holdings plc and a number of private companies.

Senator Bradley became a member of our board of directors in July 2003. Senator Bradley is a Managing Director of Allen & Company LLC. Additionally, he is chief outside advisor to McKinsey & Company’s non-profit practice. From 1997 to 1999, he was a Senior Advisor and Vice Chairman of the International Council of J.P. Morgan & Co., Inc. During that time, he also served as an essayist for CBS evening news and a visiting professor at Stanford University, Notre Dame University and the University of Maryland. Senator Bradley served in the U.S. Senate from 1979 to 1997, representing the State of New Jersey. In 2000, he was a candidate for the Democratic nomination for President of the United States. He is also a member of the boards of directors of Eastman Kodak Company, Starbucks Corporation and Willis Group Holdings, Limited.

Mr. Coulter became a member of our board of directors on the closing of the November 2000 transactions. Mr. Coulter is a principal of the Texas Pacific Group, a private investment firm he co-founded in 1993. From 1986 to 1992, Mr. Coulter was a Vice President of Keystone, Inc. From 1986 to 1988, Mr. Coulter was also associated with SPO Partners, an investment firm that focuses on public market and private minority investments. Mr. Coulter is a member of the boards of directors of GlobespanVirata, Inc., MEMC Electronic Materials, Inc. and a number of private companies.

Mr. Davidson became a member of our board of directors on the closing of the November 2000 transactions. Mr. Davidson is a founder and principal of Silver Lake Partners, a private equity firm. From June 1990 to November 1998, Mr. Davidson was an investment banker with Hambrecht & Quist LLC, most recently serving as a Managing Director and Head of Technology Investment Banking. He is also a member of the board of directors of Enterasys Networks, Inc. and Flextronics International Ltd.

Mr. Hutchins became a member of our board of directors on the closing of the November 2000 transactions. Mr. Hutchins is a founder and principal of Silver Lake Partners, a private equity firm. From 1994 to 1999, Mr. Hutchins was a Senior Managing Director of The Blackstone Group L.P., where he focused on its private equity investing. Mr. Hutchins is a member of the boards of directors of Gartner, Inc., Ameritrade Holding Corp. and Instinet Group Inc.

Mr. Kiernan became a member of our board of directors in April 2003. Mr. Kiernan is the retired senior executive vice president and chief financial officer of SBC Communications, where he served for 11 years and was responsible for all financial affairs. Prior to joining SBC, Mr. Kiernan was a partner with Ernst & Young LLP, where he held several positions over his 20-year tenure, including head of the firm’s management consulting practice in Florida and both audit-coordinating partner and managing partner of the firm’s St. Louis office. Mr. Kiernan is also a member of the boards of directors of LaBranche and Company, Inc., Health Management Associates, Inc., Horace Mann Educators Corporation and Viad Corporation.

Mr. Marquardt became a member of our board of directors on the closing of the November 2000 transactions. Mr. Marquardt was a co-founder of August Capital, a California based venture capital firm, in 1995. Prior to August Capital, Mr. Marquardt was a partner of Technology Venture Investors, a venture capital firm which he co-founded in 1980. Mr. Marquardt is a member of the boards of directors of Microsoft Corporation, Netopia, Inc., Tumbleweed Communications Corp. and a number of private companies.

Mr. Thompson became a member of our board of directors on the closing of the November 2000 transactions. Mr. Thompson is Chairman of the Board of Directors and Chief Executive Officer of Symantec Corporation, an Internet security technology provider. Before joining Symantec in April 1999, Mr. Thompson held various executive and management positions with IBM from 1971. Mr. Thompson is a member of the boards of directors of NiSource, Inc., United Parcel Service, Inc. and Crystal Decisions, Inc.

Mr. Zander became a member of our board of directors in November 2002. Mr. Zander joined Silver Lake Partners as a principal in July 2003. Prior to joining Silver Lake Partners, Mr. Zander served as president and chief operating officer of Sun Microsystems, Inc. from January 1998 through June 2002, during which time he oversaw the company’s day-to-day business operations, including hardware and software design and development, global sales, service and customer advocacy, worldwide manufacturing and purchasing, research and development and worldwide marketing. Before assuming these titles, Mr. Zander served as president and chief operating officer of Sun Microsystems Computer Company, where he managed all aspects of development, manufacturing, sales and marketing. Earlier, he served as president of Sun’s software group, where he initiated the development and marketing of Solaris and led the company’s network management, PC integration and software product suites. Prior to joining Sun in October 1987, Mr. Zander acquired over 25 years of experience in the computer business, most recently serving in senior marketing management positions at Apollo Computer Systems Incorporated and Data General Corporation. Mr. Zander is a member of the boards of directors of Portal Software, Inc., Multilink Technology Corporation and a number of private companies.

Election of Executive Officers

Our officers are elected by the board of directors and serve at the discretion of the board of directors.

Board of Directors Compensation

In connection with our initial public offering, the board of directors adopted a compensation policy pursuant to which each non-management director will be granted options to purchase 100,000 of our common shares upon election to the board of directors. These options will vest over a period of four years from the date of grant. Upon re-election to the board of directors each year, each non-management director will be granted options to purchase 25,000 of our common shares. These options will vest over a period of four years from the date of grant. Each of our non-management directors will also receive annual cash compensation of $50,000 (payable in equal quarterly installments). In addition, effective April 28, 2003, the board member who serves as chairman of the audit committee will receive an additional annual cash retainer of $50,000 (payable in equal quarterly installments). All members of our board of directors are reimbursed for their reasonable out-of-pocket travel expenses incurred in attending meetings of the board of directors and its committees; no additional compensation is provided for attendance at board or committee meetings. These provisions are subject to change by our board of directors. In consideration of his service on our board of directors, Mr. Thompson was issued 1,000 ordinary shares of New SAC on March 21, 2001 and an additional 2,000 ordinary shares of New SAC on July 24, 2001. These shares were issued under New SAC’s 2001 Restricted Share Plan and vest proportionately each month over the 48 months following November 22, 2000.

Committees of the Board of Directors

The board of directors maintains a standing audit committee, compensation committee, nominating and corporate governance committee and strategic and financial transactions committee. These committees are described in the following paragraphs.

Audit Committee.    The audit committee consists of three of our non-management directors. These individuals are Messrs. Kiernan, Thompson and Zander. Each of these committee members meets the independence and experience requirements of the New York Stock Exchange as currently in effect. The board of directors has determined that Mr. Kiernan is an audit committee financial expert and that he is independent for the purposes of applicable New York Stock Exchange rules. We expect that our board of directors will determine that Mr. Kiernan qualifies as independent and as a financial expert under the proposed rules of the New York Stock Exchange and the SEC. The audit committee cannot act without the affirmative votes of a two-member quorum. We have adopted an audit committee charter that satisfies the applicable requirements of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange.

The audit committee’s primary duties and responsibilities are to:

•	provide assistance to the board of directors in fulfilling its responsibility to Seagate Technology’s shareholders, potential shareholders and the investment community with respect to its oversight of:

—	the quality and integrity of Seagate Technology’s financial statements;

—	Seagate Technology’s compliance with legal and regulatory requirements;

—	the independent auditors’ qualifications and independence; and

—	the performance of Seagate Technology’s internal auditors;

•	prepare all reports that the rules of the SEC require to be included in Seagate Technology’s annual proxy statements; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including the compliance of the audit committee with its charter.

Compensation Committee.    Our compensation committee is comprised of three of our non-management directors, of which one member is designated by Silver Lake Partners and one member is designated by Texas Pacific Group. Messrs. Davidson and Bonderman currently serve as the members of the compensation committee and the third seat is currently vacant. The compensation committee cannot act without the affirmative votes of a two-member quorum that must consist of a member designated by Silver Lake Partners and a member designated by Texas Pacific Group.

The compensation committee is responsible for, among other things:

•	discharging the responsibilities of the board of directors relating to the compensation of our officers;

•	producing an annual report on executive compensation for inclusion in our annual proxy statement, in accordance with applicable rules and regulations;

•	reviewing and approving corporate goals and objectives relevant to the chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting the compensation of these officers based on their evaluations;

•	making recommendations to the board of directors with respect to benefit plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including the compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee is comprised of three of our non-management directors, of which one member is designated by Silver Lake Partners and one member is designated by Texas Pacific Group. Messrs. Hutchins, Coulter and Marquardt currently serve as the members of the nominating and corporate governance committee.

The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals who are qualified to become members of the board of directors and selecting, or recommending that the board of directors select, the candidates for directorships;

•	developing and recommending to the board of directors a set of corporate governance principles applicable to our company;

•	establishing the criteria for selecting new directors;

•	overseeing the process for evaluating the board of directors and management; and

•	reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including the compliance of the nominating corporate governance committee with its charter.

Strategic and Financial Transactions Committee.    Our strategic and financial transactions committee is comprised of three of our directors, of which one must be a non-management director designated by Silver Lake Partners, one must be a non-management director designated by Texas Pacific Group and one must be our chief executive officer, who is required to serve as the chairman of the committee. Messrs. Hutchins, Coulter and Luczo currently serve as the members of the strategic and financial transactions committee, with Mr. Luczo serving as the chairman. The committee cannot act without the affirmative vote of a three-member quorum that must include a member designated by Silver Lake Partners and a member designated by Texas Pacific Group.

The strategic and financial transactions committee is responsible for, among other things:

•	reviewing potential strategic and financial transactions that we may have the opportunity to participate in from time to time;

•	reporting regularly to the board of directors with respect to those transactions reviewed by the committee; and

•	reviewing and evaluating, at least annually, the performance of the strategic and financial transactions committee and its members, including the compliance of the strategic and financial transactions committee with its charter.

Compensation of Executive Officers

We list in the following table information regarding the compensation paid by Seagate Technology or its affiliates for services rendered by our chief executive officer and the four other most highly compensated executive officers through June 27, 2003, the last day of our most recently completed fiscal year. We refer to these executive officers, together with the chief executive officer, as the named executive officers.

Summary Compensation Table

		Annual Compensation (1)									Long-Term Compensation				All Other Compensation ($) (4)
											Restricted Stock Awards			Number of Securities Underlying Options Granted
Name and Principal Position	Fiscal Year Ended (1)	Salary ($)			Bonus ($)			Other Annual Compensation ($)			New SAC ($) (2)			Seagate Technology (#) (3)
Stephen J. Luczo Chief Executive Officer	2003 2002 2001 (7 months)	$ $ $	1,000,002 966,972 577,541	(6)	$ $ $	— 1,929,944 —	(5) (7)	$ $ $	— — —		$ $ $	— — 5,781,783	(8)	— 450,326 —	$ $ $	6,208 5,341 36,479,404

William D. Watkins President and Chief Operating Officer	2003 2002 2001 (7 months)	$ $ $	850,013 850,013 490,392	(6)	$ $ $	— 1,600,000 —	(5) (7)	$ $ $	— — —		$ $ $	— 142,500 1,958,864	(9) (9)	1,500,000 652,174 —	$ $ $	3,076 3,082 9,866,552

Charles C. Pope Executive Vice President and Chief Financial Officer	2003 2002 2001 (7 months)	$ $ $	550,014 541,183 328,684	(6)	$ $ $	— 1,000,000 —	(5) (7)	$ $ $	— — —		$ $ $	— 85,500 1,775,040	(10) (10)	— 391,304 —	$ $ $	7,462 6,928 10,207,039

Townsend H. Porter, Jr. Executive Vice President	2003 2002 2001 (7 months)	$ $ $	500,011 502,614 299,840	(6)	$ $ $	— 575,000 —	(5) (7)	$ $ $	90,253 85,983 60,156	(11) (11) (11)	$ $ $	— — 1,073,836	(12)	— 529,565 —	$ $ $	11,212 10,502 7,183,373

Donald L. Waite Executive Vice President and Chief Administrative Officer	2003 2002 2001 (7 months)	$ $ $	500,011 431,044 276,929	(13) (13) (6)(13)	$ $ $	— 519,177 —	(5) (7)	$ $ $	— — —		$ $ $	— — 1,241,253	(14)	— 182,935 —	$ $ $	141,708 106,508 7,909,546

(1)	Compensation information is provided for fiscal year 2003, fiscal year 2002 and the period from November 22, 2000, the date of the closing of the November 2000 transactions, to June 29, 2001, the last day of fiscal year 2001. Because we were formed in connection with the November 2000 transactions, no compensation information has been provided for any period prior to November 22, 2000.

(2)	The amounts listed in this column represent the dollar value of (a) any restricted ordinary shares of New SAC awarded to the named executive officers, and (b) any restricted preferred shares of New SAC awarded to the named executive officers. These values have been calculated by multiplying the fair market value, as determined by the board of directors of New SAC, of an ordinary or preferred share of New SAC, in each case as of the date of the award, by the number of shares of that class awarded to the named executive officers. New SAC’s board of directors determined the fair market values to be approximately $11.39 per ordinary share and approximately $45.36 per preferred share as of the date of the award. This determination was based on New SAC’s board of directors’ best estimate as to the amount of consideration that would be paid by a willing buyer to a willing seller for an ordinary or preferred share if neither party was acting under compulsion and both parties had reasonable knowledge of the relevant facts. The valuation of New SAC’s ordinary and preferred shares is dependent on numerous factors such as operating conditions, management expertise and other factors both internal and external to New SAC as of the date of valuation.

(3)	No options were granted to the named executive officers during fiscal year 2001. The numbers in this column for fiscal year 2002 represent options to purchase our common shares that were granted on July 24, 2001. One-quarter of these options vested on November 22, 2001. The remaining options are vesting and will continue to vest proportionately each month over the 36 months following November 22, 2001. No options were granted to the named executive officers during fiscal year 2003 other than the grant of options to purchase 1,500,000 of our common shares to Mr. Watkins on February 14, 2003. Of Mr. Watkins’ 1,500,000 options, 200,000 vest on February 14, 2005; an additional 250,000 options vest proportionately over the 12 months commencing March 14, 2005; an additional 300,000 options vest proportionately over the 12 months commencing March 14, 2006; an additional 350,000 options vest proportionately over the 12 months commencing March 14, 2007; and an additional 400,000 options vest proportionately over the 12 months commencing March 14, 2008. Each of the named executive officers is eligible to receive grants of options to purchase our common shares and common shares of Certance Holdings, a Cayman Islands exempted company incorporated with limited liabilities and a direct subsidiary of New SAC, and Crystal Decisions, Inc., a Delaware corporation and an indirect subsidiary of New SAC. Since November 22, 2000, no grants to purchase shares of any of these entities were made to the named executive officers other than a grant to purchase 20,000 shares of Crystal Decisions common stock made on May 12, 2003 to each of Messrs. Luczo and Waite. In addition, the following named executive officers were granted the following number of options to purchase shares of Crystal Decisions common stock prior to the closing of the November 2000 transactions: Stephen J. Luczo, 275,000 shares, Charles C. Pope, 50,000 shares and Donald L. Waite, 50,000 shares.

(4)	The amounts in this column for fiscal year 2003 include a $2,500 contribution by us to the 401(k) account of each named executive officer and a premium payment toward a term life insurance policy of $58 for each of Messrs. Luczo, Pope, Porter and Waite and $576 for Mr. Watkins. In addition, the amount listed for (a) Mr. Luczo includes a $1,430 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $2,221, (b) Mr. Pope includes a $1,695 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $3,209, (c) Mr. Porter includes a $3,770 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $4,884, and (d) Mr. Waite includes a $9,148 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $130,003. The amounts in this column for fiscal year 2002 include a $2,500 contribution by us to the 401(k) account of each named executive officer and a premium payment toward a term life insurance policy of $58 for each of Messrs. Luczo, Pope, Porter and Waite and $582 for Mr. Watkins. In addition, the amount listed for (a) Mr. Luczo includes a $1,082 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $1,701, (b) Mr. Pope includes a $1,466 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $2,904, (c) Mr. Porter includes a $3,491 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $4,453 and (d) Mr. Waite includes a $6,269 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $97,681. The amounts in this column for the seven-month reporting period of fiscal year 2001 include a $2,500 contribution by us to the 401(k) account of each named executive officer and a premium payment toward a term life insurance policy of $35 for each of Messrs. Luczo, Pope, Porter and Waite and $352 for Mr. Watkins. In addition, the amount listed for (a) Mr. Luczo includes a $968 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $1,121, (b) Mr. Pope includes a $1,398 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $1,960, (c) Mr. Porter includes a $2,749 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $2,082 and (d) Mr. Waite includes a $6,269 premium payment toward a universal life insurance policy and a cash surrender value on that life insurance policy of $62,639. In addition, the amounts in this column for fiscal year 2001 also include amounts allocated to each named executive officer under the deferred compensation plans of our wholly-owned subsidiaries. Our subsidiaries’ deferred compensation plans were established in connection with the November 2000 transactions for members of the management group of Seagate Delaware who agreed to become deferred compensation plan participants and receive restricted ordinary and preferred shares of New SAC in lieu of receiving merger consideration in connection with the VERITAS merger for a portion of their restricted shares of Seagate Delaware common stock and unvested options to purchase those shares. The total deferred compensation payable to each of the named executive officers under these plans, as set forth in this column, was determined at the time of the November 2000 transactions on the basis of the value of the merger consideration foregone by these individuals. These amounts were fixed at the time of the November 2000 transactions and could not increase. No interest or other earnings were credited to these amounts. No amounts were payable under the deferred compensation plans unless and until New SAC distributed cash or property to its preferred shareholders, and each payment made under the plan decreased the amounts remaining to be paid to plan participants. At the time of the November 2000 transactions, the interests of participants in our deferred compensation plans were subject to multi-year vesting. On or about May 20, 2002, we paid approximately $32 million to participants of our deferred compensation plans. Under the credit agreement governing our senior secured credit facilities and the indenture governing our 8% senior notes, the restrictions on our ability to make payments under our deferred compensation plans were substantially reduced. In addition, on June 19, 2002, our board of directors elected to accelerate vesting of all remaining interests under the plans. As a result, it became probable that all of the obligations under the deferred compensation plans would be paid. Accordingly, all of the remaining obligations under the deferred compensation plans totaling $147 million were accrued during the quarter ended June 28, 2002. Following the closing of our initial public offering, Seagate Technology HDD Holdings made payments on December 13, 2002 of approximately $147 million to the participants in its deferred compensation plans, in full satisfaction of its obligations thereunder. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—November 2000 Transactions—Management Rollover—Deferred Compensation Plan” and “Management—Employment and Other Agreements—Rollover Agreements and Deferred Compensation Plans.”

(5)	The determination of whether any bonus was earned in fiscal year 2003 will not be made until August 2003.

(6)	This amount represents compensation paid to each of the named executive officers for the seven-month period from November 22, 2000 through June 29, 2001.

(7)	The named executive officers elected to forgo any bonuses for fiscal year 2001. Because some other executive officers received bonuses for fiscal year 2001, the overall compensation for certain other executives exceeded the amounts set forth for two of the four named executive officers, other than the chief executive officer, shown in the table above. As this is an unusual circumstance, we have not included any of these other executive officers or their amounts of compensation in the table above.

(8)	Under its 2000 Restricted Share Plan, New SAC issued 374,600 ordinary shares and 9,851.99 preferred shares to Mr. Luczo on November 22, 2000. One-third of these shares vested on November 22, 2001, one-third vested proportionately each month over the 18 months following November 22, 2001 and one-third vested on May 22, 2003. After receiving return of capital equal to an aggregate of $100 per preferred share, including distributions received in connection with our initial public offering, New SAC redeemed all of its preferred shares for nominal consideration as of March 14, 2003. Under its 2001 Restricted Share Plan, New SAC issued 93,600 ordinary shares to Mr. Luczo on January 3, 2001. A quarter of these shares vested on November 22, 2001 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following November 22, 2001. As of June 27, 2003, Mr. Luczo held 33,150 unvested ordinary shares of New SAC (including shares transferred by him for estate planning purposes) having a value of $13,260,000, based on the fair market value, as determined by New SAC, of the ordinary shares of New SAC on May 30, 2003 (the last date in fiscal year 2003 on which New SAC determined such value). New SAC determined such value to be approximately $400 per ordinary share. As the holder of restricted ordinary shares, Mr. Luczo will receive the same distributions as other holders of New SAC ordinary shares, when, if and as declared by New SAC’s board of directors.

(9)

Under its 2000 Restricted Share Plan, New SAC issued 101,300 ordinary shares and 2,666.12 preferred shares to Mr. Watkins on November 22, 2000. One-third of these shares vested on November 22, 2001, one-third vested proportionately each month over the 18 months following November 22, 2001 and one-third vested on May 22, 2003. After receiving return of capital equal to an aggregate of $100 per preferred share, including distributions received in connection with our initial public offering, New SAC redeemed all of its preferred shares for nominal consideration as of March 14, 2003. Under its 2001 Restricted Share Plan, New SAC issued 60,000 ordinary shares to Mr. Watkins on January 3, 2001. A quarter of these shares vested on November 22, 2001 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following November 22, 2001. Under its 2001 Restricted Share Plan, New SAC issued 12,500 ordinary shares to Mr. Watkins on July 24, 2001. A quarter of these shares vested on July 24, 2002 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following July 24, 2002. As of June 27, 2003, Mr. Watkins held 25,677 unvested ordinary shares of New SAC (including shares transferred by him for estate planning purposes) having a value of $10,270,800, based on the fair market value, as determined by New SAC, of the ordinary shares of New SAC on May 30, 2003 (the last date in fiscal year 2003 on which New SAC determined such value). New SAC determined such value to be approximately $400 per ordinary share. As the holder of restricted ordinary shares, Mr. Watkins will receive the same distributions as other holders of New SAC ordinary shares, when, if and as declared by New SAC’s board of directors.

(10)	Under its 2000 Restricted Share Plan, New SAC issued 104,800 ordinary shares and 2,758.34 preferred shares to Mr. Pope on November 22, 2000. One-third of these shares vested on November 22, 2001, one-third vested proportionately each month over the 18 months following November 22, 2001 and one-third vested on May 22, 2003. After receiving return of capital equal to an aggregate of $100 per preferred share, including distributions received in connection with our initial public offering, New SAC redeemed all of its preferred shares for nominal consideration as of March 14, 2003. Under its 2001 Restricted Share Plan, New SAC issued 40,000 ordinary shares to Mr. Pope on January 3, 2001. A quarter of these shares vested on November 22, 2001 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following November 22, 2001. Under its 2001 Restricted Share Plan, New SAC issued 7,500 ordinary shares to Mr. Pope on July 24, 2001. A quarter of these shares vested on July 24, 2002 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following July 24, 2002. As of June 27, 2003, Mr. Pope held 16,823 unvested ordinary shares of New SAC (including shares transferred by him for estate planning purposes) having a value of $6,729,200, based on the fair market value, as determined by New SAC, of the ordinary shares of New SAC on May 30, 2003 (the last date in fiscal year 2003 on which New SAC determined such value). New SAC determined such value to be approximately $400 per ordinary share. As the holder of restricted ordinary shares, Mr. Pope will receive the same distributions as other holders of New SAC ordinary shares, when, if and as declared by New SAC’s board of directors.

(11)	Includes $52,800 in rent on an apartment in Santa Cruz, California that is maintained by us for Mr. Porter’s use for fiscal year 2003, rent of $48,080 for fiscal year 2002 and rent of $23,901 for the 7 months of fiscal year 2001. In addition, the figure for 2001 includes amounts relating to spousal travel of $21,570.

(12)	Under its 2000 Restricted Share Plan, New SAC issued 73,700 ordinary shares and 1,939.72 preferred shares to Mr. Porter on November 22, 2000. One-third of these shares vested on November 22, 2001, one-third vested proportionately each month over the 18 months following November 22, 2001 and one-third vested on May 22, 2003. After receiving return of capital equal to an aggregate of $100 per preferred share, including distributions received in connection with our initial public offering, New SAC redeemed all of its preferred shares for nominal consideration as of March 14, 2003. Under its Restricted Share Plan, New SAC issued 12,820 ordinary shares to Mr. Porter on January 3, 2001. A quarter of these shares vested on November 22, 2001 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following November 22, 2001. As of June 27, 2003, Mr. Porter held 4,540 unvested ordinary shares of New SAC (including shares transferred by him for estate planning purposes) having a value of $1,816,000, based on the fair market value, as determined by New SAC, of the ordinary shares of New SAC on May 30, 2003 (the last date in fiscal year 2003 on which New SAC determined such value). New SAC determined such value to be approximately $400 per ordinary share. As the holder of restricted ordinary shares, Mr Porter will receive the same distributions as other holders of New SAC ordinary shares, when, if and as declared by New SAC’s board of directors.

(13)	In fiscal years 2001 and 2002, 25% of this amount is allocable to Certance Holdings’ business. In fiscal year 2003, 25% of the amounts earned in the first three quarters are allocable to Certance Holdings’ business.

(14)	Under its 2000 Restricted Share Plan, New SAC issued 80,500 ordinary shares and 2,118.76 preferred shares to Mr. Waite on November 22, 2000. One-third of these shares vested on November 22, 2001, one-third vested proportionately each month over the 18 months following November 22, 2001 and one-third vested on May 22, 2003. After receiving return of capital equal to an aggregate of $100 per preferred share, including distributions received in connection with our initial public offering, New SAC redeemed all of its preferred shares for nominal consideration as of March 14, 2003. Under its 2001 Restricted Share Plan, New SAC issued 20,000 ordinary shares to Mr. Waite on January 3, 2001. A quarter of these shares vested on November 22, 2001 and three-quarters are vesting and will continue to vest proportionately each month over the 36 months following November 22, 2001. As of June 27, 2003, Mr. Waite held 7,083 unvested ordinary shares of New SAC (including shares transferred by him for estate planning purposes) having a value of $2,833,200, based on the fair market value, as determined by New SAC, of the ordinary shares of New SAC on May 30, 2003 (the last date in fiscal year 2003 on which New SAC determined such value). New SAC determined such value to be approximately $400 per ordinary share. As the holder of restricted ordinary shares, Mr. Waite will receive the same distributions as other holders of New SAC ordinary shares, when, if and as declared by New SAC’s board of directors.

Option Grants in Fiscal Year 2003

The following table provides information concerning options to purchase our common shares that were granted to the named executive officers between June 29, 2002 and June 27, 2003:

Individual Grants
Name	Number of Securities Underlying Options Granted (#) (2)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh) (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
					5% ($)	10% ($)
Stephen J. Luczo	—	—	—	—	—	—
William D. Watkins	1,500,000	8.67%	$8.22	2/13/13	$7,754,271	$19,650,845
Charles C. Pope	—	—	—	—	—	—
Townsend H. Porter, Jr.	—	—	—	—	—	—
Donald L. Waite	—	—	—	—	—	—

(1)	Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates for appreciation only, based on SEC rules, and do not represent Seagate Technology’s estimate or projection of the price of Seagate Technology’s common shares in the future. Actual gains, if any, on option exercises depend upon the actual future performance of the common shares and the continued employment of the option holders throughout the vesting period. Accordingly, the potential realizable values set forth in this table may not be achieved.

(2)	No options were granted to the named executive officers during fiscal year 2003 other than the grant of options to purchase 1,500,000 of our common shares to Mr. Watkins on February 14, 2003. Of Mr. Watkins’ 1,500,000 options, 200,000 vest on February 14, 2005; an additional 250,000 options vest proportionately over the 12 months commencing March 14, 2005; an additional 300,000 options vest proportionately over the 12 months commencing March 14, 2006; an additional 350,000 options vest proportionately over the 12 months commencing; March 14, 2007; and an additional 400,000 options vest proportionately over the 12 months commencing March 14, 2008.

(3)	On the date of grant, our board of directors determined the fair market value of one of our common shares as determined pursuant to our 2001 Share Option Plan under which such options are granted. Generally, the fair market value is equal to the mean of the high and low selling prices of one of our common shares as reported on the date of determination on the New York Stock Exchange.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning the number of shares acquired and the value realized for options exercised by each of the named executive officers during the fiscal year ended June 27, 2003, and the aggregate dollar value of unexercised options held at the end of fiscal year 2003.

Aggregate Fiscal Year-End Option Values

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of common shares underlying unexercised options at fiscal year-end Exercisable/ Unexercisable	Value of unexercised in-the-money options at fiscal year-end Exercisable/ Unexercisable (1)
Stephen J. Luczo	175,000	$1,279,250	55,292 / 159,494	$882,184 / $2,544,727
William D. Watkins	—	—	421,191 / 1,730,983	$6,720,102 / $18,737,834
Charles C. Pope	—	—	97,824 / 138,590	$1,560,782 / $2,211,203
Townsend H. Porter, Jr.	—	—	342,007 / 187,558	$5,456,722 / $2,992,488
Donald L. Waite	102,900	$1,148,494	15,244 / 64,791	$243,218 / $1,033,740

(1)	For all unexercised in-the-money options, the values are based upon the fair market value of common shares at June 27, 2003 of $18.26 per share, which was the average of the high and low trading price of our common shares on the New York Stock Exchange on that date.

Employment and Other Agreements

Employment Agreements.    In connection with the November 2000 transactions, each of Messrs. Luczo, Watkins, Pope, Porter, Waite and a number of other senior executives entered into employment agreements with our indirect subsidiary, Seagate Technology (US) Holdings, Inc., on February 2, 2001. Each of these agreements relates to the employment of the named executive officers on our behalf and has a three-year term, subject to automatic, successive one year renewals after that first term.

We list below a chart showing these executives’ current base salaries and target bonuses if specified performance goals are met.

Executive	Base Salary	Target Bonus
Stephen J. Luczo	$1,000,000	150% of Base Salary
William D. Watkins	850,000	150% of Base Salary
Charles C. Pope	550,000	125% of Base Salary
Townsend H. Porter, Jr.	500,000	100% of Base Salary
Donald L. Waite	500,000	100% of Base Salary

An executive may elect to defer the payment of all or a portion of his bonus. The executives are also entitled to participate in employee benefits programs comparable, in the aggregate, to those employee benefits programs made available to senior executives of Seagate Delaware immediately prior to the closing of the November 2000 transactions. These programs include health, life and disability insurance and retirement and fringe benefits.

Under the employment agreements, in the event an executive’s employment is terminated by us without cause or by the executive with good reason, as each term is defined in the employment agreements, the executive will receive, subject to compliance with the restrictive covenants described below, the following:

•	continued payment of base salary and target bonus and

•	continued participation in our health, dental and life insurance programs for a specified period following the termination of his employment. Mr. Luczo will receive these severance benefits for two years following the termination of his employment. Mr. Watkins will receive these severance benefits for the period equal to the greater of (a) 12 months and (b) the period of time from the date of termination through November 22, 2004. Messrs. Pope, Porter and Waite will receive these severance benefits for one year following the termination of employment. In addition, the options granted in connection with the employment agreements will immediately vest in full and become fully exercisable.

Under the employment agreements, the executives are subject to customary confidentiality, nondisclosure, noncompete and nonsolicitation covenants during the term of employment and for the period in which the executive would receive severance in the event that the executive’s employment is terminated.

Management Retention Agreements.    Between November 2, 1998 and December 1, 1999, Seagate Delaware entered into management retention agreements with Messrs. Luczo, Watkins, Pope, Porter and Waite and a number of other key executive officers. Pursuant to the Management Participation Agreement dated March 29, 2000 between Seagate Delaware, New SAC, and each of these executive officers, New SAC assumed the obligations under the management retention agreements and modified the benefits provided to each executive officer under these agreements. New SAC subsequently assigned the management retention agreements to us. As of June 27, 2003, these management retention agreements provide that if the executive’s employment is terminated by us without cause or by the executive with good reason in connection with a change of control transaction, and if, as a result of such termination, severance benefits provided to the executive are subject to excise tax, Messrs. Luczo, Watkins, Pope, Porter and Waite may receive a payment from us of up to that amount sufficient to pay such excise tax arising from payment of the severance benefits and an additional payment from us of up to an amount sufficient to pay the excise tax and federal and state income taxes arising from such initial excise tax payment.

Rollover Agreements and Deferred Compensation Plans.    The following information is provided as disclosure regarding the basis for certain payments to the named executive officers in fiscal year 2003 pursuant to the Rollover Agreements and Deferred Compensation Plans. As of June 27, 2003, we have no further obligations to make payments or provide benefits to the named executive officers pursuant to the deferred compensation plans. Under rollover agreements entered into in connection with the closing of the November 2000 transactions with members of the management group, executives with titles of senior vice president or higher agreed to roll at least 50%, and more junior executives agreed to roll at least 25%, of the value of their restricted shares of Seagate Delaware common stock and unvested options to purchase shares of Seagate Delaware common stock, valued in the aggregate at approximately $184 million, into:

•	an interest in a deferred compensation plan established and maintained by either Seagate Technology HDD Holdings (our wholly-owned subsidiary) or Seagate Technology SAN Holdings, with the substantial majority of the participants receiving interests in the deferred compensation plan maintained by Seagate Technology HDD Holdings; and

•	restricted ordinary and preferred shares of New SAC granted under the New SAC 2000 Restricted Share Plan.

At the closing of the November 2000 transactions, the value of the rolled securities was approximately $184 million. The rolled securities were converted into:

•	interests in the Seagate Technology HDD Holdings’ and Seagate Technology SAN Holdings’ deferred compensation plans representing approximately 97.4% of the value of the rolled securities;

•	restricted preferred shares of New SAC representing approximately 2.6% of the value of the rolled securities; and

•	restricted ordinary shares of New SAC representing approximately 16.8% of the total ordinary shares of New SAC outstanding at the closing of the November 2000 transactions.

In addition, at the closing of the November 2000 transactions, certain individuals purchased additional ordinary and preferred shares of New SAC for approximately $41 million in cash. Of this $41 million, approximately $21 million was purchased by members of the management group.

The principal elements of the Seagate Technology HDD Holdings deferred compensation plan were as follows:

•	Seagate Technology HDD Holdings was obligated to make distributions to participants in its deferred compensation plan, with respect to the vested portion of their accounts, shortly after our sponsor group received distributions or returns on their New SAC preferred shares and, with respect to the remaining portion of their accounts, at the time of vesting;

•	the amount distributed at any time to participants under Seagate Technology HDD Holdings’ deferred compensation plan bore the same proportion to the aggregate obligations under the plan as the distributions to our sponsor group at that same time bore to their initial preferred share investment in New SAC. In approximate terms, for each $100 of preferred share distributions made by New SAC, Seagate Technology HDD Holdings was to make approximately $19 of distributions to participants in its deferred compensation plan;

•	prior to the distributions described below, the maximum aggregate obligation of Seagate Technology HDD Holdings under its deferred compensation plan was approximately $179 million;

•	prior to June 19, 2002, when the board accelerated vesting of all deferred compensation interests under the terms of the plan, the interests of the participants in Seagate Technology HDD Holdings’ deferred compensation plan were subject to multi-year vesting;

•	Seagate Technology HDD Holdings had the ability, subject to the restrictive covenants set forth in our senior secured credit agreement and the indenture governing our 8% senior notes, to amend its deferred compensation plan;

•	upon a change of control of Seagate Technology HDD Holdings, all interests under its deferred compensation plan were required to be paid in cash;

•	Seagate Technology HDD Holdings was permitted to make distributions, at its option, in cash or the same securities or other property distributed by New SAC as preferred share distributions to our sponsor group;

•	if Seagate Technology HDD Holdings had insufficient assets to make distributions under its deferred compensation plan and it had not experienced a change of control, it was permitted to demand that New SAC loan or otherwise provide the funding, on arm’s length terms for the distribution, subject to limitations;

•	Seagate Technology HDD Holdings’ obligations under its deferred compensation plan were subordinated in right of payment to the prior payment in full of certain of its senior debt obligations, including our senior secured credit facilities and our outstanding 8% senior notes; and

•	compensation expense related to Seagate Technology HDD Holdings’ obligations under its deferred compensation plan was fully recognized in the quarter ended June 28, 2002 upon completion of the 2002 refinancing and subsequent acceleration of all vesting.

The terms of the Seagate Technology SAN Holdings deferred compensation plan were substantially similar to the terms of the Seagate Technology HDD Holdings deferred compensation plan.

On May 20, 2002, we made a distribution to our shareholders, including New SAC, to enable New SAC to make a distribution to its preferred shareholders, of approximately $167 million. As a result, Seagate Technology HDD Holdings made a distribution to participants in its deferred compensation plan in the amount of approximately $32 million. Under the terms of the indenture that governs our outstanding 8% senior notes, we are permitted to make significant shareholder distributions in the future. In connection with our initial public offering, we paid a distribution of approximately $262 million to our then-existing shareholders, including New SAC. Upon such distribution, New SAC distributed such proceeds to the holders of its preferred shares. In addition, in connection with New SAC’s participation in our initial public offering, New SAC distributed its net proceeds from the offering to the holders of its preferred and ordinary shares. As a result of those distributions by

New SAC to holders of its preferred shares in connection with our initial public offering, Seagate Technology HDD Holdings became obligated to make payments of approximately $147 million to participants of its deferred compensation plan, including named executive officers. Those payments were made following the closing of our initial public offering, thereby satisfying all remaining obligations under the deferred compensation plan.

Director and Officer Indemnification and Insurance.    As part of the November 2000 transactions, New SAC agreed to fulfill the indemnification obligations of Seagate Delaware and all of its subsidiaries acquired in the November 2000 transactions and to maintain liability insurance for the directors and officers of those entities. As a consequence, our charter documents include indemnification and exculpation clauses similar to those formerly contained in Seagate Delaware’s charter documents, and the premiums for our directors’ and officers’ liability insurance policies are paid by New SAC. We, New SAC, Certance Holdings and Seagate Software (Cayman) Holdings have also entered into indemnification agreements with our directors and officers. See the “Related Party Transactions—Indemnification of Directors and Officers” section of this prospectus.

Seagate Technology’s 2001 Share Option Plan.    This plan provides for grants of non-qualified and incentive stock options to employees, directors (including non-employee directors) and consultants to acquire our common shares. This plan is administered by our board of directors, which is entitled to delegate this administration at any time to a board committee or sub-committee designated to administer it. The board or committee that administers the plan will determine the participants and the terms of options granted, including the number of shares subject to the option and the exercisability of them. 100,000,000 of our common shares have been reserved for issuance under the plan.

The board or committee that administers the plan determines the price of the options granted under the plan at the time of grant. The board or committee also establishes the vesting schedules and exercise prices for the options, provided that the exercise price must be at least 85% of the fair market value of our common shares on the date of grant (100% in the case of a grant of a tax-advantaged incentive stock option).

If a transaction occurs that would have a dilutive effect on the value of the options granted under the plan, the board or committee that administers the plan shall make a substitution or adjustment, as it deems to be equitable, regarding the number or kind of shares or other securities or property issued or reserved for issuance pursuant to the plan or pursuant to outstanding options, the option price and/or any other affected terms of the options.

In the event of a change in control in which the surviving corporation refuses to assume outstanding options or to substitute similar awards, the board or committee administering the plan, may, in its sole discretion, take action, as it deems necessary or desirable regarding any option, including the following:

•	acceleration of the vesting of an option; and

•	the payment of a cash amount in exchange for the cancellation of an option equal to the product of (a) the excess, if any, of the fair market value per share at the time over the option price, and (b) the number of shares then subject to the option.

As of June 27, 2003, options to purchase 73,084,486 common shares were outstanding at a weighted average exercise price of $4.55 per share. As of June 27, 2003, options to purchase 14,870,267 common shares had been exercised.

The board of directors may amend, alter or discontinue the plan, but no amendment, alteration or discontinuation of the plan shall be made without the written consent of a participant, if such participant’s rights would be diminished under any previously granted option, except as otherwise required by applicable law.

Seagate Technology’s Employee Stock Purchase Plan.     In connection with our initial public offering, we implemented our employee stock purchase plan. The plan is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the U.S. Internal Revenue Code and provides our employees with an opportunity to purchase common shares through payroll deductions. Currently 20,000,000 shares are available for issuance under the plan. The number of shares available under the stock purchase plan will automatically increase annually on the first day of each fiscal year by the lesser of 2,500,000 shares or 0.5% of the number of our shares outstanding on the last day of the immediately preceding fiscal year, or by a lesser number as determined by our board of directors. Generally, all employees of Seagate Technology and our designated subsidiaries are eligible to participate. Non-employee directors, consultants and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make their participation impractical are not eligible to participate.

The plan designates offering periods, purchase periods and purchase dates. Offering periods will generally be consecutive twelve-month periods. Purchase periods will generally be six-month periods falling within an offering period. On the first day of each offering period, each eligible employee will be granted an option to purchase on each purchase date within the offering period such number of our common shares as is determined by dividing the total amount that has been withheld from the employee’s compensation under the plan during such purchase period by the applicable purchase price. The purchase date will be the last trading day in a purchase period. Shares may be purchased under the plan at a purchase price equal to the lesser of:

•	85% (or some higher percentage as determined by our board of directors) of the closing price of our common shares on the date of the grant of the option, which is the commencement of the offering period; or

•	85% (or some higher percentage as determined by our board of directors) of the closing price of our common shares on the purchase date, which is the last trading day of a purchase period.

The employee’s option is automatically exercised on each purchase date. If the closing price of our common shares on the purchase date is less than the closing price of our common shares on the first day of the offering period, the offering period terminates after the exercise of the employee’s option and each employee is automatically enrolled in a new offering period.

Eligible employees may elect to deduct from 1% to 10% of their base cash compensation and commissions, excluding bonuses, stock compensation income, and other forms of extraordinary compensation. The maximum number of common shares that any employee may purchase under the plan during a purchase period is 1,000 shares. No more than 2,500,000 shares in the aggregate may be purchased during any single purchase period. Provisions of the plan intended to satisfy applicable U.S. federal tax laws impose additional limitations on the amount of common shares that may be purchased during any calendar year.

In the event of a change in control, the board or committee administering the plan may, in its sole discretion, take any of the following actions as it deems necessary or desirable regarding any option:

•	provide that the successor entity may assume each option or issue an equivalent option;

•	establish a date on or before the date of the consummation of a change of control transaction that will be treated as a purchase date and exercise all outstanding options on that date;

•	terminate all outstanding options and refund the accumulated payroll deductions to participants; or

•	continue the outstanding options unchanged.

The initial offering period commenced on December 10, 2002 and will end on the last trading day on or before January 31, 2004. Shares will be purchased on the initial purchase date at the lower of 85% of $12 or 85% of the closing price of our common shares on the last trading day on or before July 31, 2003. Thereafter, purchase periods will commence each February 1 and August 1. Our board of directors has the authority to terminate or amend the plan, subject to specified restrictions, and will appoint a committee to administer and resolve all questions relating to the administration of the plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding common shares as of June 27, 2003 by:

•	each person who is known to us to be the beneficial owner of 5% or more of our outstanding voting power;

•	each of our executive officers named in the summary compensation table;

•	each of our directors; and

•	all directors and executive officers as a group.

After this offering, it is expected that affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. will indirectly own 21.1%, 14.7%, 7.6%, 4.4% and 1.5%, respectively, of our outstanding common shares through their ownership of New SAC. In addition, after this offering, it is expected that certain members of our management will indirectly own, in the aggregate, 13.0% of our outstanding common shares through their ownership of New SAC. The sponsor group’s and management’s ownership of New SAC is the subject of a shareholders agreement and other arrangements that result in the sponsors acting as a group with respect to all matters submitted to our shareholders.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned Before the Offering		Number of Common Shares Being Offered	Number of Common Shares Beneficially Owned After the Offering		Percentage of Total Voting Power (1)
						Before the Offering	After the Offering
5% Holders:
New SAC c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands	351,500,000	(2)	60,000,000	291,500,000		80.1%	66.4%
Affiliates of Silver Lake Partners, L.P. c/o Silver Lake Partners, L.P. 2725 Sand Hill Road Menlo Park, California 94025	351,500,000	(3)	60,000,000	291,500,000		80.1	66.4
TPG SAC Advisors III Corp. c/o Texas Pacific Group 301 Commerce Street—Suite 3300 Fort Worth, Texas 76102	351,500,000	(4)	60,000,000	291,500,000		80.1	66.4
Affiliates of August Capital III, L.P. 2480 Sand Hill Road—Suite 101 Menlo Park, California 94025	351,500,000	(5)	60,000,000	291,500,000		80.1	66.4

Named Executive Officers and Members of the Board of Directors:
Stephen J. Luczo (6)	281,451	(7)	—	281,451	(7)	*	*
William D. Watkins (6)	407,604	(8)	—	407,604	(8)	*	*
Charles C. Pope (6)	244,562		—	244,562		*	*
Townsend H. Porter, Jr. (6)	330,974		—	330,974		*	*
Donald L. Waite (6)	114,333		—	114,333		*	*
David Bonderman (9)	—	(10)	—	—	(10)	—	—
William W. Bradley (6)	—	(11)	—	—	(11)	—	—
James G. Coulter (9)	—	(12)	—	—	(12)	—	—
James A. Davidson (13)	—	(14)	—	—	(14)	—	—
Glenn H. Hutchins (13)	—	(15)	—	—	(15)	—	—
Donald E. Kiernan(6)	—	(16)	—	—	(16)	—	—
David F. Marquardt (17)	—	(18)	—	—	(18)	—	—
John W. Thompson (6)	—	(19)	—	—	(19)	—	—
Edward J. Zander (13)	—	(20)	—	—	(20)	*	*
All Executive Officers and Members of the Board of Directors As a Group (24 Persons)	2,265,597	(21)		2,265,597	(21)	*	*

(footnotes on next page)

*	Less than 1%.

(1)	Total voting power is based on 466,959,017 common shares outstanding as of June 27, 2003, together with applicable options to purchase common shares for each shareholder exercisable on June 27, 2003 or within 60 days thereafter. Each common share is entitled to one vote. We have determined beneficial ownership in accordance with the rules of the SEC based on factors, including voting and investment power, with respect to shares subject to applicable community property laws. Common shares issuable upon the exercise of options currently exercisable or exercisable within 60 days after June 27, 2003 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage of any other person.

(2)	Messrs. Luczo, Watkins, Bonderman, Coulter, Davidson, Hutchins and Marquardt, in their capacities as directors of New SAC, may be deemed to have shared voting or dispositive power over the 351,500,000 common shares held by New SAC. Each of them, however, disclaims this beneficial ownership.

(3)	Includes the 351,500,000 common shares beneficially owned by New SAC, over which affiliates of Silver Lake Partners, L.P. may be deemed, as a result of their ownership of 31.8% of New SAC’s total outstanding shares, to have shared voting or dispositive power. The affiliates of Silver Lake Partners, L.P., however, disclaim this beneficial ownership. The affiliates of Silver Lake Partners, L.P. are Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. and the sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP LTD. The shareholders of Silver Lake (Offshore) AIV GP LTD are Mr. Davidson, Mr. Hutchins, Mr. Zander, David J. Roux, Integral Capital Partners SLP LLC and Alan Austin. All persons identified above disclaim beneficial ownership of those shares.

(4)	Includes the 351,500,000 common shares beneficially owned by New SAC. The shareholders of TPG SAC Advisors III Corp. may be deemed to have shared voting or dispositive power over those shares. TPG SAC Advisors III Corp. is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P., which owns approximately 22.1% of New SAC’s total outstanding shares. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, Justin Chang and John Marren. Each of them, however, disclaims beneficial ownership of those shares.

(5)	Includes the 351,500,000 common shares beneficially owned by New SAC. The members of August Capital Management III, L.L.C. may be deemed to have shared voting or dispositive power of those shares. August Capital Management III, L.L.C. is the general partner of August Capital III, L.P., which, together with its affiliates, owns approximately 11.4% of New SAC’s outstanding shares. The members of August Capital Management III, L.L.C. are Andrew S. Rapaport, John Johnston, David F. Marquardt and Andrew Anker. Each of them, however, disclaims beneficial ownership of those shares.

(6)	The business address of each of these individuals is our office at 920 Disc Drive, Scotts Valley, California 95067.

(7)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Luczo may be deemed, in his capacity as a director and the chief executive officer of New SAC, to have shared voting or dispositive power. Mr. Luczo disclaims this beneficial ownership. Mr. Luczo owns 556,904 ordinary shares of New SAC, which represents approximately 4.9% of New SAC’s total outstanding shares.

(8)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Watkins may be deemed, in his capacity as a director and the chief operating officer of New SAC, to have shared voting or dispositive power. Mr. Watkins disclaims this beneficial ownership. Mr. Watkins owns 179,132 ordinary shares of New SAC, which represents approximately 1.6% of New SAC’s total outstanding shares.

(9)	Messrs. Bonderman and Coulter are shareholders of TPG SAC Advisors III Corp., which is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P., which owns shares of New SAC. Messrs. Bonderman and Coulter are also shareholders of each of TPG Advisors III, Inc. and T3 Advisors, Inc., each of which controls the investment funds that are the limited partners of SAC Investments, L.P. In addition, David Bonderman, James G. Coulter, Justin T. Chang, John W. Marren and William S. Price are principals of Texas Pacific Group and are shareholders of TPG SAC Advisors III Corp. As a result of the above, each of these individuals may be deemed to share beneficial ownership of the shares owned by SAC Investments, L.P. Each of them disclaims this beneficial ownership. The business address of each of these individuals is c/o TPG SAC Advisors III Corp. at the address listed in the table.

(10)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Bonderman may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Mr. Bonderman disclaims this beneficial ownership.

(11)	In connection with his election to our board of directors, Senator Bradley was granted options to purchase 100,000 of our common shares at an exercise price of $19.09 per share. A quarter of the option shares will vest on July 2, 2004. The remaining option shares will vest proportionally each month over the 36 months following July 2, 2004.

(12)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Coulter may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Mr. Coulter disclaims this beneficial ownership.

(13)	Messrs. Davidson, Hutchins and Zander are (a) shareholders and directors of Silver Lake (Offshore) AIV GP LTD, which is the sole general partner of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. Silver Lake Technology Associates Cayman, L.P. is the sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P., which we refer to as the Silver Lake funds, which together with Silver Lake Technology Investors Cayman, L.P. own shares of New SAC and (b) limited partners of Silver Lake Technology Associates Cayman, L.P. Mr. Hutchins is also a limited partner of Silver Lake Technology Investors Cayman, L.P. In addition, Messrs. Davidson and Hutchins are founders and principals of Silver Lake Partners, L.P., an affiliate of each of the Silver Lake funds. As a result of the above, Messrs. Davidson, Hutchins and Zander may be deemed to share beneficial ownership of the shares owned by the Silver Lake funds. Each of them disclaims this beneficial ownership. The business address of each of these individuals is c/o Silver Lake Partners, L.P. at the address listed in the table.

(14)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Davidson may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Mr. Davidson disclaims this beneficial ownership.

(15)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Hutchins may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Mr. Hutchins disclaims this beneficial ownership.

(16)	In connection with his election to our board of directors, Mr. Kiernan was granted options to purchase 100,000 of our common shares at an exercise price of $11.50 per share. A quarter of the option shares will vest on April 28, 2004. The remaining shares will vest proportionally each month over the 36 months following April 28, 2004.

(17)	Mr. Marquardt is an Investment Member of August Capital Management III, L.L.C., which is the general partner of each of August Capital III, L.P., August Capital Strategic Partners III, L.P. and August Capital III Founders Fund, L.P. As a result, he may be deemed to share beneficial ownership of these entities’ ownership of shares of New SAC. He disclaims this beneficial ownership. The business address of Mr. Marquardt is c/o August Capital Management, L.L.C. at the address listed in the table.

(18)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which Mr. Marquardt may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Mr. Marquardt disclaims this beneficial ownership.

(19)	Mr. Thompson directly owns 10,000 ordinary shares of New SAC which he purchased for cash. In addition, Mr. Thompson was issued 1,000 ordinary shares of New SAC on March 21, 2001 and an additional 2,000 ordinary shares of New SAC on July 24, 2001. These shares were issued under New SAC’s 2001 Restricted Share Plan and vest proportionately each month over the 48 months following November 22, 2000.

(20)	In connection with his election to our board of directors, Mr. Zander was granted options to purchase 100,000 of our common shares at an exercise price of $14 per share. These options vest proportionately over four years from the date of grant.

(21)	Does not include the 351,500,000 common shares beneficially owned by New SAC, over which each of Messrs. Bonderman, Coulter, Davidson, Hutchins, Luczo, Marquardt and Watkins may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Each of these directors disclaims this beneficial ownership.

RELATED PARTY TRANSACTIONS

New SAC Shareholders Agreement

As of the date of the closing of the November 2000 transactions, our parent company, New SAC, entered into a shareholders agreement with our sponsor group and specified members of our management. The New SAC shareholders agreement will terminate in the event that 50% or more of New SAC’s shares are sold or distributed to the public or are actively traded on a national securities exchange.

Corporate Governance.    New SAC’s board of directors consists of nine members, three of whom are designated by Silver Lake Partners, two of whom are designated by Texas Pacific Group, one of whom is an executive officer of New SAC whose appointment is reasonably acceptable to a majority of the directors, one of whom is an independent director proposed by Silver Lake Partners, approved by Texas Pacific Group and reasonably acceptable to a majority of the directors, one of whom is the chief executive officer of New SAC and one of whom is a director elected pursuant to the provisions of New SAC’s governing documents. The consent of at least seven members of New SAC’s board of directors is required before New SAC may voluntarily commence a bankruptcy proceeding, enter into a material business combination, sell a material amount of assets, enter into a material transaction with a member of our sponsor group or any of its affiliates, authorize, issue or sell equity securities or options or warrants to purchase equity securities, pay dividends or redeem equity securities or amend its memorandum and articles of association. Accordingly, our ability to engage in some transactions requiring shareholder approval will effectively be limited without the consent of specified members of our sponsor group. In addition, the consent of eight directors is required to increase or decrease the size of New SAC’s board, and the consent of seven directors is required for the exercise of the drag-along rights described below, and the consent of at least five directors, with no management directors participating, is required to terminate the chief executive officer of New SAC or appoint a replacement for that position.

Preemptive Rights.    The parties to the New SAC shareholders agreement have preemptive rights allowing them to acquire for cash, in proportion to their respective shareholdings in New SAC, additional securities proposed to be issued and sold by New SAC, excluding shares issued upon the exercise of outstanding options granted under employee benefit plans or similar arrangements. If a shareholder fails to exercise its preemptive rights, New SAC has the right to sell these additional securities.

Transfer Restrictions; Tag-Along Rights; Drag-Along Rights.    No party to the New SAC shareholders agreement is permitted to sell, transfer or otherwise dispose of any of New SAC’s shares until the earlier of November 22, 2003 or 180 days after an initial public offering of New SAC, without the prior consent of both Silver Lake Partners and Texas Pacific Group, subject to customary exceptions. After the earlier of November 22, 2003 or 180 days after the initial public offering of New SAC, each shareholder party to the agreement will have a right of first offer to acquire any New SAC shares that another shareholder party to the New SAC shareholders agreement proposes to sell or otherwise transfer, and any third-party buyer will be subject to approval of New SAC’s board of directors, excluding those directors affiliated with the transferring shareholder. In addition, each shareholder party to the New SAC shareholders agreement and each member of the management group has customary tag-along rights, which are the rights to include its shares, on the same terms and conditions, in any sale by a shareholder party to the agreement to a third party, on a proportional basis based on relative ownership levels at that time. Finally, beginning after the earlier of November 22, 2003 or 180 days after an initial public offering of New SAC, any shareholders party to the New SAC shareholders agreement holding a majority of the outstanding shares of New SAC will also have drag-along rights, meaning that if such shareholder or shareholders receive an offer from a third party to purchase a majority of New SAC’s outstanding shares or enter into a business combination, such shareholder or shareholders will have the right to cause New SAC’s other shareholders to join in the sale or business combination on the same terms and conditions.

Registration Rights.    Subject to specified limitations, New SAC agreed in the New SAC shareholders agreement to include its shares owned by the shareholders party to the New SAC shareholders agreement, on a proportional basis, in any public offering, other than the initial public offering of its shares, by granting all shareholders party to the agreement unlimited piggyback registration rights, shareholders holding at least 20% of New SAC’s outstanding shares three demand registrations, and any single shareholder holding at least 10% of New SAC’s outstanding shares one demand registration right with respect to that shareholder. In addition, subject to certain conditions, all shareholders party to the New SAC shareholders agreement have an unlimited number of registration rights on Form S-3. New SAC has agreed to pay all registration expenses relating to these registrations and to indemnify the selling shareholders. New SAC and the members of our sponsor group have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not exercise their demand registration rights and will not transfer any New SAC shares or our common shares during the period ending 180 days after the date of this prospectus. See “Underwriters.”

Distribution Upon Initial Public Offering of Certain Subsidiaries; New Shareholders Agreement.    At any time 190 days after the initial public offering of the shares of designated subsidiaries of New SAC, excluding us, Silver Lake Partners or Texas Pacific Group, or both, can require that New SAC distribute to its shareholders who are parties to the New SAC shareholders agreement the remaining shares of the newly public subsidiary held by New SAC. Under the terms of the New SAC shareholders agreement, upon the distribution of a newly public subsidiary’s shares pursuant to this provision, the newly public subsidiary is required to enter into a new agreement with the shareholders of New SAC who are parties to the New SAC shareholders agreement, on substantially the same terms as the New SAC shareholders agreement. Although this provision would have allowed Silver Lake Partners or Texas Pacific Group, or both, to cause a distribution of our common shares held by New SAC at any time after June 21, 2003, in connection with our initial public offering, Silver Lake Partners and Texas Pacific Group agreed not to exercise this right in the future. Instead, members of our sponsor group have entered into a new agreement, the material terms of which are summarized below. See “—Seagate Technology Shareholders Agreement.”

New SAC Management Shareholders Agreement

On the closing of the November 2000 transactions, New SAC entered into a management shareholders agreement with members of the management group. After the closing of the November 2000 transactions, other senior officers and employees of New SAC, who were granted shares or options to purchase shares, were required to join the New SAC management shareholders agreement. We refer to the members of the management group and these other persons as management shareholders. The New SAC management shareholders agreement, except for specified provisions relating to piggyback registration rights, will terminate when at least 50% of New SAC’s issued and outstanding ordinary shares have been sold or distributed to the public or are actively traded on a national securities exchange or interdealer quotation system.

Transfer Restrictions.    Under the New SAC management shareholders agreement, each management shareholder agreed, subject to customary exceptions, not to transfer any shares of New SAC acquired in connection with the November 2000 transactions prior to the earliest to occur of the sale of at least 15% of New SAC’s outstanding ordinary shares or the sale of New SAC ordinary shares that results in gross proceeds of at least $250 million in a qualified public offering, a change of control of New SAC, or November 22, 2005 for certain specified management shareholders who are senior managers of New SAC and November 22, 2002 for other management shareholders.

Tag-Along Rights.    Prior to a qualified public offering, management shareholders will have the tag-along rights that are provided in the New SAC shareholders agreement as detailed above, but only with respect to unrestricted and vested ordinary shares of New SAC.

Drag-Along Rights.    If any shareholders of New SAC party to the shareholders agreement holding a majority of the outstanding shares of New SAC receive an offer from a third party to purchase at least a majority of New SAC’s outstanding ordinary shares, and such shareholder or shareholders decide to accept that offer, then the management shareholders will be required to transfer a proportionate number of their vested preferred and ordinary shares of New SAC in that sale.

Right of First Refusal.    If, following the earliest to occur of a qualified public offering of New SAC, a change of control of New SAC and the fifth anniversary (with respect to management shareholders who are senior managers of New SAC) or the second anniversary (with respect to other management shareholders) of the closing of the November 2000 transactions, but prior to an initial public offering of New SAC, a management shareholder receives an offer from a third party to purchase any of his unrestricted and vested ordinary or preferred shares of New SAC, then New SAC will have the right of first refusal to purchase all such shares on substantially the same terms and conditions.

Call Rights.    If the employment of a management shareholder terminates for any reason prior to the fifth anniversary (with respect to management shareholders who are senior managers of New SAC) or the second anniversary (with respect to other management shareholders) of the closing of the November 2000 transactions, New SAC will have the option, for 60 days, to purchase any ordinary or preferred shares of New SAC held by that individual. If New SAC does not exercise that option within the 60-day period, then the members of our sponsor group and management shareholders who are our senior managers will have the same call right for 30 days.

Piggyback Registration Rights.    Each management shareholder will have the piggyback registration rights and the demand registration rights on Form S-3 contained in the shareholders agreement as detailed above.

Distribution Upon Initial Public Offering of Certain Subsidiaries; New Management Shareholders Agreement.    If Silver Lake Partners and/or Texas Pacific Group require New SAC to make a distribution of a newly public subsidiary’s shares, upon the occurrence of that distribution the newly public subsidiary of New SAC is required to enter into a new agreement with the management shareholders, on substantially the same terms as the management shareholders agreement. Such new management shareholders agreement would give the management shareholders all of the same rights discussed above, in respect of the newly public subsidiary of New SAC. Silver Lake Partners and Texas Pacific Group have agreed not to exercise this right in the future and, accordingly, we do not intend to enter into an agreement with the management shareholders. However, under the Seagate Technology shareholders agreement, we have agreed to grant the management shareholders limited registration rights with respect to our shares. See “—Seagate Technology Shareholders Agreement.”

Seagate Technology Shareholders Agreement

In connection with our initial public offering, we entered into a new shareholders agreement with New SAC and the members of our sponsor group, the principal terms of which are summarized below. The Seagate Technology shareholders agreement took effect on December 13, 2002 and, except as discussed below, will terminate in the event that 50% or more of our shares are sold or distributed to the public or are actively traded on a national securities exchange.

Corporate Governance.    The Seagate Technology shareholders agreement provides for a board of directors of eleven members, four of whom are additional directors nominated by our nominating and corporate governance committee and approved by a majority of the board of directors (other than the additional directors), three of whom are designated by Silver Lake Partners, two of whom are designated by Texas Pacific Group, one of whom is a management director and one of whom is our chief executive officer. One of the additional directors is David Marquardt, a representative of August Capital. The consent of at least seven members of our board of directors is required before we may voluntarily commence a bankruptcy proceeding, enter into a business combination with any entity with consolidated assets that exceed 15% of our consolidated assets, sell assets in excess of 15% of our consolidated assets, authorize, issue or sell our equity securities or options or warrants to purchase our equity securities in excess of 15% of our outstanding shares, pay dividends in excess of 15% of our net income in the prior fiscal year, redeem equity securities in excess of 5% of our shareholders’ equity or amend our memorandum and articles of association. Accordingly, members of our sponsor group, acting together, may limit our ability to engage in transactions requiring shareholder approval or the approval of our board of directors. In addition, the consent of at least ten directors is required to increase or decrease the size of our board, and the consent of at least seven directors, other than the chief executive officer and the other management director participating, is required to terminate our chief executive officer or appoint a replacement for that position. Notwithstanding these provisions, the parties to the Seagate Technology shareholders agreement have agreed that the composition and operation of our board of directors will be revised as necessary to permit us to comply with applicable law and the rules of the New York Stock Exchange. The provisions relating to the composition and operation of our board of directors will terminate upon the earlier of the termination of the Seagate Technology shareholders agreement or the date on which we are no longer entitled to the “controlled company” exception under the proposed rules of the New York Stock Exchange.

Transfer Restrictions; Tag-Along Rights.    New SAC may not transfer any of our shares before September 14, 2004 without the prior consent of Silver Lake Partners, Texas Pacific Group and our chief executive officer. In addition, without the consent of Silver Lake Partners and Texas Pacific Group none of Stephen J. Luczo, our chief executive officer, William D. Watkins, our president and chief operating officer, or Charles C. Pope, our executive vice president and chief financial officer, may transfer any of our shares that they acquire through the exercise of employee stock options (other than the same day sales of such number of shares which generates net sales proceeds equal to the exercise price and tax obligations generated by such exercise) until the earlier of September 14, 2004, the date New SAC transfers any of our shares or the termination of their employment. Between September 14, 2004 and December 14, 2006, New SAC will distribute all or part of our shares held by New SAC to the New SAC shareholders upon the request of either Silver Lake Partners or Texas Pacific Group. After December 14, 2006, any member of our sponsor group may request that New SAC distribute all of our shares that it continues to hold, if any, to New SAC’s shareholders. In no event will New SAC make more than one distribution in any three-month period. Each of Silver Lake Partners, Texas Pacific Group, August Capital and Integral Capital Partners will have customary tag-along rights with respect to any transfer by Silver Lake Partners, Texas Pacific Group or August Capital of shares representing 3% of our outstanding common shares.

Registration Rights.    Subject to specified limitations, we have agreed to include any of our common shares owned by New SAC or any shareholder of New SAC, on a proportional basis, in any public offering of our common shares that takes place after June 12, 2003, by granting these persons unlimited piggyback registration rights, granting New SAC six demand registrations, granting each of Silver Lake Partners and Texas Pacific Group three demand registrations and granting August Capital one demand registration. New SAC is using one of its six demand registration rights in connection with this offering. In addition, after September 14, 2004, if our shares are held by New SAC, any of Silver Lake Partners, Texas Pacific Group or August Capital may exercise their demand rights by requiring that New SAC register any of our shares held by it.

Distributions Made In Connection With Our Initial Public Offering

Prior to the closing of our initial public offering, the following transactions were completed and the following funds were transferred. First, Seagate Technology International repaid an outstanding loan to Seagate Technology HDD Holdings in the amount of approximately $316 million. Second, Seagate Technology HDD Holdings distributed a return of share premium of approximately $334 million to us. Third, we distributed an aggregate of approximately $262 million, or approximately $0.65 per share, in distributions:

•	approximately $259 million of which was distributed to New SAC as the holder of 400 million of our Series A preferred shares; and

•	approximately $3 million of which was distributed to employees who held our common shares as of a December 6, 2002 record date.

Upon the closing of our initial public offering, our 400 million Series A preferred shares automatically converted into 400 million common shares and the underwriters transferred net primary proceeds of approximately $276 million to us and net secondary proceeds of approximately $557 million to New SAC as the selling shareholder.

After the closing of our initial public offering, New SAC distributed an aggregate of approximately $754 million to its preferred shareholders and an aggregate of approximately $62 million to its ordinary shareholders.

As a consequence of these distributions, approximately $147 million become due to participants in the deferred compensation plans maintained by our subsidiaries, Seagate Technology HDD Holdings and Seagate Technology SAN Holdings, which amount was fully paid after the closing of our initial public offering.

Monitoring, Consulting and Financial Service Fees

On the closing of the November 2000 transactions, our sponsor group was paid a consulting and financial advisory fee of $40 million. In addition, since the November 2000 transactions we have paid an annual fee of $2 million to Silver Lake Partners, Texas Pacific Group and August Capital, which has been shared among them, in exchange for the monitoring, management, business strategy, consulting and financial services that they provide. In connection with the closing of our initial public offering, we paid Silver Lake Partners, Texas Pacific Group and August Capital a lump sum of approximately $12 million, which was shared among them, in exchange for the discontinuation of the annual monitoring fee of $2 million. In addition, we will reimburse Silver Lake Partners for the fees and expenses incurred by them in providing us with specific consulting and financial services. Silver Lake Partners owns shares of New SAC representing approximately 31.8% of New SAC’s total outstanding ordinary shares, and three members of New SAC’s board (Messrs. Roux, Davidson and Hutchins) and three members of our board (Messrs. Zander, Davidson and Hutchins) are principals of Silver Lake Partners. Texas Pacific Group owns shares of New SAC representing approximately 22.1% of New SAC’s total outstanding ordinary shares, and two of New SAC’s and our board members (Messrs. Bonderman and Coulter) are principals of Texas Pacific Group. August Capital owns shares of New SAC representing approximately 11.4% of New SAC’s total outstanding ordinary shares, and one of New SAC’s and our board members (Mr. Marquardt) is a co-founder of August Capital.

Indemnification Agreement

In connection with the stock purchase agreement and the merger agreement described in “Historical Transactions—November 2000 Transactions,” on March 29, 2000, New SAC entered into an indemnification agreement with Seagate Delaware and VERITAS. Under the indemnification agreement, New SAC and its subsidiaries jointly and severally agreed to indemnify Seagate Delaware and VERITAS and their affiliates from and against specified losses relating to taxes and other liabilities incurred as a result of the ownership and operation by Seagate Delaware and its predecessors or affiliates, other than VERITAS and its subsidiaries, of their businesses, properties and assets prior to, and certain conduct by New SAC and its affiliates after, the closing of the November 2000 transactions. In addition, Seagate Delaware, VERITAS and their affiliates jointly and severally agreed to indemnify New SAC and its subsidiaries from and against specified losses relating to taxes and other liabilities incurred as a result of their ownership and operation of their businesses, properties and assets prior to, and certain conduct by them after, the closing of the November 2000 transactions.

On the closing of the November 2000 transactions, VERITAS deposited $150 million of cash into an escrow account. The escrow agreement permits New SAC to withdraw all or a portion of the escrowed funds to satisfy certain tax liabilities that were assumed by New SAC as part of the November 2000 transactions that relate to and for which New SAC will become liable, if at all, on completion of the tax audits of Seagate Delaware for those taxable periods beginning on or after July 1, 1999 and ending on or before the closing of the November 2000 transactions. To the extent that any part of the $150 million is not utilized to satisfy these tax liabilities, it will be paid out to the former Seagate Delaware stockholders.

In July 2002, we and those of our affiliates that are parties to the indemnification agreement entered into a reimbursement agreement for the purpose of allocating the respective liabilities and obligations under the indemnification agreement among ourselves. Under the reimbursement agreement, if we and our affiliates become obligated to indemnify Seagate Delaware, VERITAS or any of their affiliates for tax liabilities under the indemnification agreement, Seagate Technology HDD Holdings will be responsible for the first $125 million of the tax liabilities, and any amount exceeding $125 million will then be allocated among Seagate Technology HDD Holdings, Seagate Technology SAN Holdings, Certance Holdings, and Seagate Software (Cayman) Holdings on a pro rata basis in accordance with the portion of the purchase price allocated to each entity in connection with the November 2000 transactions. For indemnification obligations other than tax liabilities under the indemnification agreement, the entity that is responsible for causing the indemnification obligation will reimburse the entity that satisfies the obligation on behalf of the other indemnitors to the extent that the claim is attributable to the responsible entity.

Indemnification of Directors and Officers

Our articles of association provide for the indemnification of our directors and officers against liabilities that they may incur while discharging the duties of their offices. See “Management—Employment and Other Agreements—Director and Officer Indemnification and Insurance.”

In addition, we have entered into indemnification agreements with our directors and officers, under which we agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that the director or officer is or was our director, officer, employee or agent, provided that the director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.

Transactions with Our Affiliates

Tax Allocation Agreement.    Our U.S. subsidiaries are or were included in certain U.S. state unitary and combined returns with Certance Holdings and Crystal Decisions, Inc., indirect subsidiaries of New SAC and our affiliates. We entered into a state tax allocation agreement with these New SAC affiliates effective as of November 23, 2000. Under the terms of the state tax allocation agreement, each company computes hypothetical tax returns (with certain modifications) as if the company was not included in combined returns with the other New SAC affiliates. Each company must pay the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to carrybacks, then the other New SAC affiliates will pay the company the amount of such refunds within 30 days of the close of the fiscal year the New SAC affiliate otherwise would have been able to utilize the net operating losses or tax credits on a separate return filing basis. As of March 28, 2003, there were no tax related amounts owed to or due from any New SAC affiliates.

Sale of XIOtech Corporation.    On November 4, 2002, we sold XIOtech to New SAC. New SAC in turn sold 51% of XIOtech to a third party in a transaction in which XIOtech also sold newly issued shares to this third party. As a result, New SAC has retained an interest of less than 20% of XIOtech.

In consideration of our sale of XIOtech to New SAC, we received a $32 million promissory note from New SAC. The amount of this promissory note was equal to the estimated fair value of XIOtech as of the date of the sale, net of intercompany indebtedness. This estimate as to fair value was based in part on the per share price paid by the third party investor to New SAC for XIOtech. Immediately after the sale of XIOtech to New SAC, we made an in-kind pro rata distribution of the entire promissory note to our existing shareholders, including New SAC, which at the time owned 99.4% of our outstanding shares. That portion of the promissory note distributed back to New SAC was cancelled, and New SAC immediately paid off the remaining 0.6% of the promissory note held by our minority shareholders. As a result of our sale of XIOtech, as of November 4, 2002, we no longer consolidate XIOtech’s operations with our operations. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Because New SAC at the time owned approximately 99.4% of our outstanding shares, our sale of XIOtech to New SAC was recorded as a distribution of an amount equal to the net book value of XIOtech rather than as a sale for the fair value of the note.

In connection with our sale of XIOtech, we entered into a supply agreement under which XIOtech has the option to purchase rigid disc drives from us, and, based upon current and expected purchasing volumes, we expect to continue to be one of XIOtech’s largest suppliers. In addition, we agreed to other arrangements with XIOtech which, among other things, allow XIOtech to market itself as a “Seagate affiliated company” until November 2004. We are also a guarantor on the real estate lease of XIOtech’s corporate headquarters, which has annual rental payments of approximately $1.4 million and expires in April 2007. Finally, XIOtech reimburses us for the cost (approximately $116,000 per year) of renting certain facilities used by them pursuant to a lease agreement which expires in June 2006.

Rebranding of Removable Storage Solutions.    Our board of directors has authorized us to enter into an agreement with Seagate Removable Storage Solutions Holdings, a direct subsidiary of New SAC, pursuant to which it and its subsidiaries have discontinued their use of the Seagate brand and logo. In exchange, we reimbursed Seagate Removable Storage Solutions Holdings, which is now known as Certance Holdings, and its subsidiaries for approximately $1 million of out-of-pocket costs incurred in the course of rebranding their business.

Transactions Involving Our Management

David Wickersham, who is one of our executive vice presidents, borrowed $120,000 from Seagate Delaware pursuant to a promissory note dated May 8, 1998. Mr. Wickersham paid off his obligations under this note prior to the expiration of the note on May 31, 2001.

Brian S. Dexheimer, who is one of our executive vice presidents, borrowed $500,000 from Seagate Technology LLC pursuant to a promissory note dated October 10, 2000. The principal of, and the accrued but unpaid interest on, this note will be due and payable on October 10, 2005. Interest on this note accrues at a rate of 8% per year but will be forgiven every year so long as Mr. Dexheimer remains employed by Seagate Technology LLC. Additionally, $83,333 of the principal of the note will be forgiven on the second, third and fourth anniversaries of the effective date of the note as long as Mr. Dexheimer remains employed by Seagate Technology LLC. In the event that Mr. Dexheimer voluntarily resigns or is terminated for cause before October 10, 2005, all of the unforgiven principal plus any accrued interest will become immediately due and payable. If, however, Mr. Dexheimer is terminated as a result of a reduction in workforce initiated by Seagate Technology LLC or becomes deceased, then the principal amount of the note will be due and payable on October 10, 2005 and all interest will be forgiven. Currently, $416,667 of this loan is outstanding.

Jeremy Tennenbaum, who is one of our executive vice presidents, borrowed $1.2 million from Seagate Technology LLC pursuant to a promissory note dated February 16, 2001. The principal of, and the accrued but unpaid interest on, this note will be due and payable on February 16, 2006. Interest on this note accrues at a rate of 8% per year but will be forgiven every year so long as Mr. Tennenbaum remains employed by Seagate Technology LLC. Additionally, $200,000 of the principal of the note will be forgiven on the second, third and fourth anniversaries of the effective date of the note as long as he remains employed by Seagate Technology LLC. In the event that Mr. Tennenbaum voluntarily resigns or is terminated for cause before February 16, 2006, all of the unforgiven principal plus any accrued interest will become immediately due and payable. If, however, Mr. Tennenbaum is terminated as a result of a reduction in workforce initiated by Seagate Technology LLC or becomes deceased, then the principal of the note will be due and payable on February 20, 2006 and all interest will be forgiven. Currently, $1,000,000 of this loan is outstanding.

Patrick J. O’Malley III, who is one of our senior vice presidents, borrowed $500,000 from Seagate Technology LLC pursuant to a promissory note dated October 10, 2000. The principal of, and the accrued but unpaid interest on, this note will be due and payable on October 10, 2005. Interest on this note accrues at a rate of 8% per year but will be forgiven every year so long as Mr. O’Malley remains employed by Seagate Technology LLC. Additionally, $83,333 of the principal of the note will be forgiven on the second, third and fourth anniversaries of the effective date of the note as long as he remains employed by Seagate Technology LLC. In the event that Mr. O’Malley voluntarily resigns or is terminated for cause before October 10, 2005, all of the unforgiven principal plus any accrued interest will become immediately due and payable. If, however, Mr. O’Malley is terminated as a result of a reduction in workforce initiated by Seagate Technology LLC or becomes deceased, then the principal of the note will be due and payable on October 10, 2005, and all interest will be forgiven. Currently, $416,667 of this loan is outstanding.

Stephen J. Luczo, our chief executive officer, personally loaned $1 million each to one of our executive vice presidents and one of our senior vice presidents to enable them to purchase ordinary and preferred shares of New SAC at the time of the November 2000 transactions. Both officers used the proceeds from these loans to purchase from New SAC 10,000 of its ordinary shares and 10,000 of its preferred shares. The loans bear interest at a rate of 5.92% per annum, must be repaid (together with all accrued and unpaid interest) to Mr. Luczo no later than December 1, 2005, and were made on a full recourse basis. One of these loans was extended to William L. Hudson, our general counsel. In addition, Donald L. Waite, our chief administrative officer, personally loaned Mr. Hudson a total of approximately $350,000 on substantially similar terms as the loan from Mr. Luczo to fund a portion of Mr. Hudson’s investment in New SAC as well as associated tax liabilities. In December 2002, Mr. Hudson repaid all outstanding amounts under his loans from Mr. Luczo and Mr. Waite. Mr. Waite also personally loaned $1 million to one of our executive vice presidents who used the proceeds of the loan to fund the purchase of 10,000 ordinary shares and 10,000 preferred shares of New SAC from Mr. Waite shortly after the November 2000 transactions. This loan is secured by a pledge of the acquired shares, bears interest at a rate of 5.61% per annum, is subject to mandatory prepayment under specified circumstances, must be repaid (together with all accrued and unpaid interest) to Mr. Waite no later than January 15, 2006, and was made on a full recourse basis. William D. Watkins, our president, personally loaned one of our senior vice presidents a total of approximately $350,000, the full amount of which has since been repaid, to enable the senior vice president to satisfy tax liabilities associated with his receipt of New SAC equity.

Patrick Waite, a son of Donald L. Waite, our Executive Vice President and Chief Administrative Officer, is employed by us as a Vice President of Finance. His compensation is comparable to other Seagate personnel at a similar level.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is based on our second amended and restated memorandum and articles of association as currently in effect. Throughout this description, we refer to our second amended and restated memorandum and articles of association as simply our memorandum and articles of association. Our authorized share capital consists of 1,250,000,000 common shares with a par value of $0.00001 per share and 100,000,000 undesignated preferred shares, each with a par value of $0.00001 per share. Upon completion of this offering, we will have outstanding 438,870,267 common shares, assuming that there are no exercises of outstanding options after June 27, 2003.

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, the Companies Law (2003 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. Complete copies of our memorandum and articles of association are filed as exhibits to our public filings.

Common Shares

General.    All the issued and outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of Seagate Technology. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights.    Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. Our articles of association do not provide for actions by written consent of shareholders.

The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of at least a majority of our issued voting share capital. Shareholders’ meetings are held annually and may only be convened by our board of directors. At least ten days advanced notice is required to convene a shareholders’ meeting. Shareholders do not have the right to call a shareholders’ meeting.

Subject to the quorum requirements referred to in the paragraph above, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting of Seagate Technology, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation. Holders of common shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, ratify the appointment of auditors and make changes in the amount of our authorized share capital. To the extent that New SAC’s ownership of our common shares is less than 66 2/3%, New SAC will not be able to unilaterally approve corporate actions that require special resolutions.

Dividends.    The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation.    If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

Miscellaneous.    Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Undesignated Preferred Shares

Pursuant to our articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 100,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in the best interest of Seagate Technology, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preferred shares have been issued and we have no present plans to issue any preferred shares.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors’ interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If the scheme of arrangement is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, if a third party purchases at least 90% of our outstanding shares pursuant to an offer within a four-month period of making such an offer, the purchaser may, during the following two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of our outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholders’ Suits.    Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we would normally be the proper plaintiff in any action brought on behalf of the company, and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or outside the scope of its corporate authority;

•	the act complained of, although not acting outside the scope of its corporate authority, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, cost and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Transfer Agent

Computershare Trust Company, Inc. is the transfer agent for our common shares.

Listing

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX”.

Prohibited Sale of Securities under Cayman Islands Law

An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following summary of our senior secured credit facilities and our outstanding 8% senior notes does not purport to be complete and is qualified in its entirety by reference to the credit agreement that governs our senior credit facilities and the indenture that governs our outstanding 8% senior notes, copies of which are attached as exhibits to our public filings.

Senior Secured Credit Facilities

On May 13, 2002, two of our subsidiaries, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc., as co-borrowers, entered into a credit agreement with a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc., as joint bookrunners and co-lead arrangers, Morgan Stanley Senior Funding, Inc., as syndication agent, and Citicorp USA, Inc., Credit Suisse First Boston and Merrill Lynch Capital Corporation, as documentation agents. This credit agreement was amended as of December 5, 2002 to allow us to pay regularly scheduled quarterly distributions to our common shareholders in an amount not to exceed $80 million during any period of four consecutive fiscal quarters. The senior secured credit facilities provide senior secured financing of up to $500 million, consisting of:

•	a $150 million revolving credit facility available to Seagate Technology HDD Holdings for working capital and other general corporate purposes, with a sublimit of $100 million for letters of credit, which will mature in May 2007; and

•	a $350 million term loan facility maturing in May 2007 made available to Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc. as co-borrowers.

Seagate Technology guaranteed the borrowers’ obligations under the credit facilities on a senior secured basis. The full amount of the term loan facility was drawn in May 2002. As of the date of this prospectus, the borrowers have not drawn any amounts under the revolving facility.

Interest Rates.    The revolving credit facility and the term loan facility bear interest at a rate equal to either adjusted LIBOR plus 2.00% or ABR plus 1.00%, subject to adjustment based upon Seagate Technology HDD Holdings’ ratio of total funded debt to consolidated EBITDA. The borrowers have the option of deciding which of these two interest rate structures will apply. Adjusted LIBOR refers to the London inter-bank offer rate as adjusted for statutory reserves. ABR is the greater of JPMorgan Chase Bank’s prime rate and the federal funds rate plus 50 basis points.

Amortization Schedule and Prepayments.    Any principal amounts outstanding under the revolving credit facility will be due and payable in full at the date of maturity, which is May 13, 2007. The amortization schedule for the term loan facility contemplates semi-annual payments until the date of maturity. We list below the payment amounts by fiscal year for the term facility as of the date of this prospectus:

Fiscal Year	(in millions)
2004	$5.2
2005	3.5
2006	3.5
2007	336.0

Total	$348.2

We may voluntarily repay outstanding loans under our senior secured credit facilities without penalty, other than breakage costs. Amounts repaid or prepaid under the term loan facility may not be reborrowed.

Covenants.    The agreements governing our senior secured credit facilities contain a number of covenants that, among other things, restrict our ability and the ability of the borrowers and our other subsidiaries, subject to a number of exceptions, to:

•	sell or dispose of assets, including capital stock of subsidiaries;

•	incur additional debt or issue preferred stock;

•	incur guarantee obligations;

•	repay or prepay other debt;

•	redeem or repurchase capital shares or debt;

•	make specified restricted payments;

•	pay regularly scheduled quarterly distributions and dividends in excess of $80 million during any period of four consecutive fiscal quarters;

•	enter into swap agreements;

•	create liens on assets;

•	make investments, loans or advances;

•	engage in mergers, acquisitions or consolidations;

•	engage to any material extent in businesses other than our current businesses;

•	make capital expenditures;

•	amend Seagate Technology HDD Holdings’ deferred compensation plan;

•	enter into sale/leaseback transactions; or

•	engage in specified types of transactions with affiliates.

In addition, under our senior secured credit facilities, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc. are required to comply with specified financial covenants, including:

•	a minimum net interest coverage ratio;

•	a minimum ratio of adjusted consolidated EBITDA to fixed charges; and

•	a maximum net leverage ratio.

Our senior secured credit facilities also contain customary representations and warranties, affirmative covenants and events of default, including a cross default and defaults upon material judgments or a change in control.

8% Senior Notes due 2009

In May 2002, Seagate Technology HDD Holdings sold $400 million aggregate principal amount of its 8% senior notes due 2009 in a private placement conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended. Seagate Technology guaranteed the payment of the principal of and the premium and interest on the notes on a senior unsecured basis. We refer to these notes as our 8% senior notes throughout this prospectus. These notes:

•	will mature on May 15, 2009;

•	bear interest at the rate of 8% per annum, which will be payable semi-annually in arrears on May 15 and November 15 of each year, starting on November 15, 2002; and

•	are senior unsecured obligations that rank equally with Seagate Technology HDD Holdings’ existing and future senior indebtedness and are senior to any present and future subordinated indebtedness.

Redemption.    On and after May 15, 2006, Seagate Technology HDD Holdings may, at its option, redeem all or a portion of the outstanding notes at premium redemption prices that decline annually, plus accrued interest to the redemption date.

In addition, at any time before May 15, 2005, Seagate Technology HDD Holdings may redeem up to 35% of the original aggregate principal amount of the outstanding notes with the net proceeds from one or more equity offerings by either Seagate Technology HDD Holdings or, under certain circumstances, Seagate Technology, including the proceeds from this offering, at a premium redemption price, together with any accrued and unpaid interest to the redemption date; provided that each redemption occurs within 90 days after the date of the equity offering.

Seagate Technology HDD Holdings also has the option to redeem all, but not part, of the notes at a redemption price equal to the principal amount redeemed plus accrued and unpaid interest, if any, upon the occurrence of specified changes in withholding taxes. Finally, upon the occurrence of a change of control (as defined in the indenture), Seagate Technology HDD Holdings is required to make an offer to purchase the notes at a premium price plus accrued interest.

Restrictive Covenants.    The terms of the notes and the indenture limit the ability of Seagate Technology HDD Holdings and its restricted subsidiaries to:

•	incur additional indebtedness if Seagate Technology HDD Holdings’ ratio of EBITDA to total interest expense is less than or equal to 3.0 to 1.0 on a consolidated basis, subject to limitations contained in the indenture;

•	pay dividends and make distributions in respect of their capital shares;

•	engage in mergers, acquisitions or consolidations;

•	redeem or repurchase their capital shares;

•	make investments that are not permitted by the indenture or other restricted payments, subject to limitations that are contained in the indenture;

•	sell or otherwise dispose of assets;

•	issue or sell capital shares of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create liens;

•	enter into sale/leaseback transactions; and

•	amend deferred compensation plans.

These covenants are subject to a number of important qualifications and exceptions, including exceptions that will permit us to make significant distributions of cash. In addition, the obligation to comply with many of the covenants under the indenture governing our 8% senior notes will cease to apply if the notes achieve investment grade status.

Limitations on Affiliate Transactions.    Subject to a number of exceptions, the indenture generally prohibits Seagate Technology HDD Holdings and its restricted subsidiaries from entering into transactions with affiliates, unless those transactions are on terms no less favorable to Seagate Technology HDD Holdings or the restricted subsidiaries than the terms that would be available for a similar arm’s-length dealing with an unrelated third party.

Events of Default.    Each of the following would be an event of default under the indenture:

•	failure to pay interest or additional amount on the outstanding notes when due and such default continues for a period of 30 days;

•	failure to pay the principal of the notes at maturity or upon redemption, required purchase or acceleration;

•	failure to comply with Seagate Technology HDD Holdings’ obligation to make an offer to repurchase the notes upon a change of control;

•	failure to comply for 45 days after notice with the restrictive covenants and other material provisions contained in the indenture;

•	failure to comply for 60 days after notice with the other agreements contained in the indenture;

•	failure to pay off indebtedness exceeding $50 million within the applicable grace period or upon acceleration and such failure continues for 30 days after notice;

•	bankruptcy, insolvency or reorganization of Seagate Technology HDD Holdings or any of its significant subsidiaries;

•	any judgment or decree for the payment of money in excess of $50 million entered against Seagate Technology HDD Holdings or any of its significant subsidiaries and remains outstanding for 60 consecutive days after the judgment or decree and is not discharged, waived or stayed within 10 days after notice; and

•	Seagate Technology’s failure to guarantee the notes in accordance with the terms of the indenture and the failure continues for 10 days after notice.

In an event of default, the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the notes and any accrued but unpaid interest on the notes. If, however, a bankruptcy, insolvency or reorganization occurs, the principal of, and interest on, the outstanding notes automatically becomes immediately due and payable without any declaration or other act on the part of the trustee or the holders.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of the common shares, including shares issued upon exercise of outstanding options, in the public markets after this offering could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of the common shares, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of the sales, could cause the prevailing market price of the common shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding 438,870,267 common shares, assuming that there are no exercises of outstanding options after June 27, 2003. Of these shares, all of the 60,000,000 shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Shares purchased by an affiliate may not be resold, except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. Following the completion of this offering, New SAC will hold 291,500,000 common shares, all of which are “restricted securities” as that term is defined in Rule 144 under the Securities Act. All of the restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. In addition, the shares held by New SAC are subject to the provisions of a shareholders agreement among us, New SAC and our sponsor group, which, among other things, governs the sale and distribution of our shares by New SAC. See “Related Party Transactions—Seagate Technology Shareholders Agreement.”

Upon completion of this offering, 146,877,367 shares will be available for sale in the public markets. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, an additional amount of our securities will become available for sale in the public market as follows:

Number of Additional Shares (Excluding Options)	Date
492,900 shares	On and after the 91st day after the date of this offering but before the 181st day after the date of this offering
291,500,000 shares	On and after the 181st day after the date of this offering

In addition, based on options outstanding as of June 27, 2003, after this offering, 73,084,486 shares will be subject to outstanding options, of which approximately 23,989,769 shares will be vested and exercisable as of the date of this prospectus and an additional 3,977,466 shares will vest and become exercisable over the course of the subsequent 90 days. Of the total shares that will be vested and exercisable 90 days after the date of this prospectus, approximately 3,763,006 are held by our directors and executive officers who are subject to the lock-up arrangements described below.

Lock-Up Agreements

New SAC, our sponsor group and our directors affiliated with our sponsor group have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common shares, New SAC’s ordinary shares or any securities convertible into or exercisable or exchangeable for our common shares or New SAC’s ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares or New SAC’s ordinary shares;

whether any such transaction described above is to be settled by delivery of our common shares, New SAC’s ordinary shares or such other securities, in cash or otherwise.

In addition, we, our other directors and our executive officers have agreed not to, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares.

These persons have also agreed to similar restrictions with respect to New SAC shares during the period ending 180 days after the date of this prospectus. Each of these restrictions apply whether any such transaction described above is to be settled by delivery of our common shares, New SAC’s ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraphs do not apply to:

•	the sale of any common shares to the underwriters;

•	the issuance by us or New SAC of common shares or New SAC ordinary shares, respectively, upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant of options or the issuance of common shares or New SAC ordinary shares pursuant to certain share option and restricted share plans;

•	transfers by certain individuals to immediate family members or to trusts for the benefit of immediate family members or in connection with gifts, provided that such transferee agrees to the restrictions described above;

•	the establishment of one or more plans for sales of common shares or New SAC ordinary shares under Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, provided that sales of our common shares or New SAC ordinary shares pursuant to such plan remain prohibited as described above; or

•	issuance by us of our shares under our employee stock purchase plan.

As an exception to the lock-up described above, we may issue shares having a current value of up to $100 million in each merger or acquisition transaction that we engage in prior to the expiration of the 90-day lock-up period. However, the holders of shares received in such transactions will be subject to the lock-up for the remainder of the 90-day period.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately 4,314,553 shares immediately after this offering; or

•	the average weekly trading volume of the common shares during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Shares that are not “restricted securities” owned by “affiliates” of us are not subject to the one year holding period, although sales by those affiliates are subject to the volume and other restrictions described above.

Rule 144(k)

In addition, under Rule 144(k), a person who is not an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. However, these shares are subject to lock-up arrangements and will only become eligible for sale when the lock-up arrangements expire.

Rule 701

Any of our employees, officers, directors or consultants who purchased his shares under a written compensatory plan or contract may be entitled to sell his shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

In connection with our initial public offering, we entered into the Seagate Technology shareholders agreement with New SAC, the members of our sponsor group and certain members of our management. The Seagate Technology shareholders agreement provides that beginning on June 9, 2003, New SAC is entitled to make up to six demands for the registration of our common shares, each of Silver Lake Partners and Texas Pacific Group is entitled to make up to three demands for registration and August Capital is entitled to make a single demand for registration. New SAC is using one of its six demand registration rights in connection with this offering. In addition, subject to the exceptions set forth in the Seagate Technology shareholders agreement, New SAC, Silver Lake Partners, Texas Pacific Group and August Capital have the right to request that New SAC register their shares by means of a registration statement on Form S-3. Subject to the exceptions set forth in the Seagate Technology shareholders agreement, all of the parties to the Seagate Technology shareholders agreement and all other holders of New SAC shares have unlimited piggyback registration rights with respect to their shares. Registration of these shares would result in the shares becoming freely tradable without restriction under the Securities Act. By exercising their registration rights, our shareholders could cause a large number of our common shares to be registered and publicly sold, which could cause the market price of our common shares to decline significantly.

As of the date of the closing of the November 2000 transactions, our parent company, New SAC, entered into the New SAC shareholders agreement with our sponsor group and specified members of our management. Under the New SAC shareholders agreement, holders who hold at least 20% of New SAC’s outstanding common shares are entitled to make up to three demands for the registrations of their New SAC shares, and any single shareholder holding at least 10% of New SAC’s outstanding common shares has the right to make a single demand for registration. Subject to the exceptions set forth in the shareholders agreement, all of the parties to that agreement have unlimited piggyback registration rights with respect to their New SAC shares and also have the right to request that New SAC register their New SAC shares by means of a registration statement on Form S-3. Registration of these shares would result in the shares becoming freely tradable without restriction under the Securities Act.

By exercising their registration rights, the New SAC shareholders could cause a large number of New SAC shares to be registered and publicly sold, which could cause the market price of our common shares to decline significantly.

HISTORICAL TRANSACTIONS

November 2000 Transactions

Stock Purchase and Merger Agreements.    Among the series of transactions that closed in November 2000, Seagate Delaware and one of its subsidiaries, Seagate Software Holdings, Inc., entered into a stock purchase agreement with Suez Acquisition Company. Under the stock purchase agreement, Suez Acquisition Company agreed to purchase all of the capital stock of Seagate Delaware’s operating subsidiaries. Suez Acquisition Company’s rights under the stock purchase agreement were subsequently assigned to New SAC, our parent company. At the same time that Seagate Delaware entered into the stock purchase agreement, Seagate Delaware and VERITAS entered into an agreement and plan of merger and reorganization, under which VERITAS agreed to acquire the remainder of Seagate Delaware by way of a reverse triangular merger. The consideration received by Seagate Delaware’s stockholders in the merger consisted of VERITAS stock, cash and an interest in specified tax refunds that are attributable to Seagate Delaware. The combined effect of the stock purchase and the merger was that:

•	New SAC acquired for approximately $1.840 billion (including transaction costs) substantially all of the operating assets of Seagate Delaware and its consolidated subsidiaries, including Seagate Delaware’s disc drive, tape drive and software businesses and operations and specific cash balances, but did not acquire the approximately 128 million shares of VERITAS common stock held by Seagate Software Holdings, Inc. and Seagate Delaware’s equity investments in Gadzoox Networks, Inc. and Lernout & Hauspie Speech Products N.V.; and

•	VERITAS acquired the approximately 128 million shares of VERITAS common stock held by Seagate Software Holdings, Inc., the capital stock of Seagate Software Holdings, Inc., cash on the balance sheet of Seagate Delaware in excess of the required cash balance of $765 million, as adjusted, that was purchased by Suez Acquisition Company, Seagate Delaware’s equity investments in Gadzoox Networks, Inc. and Lernout & Hauspie Speech Products N.V.

The acquisition of Seagate Delaware’s operating assets was financed in part by a capital contribution by our sponsor group of approximately $875 million in cash to Suez Acquisition Company and in part through indebtedness that was repaid and notes that were redeemed as part of the refinancing. The capital contribution of our sponsors ultimately resulted in their ownership of ordinary and preferred shares of New SAC.

Indemnification Agreement.    Under an indemnification agreement entered into in connection with the November 2000 transactions, New SAC and its subsidiaries are required to indemnify VERITAS and its affiliates for specified liabilities of Seagate Delaware and Seagate Software Holdings, Inc., including periods prior to the closing of the November 2000 transactions. In return, VERITAS, Seagate Delaware and their affiliates agreed to indemnify New SAC and its subsidiaries for specified liabilities, including all taxes of Seagate Delaware for which New SAC is not obligated to indemnify VERITAS and its affiliates.

Management Rollover.    In connection with the November 2000 transactions, approximately 100 members of Seagate Delaware’s management group entered into rollover agreements under which they agreed not to receive merger consideration consisting of VERITAS stock and cash in the VERITAS merger in respect of a portion of their unvested, restricted shares of Seagate Delaware’s common stock and unvested options to purchase those shares. The aggregate value of this foregone consideration was approximately $184 million. Instead of receiving this merger consideration, members of the management group received deferred compensation plan interests and restricted ordinary and preferred shares of New SAC. Both the deferred compensation plan interests and the restricted ordinary and preferred shares were subject to the following multi-year vesting schedule at the time of the management rollover:

•	one-third vested on November 22, 2001;

•	one-third have vested and will continue to vest proportionately each month over the 18 months following November 22, 2001; and

•	the final one-third vests on May 22, 2003.

On June 19, 2002, our board of directors, in accordance with the terms of our deferred compensation plan, elected to accelerate the vesting of the interests of plan participants. As of that date, the obligations remaining under that plan were approximately $147 million in the aggregate.

The 2002 Refinancing

In May 2002, we refinanced all of our then outstanding indebtedness. This refinancing consisted of the repurchase of $210 million principal amount of 12½% senior subordinated notes due 2007 previously issued by our subsidiary, Seagate Technology International, the issuance of $400 million in aggregate principal amount of 8% senior notes due 2009 by our subsidiary, Seagate Technology HDD Holdings, and guaranteed by us, the repayment of approximately $673 million under our previously existing senior secured credit facilities and the entry into our new senior secured credit facilities by our subsidiaries, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc., as borrowers, and by us and many of our subsidiaries, as guarantors, that consist of a $350 million term loan facility that has been drawn in full and a $150 million revolving credit facility under which $28 million of letters of credit and bankers’ guarantees were outstanding as of March 28, 2003, the distribution of approximately $167 million to our existing shareholders, consisting of New SAC and employees who have exercised options granted under our share option plan, and the payment of approximately $32 million to deferred compensation plan participants, consisting of members of the management group.

Our new senior secured credit facilities are secured by a first priority pledge of substantially all the tangible and intangible assets of Seagate Technology HDD Holdings and many of its subsidiaries, as well as a pledge of the shares of Seagate Technology HDD Holdings and many of its subsidiaries, which in the case of non-U.S. subsidiaries of Seagate Technology (US) Holdings, Inc. is limited to a pledge of 65% of the shares of those subsidiaries, in each case subject to a number of exceptions. We and many of our direct and indirect subsidiaries have guaranteed the obligations under the credit agreement that governs our new senior secured credit facilities.

The credit agreement that governs our new senior secured credit facilities contains financial covenants that Seagate Technology HDD Holdings must satisfy in order to remain in compliance with the agreement. Non-compliance with the terms of this credit agreement, unless cured or waived, could trigger an event of default for both the senior secured credit facilities and our outstanding 8% senior notes and require repayment of the debt, the provision of additional guarantees and collateral or other changes in terms. In addition, subject to specified exceptions and qualifications, we and our subsidiaries that guarantee the new senior secured credit facilities are restricted in our ability to, among other things, incur additional debt, pay dividends and distributions, repurchase equity interests, incur any liens on our assets, sell or otherwise dispose of assets, including capital stock of subsidiaries, enter into mergers or consolidations and enter into transactions with affiliates. See “Description of Material Indebtedness” elsewhere in this prospectus for a description of these covenants.

The indenture that governs our outstanding 8% senior notes limits the ability of Seagate Technology HDD Holdings and its restricted subsidiaries to, among other things, incur additional debt, pay dividends and distributions, repurchase equity interests, incur liens, sell or otherwise dispose of assets, enter into mergers or consolidations, engage in sale/leaseback transactions and enter into transaction with affiliates. See “Description of Material Indebtedness” elsewhere in this prospectus for a description of these covenants.

On May 20, 2002, we made a distribution to our shareholders, including New SAC, to enable New SAC to make a distribution to its preferred shareholders. At approximately the same time, distributions were made to participants in our deferred compensation plan. The aggregate amount of the shareholder distribution was approximately $167 million and the aggregate amount of the deferred compensation plan distributions was approximately $32 million. We made additional shareholder and deferred compensation plan distributions in connection with our initial public offering. See “Related Party Transactions—Distributions Made in Connection with Our Initial Public Offering.”

Our Initial Public Offering.

On December 13, 2002, we completed the initial public offering of 72,500,000 of our common shares, 24,000,000 of which were sold by us and 48,500,000 of which were sold by New SAC, our parent company, as selling shareholder, at a price of $12 per share. We received proceeds from our sale of the 24,000,000 newly issued common shares of approximately $270 million after deducting underwriting fees, discounts and commissions. Immediately prior to the closing of our initial public offering, we paid a distribution of $262 million, or $0.65 per share, to the holders of our then-outstanding shares, including New SAC. We also paid a lump sum of approximately $12 million to members of our sponsor group in exchange for the discontinuation of an annual monitoring fee of $2 million. This payment was charged to marketing and administrative expense during the quarter ended December 27, 2002.

New SAC received proceeds of approximately $557 million from the sale of 48,500,000 common shares in our initial public offering, after deducting underwriting discounts and commissions. New SAC distributed these net proceeds, together with the proceeds from the distribution described above, to holders of its preferred and ordinary shares. As a result of the distribution to New SAC’s preferred shareholders, our wholly-owned subsidiary, Seagate Technology HDD Holdings, became obligated to make payments of approximately $147 million to the participants in its deferred compensation plan. These payments were made following the closing of our initial public offering, and as a consequence there are no longer any outstanding obligations under that deferred compensation plan.

CERTAIN INCOME TAX CONSIDERATIONS

Cayman Islands Tax Considerations

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your common shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of common shares. However, an instrument transferring title to a common share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have been incorporated under the laws of the Cayman Islands as an exempted company and, as such, obtained an undertaking in August 2000 from the Governor in Council of the Cayman Islands substantially that, for a period of twenty years from the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains or appreciation shall apply to us and no such tax and no tax in the nature of estate duty or inheritance tax will be payable, either directly or by way of withholding, on our common shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling our common shares under the laws of their country of citizenship, residence or domicile.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences, as of the date of this document, of the ownership of our common shares by beneficial owners that hold the common shares as capital assets and that are U.S. holders. As used herein, you are a U.S. holder if you are, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the supervision of a court within the U.S. and one or more U.S. persons control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this document, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	an investor in a pass through entity;

•	a person holding common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle; or

•	a person whose functional currency is not the U.S. dollar.

In particular, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-U.S. subsidiaries.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Taxation of Dividends.    The gross amount of distributions paid to you will generally be treated as dividend income to you if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. Corporations that are U.S. holders will not be entitled to claim a dividends received deduction because we are not a U.S. corporation.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended June 27, 2003. There can be no assurance that we will not have current or accumulated earnings and profits in future years.

U.S. holders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15% on qualifying dividends) on distributions made from our current or accumulated earnings and profits if we are a foreign personal holding company in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below in “—Foreign Personal Holding Company,” we believe we are currently a foreign personal holding company.

If we make distributions before January 1, 2009 from our current or accumulated earnings and profits in years in which we are not a foreign personal holding company and were not a foreign personal holding company in the preceding year, U.S. holders who are individuals may be eligible for reduced rates of taxation applicable to dividend income so long as our shares are readily tradable on an established securities market in the United States. We believe that our common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Foreign Personal Holding Company.    A foreign corporation will be classified as a foreign personal holding company, or FPHC, if:

•	at any time during the corporation’s taxable year, five or fewer individuals who are U.S. citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•	the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

A shareholder, and in certain circumstances, an indirect shareholder, of an FPHC would be required, regardless of such shareholder’s percentage ownership interest, to include in income as a dividend, its pro rata share of the undistributed foreign personal holding company income of the FPHC if the shareholder owned shares on the last day of the FPHC’s taxable year or, if earlier, the last day on which the FPHC satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In determining its undistributed foreign personal holding company income, an FPHC is required to include as a deemed dividend its pro rata share of any undistributed foreign personal holding company income of a subsidiary that is also an FPHC. In addition, a shareholder of an FPHC who acquired shares from a decedent would not receive a “stepped-up” basis in that stock. Instead, the shareholder would have a tax basis equal to the lower of the fair market value of the shares or the decedent’s basis.

Because of the application of complex ownership attribution rules, we believe we currently meet the shareholder test. In addition, because we are a holding company and do not expect to generate operating income at the holding company level, we believe that our income generally will be passive income and, thus that we will satisfy the income test for the current year and will be treated as a foreign personal holding company. However, we do not anticipate having any material amounts of undistributed foreign personal holding company income. As discussed above under “—Taxation of Dividends,” U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are an FPHC in the taxable year in which such dividends are paid or in the preceding taxable year.

It is possible that changes in our shareholder base or changes to our holding company structure could cause us to cease to be classified as a foreign personal holding company in the future, although there can be no assurance in this regard.

Disposition of Common Shares.    When you sell or otherwise dispose of your common shares in a taxable transaction you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Information Reporting and Backup Withholding.    In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of those common shares paid to you within the U.S. and, in some cases, outside of the U.S. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	21,600,000
J.P. Morgan Securities Inc.	10,800,000
Citigroup Global Markets Inc.	6,750,000
Goldman, Sachs & Co.	6,750,000
Bear, Stearns & Co. Inc.	2,025,000
Lehman Brothers Inc.	2,025,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,025,000
Thomas Weisel Partners LLC	2,025,000
Blaylock & Partners, L.P.	600,000
CMG Institutional Trading, LLC	600,000
Craig-Hallum, Inc.	600,000
A.G. Edwards & Sons, Inc.	600,000
Hoefer & Arnett, Incorporated	600,000
Needham & Company, Inc.	600,000
Pacific Crest Securities, Inc.	600,000
Pacific Growth Equities, Inc.	600,000
Samuel A. Ramirez & Company, Inc.	600,000
Utendahl Capital Group, LLC	600,000

Total	60,000,000

The underwriters are offering the common shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.34 a share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time-to-time be varied by the representatives.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 9,000,000 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions to purchase approximately the same percentage of the additional common shares as the number listed next to that underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $1,293,750,000, and the total underwriters’ discounts and commissions would be $38,812,500. We will not receive any of the proceeds from the sale of the common shares by the selling shareholder.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

New SAC, our sponsor group and our directors affiliated with our sponsor group have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common shares, New SAC’s ordinary shares or any securities convertible into or exercisable or exchangeable for our common shares or New SAC’s ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares or New SAC’s ordinary shares;

whether any such transaction described above is to be settled by delivery of our common shares, New SAC’s ordinary shares or such other securities, in cash or otherwise.

In addition, we, our other directors and our executive officers have agreed not to, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares.

These persons have also agreed to similar restrictions with respect to New SAC shares during the period ending 180 days after the date of this prospectus. Each of these restrictions apply whether any such transaction described above is to be settled by delivery of our common shares, New SAC’s ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraphs do not apply to:

•	the sale of any common shares to the underwriters;

•	the issuance by us or New SAC of common shares or New SAC ordinary shares, respectively, upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant of options or the issuance of common shares or New SAC ordinary shares pursuant to certain share option and restricted share plans;

•	transfers by certain individuals to immediate family members or to trusts for the benefit of immediate family members or in connection with gifts, provided that such transferee agrees to the restrictions described above;

•	the establishment of one or more plans for sales of common shares or New SAC ordinary shares under Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, provided that sales of our common shares or New SAC ordinary shares pursuant to such plan remain prohibited as described above; or

•	issuance by us of our shares under our employee stock purchase plan.

As an exception to the lock-up described above, we may issue shares having a current value of up to $100 million in each merger or acquisition transaction that we engage in prior to the expiration of the 90-day lock-up period. However, the holders of shares received in such transactions will be subject to the lock-up for the remainder of the 90-day period.

The underwriters have informed us that, other than as described above, they have no current intention of releasing any of the parties that are subject to lock-up arrangements.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common shares, the underwriters may bid for, and purchase, common shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in this offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of the common shares. Any of these activities may stabilize or maintain the market price of the common shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us, New SAC and members of our sponsor group for which they receive customary fees and commissions. In particular:

•	Goldman, Sachs & Co. served as a financial advisor to Silver Lake Partners and the rest of our sponsor group in the November 2000 transactions.

•	Affiliates of J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were initial purchasers in the private placement of an aggregate principal amount of $210 million of 12 1/2% senior subordinated notes due 2007 issued by our subsidiary, Seagate Technology International, as part of the financing of the November 2000 transactions.

•	Affiliates of J.P. Morgan Securities, Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were lenders under the senior secured credit facilities entered into by our subsidiaries, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc., as part of the financing of the November 2000 transactions.

•	Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were initial purchasers in the private placement of an aggregate principal amount of $400 million of 8% senior notes due 2009 issued by our subsidiary, Seagate Technology HDD Holdings, as part of the 2002 refinancing.

•	Affiliates of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under the senior secured credit facilities entered into by our subsidiaries, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc., as part of the 2002 refinancing.

•	Investment partnerships affiliated with Goldman, Sachs & Co. and affiliates of J.P. Morgan Securities Inc. are members of our sponsor group and indirectly own approximately 1.8% and 5.3%, respectively, of our outstanding common shares through their ownership of New SAC.

We, the selling shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common shares to be sold in this offering will be passed upon by Maples and Calder, Cayman Islands. Some legal matters as to U.S. law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Investment vehicles comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own an interest representing less than 1% of the capital commitments of one of our sponsors, Silver Lake Partners. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Investment partnerships comprised of members of and persons associated with Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the capital commitments of Silver Lake Partners. In addition, Wilson Sonsini Goodrich & Rosati from time to time represents Seagate Technology, and formerly represented Seagate Delaware, in legal matters unrelated to this offering.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and our predecessor’s combined financial statements at June 28, 2002 and June 29, 2001, and for the year ended June 28, 2002 and the period from November 23, 2000 through June 29, 2001, the period from July 1, 2000 through November 22, 2000 and for the year ended June 30, 2000, as set forth in their report. We have included our consolidated financial statements and our predecessor’s combined financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC’s web site (http://www.sec.gov). This site contains reports and other information that we file electronically with the SEC. The registration statement and other reports or information can be inspected, and copies may be obtained, at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and at the regional public reference facilities maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Information on the operation of the Public Reference Room of the SEC may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act of 1933 with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries and are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

SE AGATE TECHNOLOGY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 28, 2003 AND JUNE 28, 2002	F-2

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 28, 2003 AND MARCH 29, 2002	F-3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED MARCH 28, 2003 AND MARCH 29, 2002	F-4

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY FOR THE NINE MONTHS ENDED MARCH 28, 2003	F-5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-6

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS	F-28

CONSOLIDATED BALANCE SHEETS AS OF JUNE 28, 2002 AND JUNE 29, 2001	F-29

CONSOLIDATED STATEMENTS OF OPERATIONS FOR FISCAL YEAR ENDED JUNE 28, 2002 AND FOR THE PERIOD FROM NOVEMBER 23, 2000 TO JUNE 29, 2001 AND COMBINED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM JULY 1, 2000 TO NOVEMBER 22, 2000 AND FISCAL YEAR ENDED JUNE 30, 2000

F-30

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR FISCAL YEAR ENDED JUNE 28, 2002 AND FOR THE PERIOD FROM NOVEMBER 23, 2000 TO JUNE 29, 2001 AND COMBINED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JULY 1, 2000 TO NOVEMBER 22, 2000 AND FISCAL YEAR ENDED JUNE 30, 2000

F-31

COMBINED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND BUSINESS EQUITY FOR THE PERIOD FROM JULY 1, 2000 THROUGH NOVEMBER 22, 2000 AND FISCAL YEAR ENDED JUNE 30, 2000	F-33

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY FOR FISCAL YEAR ENDED JUNE 28, 2002 AND FOR THE PERIOD FROM NOVEMBER 23, 2000 THROUGH JUNE 29, 2001	F-34

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS	F-35

SEAGATE TECHNOLOGY

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

(unaudited)

	March 28, 2003	June 28, 2002 (a)
ASSETS (See Note 4)
Cash and cash equivalents	$679	$612
Short-term investments	397	231
Accounts receivable, net	657	614
Inventories	301	347
Other current assets	162	158

Total Current Assets	2,196	1,962
Property, equipment and leasehold improvements, net	1,062	1,022
Intangible assets, net	5	6
Other assets, net	119	105

Total Assets (See Note 4)	$3,382	$3,095

LIABILITIES
Accounts payable	$709	$743
Affiliate accounts payable	3	12
Accrued employee compensation	179	190
Accrued deferred compensation	—	147
Accrued expenses	319	339
Accrued income taxes	179	170
Current portion of long-term debt	4	2

Total Current Liabilities	1,393	1,603
Other liabilities	98	102
Long-term debt, less current portion	745	749

Total Liabilities	2,236	2,454
Commitments and contingencies

SHAREHOLDERS’ EQUITY
Preferred shares, common shares and paid-in capital	631	598
Deferred stock compensation	(9)	—
Retained earnings	524	43

Total Shareholders’ Equity	1,146	641

Total Liabilities and Shareholders’ Equity	$3,382	$3,095

(a)	The information in this column was derived from the Company’s audited consolidated balance sheet as of June 28, 2002 included elsewhere in this registration statement.

See notes to condensed consolidated financial statements.

SEAGATE TECHNOLOGY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
Revenue	$1,620	$1,691	$4,933	$4,614
Cost of revenue	1,186	1,180	3,634	3,368
Product development	167	177	496	492
Marketing and administrative	85	97	276	302
Amortization of intangibles	—	5	—	15
Restructuring	—	4	7	4

Total operating expenses	1,438	1,463	4,413	4,181

Income from operations	182	228	520	433
Interest income	4	6	12	21
Interest expense	(11)	(19)	(36)	(61)
Other, net	5	(1)	(1)	10

Other income (expense), net	(2)	(14)	(25)	(30)

Income before income taxes	180	214	495	403
Provision for income taxes	6	21	14	52

Net income (1)	$174	$193	$481	$351

Net income per share:
Basic	$0.41	$0.48	$1.17	$0.88
Diluted	0.37	0.45	1.04	0.85
Number of shares used in per share calculations:
Basic	429	401	413	400
Diluted	476	429	465	411

(1)	During the quarter ended March 28, 2003, the Company paid a distribution of $13 million, or $0.03 per share, to all its common shareholders, including New SAC. Additionally, during the quarter ended December 27, 2002 and immediately prior to the closing of its initial public offering, the Company paid a distribution of $262 million, or $0.65 per share, to the holders of its then-outstanding shares, including New SAC. During the quarter ended March 29, 2002, the Company paid a distribution of $33 million, or $0.08 per share, to the holders of its then-outstanding shares, including New SAC.

See notes to condensed consolidated financial statements

SEAGATE TECHNOLOGY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(unaudited)

	For the Nine Months Ended
	March 28, 2003	March 29, 2002
OPERATING ACTIVITIES
Net income	$481	$351
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	327	307
Non-cash portion of restructuring charge	(10)	1
Deferred income tax	(16)	(9)
Other, net	34	7
Changes in operating assets and liabilities:
Accounts receivable	(54)	(164)
Inventories	23	(21)
Accounts payable	(38)	96
Accrued expenses, employee compensation and warranty	16	(77)
Accrued income taxes	9	59
Other assets and liabilities	(30)	22
Accrued deferred compensation	(147)	—

Net cash provided by operating activities	595	572

INVESTING ACTIVITIES
Acquisition of property, equipment and leasehold improvements	(357)	(321)
Purchases of short-term investments	(2,405)	(627)
Maturities and sales of short-term investments	2,239	685
Sale of XIOtech, net of repayment of intercompany debt	8	—
Sale of Reynosa facility	28	—
Other, net	(45)	(11)

Net cash used in investing activities	(532)	(274)

FINANCING ACTIVITIES
Repayment of long-term debt	(2)	(23)
Issuance of common shares	281	3
Distributions to shareholders	(275)	(33)
Other, net	—	7

Net cash provided by (used in) financing activities	4	(46)

Increase in cash and cash equivalents	67	252
Cash and cash equivalents at the beginning of the period	612	726

Cash and cash equivalents at the end of the period	$679	$978

See notes to condensed consolidated financial statements.

SEAGATE TECHNOLOGY

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the Nine Months Ended March 28, 2003

(in millions)

(unaudited)

	Number of Preferred Shares	Shares Amount	Number of Common Shares	Shares Amount	Additional Paid-in Capital	Deferred Stock Compensation	Retained Earnings and Accumulated Comprehensive Income	Total
Balance at June 28, 2002	400	$—	2	$—	$598	$—	$43	$641
Net income and comprehensive income							481	481
Issuance of common shares as a result of employee option exercises			5		11			11
Sale of XIOtech to New SAC in exchange for $32 note payable distributed to shareholders					(1)			(1)
Distributions to shareholders					(275)			(275)
Issuance of common shares in initial public offering			24		270			270
Conversion of preferred shares into common shares upon initial public offering	(400)		400
Amortization of deferred compensation related to New SAC restricted share plans					8			8
Deferred compensation					11	(11)		—
Amortization of deferred compensation						2		2
Compensation expense related to executive terminations					9			9

Balance at March 28, 2003	—	$—	431	$—	$631	$(9)	$524	$1,146

See notes to condensed consolidated financial statements.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.    Basis of Presentation

In August 2000, Seagate Technology, which was then known as Seagate Technology Holdings and is referred to herein as “the Company,” was formed to be a holding company for the rigid disc drive operating business and the storage area networks operating business of Seagate Technology, Inc., a Delaware corporation, which is referred to herein as “Seagate Delaware.” On November 4, 2002, the Company sold XIOtech Corporation, a wholly-owned subsidiary that operated the Company’s storage area networks operating business, to New SAC. At the time XIOtech was sold, New SAC, the Company’s parent, owned over 99% of the Company. See Note 12, Sale of XIOtech Corporation. On December 13, 2002, the Company completed the initial public offering of 72,500,000 of its common shares, 24,000,000 of which were sold by the Company and 48,500,000 of which were sold by New SAC, as selling shareholder, at a price of $12 per share. See Note 3, Consummation of Initial Public Offering. Additionally, on December 13, 2002, the Company changed its corporate name from “Seagate Technology Holdings” to “Seagate Technology.”

The condensed consolidated financial statements have been prepared by the Company and have not been audited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The condensed consolidated financial statements reflect, in the opinion of management, all material adjustments necessary to summarize fairly the consolidated financial position, results of operations and cash flows for the periods presented. Such adjustments are of a normal recurring nature. The Company’s consolidated financial statements for the fiscal year ended June 28, 2002 are included in its registration statement on Form S-1, Registration No. 333-100513, as declared effective by the United States Securities and Exchange Commission on December 10, 2002. The Company believes that the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with its consolidated financial statements as of June 28, 2002 and the notes thereto, are adequate to make the information presented not misleading.

The results of operations for the three- and nine-month periods ended March 28, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending June 27, 2003.

The Company operates and reports its financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. The quarters ended March 28, 2003 and March 29, 2002 were both 13 weeks. Fiscal year 2003 will be comprised of 52 weeks and will end on June 27, 2003.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

2.    Summary of Significant Accounting Policies

Net Income Per Share

In accordance with SFAS 128, “Earnings per Share,” the following table sets forth the computation of basic and diluted net income per share for the three- and nine-month periods ended March 28, 2003 and March 29, 2002 (in millions, except per share data):

	For the Three Months Ended		For the Nine Months Ended
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
Numerator:
Net Income	$174	$193	$481	$351

Denominator:
Denominator for basic net income per share—weighted average number of preferred and common shares outstanding during the period	429	401	413	400
Incremental common shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	47	28	52	11

Denominator for diluted net income per share	476	429	465	411
Basic net income per share	$0.41	$0.48	$1.17	$0.88

Diluted net income per share	$0.37	$0.45	$1.04	$0.85

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 or APB Opinion No. 25, “Accounting for Stock Issued to Employees” to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APBO 25.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The Company continues to follow ABPO 25 and related interpretations in accounting for employee stock options because the alternative fair value accounting method provided under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The interim pro forma information under SFAS 123, as amended by SFAS 148, is as follows:

	For the Three Months Ended		For the Nine Months Ended
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
Net income:
As reported	$174	$193	$481	$351
Add-back: Stock-based employee compensation included in net income	1	—	2	—
Deduct: Stock-based employee compensation determined under fair value method	(12)	(4)	(25)	(11)

Pro forma	$163	$189	$458	$340
Basic earnings per share:
As reported	$0.41	$0.48	$1.17	$0.88
Pro forma	$0.38	$0.47	$1.11	$0.85
Diluted earnings per share:
As reported	$0.37	$0.45	$1.04	$0.85
Pro forma	$0.34	$0.45	$0.99	$0.84

The effects on pro forma disclosures of applying SFAS 123 may not be representative of the effects on pro forma disclosures in future periods. See Note 6, Stock Compensation, for a discussion of the Company’s assumptions used to estimate stock-based compensation expense under SFAS 123.

3.    Consummation of Initial Public Offering

On November 22, 2000, as part of a series of transactions referred to herein as the “November 2000 transactions,” New SAC acquired the rigid disc drive and storage area networks divisions of Seagate Delaware that were in turn contributed in exchange for all of the Company’s then-outstanding capital stock, which consisted of 400,000,000 Series A preferred shares. Immediately prior to the closing of the Company’s initial public offering, these Series A preferred shares were automatically converted on a one-for-one basis into common shares of the Company.

On December 13, 2002, the Company completed the initial public offering of 72,500,000 of its common shares, 24,000,000 of which were sold by the Company and 48,500,000 of which were sold by New SAC, its parent, as selling shareholder, at a price of $12 per share. The Company received proceeds from its sale of the 24,000,000 newly issued common shares of approximately $270 million after deducting underwriting fees, discounts and commissions. Immediately prior to the closing of its initial public offering, the Company paid a distribution of $262 million, or $0.65 per share, to the holders of its then-outstanding shares, including New SAC. The Company also paid a lump sum of approximately $12 million to certain New SAC investors in exchange for the discontinuation of an annual monitoring fee of $2 million. This payment was charged to marketing and administrative expense during the quarter ended December 27, 2002.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

New SAC received proceeds of approximately $557 million from the sale of 48,500,000 of the Company’s common shares, after deducting underwriting discounts and commissions, from the offering. New SAC distributed these net proceeds from the offering together with its proceeds from the return of capital distribution by the Company described above to the holders of its preferred and ordinary shares. After the initial public offering, New SAC retains 351,500,000 of the Company’s outstanding common shares. As a result of the distribution to the New SAC preferred shareholders, the Company’s wholly-owned subsidiary, Seagate Technology HDD Holdings, became obligated to make payments of approximately $147 million to the participants in its deferred compensation plan. These payments were made following the closing of the Company’s initial public offering.

4.    Balance Sheet Information

	March 28, 2003	June 28, 2002
	(in millions)
Accounts Receivable:
Accounts receivable	$688	$643
Allowance for doubtful accounts	(31)	(29)

	$657	$614

Inventories:
Components	$61	$54
Work-in-process	64	34
Finished goods	176	259

	$301	$347

Property, Equipment and Leasehold Improvements:
Property, equipment and leasehold improvements	$1,818	$1,500
Accumulated depreciation and amortization	(756)	(478)

	$1,062	$1,022

Accrued Warranty:
Short-term accrued warranty included in accrued expenses on the balance sheet	$83	$97
Long-term accrued warranty included in other liabilities on the balance sheet	54	63

	$137	$160

5.    Income Taxes

The Company is a foreign holding company incorporated in the Cayman Islands with foreign and U.S. subsidiaries that operate in multiple taxing jurisdictions. As a result, its worldwide operating income is either subject to varying rates of tax or exempt from tax due to tax holidays it operates under in China, Malaysia, Singapore and Thailand. These tax holidays are scheduled to expire in whole or in part at various dates through 2010 and served to reduce the Company’s effective tax rate in the three-month periods ended March 28, 2003 and March 29, 2002 from a notional rate of 35% to an actual rate of approximately 8% and 10%, respectively. For the nine-month periods ended March 28, 2003 and March 29, 2002, these tax holidays reduced the

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Company’s effective tax rate from a notional rate of 35% to an actual rate of approximately 8% and 13%, respectively. The effective tax rate for the three- and nine-month periods ended March 28, 2003 was further reduced to approximately 3%, primarily due to the realization of U.S. net operating loss carryforwards and other deferred tax assets that had been previously subject to a valuation allowance.

The Company has recorded net deferred tax assets of $74 million, the realization of which is dependent on its ability to generate sufficient U.S. taxable income in fiscal years 2003, 2004 and 2005. Although realization is not assured, the Company’s management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent quarters, when the Company reevaluates the underlying basis for its estimates of future U.S. taxable income.

The Company anticipates that its effective tax rate will approximate 3% in the fourth quarter of fiscal year 2003. However, its effective tax rate may increase or decrease to the extent the Company records adjustments to its valuation allowance for deferred tax assets.

On July 31, 2001, Seagate Delaware and the Internal Revenue Service filed a settlement stipulation with the United States Tax Court in complete settlement of the remaining disputed tax matter reflected in the statutory notice of deficiency dated June 12, 1998. The settlement stipulation is expressly contingent upon Seagate Delaware and the Internal Revenue Service entering into a closing agreement in connection with certain tax matters arising in all or some part of the open tax years of Seagate Delaware and New SAC. The settlement remains before the Joint Committee on Taxation for review. The parties are in the process of incorporating comments from the Joint Committee on Taxation into the parties’ settlement agreements. The settlement and the anticipated execution of the closing agreement(s) will not result in an additional provision for income taxes.

As of March 28, 2003 and March 29, 2002, accrued income taxes include $125 million for tax indemnification amounts due to VERITAS Software Corporation pursuant to the Indemnification Agreement between Seagate Delaware, Suez Acquisition Company and VERITAS Software Corporation. The tax indemnification amount was recorded by the Company in connection with the purchase of the operating assets of Seagate Delaware and represents U.S. tax liabilities previously accrued by Seagate Delaware for periods prior to the acquisition date of the operating assets. Certain of Seagate Delaware’s federal and state tax returns are under examination by tax authorities. The Company believes that the $125 million tax indemnification amount is adequate to cover any final assessments that may result from these examinations. The timing of the settlement of these examinations is uncertain. To the extent the settlement of these examinations results in tax liabilities that are less than the $125 million indemnification amount, the difference will be recorded as an income tax benefit and may significantly affect the Company’s effective tax rate for the period in which the settlement occurs.

Certain of the Company’s foreign tax returns for various fiscal years are under examination by taxing authorities. The Company believes that adequate amounts of tax have been provided for any final assessment that may result from these examinations.

6.    Stock Compensation

Deferred Stock Compensation—In connection with certain stock options granted during the six-month period ended December 27, 2002, the Company recorded deferred stock compensation aggregating $10.7 million, representing the difference between the exercise price of the options and the deemed fair value of the Company’s common shares on the dates the options were granted. This deferred stock compensation is being amortized over

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

the vesting periods of the underlying stock options of 48 months. Through March 28, 2003, the Company has amortized approximately $2 million of such compensation expense.

Stock Purchase Plan—The Company established an Employee Stock Purchase Plan (“ESPP plan”) in December 2002. A total of 20,000,000 shares of common stock have been authorized for issuance under the ESPP plan, plus an automatic annual increase on the first day of the Company’s fiscal year beginning in 2003 equal to the lesser of 2,500,000 shares or 0.5% of the outstanding shares on the last day of the immediately preceding fiscal year, or such lesser number of shares as is determined by the Company’s board of directors. In no event shall the total number of shares issued under the ESPP plan exceed 75,000,000 shares. The ESPP plan permits eligible employees who have completed thirty days of employment prior to the commencement of any offering period to purchase common stock through payroll deductions generally at 85% of the fair market value of the common stock. The ESPP plan has two six-month purchase periods and contains a “rollover” feature if the market price of the stock at the end of any six-month purchase period is lower than the stock price at the beginning of the offering period. In that case, the plan is immediately canceled after that purchase date, and a new one-year plan is established using the then-current stock price as the base purchase price.

Assumptions Used in Determining Pro Forma Information—See Note 2, Summary of Significant Accounting Policies, for pro forma information on net income and earnings per share required under SFAS 123, as amended by SFAS 148. The Company continues to follow APBO 25 and related interpretations in accounting for employee stock options because the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were developed for use in valuing traded options, and not for use in valuing employee stock options. Stock options granted to employees have characteristics significantly different from those of traded options, and in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

Up to the Company’s initial public offering of its common stock on December 11, 2002, the fair value of the Company’s stock options was estimated using the Black-Scholes valuation method with minimum volatility. For all employee stock options issued in fiscal year 2003 subsequent to December 11, 2002, the Company estimated the fair value of stock options issued to employees using the Black-Scholes valuation method with a volatility factor estimated based on the stock volatilities of publicly traded competitors.

The fair value of the Company’s stock options granted to employees for the three- and nine-month periods ended March 28, 2003 and March 29, 2002 was estimated assuming no expected dividends (for periods prior to December 27, 2002) and the following weighted average assumptions:

	For the Three Months Ended		For the Nine Months Ended
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
Option Plan Shares
Expected life (in years)	3.0	10.0	3.0	10.0
Risk-free interest rate	2.3%	4.5%	2.1–3.0%	4.5%
Volatility	0.83	Minimum	0.0001-0.83	Minimum
Expected dividend	1.2%	—	1.2%	—
ESPP Plan Shares
Expected life (in years)	0.5–1.0	—	0.5–1.0	—
Risk-free interest rate	1.2–1.3%	—	1.2–1.3%	—
Volatility	0.74–0.91	—	0.74–0.91	—
Expected dividend	1.2%	—	1.2%	—

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The weighted average fair value of stock options granted under the Seagate Technology Option plan was $4.68 and $4.25 for the three- and nine-month periods ended March 28, 2003, respectively, and $1.81 and $0.92 for three- and nine-month periods ended March 29, 2002, respectively. The weighted average fair value of stock options granted under the ESPP plan was $3.31 for the three- and nine-month periods ended March 28, 2003.

7.    Restructuring Costs

During the nine months ended March 28, 2003, the Company recorded a $17 million restructuring charge. The Company also reduced a restructuring accrual previously recorded by its predecessor in fiscal year 1998 by $10 million due to a change in estimated lease obligations. These combined actions resulted in a net restructuring charge of $7 million.

The $17 million restructuring charge was a result of a restructuring plan, which the Company refers to as the fiscal year 2003 restructuring plan, established to continue the alignment of the Company’s global workforce and manufacturing capacity with existing and anticipated future market requirements, primarily in its Far East operations. The restructuring charge was comprised of employee termination costs relating to a reduction in its workforce of approximately 3,750 employees, 1,955 of whom had been terminated as of March 28, 2003. The Company estimates that after completion of the restructuring activities contemplated by the fiscal year 2003 restructuring plan, annual salary expense will be reduced by approximately $17 million. The Company expects the fiscal year 2003 restructuring plan to have been substantially completed by the end of its fiscal year 2003.

The following table summarizes the Company’s restructuring activities for the nine months ended March 28, 2003:

	Severance and Benefits	Excess Facilities	Contract Cancellations	Total
	(in millions)
Reserve balances, June 28, 2002	$4	$9	$1	$14
First quarter restructuring charge	17	—	—	17
Cash charges	(13)	—	—	(13)
Adjustments and reclassifications	—	(9)	(1)	(10)

Reserve balances, March 28, 2003	$8	$—	$—	$8

The Company may not be able to realize all of the expected savings from its restructuring activities and cannot ensure that the restructuring activities and transfers will be implemented on a cost-effective basis without delays or disruption in its production and without adversely affecting its results of operations.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

8.    Business Segments

Prior to the Company’s sale of XIOtech Corporation to New SAC on November 4, 2002, the Company had two operating segments: rigid disc drives and storage area networks, however, only the rigid disc drive business was a reportable segment. See Note 12, Sale of XIOtech Corporation. The operating results for XIOtech are included in the Company’s consolidated results of operations through the date that XIOtech was sold to New SAC and are included in the “other” category below. The Company has identified its Chief Executive Officer, or CEO, as the Chief Operating Decision Maker. Gross profit from operations is defined as revenue less cost of revenue. The following tables summarize the Company’s operations:

	For the Three Months Ended		For the Nine Months Ended
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
	(in millions)
Revenue and Gross Profit
Revenue:
Rigid Disc Drives	$1,620	$1,678	$4,911	$4,564
Other	—	14	24	52
Eliminations	—	(1)	(2)	(2)

Consolidated	$1,620	$1,691	$4,933	$4,614

Gross Profit:
Rigid Disc Drives	$434	$503	$1,287	$1,217
Other	—	8	12	29

Consolidated	$434	$511	$1,299	$1,246

Total Assets
Rigid Disc Drives			$3,386	$3,403
Other			—	45

Operating Segments			3,386	3,448
Eliminations			(4)	(59)

Consolidated			$3,382	$3,389

XIOtech had a net loss of $9 million for the period from June 29, 2002 through November 4, 2002 and net losses of $12 million and $35 million for the three- and nine-month periods ended March 29, 2002, respectively, that are included in the Company’s consolidated results for those periods.

9.    Comprehensive Income and Supplemental Cash Flow Information

Comprehensive Income

For the three- and nine-month periods ended March 28, 2003 and March 29, 2002, comprehensive income included net income and an insignificant amount of foreign currency translation. The Company records unrealized gains and losses on the mark-to-market of its investments and its foreign currency as components of accumulated other comprehensive income (loss). The accumulated other comprehensive income (loss) at March 28, 2003 and June 28, 2002 was insignificant.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Supplemental Cash Flow Information

	For the Nine Months Ended
	March 28, 2003	March 29, 2002
	(in millions)
Cash Transactions:
Cash paid for interest	$31	$37
Cash paid for income taxes, net of refunds	21	—

10.    Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. The adoption of SFAS 146 did not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. The Interpretation requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, “Accounting for Contingencies”. The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The Company adopted the disclosure requirements of FIN 45 in the quarter ended December 27, 2002. See Note 14, Product Warranty. The Company adopted the initial recognition and measurement provisions of FIN 45 prospectively in the quarter ended March 28, 2003.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APBO 25. The Company adopted the disclosure requirements of SFAS 148 in the quarter ended March 28, 2003.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not believe that the adoption of FIN 46 will have a material impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“FAS 149”) which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003 except for the provisions that were cleared by the FASB in prior pronouncements. The Company does not expect the provision of this statement to have a significant impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the provision of this statement to have a significant impact on the Company’s results of operations or financial position.

11.    Litigation

Convolve, Inc. and Massachusetts Institute of Technology (“MIT”) v. Seagate Technology LLC, et al.     Between 1998 and 1999, Convolve, Inc., a small privately held technology consulting firm founded by an MIT Ph.D., engaged in discussions with Seagate Delaware with respect to the potential license of technology that Convolve claimed to own. During that period, the parties entered into non-disclosure agreements. The Company declined Convolve’s offer of a license in late 1999. On July 13, 2000, Convolve and MIT filed suit against Compaq Computer Corporation and the Company in the U.S. District Court for the Southern District of New York, alleging patent infringement, misappropriation of trade secrets, breach of contract, tortious interference with contract and fraud relating to Convolve and MIT’s Input Shaping® and Convolve’s Quick and Quiet™ technology. The plaintiffs claim their technology is incorporated in the Company’s sound barrier technology, which was publicly announced on June 6, 2000. The complaint seeks injunctive relief, $800 million in compensatory damages and unspecified punitive damages. The Company answered the complaint on August 2, 2000 and filed counterclaims for declaratory judgment that two Convolve/MIT patents are invalid and not infringed and that the Company owns any intellectual property based on the information that the Company disclosed to Convolve. The court denied plaintiffs’ motion for expedited discovery and ordered plaintiffs to identify their trade secrets to defendants before discovery could begin. Convolve served a trade secrets disclosure on August 4, 2000, and the Company filed a motion challenging the disclosure statement. On May 3, 2001, the court appointed a special master to review the trade secret issues. The special master resigned on June 5, 2001, and the court appointed another special master on July 26, 2001. After a hearing on the Company’s motion challenging the trade secrets disclosure on September 21, 2001, the special master issued a report and recommendation to the court that the trade secret list was insufficient. Convolve revised the trade secret list, and the court entered an order on January 1, 2002, accepting the special master’s recommendation that this trade

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

secret list was adequate. On November 6, 2001, the USPTO issued US Patent No. 6,314,473 to Convolve. Convolve filed an amended complaint on January 16, 2002, alleging defendants’ infringement of this patent, and the Company answered and filed counterclaims on February 8, 2002. Discovery is in process. On July 26, 2002, the Company filed a Rule 11 motion challenging the adequacy of plaintiffs’ pre-filing investigation on the first two patents alleged in the complaint and seeking dismissal of plaintiffs’ claims related to these patents and reimbursement of attorney’s fees. The court denied the Company’s motion on May 23, 2003. Briefing on claims construction issues has been completed and a claims construction (Markman) hearing has been requested. No trial date has been set. The Company believes that the claims are without merit and intends to defend against them vigorously. On May 6, 2003, the USPTO issued to Convolve U.S. Patent No. 6,560,658 B2, entitled “Data Storage Device with Quick and Quiet Modes.” Convolve has indicated that it wants to add this patent to its lawsuit.

Shao Tong, et. al. v. Seagate International/(Wuxi) Co., Ltd.    In July 2002, the Company was sued in the People’s Court of Nanjing City, China, by an individual, Shao Tong, and a private Chinese company, Nanjing Yisike Network Safety Technique Co., Ltd. The complaint alleged that two of the Company’s personal storage disc drive products infringe Chinese patent number ZL94111461.9, which prevents the corruption of systems data stored on rigid disc drives. The suit, which sought to stop the Company from manufacturing the two products and claimed immaterial monetary damages, was dismissed by the court on procedural grounds on November 29, 2002. On December 3, 2002, the plaintiffs served the Company with notice that they had refiled the lawsuit. The new complaint contains identical infringement claims against the same disc drive products, claims immaterial monetary damages and attorney’s fees and requests injunctive relief and a recall of the products from the Chinese market. Manufacture of the accused products ceased in May 2003. At a hearing on March 10, 2003, the court referred the matter to an independent technical advisory board for a report on the application of the patent claims to the two products. On June 10, 2003, the Company presented its non-infringement case to the technical panel. We expect a technical advisory report to be issued to the court within the next few weeks. We also have initiated an invalidation proceeding with respect to the patents at issue in the suit with the China Patent Office.

Seagate Technology v. Read-Rite Corporation.    In order to clarify our rights under a patent cross-license agreement that Seagate Delaware entered into with Read-Rite Corporation as of December 31, 1994, we filed a declaratory judgment action on May 7, 2003 in the Superior Court of California, County of Santa Clara, seeking a declaration that we are entitled to a cross-license, effective as of November 22, 2000, under terms substantially identical to those contained in the original Patent Cross License Agreement. On June 11, 2003, Read-Rite Corporation answered the complaint putting forward a general denial and asserting various affirmative defenses. On June 17, 2003, Read-Rite Corporation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Upon notice, our declaratory judgment action has been stayed.

12.    Sale of XIOtech Corporation

On November 4, 2002, the Company sold XIOtech Corporation, the wholly-owned indirect subsidiary that operated the Company’s storage area networks business, to New SAC. New SAC in turn sold 51% of XIOtech to a third party in a transaction in which XIOtech sold newly issued shares to this third party. As a result, New SAC has retained an interest of less than 20% of XIOtech.

In consideration of the Company’s sale of XIOtech to New SAC, the Company received a $32 million promissory note from New SAC. The amount of this promissory note was equal to the estimated fair value of XIOtech as of the date of the sale, net of intercompany indebtedness. Immediately after the sale of XIOtech to

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

New SAC, the Company made an in-kind pro rata distribution of the entire promissory note to the holders of its then-outstanding shares, including New SAC, which at the time owned approximately 99.4% of its outstanding shares. That portion of the note distributed back to New SAC was cancelled, and New SAC immediately paid off the remaining 0.6% of the promissory note held by the Company’s minority shareholders. As a result of the sale of XIOtech, the Company no longer consolidates XIOtech’s operations with its operations subsequent to November 4, 2002.

Because New SAC at the time owned approximately 99.4% of the Company’s outstanding shares, the Company’s sale of XIOtech to New SAC was recorded as a distribution of an amount equal to the net book value of XIOtech of $1 million rather than as a sale for the fair value of the promissory note. As of November 4, 2002, XIOtech’s balance sheet consisted of $33 million of current assets, $6 million of non-current assets, $36 million of current liabilities (which included $19 million of intercompany indebtedness), and $2 million of long-term liabilities.

13.    Warranty and Services Agreement

On October 28, 2002, the Company closed the sale of its product repair and servicing facility in Reynosa, Mexico and certain related equipment and inventory to a wholly-owned subsidiary of Jabil Circuit, Inc. After the sale, Jabil became the Company’s primary source provider of warranty repair services for a multi-year period at costs defined in a long-term services agreement. During the term of this services agreement, the Company will be dependent upon Jabil to effectively manage warranty repair related costs and activities. The arrangement with Jabil is comprised of various elements, including the sale of the facility, equipment and inventory, the Company’s obligations under the services agreement, and potential reimbursements by the Company to Jabil. Because the fair values of each of these elements have not been separately established, and because the Company will repurchase the inventory sold to Jabil, the $10 million excess of the sale prices assigned to various elements of the arrangements with Jabil over their respective carrying values will be offset against cost of revenue as a reduction to warranty expense. Of the $10 million excess, $5 million was utilized in the quarter ended December 27, 2002 to offset an immediate repair cost increase and the remaining $5 million is being utilized over the remaining period of the long-term services agreement.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

14.    Product Warranty

The Company estimates probable product warranty costs at the time revenue is recognized. The Company generally warrants its products for a period of one to five years. The Company uses estimated repair or replacement costs and uses statistical modeling to estimate product return rates in order to determine its warranty obligation. Changes in the Company’s product warranty liability during the three- and nine-month periods ended March 28, 2003 and March 29, 2002 were as follows:

	For the Three Months Ended		For the Nine Months Ended
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
	(in millions)
Balance, beginning of period	$149	$176	$160	$192
Warranties issued	19	22	60	60
Repairs and replacements	(33)	(31)	(93)	(86)
Changes in liability for pre-existing warranties, including expirations	2	—	10	1

Balance, end of period	$137	$167	$137	$167

The Company offers extended warranties on certain of it products. Deferred revenue in relation to extended warranties has not been material to date.

15.    Related Party Transactions

Historically, the Company has provided substantial services to other affiliated companies. Upon the closing of the stock purchase agreement by New SAC, these services continue to be provided by the Company through New SAC. The services provided generally include general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions, among others. The Company charges for these services through corporate expense allocations. The amount of corporate expense allocations depends upon the total amount of allocable costs incurred by the Company on behalf of the affiliated company less amounts charged as specified cost or expense rather than by allocation. Such costs have been proportionately allocated to the affiliated companies based on detailed inquiries and estimates of time incurred by the Company’s corporate marketing and general administrative departmental managers. Management believes that the allocations charged to other affiliated companies are reasonable. Allocations charged to other affiliated companies’ marketing and administrative expenses for the nine months ended March 28, 2003 were $3.4 million. Purchases and sales to other affiliated companies were not material for any of the periods presented.

At March 28, 2003, amounts receivable from three officers totaled $1.8 million while amounts receivable from an additional 12 officers and/or employees totaled $1.0 million. Individual loans were made to these employees to assist them with relocation costs and/or beginning employment at the Company. The loans totaling $1.8 million bear interest at 8% per year and are due in lump sum payments, including unpaid interest, in fiscal year 2006. Under the terms of these loans, $0.7 million of the $1.8 million, as well as accrued and unpaid interest, will be forgiven if these officers remain employed for a specified period of time. In the periods in which these officers fulfill their employment obligations, the amount of principal and interest, which are forgiven ratably over the required employment term, will be charged to compensation expense. The loans totaling $1.0 million generally are non-interest bearing and are due in lump sum payments at the end of a five-year period.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

16.    Condensed Consolidating Financial Information

On May 13, 2002, Seagate Technology HDD Holdings, or HDD, issued $400 million in aggregate principal amount of 8% senior notes due 2009. HDD is the Company’s wholly-owned direct subsidiary, and the Company has guaranteed HDD’s obligations under the 8% senior notes, on a full and unconditional basis. The following tables present parent guarantor, subsidiary issuer and combined non-guarantors condensed consolidating balance sheets of the Company and its subsidiaries at March 28, 2003 and June 28, 2002, the condensed consolidating results of operations for the three- and nine-month periods ended March 28, 2003 and March 29, 2002, and the condensed consolidating cash flows for the nine-month periods ended March 28, 2003 and March 29, 2002. The information classifies the Company’s subsidiaries into Seagate Technology-parent company guarantor, HDD-subsidiary issuer, and the combined non-guarantors based upon the classification of those subsidiaries under the terms of the 8% senior notes. The Company is restricted in its ability to obtain funds from its subsidiaries by dividend or loan under both the indenture governing the 8% senior notes and the credit agreement governing the senior secured credit facilities. Under each of these instruments, dividends paid by HDD or its restricted subsidiaries would constitute restricted payments and loans between the Company and HDD or its restricted subsidiaries would constitute affiliate transactions.

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Balance Sheet

March 28, 2003

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$14	$—	$665	$—	$679
Short-term investments	—	—	397	—	397
Accounts receivable, net	—	—	657	—	657
Intercompany receivable	9	—	18	(27)	—
Inventories	—	—	301	—	301
Other current assets	1	—	161	—	162

Total Current Assets	24	—	2,199	(27)	2,196

Property, equipment and leasehold improvements, net	—	—	1,062	—	1,062
Equity investment in HDD	1,123	—	—	(1,123)	—
Equity investments in Non-Guarantors	—	1,450	—	(1,450)	—
Intangible assets, net	—	—	5	—	5
Intercompany loan receivable	—	325	—	(325)	—
Other assets	—	12	107	—	119

Total Assets	$1,147	$1,787	$3,373	$(2,925)	$3,382

Accounts payable	$—	$—	$709	$—	$709
Affiliate accounts payable	—	—	3	—	3
Intercompany payable	—	2	25	(27)	—
Accrued employee compensation	—	—	179	—	179
Accrued expenses	1	14	304	—	319
Accrued income taxes	—	—	179	—	179
Current portion of long-term debt	—	2	2	—	4

Total Current Liabilities	1	18	1,401	(27)	1,393

Other liabilities	—	—	98	—	98
Intercompany loan payable	—	—	325	(325)	—
Long-term debt, less current portion	—	646	99	—	745

Total Liabilities	1	664	1,923	(352)	2,236

Shareholders’ Equity	1,146	1,123	1,450	(2,573)	1,146

Total Liabilities and Shareholders’ Equity	$1,147	$1,787	$3,373	$(2,925)	$3,382

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Balance Sheet

June 28, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$—	$46	$566	$—	$612
Short-term investments	—	—	231	—	231
Accounts receivable, net	—	—	614	—	614
Intercompany receivable	—	3	14	(17)	—
Inventories	—	—	347	—	347
Other current assets	—	—	158	—	158

Total Current Assets	—	49	1,930	(17)	1,962

Property, equipment and leasehold improvements, net	—	—	1,022	—	1,022
Equity investment in HDD	632	—	—	(632)	—
Equity investments in Non-Guarantors	9	1,067	—	(1,076)	—
Intangible assets, net	—	—	6	—	6
Intercompany loan receivable	—	305	—	(305)	—
Other assets	—	14	91	—	105

Total Assets	$641	$1,435	$3,049	$(2,030)	$3,095

Accounts payable	$—	$—	$743	$—	$743
Affiliate accounts payable	—	—	12	—	12
Intercompany payable	—	1	16	(17)	—
Accrued employee compensation	—	—	190	—	190
Deferred compensation	—	146	1	—	147
Accrued expenses	—	6	333	—	339
Accrued income taxes	—	—	170	—	170
Current portion of long-term debt	—	1	1	—	2

Total Current Liabilities	—	154	1,466	(17)	1,603

Other liabilities	—	—	102	—	102
Intercompany loan payable	—	—	305	(305)	—
Long-term debt, less current portion	—	649	100	—	749

Total Liabilities	—	803	1,973	(322)	2,454

Shareholders’ Equity	641	632	1,076	(1,708)	641

Total Liabilities and Shareholders’ Equity	$641	$1,435	$3,049	$(2,030)	$3,095

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Statement of Operations

Three Months Ended March 28, 2003

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$—	$1,620	$—	$1,620
Cost of revenue	—	—	1,186	—	1,186
Product development	—	—	167	—	167
Marketing and administrative	—	1	84	—	85

Total operating expenses	—	1	1,437	—	1,438

Income (loss) from operations	—	(1)	183	—	182
Interest income	—	5	(1)	—	4
Interest expense	—	(10)	(1)	—	(11)
Equity in income of HDD	174	—	—	(174)	—
Equity in income of Non-Guarantors	—	180	—	(180)	—
Other, net	—	—	5	—	5

Other income (expense), net	174	175	3	(354)	(2)

Income before income taxes	174	174	186	(354)	180
Provision for income taxes	—	—	6	—	6

Net income	$174	$174	$180	$(354)	$174

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Statement of Operations

Nine Months Ended March 28, 2003

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$—	$4,933	$—	$4,933
Cost of revenue	—	—	3,634	—	3,634
Product development	—	—	496	—	496
Marketing and administrative	—	3	273	—	276
Restructuring	—	—	7	—	7

Total operating expenses	—	3	4,410	—	4,413

Income (loss) from operations	—	(3)	523	—	520
Interest income	—	17	(5)	—	12
Interest expense	—	(33)	(3)	—	(36)
Equity in income of HDD	490	—	—	(490)	—
Equity in income (loss) of Non-Guarantors	(9)	509	—	(500)	—
Other, net	—	—	(1)	—	(1)

Other income (expense), net	481	493	(9)	(990)	(25)

Income before income taxes	481	490	514	(990)	495
Provision for income taxes	—	—	14	—	14

Net income	$481	$490	$500	$(990)	$481

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Statement of Cash Flows

Nine Months Ended March 28, 2003

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Net Income	$481	$490	$500	$(990)	$481
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	—	—	327	—	327
Non-cash portion of restructuring charge	—	—	(10)	—	(10)
Deferred income taxes	—	—	(16)	—	(16)
Equity in income of HDD	(490)	—	—	490	—
Equity in income (loss) of Non-Guarantors	9	(509)	—	500	—
Other, net	—	—	34	—	34
Changes in operating assets and liabilities:
Accounts receivable	—	—	(54)	—	(54)
Intercompany accounts receivable	(9)	3	(4)	10	—
Inventories	—	—	23	—	23
Accounts payable	—	—	(38)	—	(38)
Intercompany accounts payable	—	1	9	(10)	—
Accrued expenses, employee compensation and warranty	1	8	7	—	16
Accrued income taxes	—	—	9	—	9
Other assets and liabilities, net	(1)	(2)	(27)	—	(30)
Accrued deferred compensation	—	(146)	(1)	—	(147)

Net cash provided by (used in) operating activities	(9)	(155)	759	—	595
Investing Activities
Acquisition of property, equipment and leasehold improvements	—	—	(357)	—	(357)
Purchase of short-term investments	—	—	(2,405)	—	(2,405)
Maturities and sales of short-term investments	—	—	2,239	—	2,239
Sale of XIOtech, net of repayment of intercompany debt	—	—	8	—	8
Sale of Reynosa facility	—	—	28	—	28
Other, net	—	—	(45)	—	(45)

Net cash used in investing activities	—	—	(532)	—	(532)
Financing Activities
Repayment of long-term debt	—	(1)	(1)	—	(2)
Issuance of common shares	281	—	—	—	281
Loan from HDD to Non-Guarantor	—	(325)	325	—	—
Loan repayment from Non-Guarantor to HDD	—	452	(452)	—	—
Distribution from HDD to Parent	347	(347)	—	—	—
Distribution from Parent to HDD	(330)	330	—	—	—
Distribution to shareholders	(275)	—	—	—	(275)

Net cash provided by financing activities	23	109	(128)	—	4

Increase (decrease) in cash and cash equivalents	14	(46)	99	—	67
Cash and cash equivalents at the beginning of the period	—	46	566	—	612

Cash and cash equivalents at the end of the period	$14	$—	$665	$—	$679

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Statement of Operations

Three Months Ended March 29, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$—	$1,691	$—	$1,691
Cost of revenue	—	—	1,180	—	1,180
Product development	—	—	177	—	177
Marketing and administrative	—	—	97	—	97
Amortization of intangibles	—	—	5	—	5
Restructuring	—	—	4	—	4

Total operating expenses	—	—	1,463	—	1,463

Income from operations	—	—	228	—	228
Interest income	—	—	6	—	6
Interest expense	—	—	(19)	—	(19)
Equity in income of HDD	205	—	—	(205)	—
Equity in income (losses) of Non-Guarantors	(12)	205	—	(193)	—
Other, net	—	—	(1)	—	(1)

Other income (expense), net	193	205	(14)	(398)	(14)

Income before income taxes	193	205	214	(398)	214
Provision for income taxes	—	—	21	—	21

Net income	$193	$205	$193	$(398)	$193

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Statement of Operations

Nine Months Ended March 29, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$—	$4,614	$—	$4,614
Cost of revenue	—	—	3,368	—	3,368
Product development	—	—	492	—	492
Marketing and administrative	—	—	302	—	302
Amortization of intangibles	—	—	15	—	15
Amortization of intangibles	—	—	4	—	4

Total operating expenses	—	—	4,181	—	4,181

Income from operations	—	—	433	—	433
Interest income	—	—	21	—	21
Interest expense	—	—	(61)	—	(61)
Equity in income of HDD	386	—	—	(386)	—
Equity in income (losses) of Non-Guarantors	(35)	386	—	(351)	—
Other, net	—	—	10	—	10

Other income (expense), net	351	386	(30)	(737)	(30)

Income before income taxes	351	386	403	(737)	403
Provision for income taxes	—	—	52	—	52

Net income	$351	$386	$351	$(737)	$351

SEAGATE TECHNOLOGY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Consolidating Statement of Cash Flows

Nine Months Ended March 29, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Net Income	$351	$386	$351	$(737)	$351
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	—	—	307	—	307
Non-cash portion of restructuring charge	—	—	1	—	1
Deferred income taxes	—	—	(9)	—	(9)
Equity in income of HDD	(386)	—	—	386	—
Equity in income of Non-Guarantors	35	(386)	—	351	—
Other, net	—	—	7	—	7
Changes in operating assets and liabilities:
Accounts receivable	—	—	(164)	—	(164)
Inventories	—	—	(21)	—	(21)
Accounts payable	—	—	96	—	96
Accrued expenses, employee compensation and warranty	—	—	(77)	—	(77)
Accrued income taxes	—	—	59	—	59
Other assets and liabilities, net	—	—	22	—	22

Net cash provided by operating activities	—	—	572	—	572
Investing Activities
Acquisition of property, equipment and leasehold improvements	—	—	(321)	—	(321)
Purchase of short-term investments	—	—	(627)	—	(627)
Maturities and sales of short-term investments	—	—	685	—	685
Other, net	—	—	(11)	—	(11)

Net cash used in investing activities	—	—	(274)	—	(274)
Financing Activities
Repayment of long-term debt	—	—	(23)	—	(23)
Loan from Non-Guarantor to HDD	—	33	(33)	—	—
Distribution from HDD to Seagate Technology	33	(33)	—	—	—
Distribution to Seagate Technology shareholders	(33)	—	—	—	(33)
Issuance of common shares	3	—	—	—	3
Other, net	—	—	7	—	7

Net cash provided by (used in) financing activities	3	—	(49)	—	(46)

Increase in cash and cash equivalents	3	—	249	—	252
Cash and cash equivalents at the beginning of the period	—	—	726	—	726

Cash and cash equivalents at the end of the period	$3	$—	$975	$—	$978

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Seagate Technology

We have audited the accompanying consolidated balance sheet of Seagate Technology as of June 28, 2002 and June 29, 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows of Seagate Technology for the year ended June 28, 2002 and the period from November 23, 2000 to June 29, 2001, and the related combined statements of operations, accumulated other comprehensive income (loss) and business equity and cash flows of Seagate Technology Hard Disc Drive Business, an operating business of Seagate Delaware, for the period from July 1, 2000 to November 22, 2000, and for the year ended June 30, 2000. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Seagate Technology at June 28, 2002 and June 29, 2001, and the consolidated results of operations and cash flows of Seagate Technology for the year ended June 28, 2002 and the period from November 23, 2000 to June 29, 2001, and the combined results of operations, accumulated other comprehensive income (loss) and business equity, and cash flows of Seagate Technology Hard Disc Drive Business, an operating business of Seagate Delaware, for the period from July 1, 2000 to November 22, 2000, and for the year ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

San Jose, California

July 15, 2002

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	Seagate Technology
	June 28, 2002	June 29, 2001

ASSETS (See Note 3)
Cash and cash equivalents	$612	$726
Short-term investments	231	183
Accounts receivable, net	614	539
Inventories	347	322
Other current assets	158	168

Total Current Assets	1,962	1,938

Property, equipment and leasehold improvements, net	1,022	802
Intangible assets, net	6	123
Other assets, net	105	103

Total Assets (See Note 3)	$3,095	$2,966

LIABILITIES
Accounts payable	$743	$507
Affiliate accounts payable	12	23
Accrued employee compensation	190	139
Accrued deferred compensation	147	—
Accrued expenses	243	324
Accrued warranty	96	108
Accrued income taxes	170	164
Current portion of long-term debt	2	23

Total Current Liabilities	1,603	1,288

Accrued warranty	63	85
Other liabilities	39	63
Long-term debt, less current portion	749	877

Total Liabilities	2,454	2,313

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Common shares, $.00001 par value—600 million authorized; 2,320,127 issued and outstanding at June 28, 2002 and none issued or outstanding at June 29, 2001	—	—
Preferred shares, $.00001 par value—450 million authorized; 400 million issued and outstanding at June 28, 2002 and June 29, 2001, liquidation preference of $721 at June 28, 2002 and $920 at June 29, 2001	—	—
Additional paid-in capital	598	763
Retained earnings (accumulated deficit)	43	(110)

Total Shareholders’ Equity	641	653

Total Liabilities and Shareholders’ Equity	$3,095	$2,966

See notes to consolidated and combined financial statements.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
Revenue	$6,087	$3,656	$2,310	$6,073
Cost of revenue	4,494	2,924	2,035	4,822
Product development	698	388	409	664
Marketing and administrative	498	288	450	464
Amortization of intangibles	19	12	20	33
In-process research and development	—	52	—	105
Restructuring	4	66	19	206
Unusual items	—	—	—	64

Total operating expenses	5,713	3,730	2,933	6,358

Income (loss) from operations	374	(74)	(623)	(285)

Interest income	25	31	57	101
Interest expense	(77)	(54)	(24)	(52)
Gain on sale of SanDisk stock	—	—	102	679
Gain on sale of Veeco stock	—	—	20	—
Gain on exchange of certain investments in equity securities	—	—	—	199
Loss on LHSP investment	—	—	(138)	—
Debt refinancing charges	(93)	—	—	—
Other, net	10	(4)	(12)	(1)

Other income (expense), net	(135)	(27)	5	926

Income (loss) before income taxes	239	(101)	(618)	641
Provision for (benefit from) income taxes	86	9	(206)	275

Net income (loss)	$153	$(110)	$(412)	$366

Net income (loss) per share:
Basic	$0.38
Diluted	0.36
Number of shares used in per share calculations:
Basic	401
Diluted	428

See notes to consolidated and combined financial statements.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
OPERATING ACTIVITIES
Net income (loss)	$153	$(110)	$(412)	$366
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	405	182	261	666
Deferred income taxes	62	—	45	113
In-process research and development charge	—	52	—	105
Non-cash portion of restructuring charge	1	14	7	109
Deferred compensation charge	147	—	—	—
Debt refinancing charges	93	—	—	—
Gain on sale of SanDisk stock	—	—	(102)	(679)
Gain on exchange of certain investments in equity securities	—	—	—	(199)
Loss on certain equity investments, net	—	—	134	—
Compensation expense related to accelerated vesting and exchange of stock options	—	—	567	—
Compensation expense related to exchange offer	—	—	—	43
Other, net	8	31	27	54
Changes in operating assets and liabilities:
Accounts receivable, net	(75)	(84)	181	150
Inventories	(57)	444	(195)	(9)
Accounts payable	225	(196)	40	(45)
Accrued expenses, employee compensation and warranty	(128)	(141)	(218)	(206)
Accrued income taxes	6	11	(153)	(101)
Other assets and liabilities	65	66	(61)	76

Net cash provided by operating activities	905	269	121	443

INVESTING ACTIVITIES
Acquisition of property, equipment and leasehold improvements	(540)	(239)	(265)	(565)
Purchase of short-term investments	(1,037)	(738)	(1,612)	(3,352)
Maturities and sales of short-term investments	989	673	2,628	3,429
Purchase of rigid disc drive operating assets and liabilities, net of cash acquired of $852	—	(800)	—	—
Restricted cash (TRA)	—	—	(150)	—
Proceeds from sale of certain investments	—	—	129	—
Proceeds from sale of SanDisk stock	—	—	105	680
Other, net	(22)	(36)	(6)	(19)

Net cash provided by (used in) investing activities	$(610)	$(1,140)	$829	$173

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS—(Continued)

(in millions)

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
FINANCING ACTIVITIES
Issuance of long-term debt, net of issuance costs	$736	$861	$—	$—
Repayment of long-term debt, including extinguishment of debt	(899)	(5)	(812)	—
Redemption premium on 12½% senior notes	(50)	—	—	—
Short-term borrowings	—	66	—	—
Repayment of short-term borrowings	—	(66)	—	—
Net change in investment by New SAC and its predecessor	—	—	(1,007)	(76)
Net repayments under loan agreements with affiliates	—	(7)	—	(24)
Investment by New SAC and issuance of common stock	—	751	—	—
Distributions to shareholders	(200)	—	—	—
Proceeds from exercise of employee stock options	4	—	—	—
Other, net	(2)	(1)	1	(14)

Net cash provided by (used in) financing activities	(411)	1,599	(1,818)	(114)
Effect of exchange rate changes on cash and cash equivalents	2	(2)	—	(2)

Increase (decrease) in cash and cash equivalents	(114)	726	(868)	500
Cash and cash equivalents at the beginning of the period	726	—	868	368

Cash and cash equivalents at the end of the period	$612	$726	$—	$868

See notes to consolidated and combined financial statements.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

COMBINED STATEMENT OF ACCUMULATED OTHER

COMPREHENSIVE INCOME (LOSS) AND BUSINESS EQUITY

For the Period from July 1, 2000 through November 22, 2000 and

Fiscal Year Ended June 30, 2000

(in millions)

	Accumulated Other Comprehensive Income (Loss)	Business Equity
Balance at July 2, 1999	$(7)	$2,362
Comprehensive income (loss):
Net income	—	366
Unrealized gain on marketable securities, net	93	93

Comprehensive income	93	459
Net change in investment by Seagate Delaware	—	121

Balance at June 30, 2000	86	2,942
Comprehensive income (loss):
Net loss for period ended November 22, 2000	—	(412)
Unrealized loss on marketable securities	(88)	(88)
Foreign currency translation	2	2

Comprehensive loss	(86)	(498)
Net change in investment by Seagate Delaware	—	(2,444)

Balance at November 22, 2000	$—	$—

See notes to consolidated and combined financial statements.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the Year Ended June 28, 2002 and

For the Period from November 23, 2000 through June 29, 2001

(in millions)

	Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)
	Shares	Amount	Shares	Amount				Total
Balance at November 23, 2000	—	$—	—	$—	$—	$—	$—	$—
Investment by New SAC and issuance of stock(1)	400				751			751
Adjustment for pushdown of purchase price allocation from New SAC					7			7
Net and comprehensive loss							(110)	(110)
Amortization of deferred compensation related to New SAC restricted share plans					5			5

Balance at June 29, 2001	400	—	—	—	763	—	(110)	653
Distributions to shareholders					(200)			(200)
Push down adjustment by New SAC related to FAS 109					14			14
Proceeds from exercise of employee stock options			2		4			4
Comprehensive income (loss):
Unrealized loss on interest rate swap agreement						(4)		(4)
Recognition of unrealized loss on interest rate swap agreement upon extinguishment of former senior secured credit facilities						4		4
Net income							153	153

Comprehensive income								153

Amortization of deferred compensation related to New SAC restricted share plans					17			17

Balance at June 28, 2002	400	$—	2	$—	$598	$—	$43	$641

(1)	See Note 12, Equity—Redesignation of Capital Stock.

See notes to consolidated and combined financial statements.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.    Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations—Seagate Technology Holdings, which we refer to herein as Seagate Technology, was formed in August 2000 to be a holding company for the rigid disc drive operating business and the storage area networks operating business of Seagate Technology, Inc. We refer to Seagate Technology, Inc. herein as Seagate Delaware. Prior to November 22, 2000, Seagate Technology did not have significant operations. As a result, the predecessor to Seagate Technology, the Seagate Technology Hard Disc Drive Business, an operating business of Seagate Delaware (“Predecessor”), is the combined rigid disc drive and storage area networks operating businesses of Seagate Delaware, and the combined financial position, results of operations, and cash flows of the Predecessor are presented in these financial statements on a comparative basis. Throughout these financial statements we make reference to the “Company” to refer to both Seagate Technology and its Predecessor.

On November 22, 2000, Seagate Delaware, Seagate Software Holdings, Inc., which we refer to herein as Seagate Software Holdings, a subsidiary of Seagate Delaware, and Suez Acquisition Company (Cayman) Limited, which we refer to herein as SAC, the predecessor to the Company’s parent, consummated a stock purchase agreement and Seagate Delaware and VERITAS Software Corporation, which we refer to as VERITAS, consummated an agreement and plan of merger and reorganization, which we refer to as the Merger Agreement. SAC was an exempted company incorporated with limited liability under the laws of the Cayman Islands and formed solely for the purpose of entering into the stock purchase agreement and related acquisitions. SAC assigned all of its rights under the stock purchase agreement to New SAC, the parent of the Company. In addition, the rigid disc drive operating business was formed as a subsidiary of the Company, and was named Seagate Technology HDD Holdings and the storage area networks business was also formed as a subsidiary of the Company and was named Seagate Technology SAN Holdings. Throughout these financial statements, we refer to the series of transactions through which New SAC acquired the capital stock and operating assets of Seagate Delaware’s subsidiaries as the “November 2000 transactions.”

The Company designs, manufactures and markets products for storage, retrieval and management of data on computer and data communications systems. The Company sells its products to original equipment manufacturers (“OEM”) for inclusion in their computer systems or subsystems, and to distributors who typically sell to small OEMs, dealers, system integrators and other resellers.

Basis of Presentation—These financial statements have been prepared using the historical basis of accounting and are presented as if the Company existed separate from New SAC and Seagate Delaware during the periods presented. These financial statements include the historical assets, liabilities, revenues and expenses that are directly related to the Company’s operations. For certain assets and liabilities that are not specifically identifiable to the Company, estimates have been used to allocate such assets and liabilities to the Company by applying methodologies management believes are appropriate.

The statements of operations include all revenues and expenses attributable to the Company, including allocations of certain corporate administration, finance and management costs. Such costs were proportionately allocated to the Company based on detailed inquiries and estimates of time incurred by corporate marketing and general administrative departmental managers. In addition, certain of the Company’s operations are shared locations involving activities that pertain to the Company as well as to other businesses of New SAC and its Predecessor, Seagate Delaware. Costs incurred in shared locations are allocated based on specific identification, or where specific identification is not possible, such costs are allocated between the Company and other businesses of New SAC and Seagate Delaware based on the volume of activity, headcount, square footage and other methodologies that management believes are reasonable. Transactions and balances between entities and locations within the Company have been eliminated. Management believes that the foregoing allocations were made on a reasonable basis.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Certain non-operating assets and related non-operating income and expense are included in the historical results of the Company but are not part of continuing assets of the Company subsequent to the November 2000 transactions. These assets and non-operating income and expense relate to equity investments in SanDisk Corporation (“SanDisk”), Gadzoox Networks, Inc. (“Gadzoox”), Veeco Instruments, Inc. (“Veeco”) and Lernout & Hauspie Speech Products N.V. (“LHSP”).

Critical Accounting Policies and Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

The Company’s warranty provision considers estimated product failure rates, trends and estimated repair costs. The Company uses a statistical model to help the Company with its estimates and the Company exercises considerable judgment in determining the underlying estimates. Should actual experience in any future period differ significantly from its estimates, or should the estimates fail to accurately consider future product technological advancements, the Company’s future results of operations could be materially affected. The actual results with regard to warranty expenditures could have a material adverse effect on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating the warranty expense accrual.

The Company establishes certain distributor sales programs aimed at increasing customer demand. These programs are typically related to a distributor’s level of sales, order size, advertising or point of sale activity. The Company provides for these obligations at the time that revenue is recorded based on estimated requirements. These estimates are based on various factors, including estimated future price erosion, distributor sell-through levels, program participation and customer claim submittals. Significant variations in any of these factors could have a material effect on the Company’s operating results.

The Company’s recording of deferred tax assets each period depends primarily on the Company’s ability to generate current and future taxable income in the United States. Each period the Company evaluates the need for a valuation allowance for the deferred tax assets and adjusts the valuation allowance so that net deferred tax assets are recorded only to the extent the Company concludes it is more likely than not that the assets will be realized.

The actual results with regard to restructuring charges could have a material adverse effect on the Company if the actual expenditures to implement the restructuring plan are greater than what the Company estimated when establishing the restructuring accrual.

Given the volatility of the markets in which the Company participates, the Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

Basis of Consolidation—The consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries, after eliminations of intercompany transactions and balances.

The Company and its Predecessor operate and report financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal year 2000 comprised 52 weeks and ended on June 30, 2000.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Fiscal year 2001 comprised 52 weeks for the combined Predecessor and the Company and ended on June 29, 2001. Fiscal year 2002 comprised 52 weeks and ended on June 28, 2002. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

Reclassifications—Certain costs aggregating $10 million for the period from November 23, 2000 to June 29, 2001, $72 million for the period from July 1, 2000 to November 22, 2000 and $135 million in fiscal year 2000, associated with: (1) searching for or evaluating products or process alternatives; (2) design of products or processes; and (3) activities required to advance the design of products that were previously classified by the Predecessor in cost of revenue have been classified to product development.

Amounts aggregating $26 million at June 29, 2001, relating to accrued benefit liability associated with the post retirement health care plan that were previously classified in current liability, have been classified to non-current liabilities.

Foreign Currency Remeasurement and Translation—The U.S. dollar is the functional currency for most of the Company’s foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar and translation adjustments are included in other comprehensive income and as accumulated other comprehensive income, a separate component of shareholders’ equity, for those operations whose functional currency is the local currency.

Derivative Financial Instruments—On July 1, 2000, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The standard requires that all derivatives be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS 133 as of July 1, 2000 was not material to the Company’s combined financial statements.

The Company is exposed to foreign currency exchange rate risk inherent in forecasted revenue, cost of revenue, and assets and liabilities denominated in currencies other than the U.S. dollar, principally for cash flows in Asia and in certain European countries. The Company is also exposed to interest rate risk inherent in its debt and investment portfolios. The Company’s risk management strategy considers the use of derivative financial instruments, including forwards, swaps and purchased options, to hedge certain foreign currency and interest rate exposures. The Company’s intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on derivative contracts hedging these exposures. The Company does not enter into any speculative positions with regard to derivative instruments. The Company may enter into foreign currency forward exchanges, primarily forwards and purchased options, to hedge against exposure to changes in foreign currency exchange rates.

Such contracts are designated at inception to the related foreign currency exposures being hedged, which include sales by subsidiaries, and assets and liabilities that are denominated in currencies other than the U.S. dollar. Interest rate swaps are used to modify market risk exposures in connection with any long term debt issued to achieve primarily U.S. dollar LIBOR-based floating interest expense. The swap transactions generally involve the exchange of fixed for floating interest payment obligations.

Under SFAS 133, the Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and reclassified into earnings in the period during which the hedged transaction affects

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

earnings. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in earnings in the current period. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period.

For foreign currency forward contracts, hedge effectiveness is measured by comparing the cumulative change in the hedged contract with the cumulative change in the hedged item, both of which are based on forward rates. For foreign currency option contracts, only the intrinsic value of the option based on spot rates is used in assessing hedge effectiveness. Accordingly, the time value of the option is excluded in calculating effectiveness and reported in earnings immediately. For interest rate swaps, the critical terms of the interest rate swap and hedged item are designed to match up when possible, enabling the short-cut method of accounting as defined by SFAS 133. To the extent that the critical terms of the hedged item and the derivative are not identical, hedge ineffectiveness is reported in earnings immediately.

The Company reports hedge ineffectiveness from foreign currency derivatives for both options and forward contracts in other income or expense. Ineffectiveness related to interest rate swaps is reported in interest income or expense. The effective portion of all derivatives is reported in the same financial statement line item as the changes in the hedged item.

Premiums on foreign currency option contracts used to hedge firm commitments and anticipated transactions are amortized on a straight-line basis over the life of the contract. Forward points on foreign currency forward exchange contracts, which qualify as hedges of firm commitments, are recognized in income as adjustments to the carrying amount when the hedged transaction occurs.

The Company may, from time to time, adjust its foreign currency hedging position by taking out additional contracts or by terminating or offsetting existing foreign currency forward exchange and option contracts. These adjustments may result from changes in the Company’s underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates. For foreign currency forward exchange and option contracts qualifying as accounting hedges, gains or losses on terminated contracts and offsetting contracts are deferred and are recognized in income as adjustments to the carrying amount of the hedged item in the period the hedged transaction occurs. For foreign currency forward exchange and option contracts not qualifying as accounting hedges, gains and losses on terminated contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset.

Revenue Recognition, Sales Returns and Allowances, and Sales Incentive Programs—The Company’s revenue recognition policy complies with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Revenue from sales of products is generally recognized upon shipment when persuasive evidence of an arrangement exists, including a fixed price to the buyer, and collectibility is reasonably assured. Estimated product returns are provided in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists” and were not material for any period. The Company’s distribution customers are on either a consignment model, under which revenue is recognized when distributors sell products through to end-users, or a sell-in model, under which revenue is recognized when products are sold to distributors. Whether a particular customer is on a consignment model or a sell-in model depends on the Company’s contractual arrangements with that customer. If the contract with the distribution customer provides that title and risk of loss remain with the Company until the distribution customer sells the Company’s products to its customers, the distribution customer is on a consignment model. The customer is on a sell-in model, by contrast, if the contract provides that the distribution customer assumes title and risk of loss at the time the Company’s products are shipped to the distribution customer and all criteria for recognizing revenue under SFAS No. 48 have been satisfied.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

In the third quarter of fiscal year 2002, the Company’s North American distribution customers transitioned from a consignment model to a sell-in model. See Note 10—Distribution Customer Transition.

Estimated reductions to revenue for sales incentive programs, such as price protection, and sales growth bonuses, are recorded when revenue is recorded. Marketing development programs, when granted, are either recorded as a reduction to revenue or as an addition to marketing expense depending on the contractual nature of the program and whether the conditions of Emerging Issues Task Force (“EITF”) Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” have been met.

Product Warranty—Enterprise products that are used in large scale servers and data warehousing systems are warranted for three to five years while personal storage products used in consumer and commercial desktop systems are warranted for one to three years. A provision for estimated future costs relating to warranty expense is recorded when revenue is recorded and is included in cost of revenue. Shipping and handling costs are also included in cost of revenue.

Inventory—Inventories are valued at the lower of standard cost (which approximates actual cost using the first-in, first-out method) or market. Market value is based upon an estimated average selling price reduced by estimated cost of completion.

Property, Equipment, and Leasehold Improvements—Land, equipment, buildings and leasehold improvements are stated at cost. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

Advertising Expense—The cost of advertising is expensed as incurred. Advertising costs were approximately $29 million in fiscal year 2002, $30 million and $15 million for the periods from November 23, 2000 to June 29, 2001 and July 1, 2000 to November 22, 2000, respectively, and approximately $9 million in fiscal year 2000.

Stock-Based Compensation—The Company accounts for employee stock-based compensation under Accounting Principles Board Opinion (“APBO”) No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”), and related interpretations.

Impact of Recently Issued Accounting Standards—In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. The provisions of SFAS 142 will be effective for our fiscal year 2003. The Company has determined the adoption of SFAS 141 and SFAS 142 will have no impact on its consolidated financial position or results of operations in fiscal year 2003 because all intangible assets related to the November 2000 transactions were eliminated as a result of the reduction in the valuation allowance relating to acquisition related deferred tax assets pursuant to the application of SFAS No. 109. See Note 5, Income Taxes.

In October 2001 the FASB approved the issuance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), on asset impairment that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”), and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB Opinion No. 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company adopted SFAS 144 in fiscal year 2003. The Company does not expect the adoption of SFAS 144 to have a significant impact on its consolidated results of operations, financial position and cash flows in fiscal year 2003.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved.

In November 2001, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer/Reseller,” which addresses the accounting for consideration given by a vendor to a customer including both reseller of the vendor’s products and an entity that purchases the vendor’s products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF 00-25”). EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a deduction from revenue. Treatment of such payments as an expense is only appropriate if two conditions are met: (a) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale such that the vendor could have entered into an exchange transaction with a party other than the purchaser or its products in order to receive that benefit; and (b) the vendor can reasonably estimate the fair value of that benefit. EITF 01-09 was adopted by the Company as of January 1, 2002 and did not have a material impact on the Company’s financial position or results of operations.

Cash, Cash Equivalents and Short-Term Investments—The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company’s short-term investments are primarily comprised of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in accumulated other comprehensive income, which is a component of shareholder’s equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

Strategic Investments—The Company enters into certain strategic investments for the promotion of business and strategic objectives and typically does not attempt to reduce or eliminate the inherent market risks on these investments. Both marketable and non-marketable investments are included in other assets. A substantial majority of the Company’s marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholder’s equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. Non-marketable investments are recorded at cost.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk—The Company’s customer base for disc drive products is concentrated with a small number of systems manufacturers and distributors. Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The allowance for noncollection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

Supplier Concentration—Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry.

For example, all of the Company’s disc drive products require ASIC chips, which are produced by a limited number of manufacturers. During the fourth quarter of fiscal year 2000 and the first half of fiscal year 2001, the Company experienced shortages and delays with regard to receipt of such chips. If the Company were unable to procure certain of such materials, it would be required to reduce its manufacturing operations, which could have a material adverse effect upon its results of operations.

2.    Net Income (Loss) Per Share

On November 22, 2000, New SAC contributed the hard disc drive business to the Company in exchange for all of the then-outstanding capital stock of Seagate Technology, which was comprised of 400 million of Seagate Technology’s Series A preferred shares, and the Company was a wholly owned subsidiary of New SAC through June 29, 2001. During fiscal year 2002, the Company granted 69,681,297 options to purchase common shares at a price of $2.30 per share, 9,687,065 options to purchase common shares at a price of $5.00 per share and 1,151,075 options to purchase common shares at a price of $10.00 per share. As of June 28, 2002, options to purchase 2,320,127 common shares had been exercised. Accordingly, the Company is currently less than 100% owned by New SAC.

Each Series A preferred share owned by New SAC is convertible into a common share on a one-to-one basis, is entitled to receive dividends and distributions ratably with holders of the common shares, and has voting rights on an as if converted to common shares basis. After giving effect to shareholder distributions to date, the Series A preferred shares have a preference of $1.80 per share in the event of a liquidation, dissolution or winding-up of the Company. For the purpose of computing basic and diluted net income per share, in periods when the Company has net income, the Series A preferred shares have been included in the denominator because the Series A preferred shares and common shares have equal dividend rights and inclusion of the Series A preferred shares is dilutive.

Prior to the stock purchase agreement executed by Suez Acquisition Company, the Predecessor had no outstanding share capital. Basic and diluted net income (loss) per share is not presented because the Predecessor had no formal capital structure. Basic and diluted net loss per share for the period from November 23, 2000 to June 29, 2001 is not presented because Seagate Technology had a net loss and had no outstanding common shares. The potential common shares represented by the assumed conversion of the Series A preferred shares into common shares would be antidilutive for the period from November 23, 2000 to June 29, 2001.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of basic and diluted net income per share for the fiscal year ended June 28, 2002 (in millions, except per share data):

Year Ended June 28, 2002
Numerator:
Net Income	$153

Denominator:
Denominator for basic net income per share—weighted average number of common and preferred shares outstanding during the period	401
Incremental common shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	27

Denominator for diluted net income per share—weighted average shares	428

Basic net income per share	$0.38

Diluted net income per share	$0.36

3.    Balance Sheet Information

Financial Instruments

The following is a summary of the fair value of available-for-sale securities at June 28, 2002:

	Amortized Cost	Fair Value
	(in millions)
Money market mutual funds	$180	$180
U.S. government and agency obligations	40	40
Auction rate preferred stock	176	176
Municipal bonds	1	1
Corporate securities	388	388

Subtotal	785	785
Marketable equity securities	7	7

Total available-for-sale securities	$792	$792

Included in other assets		$7
Included in cash and cash equivalents		554
Included in short-term investments		231

		$792

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the fair value of available-for-sale securities at June 29, 2001:

	Amortized Cost	Fair Value
	(in millions)
Money market mutual funds	$230	$230
U.S. government and agency obligations	10	10
Auction rate preferred stock	52	52
Corporate securities	568	568

Subtotal	860	860
Marketable equity securities	6	6

Total available-for-sale securities	$866	$866

Included in other assets		$6
Included in cash and cash equivalents		677
Included in short-term investments		183

		$866

The fair value of the Company’s investment in debt securities, by contractual maturity, is as follows:

	June 28, 2002	June 29, 2001
	(in millions)
Due in less than 1 year	$429	$578

Fair Value Disclosures—The carrying value of cash and cash equivalents approximates fair value. The fair values of short-term investments, senior notes, and borrowings under the senior credit facilities (see Long-Term Debt and Credit Facilities later in this footnote) and interest rate swap agreements are estimated based on quoted market prices.

The carrying values and fair values of the Company’s financial instruments are as follows:

	June 28, 2002		June 29, 2001
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in millions)
Cash equivalents	$554	$554	$677	$677
Short-term investments	231	231	183	183
Marketable equity securities	7	7	6	6
8.0% senior notes due 2009	(400)	(400)	—	—
12.5% senior subordinated notes due 2007	—	—	(203)	(210)
Senior Credit Facilities:
Libor plus 2% Term Loan B	(350)	(350)	—	—
Former Senior Credit Facilities:
Libor plus 2.5% Term Loan A	—	—	(198)	(198)
Libor plus 3% Term Loan B	—	—	(497)	(497)
Interest rate swaps (3 month LIBOR)	(4)	(4)	—	(3)

Derivative Financial Instruments—The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. As of June 28, 2002, the Company had no outstanding foreign currency forward exchange or purchased currency option contracts.

During fiscal year 2001, the Company entered into interest rate swap agreements to hedge a portion of its floating rate debt as required under the terms of the former senior secured credit facilities. On May 13, 2002, in connection with the repayment of the former senior secured credit facilities, a loss of $4 million under the swap agreement was recognized and included as an element of the debt refinancing charges. The swap agreement was then redesignated as a hedge for a portion of the floating rate debt under the new senior secured credit facilities. As of June 28, 2002, the Company had an interest rate swap agreement with a notional amount of $245 million. The interest rate swap agreement expires in November 2002, and at June 28, 2002, the unrealized gains on the interest rate swap agreement were immaterial. The Company reviews its interest rate exposures and the adequacy of the interest rate swaps on an on-going basis. The Company does not enter into swap agreements for trading purposes.

The functional currency for most of the Company’s subsidiaries is the U.S. dollar. The Company does transact business in foreign countries and its primary foreign currency cash flows are in emerging market countries in Asia and in some European countries. Net foreign currency transaction gains and losses included in the determination of net income (loss) were a loss of $8 million for fiscal year 2002, gains of $3 million and $1 million for the periods from November 23, 2000 to June 29, 2001 and July 1, 2000 to November 22, 2000, respectively, and a gain of $1 million for fiscal year 2000.

Accounts Receivable

	June 28, 2002	June 29, 2001
	(in millions)
Accounts Receivable:
Accounts receivable	$643	$631
Allowance for non-collection	(29)	(92)

	$614	$539

Activity in the allowance for doubtful accounts is as follows:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
	(in millions)
Seagate Technology
Year Ended June 28, 2002	$92	$25	$88	$29
Period from November 23, 2000 to June 29, 2001	$74	$18	$—	$92

Predecessor
Period from July 1, 2000 to November 22, 2000	$70	$5	$1	$74
Year Ended June 30, 2000	$50	$20	$—	$70
(1) Uncollectible accounts written off, net of recoveries.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are summarized below:

	June 28, 2002	June 29, 2001
	(in millions)
Inventories:
Components	$54	$63
Work-in-process	34	61
Finished goods	259	198

	$347	$322

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements consisted of the following:

	Useful Life in Years	June 28, 2002	June 29, 2001
		(in millions)
Land		$22	$22
Equipment	3–4	1,025	585
Building and leasehold improvements	Life of lease–30	309	234
Construction in progress		144	138

		1,500	979
Less accumulated depreciation and amortization		(478)	(177)

		$1,022	$802

Equipment and leasehold improvements include assets under capitalized leases. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $320 million, $164 million and $238 million for fiscal year 2002, the periods from November 23, 2000 to June 29, 2001 and from July 1, 2000 to November 22, 2000, respectively. Depreciation expense was $586 million in fiscal year 2000.

Intangibles

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and specifically identified intangible net assets acquired. Seagate Delaware previously recorded goodwill related to several of its acquisitions. Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology and customer bases related to acquisitions accounted for by the purchase method. Amortization of purchased intangibles, other than acquired developed technology, is provided on a straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 60 months for assembled workforces and distribution networks, and 12 to 48 months for customer bases. In-process research and development without alternative future use is expensed when acquired.

In accordance with SFAS 121, the carrying value of other intangibles and related goodwill is reviewed if the facts and circumstances suggest that they may be permanently impaired. If this review indicates these assets’ carrying value will not be recoverable, as determined based on the undiscounted net cash flows of the entity acquired over the remaining amortization period, the Company’s carrying value is reduced to its estimated fair value, first by reducing goodwill, and second by reducing long-term assets and other intangibles (generally based

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

on an estimate of discounted future net cash flows). Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from two to fifteen years. Accumulated amortization was $1 million, $17 million and $173 million at June 28, 2002, June 29, 2001, and June 30, 2000, respectively.

        In the fourth quarter of fiscal year 2002, the Company reduced its valuation allowance for deferred tax assets recorded in connection with the November 2000 transactions to reflect the realization of acquired tax benefits in the Company’s income tax returns. As a result of the application of SFAS 109, Accounting for Income Taxes, $104 million of the reduction in valuation allowance resulted in an increase to the amount of unamortized negative goodwill and was allocated on a pro rata basis to reduce the purchase price of all remaining long-lived intangible assets acquired in the November 2000 transaction. As a result, the carrying value of all remaining intangible assets that were acquired in the November 2000 transactions was reduced from $104 million to zero.

Long-Term Debt and Credit Facilities

On May 13, 2002, Seagate Technology and its subsidiaries completed a refinancing of all their outstanding debt obligations. The 2002 refinancing was completed when Seagate Technology’s wholly-owned subsidiaries, Seagate Technology HDD Holdings (“HDD”) and Seagate Technology (US) Holdings, Inc., entered into new senior secured credit facilities with a group of banks that permit up to $500 million of borrowings, consisting of a $150 million revolving credit facility under which $36 million of letters of credit and bankers’ guarantees were outstanding as of September 27, 2002 and a five-year, $350 million, LIBOR + 2% term loan facility that was drawn in full as part of the 2002 refinancing. At the same time, HDD issued $400 million aggregate principal amount of 8% senior notes due 2009. In addition, Seagate Technology International (“STI”), a wholly-owned subsidiary of HDD, initiated a tender offer to purchase its outstanding 12½% senior subordinated notes due 2007. As of May 13, 2002, all of the 12½% senior subordinated notes had been tendered and accepted for payment. In addition, on May 13, 2002, STI and Seagate Technology (US) Holdings, Inc. repaid the remaining outstanding balance of $679 million, including accrued interest, on its Term A and Term B bank loans.

Neither the credit agreement governing the new senior secured credit facilities nor the indenture governing the outstanding 8% senior notes due 2009 impose any restrictions on the ability of the Company’s consolidated subsidiaries to transfer funds to HDD, a co-borrower under the new senior secured credit facilities and the issuer of the outstanding notes, in the form of dividends, loans or advances. The new senior secured credit facilities are secured by a first priority pledge of substantially all the tangible and intangible assets of HDD and many of its subsidiaries. In addition, Seagate Technology and many of its direct and indirect subsidiaries have guaranteed the obligations under the new senior secured credit facilities.

As a result of the 2002 refinancing, $93 million was charged to operations in the quarter ended June 28, 2002. The $93 million charge was comprised of a $50 million redemption premium on the 12½% senior subordinated notes, $31 million write-off of capitalized debt issue costs related to the prior senior debt obligations (Term A and Term B loans) and the 12½% senior subordinated notes, $7 million write-off of unamortized discount on the 12½% senior subordinated notes, a $4 million loss on the interest rate swap related to one of the term loans comprising the former senior credit facilities and $1 million of other costs and expenses.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Long-term debt consisted of the following:

	June 28, 2002	June 29, 2001
	(in millions)
Senior credit facilities, term loan B, LIBOR plus 2%	$350	$—
8.0% senior notes due 2009	400	—
Former senior credit facilities:
Term loan A LIBOR plus 2.5%	—	198
Term loan B LIBOR plus 3%	—	497
Former 12.5% senior subordinated notes due 2007	—	203
Capitalized lease obligations with interest at 14% to 19.25% collateralized by certain manufacturing equipment and buildings	1	2

	751	900
Less: Current portion	2	23

	$749	$877

At June 28, 2002, future minimum principal payments on long-term debt and capital lease obligations were as follows (in millions):

Fiscal Year
2003	$2
2004	6
2005	4
2006	3
2007	336
After 2007	400

$751

As of June 28, 2002, the Company had $43 million of outstanding standby letters of credit and bankers’ guarantees. The standby letters of credit and bankers’ guarantees were issued under the $150 million revolving credit facility.

4.    Compensation

Tax-Deferred Savings Plan

The Company’s parent, New SAC, has a tax-deferred savings plan, the Seagate 401(k) Plan (“the 401(k) plan”), for the benefit of qualified employees. The 401(k) plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. New SAC may make annual contributions to the 401(k) plan on behalf of the Company at the discretion of the Board of Directors. During the fiscal year ended June 28, 2002 and for the period from November 23, 2000 to June 29, 2001, New SAC made contributions of $13 million and $9 million, respectively. For the period from July 1, 2000 to November 22, 2000 and the fiscal year ended June 30, 2000, Seagate Delaware made contributions of $5 million and $13 million, respectively.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Stock-Based Benefit Plans

Share Option Plan—Options granted under the Seagate Technology Holdings 2001 Share Option Plan (the “Seagate Technology Option Plan”) were granted at fair market value and expire ten years from the date of grant. The following is a summary of stock option activity for the Seagate Technology Option Plan:

	Options Outstanding
	Number of Shares	Weighted Average Price per Share
	(number of shares in millions)
Balance June 29, 2001	—	$—
Granted	80.5	2.73
Exercised	(2.3)	2.30
Cancelled	(6.2)	2.33

Balance June 28, 2002	72.0	$2.78

Employees of the Company were eligible to participate in Seagate Delaware’s stock option plans. Options granted under Seagate Delaware’s stock option plans were granted at fair market value, expired ten years from the date of the grant and generally vested in four equal annual installments, commencing one year from the date of the grant. On November 22, 2000, in connection with the VERITAS merger, vesting of Seagate Delaware options were accelerated. Prior to the acceleration, options outstanding as of June 30, 2000 and November 22, 2000 were approximately 32 million and 23 million, respectively.

Executive Stock Plan—Seagate Delaware had an Executive Stock Plan under which senior executives of the Company were granted the right to purchase shares of the Seagate Delaware’s common stock at $0.01 per share. The difference between the fair market value of the shares on the measurement date and the exercise price was recorded as deferred compensation by Seagate Delaware and was charged to operations of the Company over the vesting period of four to seven years. At June 30, 2000 and November 22, 2000, 1,755,000 and 1,590,000 restricted shares were outstanding to the employees of the Company, respectively.

On November 22, 2000, and in connection with the merger with VERITAS, Seagate Delaware accelerated vesting of 207,000 restricted shares and recorded $3.4 million compensation expense in connection with the exchange of such shares for merger consideration. All remaining restricted stock was cancelled and holders of such stock were eligible to participate in a deferred cash compensation plan and received ordinary and preferred shares of New SAC.

Stock Purchase Plan—Seagate Delaware also maintained an Employee Stock Purchase Plan. A total of 19,600,000 shares of common stock were authorized for issuance under the Purchase Plan. The Purchase Plan permitted eligible employees who had completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions generally at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 484,137 and 1,515,000 shares of common stock were issued from treasury shares in the period from July 1, 2000 to November 22, 2000 and fiscal year 2000, respectively. The stock purchase plan was terminated in October 2000.

Pro Forma Information—The Company’s Predecessor followed APBO 25 and related interpretations in accounting for employee stock options granted by Seagate Delaware because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APBO 25, the Predecessor generally recognized no compensation expense with respect to options granted by Seagate Delaware.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

As a result of the consummation of the November 2000 transactions, all stock options other than stock options included in the management rollover, were accelerated and exercised. The full fair value of these stock options amounting to $567 million was recorded as compensation in the period from July 1, 2000 to November 22, 2000. Of the $567 million, $265 million was allocated to cost of revenue, $116 million was allocated to product development expense, and $185 million was allocated to marketing and administrative expense. In these circumstances and because of the significant change in the Company’s ownership and equity structure, the Company believes the pro forma net income (loss) information, for the period from July 1, 2000 to November 22, 2000, as required by SFAS 123 is not meaningful and such information has not been provided.

The following table summarizes information about options outstanding at June 28, 2002 (shares in millions).

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 2.30	61.2	8.4	$2.30	23.1	$2.30
5.00	9.7	9.6	5.00	—	—
10.00	1.1	9.9	10.00	—	—

$2.30–$10.00	72.0	8.6	$2.78	23.1	$2.30

Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted in 2002 as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value of the Company’s stock options was estimated using the minimum value option valuation model. The minimum value option valuation model was developed for use in estimating the fair value of options for non-public companies. Because the Company’s stock options granted to employees have characteristics significantly different from those of traded options, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

The fair value of the Company’s stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

2002
Option Plan Shares
Expected life (in years)	10.0
Risk-free interest rate	4.5%
Volatility	0.0001%

The weighted average fair value of stock options granted under the Seagate Technology Option Plan was $0.95 in fiscal year 2002.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period, generally four years. The Company’s pro forma information follows (in millions, except per share data):

Year Ended June 28, 2002
Pro forma net income	$137
Pro forma basic net income per share	$0.34
Pro forma diluted net income per share	$0.32

The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

New SAC 2000 and 2001 Restricted Share Plans and Deferred Compensation Plans

At the closing of the November 2000 transactions, the Board of Directors of New SAC adopted the New SAC 2000 Restricted Share Plan (the “2000 Restricted Share Plan”). The 2000 Restricted Share Plan allows for the awarding of grants of restricted ordinary and preferred shares to key employees, directors, and consultants. New SAC has issued 1,841,600 restricted ordinary shares (net of cancellations) and 48,463 preferred shares (net of cancellations) under the 2000 Restricted Share Plan to members of management who entered into rollover agreements as described below.

Members of the management group entered into rollover agreements in connection with the November 2000 transactions. Under these agreements, members of the management group agreed not to receive the merger consideration for a portion of their shares of Seagate Delaware common stock and options to purchase these shares, valued at approximately $184 million. In exchange for the management rollover, the members of the management group received the right to participate in a deferred compensation plan and receive unvested ordinary and preferred shares of New SAC granted under the 2000 Restricted Share Plan. Of the total value of the management rollover, approximately $179 million relates to the deferred compensation plan. Under the credit agreement governing the Company’s new senior secured credit facilities and the indenture governing the Company’s outstanding Senior notes, the restrictions on the Company’s ability to make payments under the deferred compensation plan were substantially reduced. On June 19, 2002, the Company’s board of directors accelerated vesting of all deferred compensation plan interests under the terms of the related plan. The Company recorded $179 million in deferred compensation expense before related tax benefits in the fourth quarter of fiscal year 2002, including a $32 million payment that was made to participants in the deferred compensation plan in May 2002. Remaining distributions of approximately $147 million under the deferred compensation plan will be paid only when distributions are made to the preferred shareholders of New SAC. With respect to the restricted ordinary and preferred shares of New SAC issued in connection with the rollover agreements, New SAC recorded deferred compensation expense totaling $23 million, based on the fair value of the restricted ordinary and preferred shares at the date of issuance, as a component of shareholders’ equity and is pushing down the related compensation expense amount to the Company over a 30 month vesting period using the graded vesting method. Through June 28, 2002, the Company had recognized $15 million of such compensation expense. The unvested preferred and ordinary shares vest as follows:

•	1/3 vested on the first anniversary of the closing of the November 2000 transactions;

•	1/3 vests proportionately each month over the 18 months following the first anniversary of the closing of the November 2000 transactions; and

•	the final 1/3 vests on the date which is 30 months after the closing of the November 2000 transactions.

In February 2001, the Board of Directors of New SAC approved the adoption of the New SAC 2001 Restricted Share Plan (the “2001 Restricted Share Plan”). Under the terms of the 2001 Restricted Share Plan, key employees, directors and consultants may be awarded restricted ordinary shares. Such shares are subject to vesting provisions to be defined at the date of grant and are subject to repurchase by New SAC. Five hundred thousand (500,000) ordinary shares are available for grant under the plan. As of June 29, 2001, New SAC had issued 483,523 restricted ordinary shares under the plan and had recorded deferred compensation expense of $5 million based on the fair value of these shares. Options granted under the 2001 Restricted Share Plan will vest as follows: 25% of the shares will vest on the first anniversary of the vesting commencement date and the remaining 75% will vest proportionately each month over the 36 months following the first anniversary of the vesting commencement date. Through June 28, 2002, compensation expense totaling $2 million relating to the amortization of deferred compensation under this plan has been pushed down to the Company.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation Plan

        On January 1, 2001, the Company adopted a deferred compensation plan for the benefit of eligible employees. This plan is designed to permit certain discretionary employer contributions, in excess of the tax limits applicable to the 401(k) plan and to permit employee deferrals in excess of certain tax limits. Company assets earmarked to pay benefits under the plan are held by a rabbi trust. The Company has adopted the provisions of Emerging Issues Task Force Issue No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust” (“EITF 97-14”). Under EITF 97-14, the assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. In addition all earnings and expenses of the rabbi trust are recorded in the Company’s financial statements.

Seagate Technology Share Option Plan

In December 2000, the Board of Directors of the Company adopted the Seagate Technology Holdings 2001 Share Option Plan (the “Seagate Technology Option Plan”). Under the terms of the Seagate Technology Option Plan eligible employees, directors and consultants can be awarded options to purchase common shares of the Company under vesting terms to be determined at the date of grant. In January 2002, the Seagate Technology Option Plan was amended to increase the maximum number of common shares issuable under the Seagate Technology Option Plan from 72,000,000 to 100,000,000. No options to purchase common shares of the Company had been issued through June 29, 2001. During the fiscal year ended June 28, 2002, options to purchase approximately 81 million shares of common shares were granted to employees under the Seagate Technology Option Plan. Options granted to exempt employees will vest as follows: 25% of the shares will vest on the first anniversary of the vesting commencement date and the remaining 75% will vest proportionately each month over the next 36 months. Options granted to non-exempt employees will vest on the first anniversary of the vesting commencement date. The vesting commencement date was November 22, 2000, for options to purchase approximately 68 million shares of the Company’s common shares.

Post-Retirement Health Care Plan

In fiscal year 2000, Seagate Delaware adopted a post-retirement health care plan which offers medical coverage to eligible U.S. retirees and their eligible dependents. Substantially all U.S. employees become eligible for these benefits after 15 years of service and attaining age 60 and older.

The following table provides a reconciliation of the changes in the post-retirement health care plan’s benefit obligation and a statement of the funded status as of June 28, 2002 and June 29, 2001:

	June 28, 2002	June 29, 2001
	(in millions)
Change in Benefit Obligation
Benefit obligation at beginning of year	$26	$6
Service and interest cost	3	4
Actuarial (gain)	(3)	(5)
Assumption of unrecognized prior service cost in purchase business combination	—	21

Benefit obligation at end of year	$26	$26

Funded Status of the Plan
Unamortized actuarial gain	$(6)	$(5)
Accrued benefit cost	(20)	(21)

Accrued benefit liability included in long-term other liabilities in the accompanying balance sheets at end of year	$(26)	$(26)

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost for the years ended June 28, 2002 and June 29, 2001 was as follows:

	2002	2001
	(in millions)
Service cost	$1	$2
Interest cost	2	2

Net periodic benefit cost	$3	$4

Weighted-Average Actuarial Assumptions:

A discount rate of 7.0% was used in the determination of the accumulated benefit obligation.

The Company’s future medical benefit costs were estimated to increase at an annual rate of 9% during 2002, decreasing to an annual growth rate of 5% in 2010 and thereafter. The Company’s cost is capped at 200% of the fiscal year 1999 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained. A 1% change in these annual trend rates would not have a significant impact on the accumulated post-retirement benefit obligation at June 28, 2002, or the 2002 benefit expense. Claims are paid as incurred.

5.     Income Taxes

The U.S. federal and state tax Allocation Agreement (“Tax Allocation Agreement”) between the Predecessor and its U.S. subsidiaries was terminated on November 22, 2000, and the Company will no longer file federal income tax returns on a consolidated basis with affiliates of New SAC. Therefore, the Company will not benefit from nor will it reimburse any affiliates of New SAC pursuant to the Tax Allocation Agreement for federal tax losses that may be sustained subsequent to consummation of the November 2000 transactions. In prior periods, the Predecessor had recorded substantial intercompany payables for utilization of tax losses of its U.S. subsidiaries that have been settled or netted against the Predecessor’s business equity interest in the U.S. subsidiaries.

Certain U.S. subsidiaries of the Company are included in certain unitary and combined U.S. state tax returns with U.S. affiliates of New SAC and have entered into a tax sharing agreement effective as of November 23, 2000. Pursuant to the terms of the state tax sharing agreement (“State Tax Allocation Agreement”), hypothetical state tax returns (with certain modifications) are calculated as if the U.S. subsidiaries of the Company were filing on a separate return basis. The Company’s U.S. subsidiaries are required to reimburse New SAC’s U.S. affiliates to the extent the Company’s U.S. subsidiaries utilize the tax attributes of the U.S. affiliates of New SAC to reduce their separately computed income tax liabilities within 30 days of the close of the fiscal year such affiliates would have otherwise been able to utilize their own tax attributes. If New SAC’s U.S. affiliates utilize tax attributes of the Company’s U.S. subsidiaries, the Company’s U.S. subsidiaries will be reimbursed for those tax attributes within 30 days of the close of the fiscal year during which the Company’s U.S. subsidiaries would have otherwise been able to utilize the tax attributes to reduce their separately computed tax liabilities. As of June 28, 2002, there were no outstanding balances for taxes due to or from New SAC affiliates.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The provision for (benefit from) income taxes consisted of the following:

	Seagate Technology		Predecessor

	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
	(in millions)
Current Tax Expense (Benefit):
U.S. Federal	$—	$—	$(188)	$140
U.S. State	—	—	(75)	19
Foreign	24	9	12	3

	24	9	(251)	162
Deferred Tax Expense (Benefit):
U.S. Federal	66	—	7	88
U.S. State	8	—	38	25
Foreign	(12)	—	—	—

	62	—	45	113

Provision for (Benefit from) income taxes	$86	$9	$(206)	$275

Income (loss) before income taxes consisted of the following:

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
	(in millions)
U.S.	$(83)	$(296)	$609	$562
Foreign	322	195	(1,227)	79

	$239	$(101)	$(618)	$641

The pro forma information assuming a tax provision/(benefit) based on a separate U.S. state return basis is as follows:

Year Ended June 28, 2002
(in millions)
Income before income taxes	$239
Provision for income taxes	86

Net Income	$153

        The U.S. income tax benefits related to the exercise of certain employee stock options decreased accrued income taxes and were credited to additional paid-in capital. Such amounts approximated $115 million and $57 million for the period from July 1, 2000 through November 22, 2000 and fiscal year 2000, respectively.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

At June 28, 2002, accrued income taxes include $125 million for tax indemnification amounts due to VERITAS Software Corporation pursuant to the Indemnification Agreement between Seagate Delaware, Suez Acquisition Company and VERITAS Software Corporation. The tax indemnification amount was recorded by the Company in connection with the purchase of the operating assets of Seagate Delaware and represents U.S. tax liabilities previously accrued by Seagate Delaware for periods prior to the acquisition date of the operating assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities were as follows:

	June 28, 2002	June 29, 2001
	(in millions)
Deferred Tax Assets
Accrued warranty	$67	$77
Inventory valuation accounts	35	36
Receivable allowance	4	21
Accrued compensation and benefits	72	21
Depreciation	125	122
Restructuring allowance	8	29
Other accruals	72	85
Acquisition related items	61	64
Net operating losses and tax credit carry-forwards	100	77

Total Deferred Tax Assets	544	532
Valuation allowance	(486)	(506)

Net Deferred Tax Assets	$58	$26

Deferred Tax Liabilities
Acquisition related items	$—	$(23)
Total Deferred Tax Liabilities	—	(23)

Net Deferred Tax Assets (Liabilities)	$58	$3

As Reported on the Balance Sheet
Other current assets	$33	$31
Other assets, net	25	—
Other liabilities	—	(28)

Net Deferred Tax Assets (Liabilities)	$58	$3

In connection with the purchase of the operating assets of Seagate Delaware, the Company recorded a $434 million valuation allowance for deferred tax assets. The $434 million of deferred tax assets subject to the valuation allowance arose primarily as a result of the excess tax basis over the fair values of acquired property, plant and equipment, and liabilities assumed for which the Company expects to receive tax deductions in its U.S. federal and state income tax returns in future periods. The Company also recorded $63 million of deferred tax liabilities as a result of the excess of the fair market value of inventory and acquired intangible assets over their related tax bases.

During the fourth quarter of fiscal year 2002, the Company reduced to zero the $104 million net carrying value of long-lived intangibles recorded in connection with the purchase of the operating assets of Seagate Delaware in order to reflect tax benefits recognized by the Company in its U.S. income tax returns attributable to

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

acquisition related deferred tax assets in accordance with SFAS 109. Subsequent reductions in the valuation allowance recorded for deferred tax assets recorded in connection with the purchase of the operating assets of Seagate Delaware will result in an income tax benefit when, and if, realized in future periods.

At June 28, 2002, the Company had recorded $58 million of deferred tax assets the realization of which is dependent on the Company generating sufficient U.S. taxable income in fiscal year 2003. Management believes it is more likely than not these deferred tax assets will be realized.

In fiscal year 2002, the valuation allowance decreased by $20 million. In the period from November 23, 2000 to June 29, 2001, the valuation allowance increased by $506 million. In the period from July 1, 2000 to November 22, 2000, the net change in valuation allowance was zero. In fiscal year 2000, the valuation allowance decreased by $4 million.

At June 28, 2002, the Company had U.S. and foreign net operating loss carryforwards of approximately $138 million and $83 million, respectively, that will expire at various dates beginning in 2004, if not utilized. At June 28, 2002, the Company had U.S. tax credit carryforwards of $19 million that will expire at various dates beginning in 2006, if not utilized.

Utilization of the U.S. net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The applicable statutory rate in the Cayman Islands was zero for Seagate Technology for the periods from November 23, 2000 to June 29, 2001 and the year ended June 28, 2002. The applicable statutory rate in the U.S. for the Predecessor was 35%. For purposes of the reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.S. 35% rate is applied for Seagate Technology and the U.S. federal statutory rate of 35% is applied for the Predecessor as follows:

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
	(in millions)
Provision (benefit) at statutory rate	$84	$(35)	$(216)	$224
State income tax provision (benefit), net of federal income tax benefit	5	—	(24)	29
Write-off of in-process research and development	—	10	—	37
Nondeductible acquisition related items	—	16	—	—
Valuation allowance	83	72	—	(4)
Nondeductible goodwill	—	—	9	—
Foreign earnings not subject to U.S. tax	(89)	(59)	—	—
Foreign losses not benefited	—	—	13	—
Benefit from net earnings of foreign subsidiaries considered to be permanently reinvested in non-U.S. operations	—	—	(2)	—
Use of R&D credit carryforwards	—	—	—	(16)
Other individually immaterial items	3	5	14	5

Provision for (Benefit from) income taxes	$86	$9	$(206)	$275

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

A substantial portion of the Company’s Asia Pacific manufacturing operations in China, Malaysia, Singapore and Thailand operate under various tax holidays, which expire in whole or in part during fiscal years 2002 through 2010. Certain tax holidays may be extended if specific conditions are met. The net impact of these tax holidays was to increase the Company’s net income by approximately $74 million ($0.17 per share, diluted) in fiscal year 2002, and to decrease the loss by approximately $36 million in the period from November 23, 2000 to June 29, 2001.

As a result of the sale of the operating assets of Seagate Delaware and the ensuing corporate structure, the Company now consists of a foreign parent holding company with various foreign and U.S. subsidiaries. The foreign parent holding company has made a special election to be treated as a pass-through entity for U.S. tax purposes and is not subject to U.S. federal income tax on dividends or other earnings distributions that it may receive from its foreign subsidiaries. Dividend distributions received from its U.S. subsidiaries may be subject to U.S. withholding taxes if and when distributed. Deferred tax liabilities have not been recorded on unremitted earnings of the Company’s foreign subsidiaries as these earnings will not be subject to U.S. federal income tax if remitted to the foreign parent holding company.

        During fiscal year 2000, the Company settled a number of disputed tax matters reflected in the June 12, 1998 statutory notice of deficiency received from the Internal Revenue Service for Conner Peripherals, Inc.’s taxable years 1991 and 1992. On July 31, 2001 Seagate Delaware and the Internal Revenue Service filed a settlement stipulation with the United States Tax Court in complete settlement of the remaining disputed tax matters reflected in the June 12, 1998 statutory notice of deficiency. The settlement stipulation is expressly contingent upon Seagate Delaware and the Internal Revenue Service entering into a closing agreement in connection with certain tax matters arising in all or some part of the open tax years of Seagate Delaware and New SAC. The settlement stipulation is now before the Joint Committee on Taxation for review. The filing of the settlement stipulation and the anticipated execution of the closing agreement will not result in an additional provision for income taxes.

Certain of the Company’s U.S. federal, state and foreign tax returns for various fiscal years are under examination by taxing authorities. The Company believes that adequate amounts of tax have been provided for any final assessments which may result from these examinations.

6.    Business Combinations by the Predecessor (also see Note 11, Purchase Accounting)

The Predecessor had a history of business combinations, and it acquired XIOtech Corporation (“XIOtech”) in fiscal year 2000. In connection with certain business combinations, the Predecessor recognized significant write-offs of in-process research and development. The completion of the underlying in-process projects acquired within each business combination was the most significant and uncertain assumption utilized in the valuation of the in-process research and development. Such uncertainties could give rise to unforeseen budget over runs and/or revenue shortfalls in the event that the Company is unable to successfully complete a certain research and development project. The Company is primarily responsible for estimating the fair value of the purchased research and development in all business combinations accounted for under the purchase method. The nature of research and development projects acquired, the estimated time and costs to complete the projects and significant risks associated with the projects are described below.

Valuation Methodology

In accordance with the provisions of APB Opinion No. 16, “Business Combinations” (“APBO 16”), all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

price properly attributed to incomplete research and development projects expensed according to the requirements of Interpretation 4 of SFAS No. 2, “Accounting for Research and Development Costs” (“FIN 4”).

Valuation of acquired intangible assets.    Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Company’s intentions for future use of the acquired assets and (iii) analysis of data available concerning the acquired company’s products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Company and the acquired company operate was also considered in the valuation analysis.

To determine the value of in-process research and development, the Company considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses. The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The assumptions regarding the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research and development projects.

To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

To determine the value of the distribution networks and customer bases, the Company considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to the Company and risks related to the viability of and potential changes to future target markets.

To determine the value of trademarks, the Company considered, among other factors, the assumption that in lieu of ownership of a trademark, the Company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

To determine the value of assembled workforces, the Company considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionately.

The assumptions regarding the underlying in-process projects acquired within each acquisition were the most significant and uncertain assumptions utilized in the valuation analysis. Such uncertainties could give rise to unforeseen budget overruns and/or revenue shortfalls in the event that the Company is unable to successfully

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

complete a certain research and development project. The Company’s management recognizes that the Company is primarily responsible for estimating the fair value of the purchased research and development in all acquisitions accounted for under the purchase method.

The following details specific information about significant acquisitions including related assumptions used in the purchase price allocation.

Acquisition of XIOtech Corporation

In January 2000, the Company, through its parent Seagate Delaware, acquired XIOtech for 8,031,804 shares of Seagate Delaware common stock, issued from treasury shares, and options, with a combined fair value of $359 million. XIOtech designs, manufactures and markets a centralized data storage system. This system is based on an exclusive set of sophisticated data management and data movement tools. It offers storage virtualization, multi-node server clustering and zero backup window solutions. The main component of the system is MAGNITUDE, a fully implemented storage area network (“SAN”). MAGNITUDE is sold in a cabinet containing software-based architecture that allows the incorporation of all of the components of a SAN in one centralized configuration.

XIOtech also designs, develops and produces software, namely the REDI suite of software, which runs MAGNITUDE’s software based architecture. The REDI software suite is application specific and gives customers the capability of better managing their data. XIOtech is currently developing the next generation technologies for both products, named Thunderbolt and REDI 7.0, respectively.

Assumptions used in estimating the fair value of intangible assets:

Revenue

Future revenue estimates were generated for the following technologies: (i) MAGNITUDE, (ii) REDI, (iii) Thunderbolt, the next generation development of MAGNITUDE, and (iv) REDI 7.0, the next generation development of REDI. These revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenue, (iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product’s underlying technology.

Operating expenses

Estimated operating expenses used in the valuation analysis of XIOtech included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of Seagate Delaware and XIOtech’s overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

Cost of goods sold.    Estimated cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 46% to 55%.

General and administrative (“G&A”) expense.    Estimated G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 5% in fiscal year 2000 to less than 1% in fiscal year 2004 declining as production levels and related revenue increased and thus efficiencies in production are assumed to be attained.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Selling and marketing (“S&M”) expense.    Estimated S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 20% in fiscal year 2001 to a sustainable 15% in fiscal year 2002 and beyond. For fiscal year 2000, however, when certain in-process technology was originally estimated to become commercially available, S&M expense was estimated to be 45% due to the relatively low revenue expectation in the initial commercialization period.

Research and development (“R&D”) expense.    Estimated R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as “maintenance” R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 2% of revenue for the developed and in-process technologies in fiscal year 2000 and 3% throughout the remainder of the estimation period.

In addition, as of the date of the acquisition, Seagate Delaware’s management and XIOtech’s management anticipated the costs to complete the in-process technologies at approximately $0.95 million.

Effective tax rate

The effective tax rate utilized in the analysis of the in-process technologies was 40%, which reflects Seagate Delaware’s combined U.S. federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

Discount rate

The discount rates selected for XIOtech’s developed and in-process technologies were 16% and 23%, respectively. In the selection of the appropriate discount rates, consideration was given to the Weighted Average Cost of Capital (“WACC”) of approximately 16% at the date of acquisition. The discount rate utilized for the in-process technology was determined to be higher than Seagate Delaware’s WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company’s WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

As a result of this acquisition, the Predecessor incurred a one-time write-off of in-process research and development of approximately $105 million. This acquisition was accounted for as a purchase and, accordingly, the results of operations of XIOtech have been included in the Predecessor’s combined financial statements from the date of acquisition.

The following is a summary of the purchase price allocation (in millions):

Tangible assets less liabilities assumed	$12
Developed technology	37
Trade names	5
Assembled workforce	2
Customer list	2
In-process research and development	105
Goodwill	214
Deferred tax liability	(18)

$359

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

7.    Supplemental Cash Flow Information

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
	(in millions)
Cash Transactions:
Cash paid for interest	$58	$50	$26	$52
Cash paid (received) for income taxes, net of refunds	18	6	(63)	263

Non-Cash Transactions:
Acquisition of XIOtech	—	—	—	359

The components of depreciation and amortization expense are as follows:

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
	(in millions)
Depreciation	$320	$164	$238	$586
Amortization:
Goodwill and intangibles	28	17	26	36
Deferred compensation	12	5	2	6
Other assets	45	(4)	(5)	38

	$405	$182	$261	$666

8.    Restructuring Costs

During fiscal year 2002, the Company recorded $13 million in restructuring charges and reversed $9 million of restructuring charges recorded in prior fiscal years resulting in a net restructuring charge of $4 million. The restructuring plan implemented in fiscal year 2002 was established to align the Company’s global workforce and manufacturing capacity with existing and anticipated future market requirements, primarily in its IT operations and in its Far East operations in China (the “fiscal year 2002 restructuring plan”). The restructuring charges were comprised of $10 million for employee termination costs, $2 million for contract cancellations and $1 million for the write-off of excess manufacturing equipment. As a result of employee terminations in connection with the fiscal year 2002 restructuring plan, the Company estimates that upon completion of these restructuring activities, annual salary expense will be reduced by approximately $23 million. The Company expects the fiscal year 2002 restructuring plan to be substantially complete by September 27, 2002.

As part of the transactions, the Company assumed all restructuring liabilities previously recorded by Seagate Delaware relating to the Predecessor, including $41 million related to restructuring activities announced in fiscal year 2000 and $3 million related to restructuring activities announced in fiscal year 2001. During the year ended June 29, 2001, the Company recorded restructuring charges totaling $107 million. Of the $107 million, $98 million was a result of a restructuring plan established to continue the alignment of the Company’s global

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

workforce and manufacturing capacity with existing and anticipated future market requirements, primarily in its Far East operations in Thailand and Malaysia (the “fiscal year 2001 restructuring plan”). The remaining $9 million consisted of a $3 million employee termination benefit adjustment to the original estimate related to the fiscal year 2000 restructuring plan and $6 million in additional restructuring charges for adjustments to original lease termination cost estimates to the fiscal year 1998 restructuring plan. The fiscal year 2001 restructuring plan includes workforce reductions, capacity reductions including closure of facilities or portions of facilities, write-off of excess equipment and consolidation of operations. The restructuring charges were comprised of $59 million for employee termination costs; $22 million for the write-off of owned facilities located in Thailand and Malaysia; $13 million for the write-off of excess manufacturing, assembly and test equipment; $3 million in lease termination costs; and $1 million in other expenses. Prior to these restructuring activities, there was no indication of permanent impairment of the assets associated with the closure and consolidation of facilities.

In June 2001, the Company reversed $22 million of its restructuring charges comprised of $11 million of restructuring reserves recorded in the current fiscal year and $11 million of restructuring charges recorded in prior fiscal years. This reversal included $13 million of valuation allowances classified elsewhere on the balance sheet. In addition, reclassifications between cost categories within the restructuring accruals were made as a result of differences between original estimates and amounts actually incurred or expected to be incurred.

In connection with the fiscal year 2001 restructuring plan, the Company’s planned workforce reduction and the other restructuring activities were substantially complete as of March 29, 2002. As a result of employee terminations and the write-off of equipment and facilities in connection with the fiscal year 2001 restructuring plan, the Company estimates that upon completion of these restructuring activities, annual salary and depreciation expense will be reduced by approximately $100 million and $14 million, respectively.

In connection with the fiscal year 2000 restructuring plan, the Predecessor recorded an adjustment of $3 million in the quarter ended September 29, 2000 as a result of an increase in the estimated number of employees to be terminated. As a result of employee terminations and the write-off of equipment and facilities in connection with the fiscal year 2000 restructuring plan, the Company estimates that upon completion of these restructuring activities, annual salary and depreciation expense will be reduced by approximately $151 million and $48 million, respectively. The fiscal year 2000 restructuring plan was substantially complete as of December 29, 2000.

In connection with the restructuring plan implemented in fiscal 1998, the Predecessor revised its original lease termination cost estimates on certain of its facilities and recorded an additional $6 million in restructuring charges in the quarter ended September 29, 2000.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes Seagate Technology’s and the Predecessor’s restructuring activities for the fiscal years ended June 28, 2002, June 29, 2001 and June 30, 2000:

	Severance and Benefits	Excess Facilities	Equipment	Contract Cancellations	Other	Total
	(in millions)
The Predecessor
Reserve balances, July 2, 1999	$4	$18	$—	$3	$11	$36
Restructuring charge	88	40	81	2	5	216
Cash charges	(67)	(11)	—	—	(2)	(80)
Non-cash charges	—	(28)	(81)	—	—	(109)
Adjustments and reclassifications	(2)	(9)	—	—	1	(10)

Reserve balances, June 30, 2000	23	10	—	5	15	53

Restructuring charge	6	12	1	—	—	19
Cash charges	(14)	(5)	—	—	(3)	(22)
Non-cash charges	—	(6)	(1)	—	—	(7)

Reserve balances, November 22, 2000	$15	$11	$—	$5	$12	$43

Seagate Technology
Reserve balances, November 23, 2000	$15	$11	$—	$5	$12	$43
Restructuring charge	56	19	12	—	1	88
Cash charges	(30)	(2)	—	—	(4)	(36)
Non-cash charges	—	(7)	(7)	—	—	(14)
Adjustments and reclassifications	(7)	(10)	(5)	—	—	(22)

Reserve balances, June 29, 2001	34	11	—	5	9	59

Restructuring charge	10		1	2	—	13
Cash charges	(37)	(7)	—	(1)	(3)	(48)
Non-cash charges	—	—	(1)	—	—	(1)
Adjustments and reclassifications	(3)	5	—	(5)	(6)	(9)

Reserve balances, June 28, 2002	$4	$9	$—	$1	$—	$14

The Company may not be able to realize all of the expected savings from its restructuring activities and cannot ensure that the restructuring activities and transfers will be implemented on a cost-effective basis without delays or disruption in its production and without adversely affecting its results of operations.

9.    Business Segment and Geographic Information

The Company has two operating segments: rigid disc drives and storage area networks. However, only the rigid disc drive business is a reportable segment. The “other” category in the following revenue and gross profit tables consists primarily of the storage area networks business from the date of its acquisition by the Company in January 2000. The accounting policies of the segments are the same as those used in preparation of the Company’s consolidated financial statements. The Company has identified its Chief Executive Officer (the “CEO”) as the Chief Operating Decision Maker. The CEO evaluates performance and allocates resources based on revenue and gross profit from operations of each segment. Gross profit from operations is defined as revenue less cost of revenue.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

In fiscal year 2002, Compaq Computer Corporation, together with Hewlett-Packard, accounted for more than 10% of consolidated revenue for a total of $1.190 billion. For the period from November 23, 2000 to June 29, 2001, Compaq Computer Corporation and EMC Corporation each accounted for more than 10% of consolidated revenue for a total of $527 million and $434 million, respectively. For the period from July 1, 2000 to November 22, 2000, Compaq Computer Corporation and EMC Corporation each accounted for more than 10% of combined revenue for a total of $422 million and $328 million, respectively. In fiscal year 2000, Compaq Computer Corporation accounted for more than 10% of combined revenue for a total of $1.100 billion.

Long-lived assets consist of property, equipment and leasehold improvements, capital leases, equity investments, goodwill and other intangibles, and other non-current assets as recorded by the Company’s operations in each area.

The following table summarizes the Company’s operations by business segment:

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
Revenue and Gross Profit	(in millions)
Revenue:
Rigid Disc Drives	$6,023	$3,626	$2,292	$6,060
Other	74	39	21	13
Eliminations	(10)	(9)	(3)	—

Consolidated	$6,087	$3,656	$2,310	$6,073

Gross Profit:
Rigid Disc Drives	$1,558	$712	$264	$1,247
Other	35	20	11	4

Consolidated	$1,593	$732	$275	$1,251

Total Assets
Total Assets:
Rigid Disc Drives	$3,103	$2,932		$5,557
Other	43	45		261

Operating Segments	3,146	2,977		5,818
Eliminations	(51)	(11)		—

Consolidated	$3,095	$2,966		$5,818

On a separate basis, in conformity with accounting principles generally accepted in the United States, the storage area networks business had net losses of $51 million, $50 million, $24 million and $127 million in fiscal year 2002, the period from November 23, 2000 to June 29, 2001, the period from July 1, 2000 to November 22, 2000, and fiscal year 2000, respectively. See Note 18, Subsequent Events.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s operations by geographic area:

	Seagate Technology		Predecessor
	Year Ended June 28, 2002	Period from November 23, 2000 to June 29, 2001	Period from July 1, 2000 to November 22, 2000	Year Ended June 30, 2000
	(in millions)
Revenue from external customers(1):
United States	$2,398	$1,441	$1,103	$2,652
The Netherlands	1,438	881	461	1,302
Singapore	1,627	970	445	1,376
Other	624	364	301	743

Consolidated	$6,087	$3,656	$2,310	$6,073

Long-lived assets:
United States	$805	$524		$1,391
Singapore	204	194		392
Other	124	310		605

Consolidated	$1,133	$1,028		$2,388

(1)	Revenue is attributed to countries based on the shipping location.

10.    Distribution Customer Transition

In the third quarter of fiscal year 2002, the Company’s North American distribution customers transitioned from a consignment model, under which the Company recognized revenue when distributors sold the Company’s products to their customers, to a sell-in model, under which the Company recognizes revenue when its products are sold to distributors. This transition resulted from changes in the Company’s contractual arrangements with its North American distribution customers. During fiscal year 2002, this transition resulted in a one-time increase in total revenue, operating income and net income of approximately 1%, 3% and 7%, respectively. In the third quarter of fiscal year 2002, this transition resulted in a one-time increase in total revenue, operating income and net income of approximately 4%, 9% and 9%, respectively.

11.    Purchase Accounting

On November 22, 2000, under the stock purchase agreement, the Company’s parent, New SAC completed the purchase of substantially all of the operating assets of, and assumption of the operating liabilities of, Seagate Delaware and its consolidated subsidiaries. The total net purchase price paid by New SAC for all the businesses of Seagate Delaware, including Seagate Technology, was $1.840 billion in cash, including transaction costs of approximately $25 million. Immediately thereafter, in a separate and independent transaction, Seagate Delaware and VERITAS completed their merger under the Merger Agreement. At the time of the merger, Seagate Delaware’s assets included a specified amount of cash, an investment in VERITAS, and certain specified investments and liabilities. In connection with the Merger Agreement, Seagate Delaware, VERITAS and New SAC entered into an Indemnification Agreement, pursuant to which these entities and certain other subsidiaries of Seagate Delaware, agreed to certain indemnification provisions regarding tax and other matters that may arise in connection with the stock purchase agreement and Merger Agreement.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

        New SAC accounted for this transaction as a purchase in accordance with APBO 16. All acquired tangible assets, identifiable intangible assets as well as assumed liabilities were valued based on their relative fair values and reorganized into the following businesses: (1) the rigid disc drive business, which is now Seagate Technology, which includes the storage area networks business, (2) the removable storage solutions business, which is now Certance Holdings, a direct subsidiary of New SAC and Seagate Technology’s affiliate, (3) the software business, which is now Crystal Decisions, an indirect subsidiary of New SAC and Seagate Technology’s affiliate, and (4) an investment holding company, which is now STIH, a direct subsidiary of New SAC and Seagate Technology’s affiliate. Each of Certance Holdings, Crystal Decisions and STIH are direct or indirect subsidiaries of New SAC and are not owned by Seagate Technology. The fair value of the net assets exceeded the net purchase price by approximately $909 million. Accordingly, the resultant negative goodwill was allocated on a pro rata basis to acquired long-lived assets of New SAC, primarily property, plant and equipment, and identified intangible assets, and reduced the recorded fair value amounts by approximately 46% for all the acquired businesses. In accordance with Staff Accounting Bulletin No. 73, “Push Down Basis of Accounting”, the Company has reflected its parent company’s basis in the rigid disc drive and storage area networks operating businesses in the related balance sheet at the date of acquisition.

The table below summarizes the allocation of net purchase price as it relates to Seagate Technology.

Description	Useful Life in Years	Estimated Fair Value
		(in millions)
Net current assets (1)(3)		$869
Other long-lived assets		42
Property, plant and equipment (2)	Up to 30	763
Identified intangibles:
Trade names (4)	10	47
Developed technologies (4)	3–7	49
Assembled workforces (4)	1–3	43
Other	5	1

Total identified intangibles		140
Long-term deferred taxes (3)		(63)
Long term liabilities		(119)
Net assets		1,632
In-process research and development (4)		52

Net Purchase Price		$1,684

(1)	Acquired current assets included cash and cash equivalents, accounts receivable, inventories and other current assets. The fair values of current assets generally approximated the recorded historic book values. Short-term investments were valued based on quoted market prices. Inventory values were estimated based on the current market value of the inventories less completion costs and less a profit margin for activities remaining to be completed until the inventory is sold. Valuation allowances were established for current deferred tax assets in excess of long-term deferred tax liabilities (See Note 5, Income Taxes).

Assumed current liabilities included accounts payable, accrued compensation and expenses and accrued income taxes. The fair values of current liabilities generally approximated the historic recorded book values because of the monetary nature of most of the liabilities.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Details of the net current assets are as follows (in millions):

Cash and cash equivalents	$852
Marketable securities	118
Accounts receivable, net	456
Inventories	734
Other current assets	271
Accounts payable	(686)
Accrued employee compensation	(167)
Accrued expenses	(537)
Accrued income taxes	(172)

Total tangible assets acquired	$869

(2)	The Company, through its parent, estimated the value of the acquired property, plant and equipment, after considering the estimated cost to construct or acquired comparable property. In making this estimate, machinery and equipment were valued using replacement cost estimates reduced by depreciation factors representing the condition, functionality and operability of the assets. In valuing office and data communication equipment, the sales comparison approach was used. Land, land improvements, buildings, and building and leasehold improvements were valued based upon discussions with knowledgeable personnel.

(3)	Long-term deferred tax liabilities arose as a result of the excess of the fair values of inventory and acquired intangible assets over their related tax basis. The Company had $434 million of U.S. federal and state deferred tax assets for which a full valuation allowance was established.

(4)	The Company estimated the value of acquired identified intangibles. The significant assumptions relating to each category are discussed in the following paragraphs. Also, these assets are being amortized on the straight-line basis over their estimated useful life and resultant amortization is included in amortization of goodwill and other intangibles.

Trade names—The value of the trade names was based upon discounting to their net present value the licensing income that would arise by charging the operating businesses that use the trade names.

Developed technologies—The value of this asset for each operating business was determined by discounting the expected future cash flows attributable to all existing technologies which had reached technological feasibility, after considering risks relating to: (1) the characteristics and applications of the technology, (2) existing and future markets, and (3) life cycles of the technologies. Estimates of future revenues and expenses used to determine the value of developed technology were consistent with the historical trends in the industry and expected outlooks.

Assembled workforces—The value of the assembled work force was determined by estimating the recruiting, hiring and training costs to replace each group of existing employees.

In-process research and development—The value of in-process research and development was based on an evaluation of all developmental projects using the guidance set forth in FIN 4 and SFAS No. 86, “Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The amount was determined by: (1) obtaining management estimates of future revenues and operating profits associated with existing developmental projects, (2) projecting the cash flows and costs to completion of the underlying technologies and resultant products, and (3) discounting these cash flows to their net present value.

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Estimates of future revenues and expenses used to determine the value of in-process research and development were consistent with the historical trends in the industry and expected outlooks. The entire amount was charged to operations because related technologies had not reach technological feasibility and they had no alternative future use.

Pro forma financial information

The pro forma financial information presented below is presented as if the acquisition of substantially all of the operating assets of the Predecessor had occurred at the beginning of fiscal year 2001. The pro forma statement of operations for the year ended June 29, 2001 includes the historical results of Seagate Technology in addition to the historical results of the Predecessor and are adjusted to reflect the new accounting basis for the assets and liabilities of the Company, and exclude acquisition related charges for recurring amortization of goodwill and intangibles related to the Predecessor’s prior acquisitions. The pro forma financial results are as follows:

Seagate Technology
Year Ended June 29, 2001
(in millions, except per share data)
Revenue	$5,966
Income before income taxes	$265
Net income	$220
Net income per share (1)	$0.55

(1)	From November 23, 2000 through June 29, 2001, the Company had 400 million outstanding Series A preferred shares. For purposes of pro forma net income per share computations these 400 million shares have been presumed to be outstanding for the entire period presented.

12.    Equity

Capital Stock

The Company’s authorized share capital is $10,500 and consists of 600 million common shares, par value $0.00001, of which 2,320,127 were issued and outstanding as of June 28, 2002, and 450 million preferred shares, par value $0.00001, of which 400 million shares are designated Series A preferred shares. All Series A preferred shares are outstanding as of June 28, 2002. No other preferred shares were issued or outstanding as of June 28, 2002.

Common shares—Holders of common shares are entitled to receive dividends and distributions when and as declared by the Company’s Board of Directors. Upon any liquidation, dissolution, or winding up of the Company, after required payments are made to holders of preferred shares, any remaining assets of the Company will be distributed ratably to holders of the preferred and common shares. Holders of common shares are entitled to one vote per share on all matters presented to the Company’s shareholders.

Preferred shares—The Company’s Board of Directors may issue one or more series of preferred shares at any time and for the consideration determined by the Board of Directors. Holders of the outstanding preferred shares are entitled to receive dividends and distributions when and as declared by the Company’s Board of Directors on a basis equal to the Company’s common shares and in preference to the common shares in certain situations. Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred shares shall receive, out of any remaining legally available assets of the Company, a liquidation preference of $2.30 per Series A preferred share, less the aggregate amount of any distributions or dividends already made per

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Series A preferred share. After the payment in full of the liquidation preference, the holders of Series A preferred shares are entitled to share, ratably with the holders of common shares, in any remaining assets available for distribution. To the extent there are not sufficient remaining assets of the Company to pay the liquidation preference, holders of preferred shares shall share ratably in the distribution of the Company’s remaining assets. Upon payment of the liquidation preference and any other amounts payable on liquidation, dissolution or winding up on each preferred share, the preferred shares shall be cancelled. Holders of preferred shares will have one vote per share, and all such shares are convertible on a one-to-one basis into common shares.

Redesignation of Capital Stock

The Company’s original outstanding capital stock, as of May 30, 2001, was 4,000 common shares with a par value of $1.00 per share. In February 2001, the Company’s majority shareholder, New SAC, approved a plan to redesignate the Company’s capital stock. As a result, on May 31, 2001, the Company executed a resolution and the authorized share capital of the Company was reduced from $50,000 to $10,500, and the par value was reduced from $1.00 per share to $0.00001 per share. The authorized share capital of the Company was then changed to 1,050,000,000 shares, of which 600,000,000 were common shares with a par value of $0.00001 each, and 450,000,000 preferred shares with a par value of $0.00001 each. Concurrently, the 4,000 shares of common shares then outstanding and held by New SAC were divided into 400,000,000 shares and were redesignated as Series A preferred shares.

Distributions

During fiscal year 2002, the Company made distributions to its shareholders totaling $200 million consisting of a $33 million distribution in March 2002 and a $167 million distribution in May 2002. Of the $200 million, New SAC, as holder of 99.4% of the outstanding shares of the Company, received approximately $199 million, and the employee shareholders of the Company, as holders of approximately 0.6% of the outstanding shares, received an aggregate of approximately $1 million. The shares held by New SAC are Series A preferred shares. After giving effect to the distributions made to the preferred shareholders during fiscal year 2002, the liquidation preference as described above was reduced to $1.80 per preferred share upon any liquidation, dissolution, or winding up of the Company.

13.    Commitments

Leases—The Company leases certain property, facilities and equipment under non-cancelable lease agreements. Land and facility leases expire at various dates through 2015 and contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at June 28, 2002:

Operating Leases
(in millions)
2003	$27
2004	23
2005	19
2006	26
2007	13
After 2007	127

$235

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Total rent expense for all land, facility and equipment operating leases was $23 million, $17 million and $11 million for fiscal year 2002 and the periods from November 23, 2000 to June 29, 2001 and July 1, 2000 to November 22, 2000, respectively. Total rent expense for all land, facility and equipment operating leases was $36 million for fiscal year 2000. Total sublease rental income for fiscal year 2002 and the periods from November 23, 2000 to June 29, 2001 and July 1, 2000 to November 22, 2000 was $8 million, $6 million and $4 million, respectively. Total sublease rental income for fiscal year 2000 was $9 million. The Company subleases a portion of its facilities that it considers to be in excess of current requirements. Total future lease income to be recognized for the Company’s existing subleases is approximately $32 million.

Capital Expenditures—The Company’s commitments for construction of manufacturing facilities and equipment approximated $161 million at June 28, 2002.

14.    Legal, Environmental, and Other Contingencies

Intellectual Property Litigation

Papst Licensing GmbH—Papst Licensing GmbH has given the Company notice that it believes certain former Conner Peripherals, Inc. disc drives infringe several of its patents covering the use of spindle motors in disc drives. Conner merged with Seagate Delaware in February 1996. Papst is currently involved in litigation with several other rigid disc drive manufacturers, including IBM, Maxtor/Quantum and Matsushita Electric Industrial Co., Ltd., a disc drive motor manufacturer, Minebea Co., Ltd., and has sued and settled with other rigid disc drive manufacturers including Fujitsu. The Company believes that the former Conner rigid disc drives in question do not infringe any valid and/or enforceable claims of the patents. The Company also believes that subsequent to the Company’s merger with Conner, the Company’s earlier paid-up license under Papst’s patents extinguishes any ongoing liability for products introduced by the Company after the effective date of the merger. The Company also believes it enjoys the benefit of a separate license under Papst’s patents since Papst granted a license to motor vendors of Conner and the Company. In April 1997, Seagate Delaware entered into a tolling agreement with Papst that provides, among other things, that Papst will not file any lawsuits or take other legal action against the Company or any of Conner’s customers alleging infringement of Papst’s patents. After the closing of the November 2000 transactions, Papst took the position that the 1993 Papst-Seagate Technology license was not properly assigned in the November 2000 transactions and any new Seagate Technology rigid disc drives would be assumed to be unlicensed. The Company believes that the assignment of the Papst license is legally effective. On June 28, 2002, the Company received a letter sent on behalf of Papst informing the Company that Papst is terminating the tolling agreement in accordance with its terms upon 15 days prior written notice. On July 11, 2002, the Company filed a complaint in the U.S. District Court for the Northern District of California, Seagate Technology LLC and Seagate Technology International v. Papst Licensing GmbH, Case No. C02-03348 HRL, for declaratory judgment of the validity and enforceability of the 1993 Papst-Seagate Technology license agreement, patent exhaustion, equitable estoppel, implied license and other relief. On July 15, 2002, Papst filed a complaint for patent infringement in the U.S. District Court for the Central District of California, Papst Licensing GmbH & Co. KG v. Western Digital Corp., Seagate Technology LLC, Veritas Software Technology Corporation, et al., SACV 02-650 AHS (Anx). See Note 17, Subsequent Events (Unaudited).

Convolve, Inc.—Between 1998 and 1999, Convolve, Inc., a small privately held technology consulting firm, engaged in discussions with Seagate Delaware with respect to the potential license of technology that Convolve claimed to own. During that period, the parties entered into non-disclosure agreements. The Company declined Convolve’s offer of a license in late 1999. On July 13, 2000, Convolve and the Massachusetts Institute of Technology filed suit against Compaq Computer Corporation and the Company in the U.S. District Court for the Southern District of New York, alleging patent infringement, misappropriation of trade secrets, breach of

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

contract, tortious interference with contract and fraud relating to Convolve and MIT’s Input Shaping® and Convolve’s Quick and QuietTM technology. The plaintiffs claim their technology is incorporated in the Company’s sound barrier technology, which was publicly announced on June 6, 2000. The complaint seeks injunctive relief, $800 million in compensatory damages and unspecified punitive damages. The Company answered the complaint on August 2, 2000, and filed cross-claims for declaratory judgment that two Convolve/MIT patents are invalid and not infringed and that the Company owns any intellectual property based on the information that the Company disclosed to Convolve. The court denied plaintiffs’ motion for expedited discovery, and ordered plaintiffs to identify their trade secrets to defendants before discovery could begin. Convolve served a trade secrets disclosure on August 4, 2000, and the Company filed a motion challenging the disclosure statement. On May 3, 2001, the court appointed a special master to review the trade secret issues. The special master resigned on June 5, 2001, and the court appointed another special master on July 26, 2001. After a hearing on the Company’s motion challenging the trade secrets disclosure on September 21, 2001, the special master issued a report and recommendation to the court that the trade secret list was insufficient. Convolve revised the trade secret list, and the court entered an order on January 1, 2002, accepting the special master’s recommendation that this trade secret list was adequate. Discovery is in process on all non-damages issues. On November 6, 2001, the USPTO issued U.S. Patent No. 6,314,473 to Convolve. Convolve filed an amended complaint on January 16, 2002, alleging defendants’ infringement of this patent and the Company answered and filed counterclaims on February 8, 2002. The Company is analyzing the ’473 patent claims that were recently added. On July 26, 2002, the Company filed a Rule 11 motion challenging the adequacy of Convolve’s pre-filing investigation on the first two patents alleged in the complaint and seeking dismissal of Convolve’s claims related to these patents and reimbursement of attorney’s fees. Briefing on claims construction issues is set to be completed by the end of this calendar year, with a claims construction (Markman) hearing likely to follow in the months thereafter. No trial date has been set. The Company believes that the claims are without merit and intends to defend against them vigorously.

Environmental Matters

The Company’s operations inside and outside the United States are subject to laws and regulations relating to protection of the environment, including those governing the discharge of pollutants into the air, soil and water, the management and disposal and hazardous substances and wastes and clean-up of contaminated sites. Contaminants have been detected at some of the Company’s former sites, principally in connection with historical operations. In addition, the Company has been named as a potentially responsible party at several superfund sites. Investigative activities have taken place at all sites of known contamination. One former site is under a Consent Order by the U.S. Environmental Protection Agency. The extent of the contamination at this site has been investigated and defined and remediation is underway. The Company is indemnified by a third party for a portion of the costs it may incur in the clean-up of contamination at most sites. In the opinion of management, including internal counsel, the probability is remote that the losses to the Company arising from these environmental matters would be material to the Company’s financial position, cash flows or results of operations.

Other Matters

The Company is involved in a number of other judicial and administrative proceedings incidental to its business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company’s financial position or results of operations.

15.    Related Party Transactions

On the closing of the November 2000 transactions, the Company paid a consulting and financial advisory fee of $40 million to certain New SAC investors. In addition, the Company pays an annual fee of $2 million to

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

certain New SAC investors in exchange for monitoring, management, business strategy, consulting and financial services.

Historically, the Predecessor has provided substantial services to other affiliated companies. Upon the closing of the stock purchase agreement by New SAC, these services continue to be provided by the Company through New SAC. The services provided generally include general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions, among others. The Company charges for these services through corporate expense allocations. The amount of corporate expense allocations depends upon the total amount of allocable costs incurred by the Company on behalf of the affiliated company less amounts charged as specified cost or expense rather than by allocation. Such costs have been proportionately allocated to the affiliated companies based on detailed inquiries and estimates of time incurred by the Company’s corporate marketing and general administrative departmental managers. Management believes that the allocations charged to other affiliated companies are reasonable. Allocations charged to other affiliated companies’ marketing and administrative expenses for the year ended June 28, 2002, the periods from November 23, 2000 to June 29, 2001 and from July 1, 2000 to November 22, 2000 and the year ended June 30, 2000 were $4.1 million, $3.5 million, $1.3 million and $4.5 million, respectively. Purchases and sales to other affiliated companies were not material for any of the periods presented.

At June 28, 2002, amounts receivable from three officers totaled $2.2 million while amounts receivable from an additional 23 officers and/or employees totaled $1.8 million. Individual loans were made to these employees to assist them with relocation costs and/or beginning employment at the Company. The loans totaling $2.2 million bear interest at 8% per year and are due in lump sum payments, including unpaid interest, in fiscal year 2006. Under the terms of these loans, $1.1 million of the $2.2 million, as well as accrued and unpaid interest will be forgiven if these officers remain employed for a specified period of time. In the periods in which these officers fulfill their employment obligations, the amount of principle and interest, which are forgiven ratably over the required employment term, will be charged to compensation expense. The loans totaling $1.8 million generally are non-interest bearing and are due in lump sum payments at the end of a five-year period.

16.    Condensed Consolidating Financial Information

The $400 million principal amount of 8% senior notes due 2009 were issued by Seagate Technology HDD Holdings, or HDD, on May 13, 2002. HDD is a 100% owned direct subsidiary of Seagate Technology. The 8% senior notes are guaranteed on a full and unconditional basis by Seagate Technology, the parent company of HDD. The following tables present parent guarantor, subsidiary issuer and combined non-guarantors condensed consolidating balance sheets of Seagate Technology and its subsidiaries at June 28, 2002 and June 29, 2001, and the condensed consolidating results of its operations and its cash flows for the fiscal year ended June 28, 2002 and the period from November 23, 2000 to June 29, 2001. The information classifies the subsidiaries of Seagate Technology into Seagate Technology-parent company guarantor, HDD-subsidiary issuer, and the combined non-guarantors based upon the classification of those subsidiaries under the provisions of the 8% senior notes due 2009 issued May 13, 2002. Condensed consolidating financial information for the periods prior to the November 2000 transactions is not presented because the Seagate Technology-parent company guarantor and the HDD-subsidiary issuer did not legally exist until August 2000, their operations prior to November 23, 2000 were not significant (see “Historical Transactions—November 2000 Transactions”), and on an individual legal entity basis neither Seagate Technology nor HDD had a predecessor company. Accordingly, for periods prior to November 23, 2000, the financial information for the combined non-guarantors is equivalent to the combined balance sheet, statement of operations, and cash flows of the entire predecessor company, which is the combined rigid disc drive and storage area network operations of Seagate Delaware. In addition, all outstanding long-term debt for periods prior to June 28, 2002, primarily comprised of the Term A and Term B loans, and the 12½% senior subordinated notes, was issued by subsidiaries that are classified as non-guarantors in the following

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

condensed consolidating financial information. Seagate Technology is restricted in its ability to obtain funds from its subsidiaries by dividend or loan under both the indenture governing the 8% senior notes and the credit agreement governing the senior secured credit facilities. Under each of these instruments, dividends paid by HDD or its restricted subsidiaries would constitute restricted payments and loans between Seagate Technology and HDD or its restricted subsidiaries would constitute affiliate transactions.

Consolidating Balance Sheet

June 28, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non- Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$—	$46	$566	$—	$612
Short-term investments	—	—	231	—	231
Accounts receivable, net	—	—	614	—	614
Intercompany receivable	—	3	14	(17)	—
Inventories	—	—	347	—	347
Deferred income taxes	—	—	33	—	33
Other current assets	—	—	125	—	125

Total Current Assets	—	49	1,930	(17)	1,962

Property, equipment and leasehold improvements, net	—	—	1,022	—	1,022
Equity investment in HDD	632	—	—	(632)	—
Equity investments in Non-Guarantors	9	1,067	—	(1,076)	—
Intangible assets, net	—	—	6	—	6
Intercompany loan receivable	—	305	—	(305)	—
Other assets	—	14	91	—	105

Total Assets	$641	$1,435	$3,049	$(2,030)	$3,095

Accounts payable	$—	$—	$743	$—	$743
Affiliate accounts payable	—	—	12	—	12
Intercompany payable	—	1	16	(17)	—
Accrued employee compensation	—	—	190	—	190
Deferred compensation	—	146	1	—	147
Accrued expenses	—	6	333	—	339
Accrued income taxes	—	—	170	—	170
Current portion of long-term debt	—	1	1	—	2

Total Current Liabilities	—	154	1,466	(17)	1,603

Other liabilities	—	—	102	—	102
Intercompany loan payable	—	—	305	(305)	—
Long-term debt, less current portion	—	649	100	—	749

Total Liabilities	—	803	1,973	(322)	2,454

Shareholders’ Equity	641	632	1,076	(1,708)	641

Total Liabilities and Shareholders’ Equity	$641	$1,435	$3,049	$(2,030)	$3,095

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations

Fiscal Year Ended June 28, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non- Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$—	$6,087	$—	$6,087
Cost of revenue	—	—	4,494	—	4,494
Product development	—	—	698	—	698
Marketing and administrative	—	—	498	—	498
Amortization of intangibles	—	—	19	—	19
Restructuring	—	—	4	—	4

Total operating expenses	—	—	5,713	—	5,713

Income from operations	—	—	374	—	374
Interest income	—	2	25	(2)	25
Interest expense	—	(6)	(73)	2	(77)
Equity in income of HDD	203	—	—	(203)	—
Equity in losses of Non-Guarantors	(50)	207	—	(157)	—
Debt refinancing charges	—	—	(93)	—	(93)
Other, net	—	—	10	—	10

Other income (expense), net	153	203	(131)	(360)	(135)

Income before income taxes	153	203	243	(360)	239
Provision for income taxes	—	—	86	—	86

Net income	$153	$203	$157	$(360)	$153

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Cash Flows

Fiscal Year Ended June 28, 2002

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non- Guarantors	Eliminations	Seagate Technology Consolidated
Net Income	$153	$203	$157	$(360)	$153
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	—	—	405	—	405
Deferred income taxes	—	—	62	—	62
Non-cash portion of restructuring charge	—	—	1	—	1
Deferred compensation charge	—	—	147	—	147
Debt refinancing charges	—	—	93	—	93
Equity in income of HDD	(203)	—	—	203	—
Equity in income of Non-Guarantors	50	(207)	—	157	—
Other, net	—	—	8	—	8
Changes in operating assets and liabilities
Accounts receivable	—	—	(75)	—	(75)
Inventories	—	—	(57)	—	(57)
Accounts payable	—	—	225	—	225
Accrued expenses, employee compensation and warranty	—	—	(128)	—	(128)
Accrued income taxes	—	—	6	—	6
Other assets and liabilities, net	—	4	61	—	65

Net cash provided by operating activities	—	—	905	—	905

Investing Activities
Acquisition of property, equipment and leasehold improvements	—	—	(540)	—	(540)
Purchase of short-term investments	—	—	(1,037)	—	(1,037)
Maturities and sales of short-term investments	—	—	989	—	989
Other, net	—	—	(22)	—	(22)

Net cash used in investing activities	—	—	(610)	—	(610)

Financing Activities
Issuance of long-term debt, net of issuance costs	—	636	100	—	736
Repayment of long-term debt	—	—	(899)	—	(899)
Redemption premium on 12½% senior notes	—	—	(50)	—	(50)
Loan from Non-Guarantor to HDD	—	33	(33)	—	—
Repayment of loan from Non-Guarantor to HDD	—	(33)	33	—	—
Loan from HDD to Non-Guarantor	—	(301)	301	—	—
Loan to Parent	33	(33)	—	—	—
Loan payment from Parent	(33)	33	—	—	—
Distributions from HDD to Seagate Technology	258	(258)	—	—	—
Distributions to shareholders	(200)	—	—	—	(200)
Exercise of employee stock options	4	—	—	—	4
Capital contribution to HDD	(4)	4	—	—	—
Capital contributions to Non-Guarantors	(58)	(35)	93	—	—
Other, net	—	—	(2)	—	(2)

Net cash provided by (used in) financing activities	—	46	(457)	—	(411)
Effect of exchange rate changes on cash and cash equivalents	—	—	2	—	2

Increase (decrease) in cash and cash equivalents	—	46	(160)	—	(114)
Cash and cash equivalents at the beginning of the period	—	—	726	—	726

Cash and cash equivalents at the end of the period	$—	$46	$566	$—	$612

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheet

June 29, 2001

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non- Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$—	$—	$726	$—	$726
Short-term investments	—	—	183	—	183
Accounts receivable, net	—	—	539	—	539
Intercompany receivable	—	—	33	(33)	—
Inventories	—	—	322	—	322
Other current assets	—	—	168	—	168

Total Current Assets	—	—	1,971	(33)	1,938

Property, equipment and leasehold improvements, net	—	—	802	—	802
Equity investment in HDD	650	—	—	(650)	—
Equity investments in Non-Guarantors	3	650	—	(653)	—
Intangible assets, net	—	—	123	—	123
Other assets	—	—	103	—	103

Total Assets	$653	$650	$2,999	$(1,336)	$2,966

Accounts payable	$—	$—	$507	$—	$507
Affiliate accounts payable	—	—	23	—	23
Intercompany payable	—	—	33	(33)	—
Accrued employee compensation	—	—	139	—	139
Accrued expenses	—	—	432	—	432
Accrued income taxes	—	—	164	—	164
Current portion of long-term debt	—	—	23	—	23

Total Current Liabilities	—	—	1,321	(33)	1,288

Other liabilities	—	—	148	—	148
Long-term debt, less current portion	—	—	877	—	877

Total Liabilities	—	—	2,346	(33)	2,313

Shareholders’/Group Equity	653	650	653	(1,303)	653

Total Liabilities and Shareholders’/Group Equity	$653	$650	$2,999	$(1,336)	$2,966

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations

Period from November 23, 2000 to June 29, 2001

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non- Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$—	$3,656	$—	$3,656
Cost of revenue	—	—	2,924	—	2,924
Product development	—	—	388	—	388
Marketing and administrative	—	—	288	—	288
Amortization of intangibles	—		12	—	12
In-process research and development	—	—	52	—	52
Restructuring	—	—	66	—	66

Total operating expenses	—	—	3,730	—	3,730

Income (loss) from operations	—	—	(74)	—	(74)
Interest income	—	—	31	—	31
Interest expense	—	—	(54)	—	(54)
Equity in loss of HDD	(59)	—	—	59	—
Equity in losses of Non-Guarantors	(51)	(59)	—	110	—
Other, net	—	—	(4)	—	(4)

Other income (expense), net	(110)	(59)	(27)	169	(27)

Income (loss) before income taxes	(110)	(59)	(101)	169	(101)
Provision for (benefit from) income taxes	—	—	9	—	9

Net income (loss)	$(110)	$(59)	$(110)	$169	$(110)

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Period from November 23, 2000 to June 29, 2001

(in millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non- Guarantors	Eliminations	Seagate Technology Consolidated
Net Loss	$(110)	$(59)	$(110)	$169	$(110)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	—	—	182	—	182
Deferred income taxes	—	—	—	—	—
In-process research and development	—	—	52	—	52
Non-cash portion of restructuring charge	—	—	14	—	14
Equity in loss of HDD	59	—	—	(59)	—
Equity in losses of Non-Guarantors	51	59	—	(110)	—
Other, net	—	—	31	—	31
Changes in operating assets and liabilities
Accounts receivable	—	—	(84)	—	(84)
Inventories	—	—	444	—	444
Accounts payable	—	—	(196)	—	(196)
Accrued expenses, employee compensation and warranty	—	—	(141)	—	(141)
Accrued income taxes	—	—	11	—	11
Other assets and liabilities, net	—	—	66	—	66

Net cash provided by operating activities	—	—	269	—	269

Investing Activities
Acquisition of property, equipment and leasehold improvements	—	—	(239)	—	(239)
Purchase of short-term investments	—	—	(738)	—	(738)
Maturities and sales of short-term investments	—	—	673	—	673
Purchase of rigid disc drive operating assets and liabilities	—	(265)	(535)	—	(800)
Other, net	—	—	(36)	—	(36)

Net cash used in investing activities	—	(265)	(875)	—	(1,140)

Financing Activities
Issuance of long-term debt, net of issuance costs	—	—	861	—	861
Repayment of long-term debt	—	—	(5)	—	(5)
Short-term borrowings	—	—	66	—	66
Repayment of short-term borrowings	—	—	(66)	—	(66)
Net repayments under loan agreements with affiliates	—	—	(7)	—	(7)
Investment by New SAC and issuance of common stock by Seagate Technology	751	—	—	—	751
Investment by Seagate Technology in HDD	(559)	559	—	—	—
Investment by Seagate Technology in Non-Guarantor	(192)	—	192	—	—
Investment by HDD in Non-Guarantors	—	(294)	294	—	—
Other, net	—	—	(1)	—	(1)

Net cash provided by financing activities	—	265	1,334	—	1,599
Effect of exchange rate changes on cash and cash equivalents	—	—	(2)	—	(2)

Increase in cash and cash equivalents	—	—	726	—	726
Cash and cash equivalents at the beginning of the period	—	—	—	—	—

Cash and cash equivalents at the end of the period	$—	$—	$726	$—	$726

SEAGATE TECHNOLOGY AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

17.    Subsequent Events (Unaudited)

People’s Court of Nanjing City

In July 2002, the Company was sued in the People’s Court of Nanjing City, China by an individual and a private Chinese company. The complaint alleged that two of the Company’s personal storage rigid disc drive products infringe a Chinese patent which prevents the corruption of systems data stored on rigid disc drives. The July 2002 suit, which sought to stop the Company from manufacturing these two products and claimed immaterial monetary damages, was dismissed by the court on procedural grounds. On December 3, 2002, the plaintiffs served us with notice of the refiling of their lawsuit with the court. The new complaint claims immaterial monetary damages, requests injunctive relief and also requests that we recall these products from the Chinese market. Based on a preliminary analysis of the patent and the products, the Company does not believe it infringes. Moreover, the products are scheduled for end of life at the end of 2002. At this time the Company is unable to determine whether an adverse decision in this matter would result in material damages liability.

Papst Licensing GmbH

On September 19, 2002, the Company reached an agreement with Papst that settled the pending lawsuits, reconfirmed the Company’s earlier license and reached a compromise so that the Company’s license covers hard disc drive products that relate to its 1996 transaction with Conner and new Papst patents. The settlement will not have a material impact on the Company’s financial position or results of operations.

Repair and Warranty Services Agreement

On October 28, 2002, the Company closed the sale of its product repair and servicing facility in Reynosa, Mexico and certain related equipment and inventory to a wholly owned subsidiary of Jabil Circuit, Inc. (“Jabil”). Jabil has agreed to offer continued employment to 1,800 workers and members of management in Reynosa. Jabil will also be the primary source provider of warranty repair services for a multi-year period at costs defined in a long-term services agreement. During the term of this services agreement, the Company will be dependent upon Jabil to effectively manage warranty repair related costs and activities. The arrangement with Jabil is comprised of various elements, including the sale of the facility, equipment and inventory, the Company’s obligations under the services agreement, and potential reimbursements by the Company to Jabil. Because the fair values of each of these elements have not been separately established, and because the Company will repurchase the inventory sold to Jabil, the excess of the sale prices assigned to various elements of the arrangements with Jabil over their respective carrying values will be offset against cost of revenue as a reduction to warranty expense over the period of the long-term services agreement.

Sale of XIOtech Corporation

On November 4, 2002, the Company sold XIOtech Corporation, its wholly owned subsidiary that operated its storage area networks business, to New SAC. New SAC in turn sold 51% of XIOtech to a third party in a transaction in which XIOtech sold newly issued shares to this third party. As a result, New SAC has retained an interest of less than 20% of XIOtech.

In consideration of the Company’s sale of XIOtech to New SAC, it received a $32 million promissory note from New SAC. The amount of this promissory note was equal to the estimated fair value of XIOtech as of the date of the sale, net of intercompany indebtedness. Immediately after the sale of XIOtech to New SAC, the Company made an in-kind pro rata distribution of the entire promissory note to its existing shareholders, including New SAC, which at the time owned approximately 99.4% of the Company’s outstanding shares. That

SEAGATE TECHNOLOGY HOLDINGS AND ITS PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

portion of the note distributed back to New SAC was cancelled, and New SAC immediately paid off the remaining 0.6% of the promissory note held by the Company’s minority shareholders. As a result of the sale of XIOtech, the Company will no longer consolidate XIOtech’s operations with its operations.

Because New SAC at the time owned approximately 99.4% of the Company’s outstanding shares, the Company’s sale of XIOtech to New SAC will be recorded as a distribution of an amount equal to the net book value of XIOtech rather than as a sale for the fair value of the promissory note. XIOtech’s net book value was $10 million at June 28, 2002.